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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


13003047

For the month of MARCH, 2013.

Commission File Number 33-39924

REED ELSEVIER NV
(Translation of registrant's name into English)

RADARWEG 29, 1043 NX AMSTERDAM, PO BOX 470 1000 AL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date 3/25/13

By [signature]
(Signature) *

H UDOW
AUTHORISED SIGNATORY

* Print the name and title under the signature of the signing officer.

SEC 1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940

(2) An issuer may submit a Form 6-K in paper under:

- Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;
- Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or
- a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3) When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

(5) *XBRL-Related Documents.* Only a registrant that prepares its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.) is permitted to participate in the voluntary XBRL (eXtensible Business Reporting Language) program and, as a result, may submit XBRL-Related Documents (§232.11 of this chapter). XBRL-Related Documents submitted as an exhibit to a Form 6-K must be listed as exhibit 100. Rule 401 of Regulation S –T (§232.401 of this chapter) sets forth further details regarding eligibility to participate in the voluntary XBRL program.

(6) *Interactive Data File.* An Interactive Data File (§232.11 of this chapter) is:

(a) *Required to be submitted and posted.* Required to be submitted to the Commission and posted on the registrant's corporate Web site, if any, in the manner provided by Rule 405 of Regulation S-T (§232.405 of this chapter) and, as submitted, listed as exhibit 101, if the registrant does not prepare its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.) and is described in subparagraph (a)(i), (ii) or (iii) of this paragraph (6), except that an Interactive Data File: first is required for a periodic report on Form 10-Q (§249.308a of this chapter), Form 20-F (§249.220f of this chapter) or Form 40-F (§249.240f of this chapter), as applicable; and is required for a Form 6-K (§249.306 of this chapter) only when the Form 6-K contains either of the following: audited annual financial statements that are a revised version of financial statements that previously were filed with the Commission that have been revised pursuant to applicable accounting standards to reflect the effects of certain subsequent events, including a discontinued operation, a change in reportable segments or a change in accounting principle; or current interim financial statements included pursuant to the nine-month updating requirement of Item 8.A.5 of Form 20-F, and, in either such case, the Interactive Data File would be required only as to such revised financial statements or current interim financial statements regardless whether the Form 6-K contains other financial statements:

(i) A large accelerated filer (§240.12b-2 of this chapter) that had an aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of more than $5 billion as of the last business day of the second fiscal quarter of its most recently completed fiscal year that prepares its financial statements in accordance with generally accepted accounting principles as used in the United States and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2009;

(ii) A large accelerated filer not specified in subparagraph (a)(i) of this paragraph (6) that prepares its financial statements in accordance with generally accepted accounting principles as used in the United States and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2010; or

(iii) A filer not specified in subparagraph (a)(i) or (ii) of this paragraph (6) that prepares its financial statements in accordance with either generally accepted accounting principles as used in the United States or International Financial Reporting Standards as issued by the International Accounting Standards Board, and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2011.

(b) *Permitted to be submitted.* Permitted to be submitted to the Commission in the manner provided by Rule 405 of Regulation S-T (§232.405 of this chapter) if the:

(i) Registrant prepares its financial statements:

(A) In accordance with either:

(1) Generally accepted accounting principles as used in the United States; or

(2) International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(B) Not in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.); and

(ii) Interactive Data File is not required to be submitted to the Commission under subparagraph (a)(i) of this paragraph (6).

(c) *Not permitted to be submitted.* Not permitted to be submitted to the Commission if the registrant prepares its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.).

D. Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

- press releases;
- communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and
- documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

Reed Elsevier

C.L.U.E.®

ScienceDirect

LexisAdvance

world travel market

Annual Reports and Financial Statements 2012

Reed Elsevier is a world leading provider of professional information solutions.

We provide solutions that help professional customers across industries make better decisions, get better results and be more productive. We do this by leveraging deep customer understanding to combine content & data with analytics & technology in global platforms, sharing institutional skills, assets and resources across Reed Elsevier.

Contents

Full report online

THE REED ELSEVIER ANNUAL REPORTS AND FINANCIAL STATEMENTS 2012 ARE AVAILABLE TO VIEW ONLINE:
REPORTING.REEDELSEVIER.COM/AR12

Forward-looking statements

The Reed Elsevier Annual Reports and Financial Statements 2012 contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms "estimate", "project", "plan", "intend", "expect", "should be", "will be", "believe" and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements are referenced in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Chairman's statement



Anthony Habgood
Chairman

Reed Elsevier executed well on its strategic and financial priorities in 2012. Positive revenue momentum and focus on operating efficiency combined to lift underlying operating profit growth and earnings.

We continued to strengthen our balance sheet while maintaining organic investment and sharpening the focus of our business. We are recommending a 7% increase in the full year dividends for both Reed Elsevier PLC and Reed Elsevier NV, reflecting our confidence in the long term outlook for Reed Elsevier.

Underlying revenues, which exclude the effects of currency translation, acquisitions and disposals, grew +4%, or +3% excluding the cycling effect of biennial exhibitions, with all five business areas contributing to underlying growth. Our reported revenues grew +2% to £6,116m expressed in sterling and +9% to €7,523m expressed in euros, or up +3% at constant exchange rates.

Underlying adjusted operating profits grew +6%, with the improvement in profitability driven by a combination of process innovation and portfolio development across all business areas. Expressed in sterling, adjusted operating profits grew +5% to £1,713m, or +13% to €2,107m expressed in euros.

Adjusted earnings per share grew +7% to 50.1p for Reed Elsevier PLC, and +14% to €0.95 for Reed Elsevier NV. Reported earnings per share grew +42% to 46.0p for Reed Elsevier PLC, and +53% to €0.471 for Reed Elsevier NV.

Share buybacks
During the year we disposed of a number of businesses that no longer fit our strategy and used the gross proceeds to buy back shares. In 2012 we deployed a total of £250m on share buybacks, and by the end of February 2013 we had deployed an additional £100m. Based on our strong financial position and planned disposals we intend to complete a further £300m of share buybacks in the remainder of 2013.

Dividends
The Boards are recommending equalised final dividends of 17.0p for Reed Elsevier PLC and €0.337 for Reed Elsevier NV, up respectively 7% and 3% against the prior year. This brings the total dividends for the year to 23.0p for Reed Elsevier PLC, up 7% and €0.467 for Elsevier NV, also up 7%. The differing growth rates of the interim and final dividends for the two parent companies reflect movements in the sterling-euro exchange rate between dividend announcement dates.

Balance sheet
Net debt was £3.1bn/€3.8bn on 31 December 2012, down from £3.4bn/€4.1bn last year. Net debt/EBITDA for 2012 was 2.2x, down from 2.3x last year, and on an unadjusted basis, it was 1.7x, down from 1.8x last year. The rate of adjusted operating cash flow conversion was 94%, up from 93% in 2011, with capital expenditure at 5.5% of revenues.

Board succession
In December, our longstanding Chief Financial Officer, Mark Armour retired from the Boards of Reed Elsevier. I would like to thank him for his outstanding service over 16 years and wish him every good fortune in retirement. Following a rigorous search process, Duncan Palmer joined in August and was appointed Chief Financial Officer in November. He was previously at Owens Corning where he was chief financial officer and senior vice president from 2007 having previously held various senior finance positions within Royal Dutch Shell for 20 years in the UK, the Netherlands and the US. I would like to welcome Duncan to our Boards. His enormous breadth of global business experience, gained while living in our three largest office locations, makes him uniquely qualified to be Chief Financial Officer of Reed Elsevier.

During the year, we also continued the process of progressively refreshing the non-executive element of the Boards. Mark Elliott and Sir David Reid will retire as non-executive Directors after ten years of valuable service following the conclusion of the Annual General Meetings in April 2013. After a search process using external consultants, Linda Sanford joined the Boards in December. She has over 35 years' experience as a global executive with IBM and, with her experience particularly in leveraging technology to achieve business transformation, she is already proving to be a valuable non-executive Director. After a further search, in February 2013 we announced that Dr Wolfhart Hauser will join the Boards subject to shareholder approval at our AGMs in April. With his more than 30 years' service in executive and non-executive positions in international technology and services businesses and his background in science and medicine, he will be an excellent addition to our Boards. I would like to thank Mark and David for their wise advice and assistance over many years and to welcome Linda and Wolfhart to Reed Elsevier.

Corporate responsibility
Our focus on corporate responsibility is a source of strength for Reed Elsevier. I fully support all our efforts to ensure the highest levels of ethical management. Our actions indicate that we are implementing our commitment to increase the diversity of our Boards.

Anthony Habgood
Chairman

2012 Financial highlights

- Underlying revenue up 4% (3% excluding biennial exhibition cycling)
- Underlying adjusted operating profit up 6%; up 6% at constant currencies
- Adjusted EPS up 7% to 50.1p for Reed Elsevier PLC; up 14% to €0.95 for Reed Elsevier NV
- Reported EPS up 42% to 46.0p for Reed Elsevier PLC; up 53% to €0.90 for Reed Elsevier NV
- Full year dividend up 7% to 23.0p for Reed Elsevier PLC and up 7% to €0.467 for Reed Elsevier NV
- Return on invested capital up by 0.7 percentage points to 11.9%
- Net debt £0.3bn lower at £3.1bn; 2.2x EBITDA pensions and lease adjusted (1.7x unadjusted)

Reed Elsevier combined businesses

REVENUE


£m
€m
Underlying Growth +4%
6,002
6,116
2011
2012
6,902
7,523
2011
2012

ADJUSTED OPERATING PROFIT


£m
€m
Underlying Growth +6%
1,626
1,713
2011
2012
1,870
2,107
2011
2012

Parent companies

REED ELSEVIER PLC


Adjusted EPS
pence
Growth +7%
46.7
50.1
2011
2012
Dividend
pence
Growth +7%
21.55
23.00
2011
2012

REED ELSEVIER NV


Adjusted EPS
€
Growth +14%
0.83
0.95
2011
2012
Dividend
€
Growth +7%
0.436
0.467
2011
2012

Reed Elsevier combined businesses

REPORTED FIGURES	£			€				
For the year ended 31 December	2012 £m	2011 £m	Change	2012 €m	2011 €m	Change	Change at constant currencies	Change underlying
Revenue	**6,116**	6,002	+2%	**7,523**	6,902	+9%	+3%	+4%
Operating profit	**1,358**	1,205	+13%	**1,670**	1,386	+20%	+13%	
Profit before tax	**1,187**	948	+25%	**1,460**	1,090	+34%	+26%	
Net profit	**1,069**	760	+41%	**1,315**	874	+50%	+40%	
Net borrowings	**3,127**	3,433		**3,846**	4,119			

ADJUSTED FIGURES	£			€				
For the year ended 31 December	2012 £m	2011 £m	Change	2012 €m	2011 €m	Change	Change at constant currencies	Change underlying
Operating profit	**1,713**	1,626	+5%	**2,107**	1,870	+13%	+6%	+6%
Operating margin	**28.0%**	27.1%	+0.9%pts	**28.0%**	27.1%	+0.9%pts		
Profit before tax	**1,497**	1,391	+8%	**1,841**	1,600	+15%	+8%	
Net profit	**1,138**	1,060	+7%	**1,400**	1,219	+15%	+8%	
Operating cash flow	**1,603**	1,515	+6%	**1,972**	1,742	+13%	+7%	
Operating cash flow conversion	**94%**	93%		**94%**	93%			
Return on invested capital	**11.9%**	11.2%	+0.7%pts	**11.9%**	11.2%	+0.7%pts		

Parent companies

	Reed Elsevier PLC			Reed Elsevier NV			
	2012	2011	Change	2012	2011	Change	Change at constant currencies
Adjusted earnings per share	**50.1p**	46.7p	+7%	**€0.95**	€0.83	+14%	+8%
Reported earnings per share	**46.0p**	32.4p	+42%	**€0.90**	€0.59	+53%	
Ordinary dividend per share	**23.00p**	21.55p	+7%	**€0.467**	€0.436	+7%	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses"). The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% indirect interest in Reed Elsevier NV.

Adjusted and underlying figures are additional performance measures used by management and are reconciled to the reported figures in note 10 to the combined financial statements and note 9 to the respective parent company financial statements. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.

Chief Executive Officer's report



Erik Engstrom
Chief Executive Officer

In 2012 we made good progress on our strategy to systematically transform our business into a professional information solutions provider that combines content & data with analytics & technology in global platforms. We are continuing to improve the quality of our earnings, to deliver more predictable revenues, a higher growth profile, and improving returns.

Strategic direction

Our strategy is to become a true professional information solutions provider. A company that delivers improved outcomes to professional customers across industries, to help them make better decisions, get better results and be more productive. We aim to do this by leveraging deep customer understanding to combine content & data with analytics & technology in global platforms. Our solutions often account for about 1% of our customers' total cost base but can have a significant, positive, impact on the remaining 99%. We seek to build leading positions in long term global growth markets by leveraging our institutional skills, assets & resources across Reed Elsevier, both to build solutions for our customers and to pursue cost efficiencies.

We are continuing to systematically migrate towards this type of business across all of Reed Elsevier, primarily through organic investment. We supplement our organic development with selective acquisitions, when we are the natural owner and can accelerate our strategy with good returns. We continue to divest assets that we are not able to migrate or where we do not see significant future value creation for Reed Elsevier.

By focusing on evolving the fundamentals of our business we believe that, over time, we will improve the business profile of Reed Elsevier and the quality of our earnings. This will lead to more predictable revenues through a better asset mix and geographic balance; a higher growth profile by expanding in higher growth segments, exiting from structurally challenged businesses and gradually reducing the drag from print format declines; and improved returns by focusing on organic development with strong cash generation.

Overall, we believe that Reed Elsevier has a better business profile today than it had three years ago, and it is our objective to make sure that it has a better business profile three years from now than it has today.


UNDERLYING REVENUE GROWTH
Including biennial exhibition cycling
-6%
+2%
+2%
+4%
2009
2010
2011
2012

2012 progress

In 2012 we made good progress both on our organic transformation and on reshaping our portfolio. Organically, we extended our solution sets across customer workflows, launching new products, and rolling out new technology platforms and we continued to build out new products in adjacent markets and geographies.

By the end of 2012 approximately 80% of our revenues were in our targeted formats of electronic and face to face, generating average underlying revenue growth rates of 5-7%.

We limited our acquisitions to small data and content assets across business areas, and assets in high growth markets and geographies. Over the past three years our average annual acquisition spend has been around £300m per year, just over half of our typical free cash flow after dividends. Only one acquisition in the past three years has been in the hundreds of millions of pounds sterling , Accuity, right in the intersection of Risk Solutions and RBI's Major Data Services. All other individual transactions have required cash spend in the single digit millions or tens of millions of pounds sterling.

Our acquisitions have been focused on electronic and face-to-face formats, with less than 10% of the acquired revenue being in print format. They have also been heavily weighted towards higher growth markets and geographies, with only 10% of acquired revenue in Europe, and virtually no acquired advertising revenues.

In 2012 we increased our disposal activity, exiting businesses that are not likely to transform into the type of business that we want to be in, or where we do not see significant future value creation for Reed Elsevier. We also exited businesses where we have made a decision not to invest further to pursue a global leadership position, despite having successfully transformed an asset. For example, in recruitment and pre-employment services, we decided to dispose of both our Totaljobs online recruitment business and our employment screening business.

Over the last three years we have exited businesses with total revenues of approximately £600m, including significant amounts of print and advertising related revenues in Europe.

With a strong balance sheet and strong cash flow generation, and average acquisition spend comfortably covered by free cash flow, we are able to continue to use the gross cash proceeds from disposals to buy back shares, to mitigate the EPS dilution associated with ongoing disposals.

Financial performance

Underlying revenue growth reached +4%, or +3% excluding the effects of biennial exhibition cycling. Underlying operating profit grew +6%, and adjusted earnings per share grew by +8% at constant exchange rates. Despite continued organic investment in our business and the completion of a number of small acquisitions, our return on invested capital increased by another 70 basis points to 11.9%. By the end of 2012 we had reduced our net debt/EBITDA ratio to 2.2 times on a pension and lease adjusted basis, or 1.7 times on an unadjusted basis, and we remain in a leverage range with which we are very comfortable.

All five business areas contributed to underlying revenue and adjusted operating profit growth in 2012.

Elsevier achieved good revenue growth in primary research and databases & tools across scientific & medical segments, with particular strength in emerging markets. Research article submissions and usage grew double digits. Electronic revenues, which now account for approximately 70% of total revenues, grew strongly across all segments.

LexisNexis Risk Solutions' underlying revenue growth accelerated slightly in 2012. Solid growth in the Insurance business was driven by the extension of products and services across insurance carrier workflows. In Business Services, anti-money laundering, fraud detection and credit decisioning solutions all performed well.

The underlying rate of revenue growth improved at **Reed Business Information**, driven by strong growth from most of our Major Data Services businesses. Marketing Solutions and Leading Brands grew modestly, and the rate of decline in Other Business Magazines & Services moderated. We continued to transform the business in 2012, exiting businesses that no longer fit our strategy.

UNDERLYING REVENUE GROWTH
Excluding biennial exhibition cycling


+3%
+3%
+1%
-5%
2009
2010
2011
2012

REVENUE BY FORMAT


2012 underlying revenue growth excluding cycling: +3%
Print
-5-6%
Face to face
+7%*
Electronic
+5-6%
* excluding cycling

In December we announced that we are bringing LexisNexis Risk Solutions and Reed Business Information more closely together. We intend to leverage Risk Solutions' strengths in data, analytics and technology in combination with RBI's broader geographic footprint and its industry specific databases.

Underlying revenue growth at **LexisNexis Legal & Professional** was positive despite subdued legal markets in the US and Europe. Growth was driven by electronic revenues, which account for approximately 75% of total revenues. In 2012 we continued to release new products and platforms which have been well received.

Reed Exhibitions performed strongly in 2012, driven by strong growth in the US and Japan, moderate growth in Europe, and double digit growth in emerging markets. We continued to invest throughout the year, launching 30 new shows, and strengthened our position in high growth markets through partnerships and targeted acquisitions.

Outlook

In 2013 we will remain focused on the systematic transformation of our business and on improving the quality of our earnings. While the outlook for the macro environment and its impact on our customer markets is mixed, and 2013 will be a cycling out year for our exhibitions business, we have entered the year with positive momentum, and expect 2013 to be another year of underlying revenue, profit, and earnings growth.

Erik Engstrom
Chief Executive Officer

UNDERLYING ADJUSTED OPERATING PROFIT GROWTH


-9%
-1%
+5%
+6%
2009
2010
2011
2012

EARNINGS PER SHARE GROWTH
Constant currency


-9%
-6%
+6%
+8%
2009
2010
2011
2012

RETURN ON INVESTED CAPITAL


10.4%
10.6%
11.2%
11.9%
2009
2010
2011
2012

NET DEBT / EBITDA


2.9x
2.5x
2.3x
2.2x
2009
2010
2011
2012
Pensions and lease adjusted; calculated in US dollars; 2012 unadjusted net debt / EBITDA 1.7x

Business review

In this section

Reed Elsevier

Reed Elsevier is a world leading provider of professional information solutions. A company that delivers improved outcomes to professional customers across industries, helping them make better decisions, get better results and be more productive.

We achieve this by leveraging deep customer understanding to combine high quality content & data with analytics & technology in global platforms. Our solutions often account for about 1 percent of our customers' total cost base but can have a significant, positive, impact on the remaining 99 percent.

We seek to build leading positions in long-term global growth markets by leveraging our institutional skills, assets and resources across Reed Elsevier, both to build solutions for our customers and to pursue cost efficiencies.

Across Reed Elsevier, we are systematically migrating towards this type of business, primarily through organic development, by investing in the transformation of our current assets and building out new products and solutions in adjacent markets and geographies. We are supplementing organic growth with selective acquisitions where we are the natural owner and can accelerate our strategy with good returns. We will continue to divest assets that we are not able to migrate in this direction, or where we do not see significant future value creation for Reed Elsevier.

REVENUE BY FORMAT


£6,116m
21%
15%
64%
Electronic
Face to face
Print/Other

REVENUE BY GEOGRAPHIC MARKET


£6,116m
19%
19%
3%
7%
52%
North America
UK
Netherlands
Rest of Europe
Rest of World

Reed Elsevier operates across several professional market segments:

In **Scientific,Technical & Medical** markets, we provide information and tools to help customers improve scientific and healthcare outcomes.


ELSEVIER

ScienceDirect Scopus

In **Risk Solutions & Business Information**, we provide data, analytics and insight that enable customers to evaluate and manage risks, and develop market intelligence, supporting more confident decisions, improved economic outcomes, and enhanced operational efficiency.

LexisNexis | Risk Solutions | Reed Business Information C.L.U.E.® BANKERSAccuity

In **Legal** markets, we are a world leading provider of legal, regulatory and news & business information and analysis to legal, corporate, government and academic customers.

LexisNexis | Legal & Professional | Lexis Advance™ Shepard's®

In **Exhibitions**, we are the world's leading events business, with almost 500 events in over 30 countries.

Reed Exhibitions mipim world travel market

FINANCIAL SUMMARY

	2012 £m	2011 £m	Change	Change at constant currencies	Change underlying
Revenue					
Scientific, Technical & Medical	**2,063**	2,058	0%	+1%	+2%
Risk Solutions	**926**	908	+2%	+1%	+6%
Business Information	**663**	695	-5%	-3%	+2%
Legal	**1,610**	1,634	-1%	-1%	+1%
Exhibitions	**854**	707	+21%	+25%	+15%*
	6,116	6,002	+2%	+3%	+4%**
Adjusted operating profit					
Scientific, Technical & Medical	**780**	768	+2%	+1%	+4%
Risk Solutions	**392**	362	+8%	+7%	+6%
Business Information	**119**	110	+8%	+10%	+10%
Legal	**234**	229	+2%	+4%	+4%
Exhibitions	**210**	167	+26%	+30%	+20%
Unallocated items	**(22)**	(10)			
	1,713	1,626	+5%	+6%	+6%

* +7% excluding biennial exhibition cycling.
**+3% excluding biennial exhibition cycling.

Adjusted operating profit is presented as an additional performance measure used by management and is stated before amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Reconciliations between the reported and adjusted figures are provided in note 10 to the combined financial statements. Underlying growth rates are calculated at constant currencies and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.

REVENUE


£6,116m
14%
34%
26%
11%
15%
Scientific, Technical & Medical
Risk Solutions
Business Information
Legal
Exhibitions

ADJUSTED OPERATING PROFIT


£1,713m
12%
13%
45%
7%
23%
Scientific, Technical & Medical
Risk Solutions
Business Information
Legal
Exhibitions

HELPING CUSTOMERS LEVERAGE BIG DATA: REED ELSEVIER'S HPCC SYSTEMS

The proliferation of mobile devices and rapid falls in the cost of storage mean the volume of data being captured around the world is doubling every two years. By one estimate, it could increase 50-fold between now and 2020*.

Our customers need to filter these vast quantities of often incompatible structured and unstructured data in order to make better decisions, get better results and be more productive.

Whether they are governments looking to clamp down on fraud, insurance companies looking to improve their services, legal professionals who need the latest case notes at their fingertips, or clinicians requiring healthcare analytics, Reed Elsevier's High Performance Computing Cluster (HPCC) technology helps them achieve these outcomes.

Uniquely, HPCC Systems combines trusted methodologies with Reed Elsevier's proprietary linking algorithms in a single high quality repository, enabling our customers to turn data into intelligence – better, faster and cheaper.

*Source: IDC

30m
transactions per hour

HPCC SYSTEMS IS AN OPEN-SOURCE, BIG DATA PROCESSING PLATFORM THAT CAN HANDLE 30M TRANSACTIONS PER HOUR

2012
Cool Vendor

GARTNER NAMED REED ELSEVIER'S HPCC SYSTEMS A 'COOL VENDOR' IN ITS APRIL 2012 REPORT



OUR HPCC PLATFORM LINKS DISPARATE DATA SOURCES TOGETHER ON A LARGE SCALE AND AT HIGH SPEED, CREATING PRODUCT OPPORTUNITIES THAT OUR CUSTOMERS NEVER KNEW EXISTED.



Vijay Raghavan
Chief Technology Officer, LexisNexis Risk Solutions





Scientific, Technical & Medical

In Scientific, Technical & Medical markets, we provide information and tools to help customers improve scientific and healthcare outcomes.

Elsevier is the world's leading provider of scientific, technical and medical information and serves scientists, health professionals, and students worldwide. Its objective is to help its customers advance science and improve healthcare by providing world class information and innovative information solutions that enable them to make critical decisions, enhance productivity, and improve outcomes.

Revenues for the year ended 31 December 2012 were £2,063m. Elsevier is a global business with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Munich, New York, Oxford, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. It has 7,000 employees.

Elsevier serves the needs of the science, technology and health markets by publishing primary research, reference, and education content, as well as by providing a range of database and workflow solutions. Elsevier's customers are scientists, academic institutions, research leaders and administrators, medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, research institutions, health insurers, managed healthcare organisations, research-intensive corporations, and governments. All of these customers rely on Elsevier to provide high quality content and critical information for making scientific and medical decisions; to review, publish, disseminate and preserve research findings; to create innovative tools to help focus research strategies, increase research effectiveness, improve medical outcomes, and enhance the efficiency of healthcare and healthcare education.

In the primary research market during 2012, over 1m research papers were submitted to Elsevier, a double digit increase on the prior year. Over 10,000 editors managed the peer review and selection of these papers, resulting in the publication of more than 330,000 articles in almost 2,000 journals, many of which are the foremost publications in their field and a primary point of reference for new research. This content was accessed by around 11m people, with nearly 700m full text article downloads last year. Content is provided free or at very low cost in most of the world's poorest countries. Elsevier's journals are primarily published and delivered through the *ScienceDirect* platform, the world's largest database of scientific and medical research, hosting over 11m articles, and over 11,000 full text e-books. Flagship journals include *Cell* and *The Lancet* families of titles. Elsevier continuously innovates to improve the utility and effectiveness of its journals. For example, its "Article of the Future" enhances the traditional scientific paper with new and broader types of content, such as links to experimental data, related content, and enhanced media to supplement the article's text.

Elsevier is also a global leader in the scientific, technical and medical reference market, providing authoritative and current professional reference content. While reference has traditionally been a print industry, Elsevier has been a leader in driving the shift from print to electronic. Elsevier publishes over 20,000 reference titles, with 1,400 new titles published annually along with supporting bibliographic data, indices and abstracts. Approximately 85% of these titles are available electronically. Flagship titles include works such as *Gray's Anatomy*, *Nelson's Pediatrics* and *Netter's Atlas of Human Anatomy*.


ELSEVIER

THE LANCET

One of the world's leading medical journals since 1823


SciVal

SciVal provides research performance tools for academic institutions and funding intelligence

Cell

Premier life sciences journal with the highest impact factor in biochemistry and molecular biology

CLINICAL KEY

ClinicalKey combines leading reference and evidence-based medical content into its fully-integrated clinical insight engine

pharmapendium®

MAKE INFORMED DRUG DEVELOPMENT DECISIONS

PharmaPendium is an online drug safety database that supports drug development researchers

Scopus

Scopus is the world's largest scientific abstract and citation database

GEOFACETS

Geofacets is an extensive database of georeferenced geological maps

ScienceDirect

ScienceDirect is the world's largest database of scientific and medical research articles

CPM CarePoints™

EHR-Based Integrated Solution

CPM CarePoints is a leading comprehensive care planning and clinical documentation system

Elsevier launched *ClinicalKey* in 2012, a product that allows physicians to access the leading reference and evidence-based medicine content in a single, fully-integrated site. *ClinicalKey* includes a full taxonomy and improved smart content search to help clinicians look up detailed information on highly specific topics as they seek to answer clinical questions. The platform covers Elsevier's as well as relevant third-party health content. *ClinicalKey* has already been deployed at leading teaching hospitals, such as Oxford University's John Radcliffe, the Cleveland Clinic, and the US Department of Veterans Affairs.

In medical education, Elsevier serves students of medicine, nursing and allied health professions through print and electronic books, as well as electronic solutions. For example, its *Evolve* portal provides a rich resource to support faculty and students and now has over 3.5m registered users; *Evolve Reach* provides online review and testing tools for nursing and the allied health professions; *Evolve Teach* provides online resources and solutions to support faculty.

Elsevier's database and workflow products provide a range of tools and solutions for professionals in the science, technical, and medical fields. Customers include academic and corporate researchers, research administrators and healthcare professionals.

For academic and corporate researchers, significant products include *Scopus*, *Geofacets*, and *Reaxys*. *Scopus* is the largest abstract and citation database of research literature in the world, with abstracts and bibliographic information on almost 50m scientific research articles from 19,500 peer reviewed journals and 5,000 international publishers. *Geofacets* is an oil and gas exploration tool which packages research-relevant Elsevier and third-party geological content and tags that content to enable rich search functionality. *Reaxys* is a leading solution for synthetic chemists, integrating chemical reaction and compound data searching with synthesis planning.

In December 2012, Elsevier acquired *Knovel*, a web-based provider of productivity tools for the engineering community, integrating technical information with analytics and search to deliver trusted answers and drive innovation.

Elsevier serves academic and government research administrators through its *SciVal* suite of products that help them evaluate their institutions' research performance, determine research strategies and increase institutional efficiencies. Leveraging bibliometric data, such as citations from *Scopus*, *SciVal Spotlight* helps institutions and governments to identify their distinctive research strengths, evaluate performance and increase the focus of their research and development investments. *SciVal Funding* assists researchers and institutions in identifying grants that are most relevant in their research areas.

In August 2012, Elsevier bolstered its research management portfolio by acquiring *Atira*, a provider of software and tools that complement the *SciVal* platform and help academic institutions and researchers improve their research outcomes.

For healthcare professionals, Elsevier develops products to deliver patient-specific solutions at the point of care to improve patient outcomes. Its clinical solutions include *Gold Standard*, which provides critical information on drug interactions to assist effective treatment, and *CPM Resource Center*, which provides a data-driven framework to support nurses in undertaking procedures.

Elsevier further bolstered its clinical solutions portfolio with the acquisition in September 2012 of *ExitCare*, a provider of patient education and discharge instructions. *ExitCare's* products, incorporated into Elsevier's clinical decision support content and tools, will help healthcare providers improve the delivery of healthcare information and services across all care environments.

REVENUE BY FORMAT


£2,063m
Print/Other
32%
Electronic
68%

REVENUE BY GEOGRAPHIC MARKET


£2,063m
Rest of World
North America
Europe

Market opportunities

Scientific, Technical and Medical information markets have good long-term growth characteristics. The importance of research and development to economic performance and competitive positioning is well understood by governments, academic institutions and corporations. This is reflected in the long-term growth in research and development spend and in the number of researchers worldwide. Growth in health markets is driven by ageing populations in developed markets, rising prosperity in developing markets and the increasing focus on improving medical outcomes and efficiency. Given that a significant proportion of scientific research and healthcare is funded directly or indirectly by governments, spending is influenced by governmental budgetary considerations. The commitment to research and health provision does, however, remain high, even in more difficult budgetary environments.

Strategic priorities

Elsevier's strategic goal is to lead the way in providing information solutions that advance science and improve health. To achieve this, Elsevier creates solutions that reflect deep insight into the way its users work and the outcomes they are seeking to achieve; drives for excellence in content, service and technology; constantly adapts and revitalises its products, solutions and business models; and leverages its shared resources and knowledge to promote innovation, efficiency and excellence in execution.

For academic and corporate researchers, priorities are to continue to strengthen journal brands and the quality of published articles, and to further improve scientific communication and user experience with our journal content. Elsevier is focused on delivering journal content quickly, making it available through different access channels, and exploring a range of innovative new business models. Elsevier will also build new services, and add greater functionality and utility to existing solutions to improve researcher productivity.

For science and health professionals, priorities are to continue enhancing the quality and relevance of our content and our workflow tools, while actively managing the ongoing format shift from print to electronic information.

For students, priorities are to continue to provide the highest quality educational content and tools and to develop an even better customer experience. In addition, Elsevier will develop tools to track student performance, train new faculty members, and improve the effectiveness of existing faculty staff.

Business model, distribution channels and competition

Science and medical research is principally disseminated on a paid subscription basis to the research facilities of academic institutions, government and corporations, and, in the case of medical and healthcare journals, also to individual practitioners and medical society members. For a number of journals, advertising and promotional income represents a small proportion of revenues predominantly from pharmaceutical companies in healthcare titles.

Over the past 15 years alternative payment models for the dissemination of research such as so-called "author-pays open access" or "author's-funder-pays" have emerged. While it is expected that paid subscription will remain the primary distribution model, Elsevier has long invested in alternate business models to address the needs of customers and researchers. Over 1,500 of Elsevier's journals now offer the option of funding research publishing and distribution via a sponsored article fee. In addition, Elsevier now publishes around 30 "author-pays" journals.

Electronic products, such as *ScienceDirect*, *Scopus* and *ClinicalKey*, are generally sold direct to customers through a dedicated sales force that has offices around the world. Subscription agents facilitate the sales and administrative process for print journals. Books are sold through traditional and online book stores, wholesalers and, particularly in medical and healthcare markets, directly to end users.

Competition within science and medical publishing is generally on a title-by-title and product-by-product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers. Workflow tools face similar competition as well as from software companies and internal solutions developed by customers.

RELATIVE IMPACT FACTOR


1.00
1.02
1.06
1.08
2009
2010
2011
2012

Improvement in relative journal quality of Elsevier's portfolio through attracting the highest quality research.

Relative impact factor is the average citation impact of Elsevier's journal content compared to other publishers (industry average = 1). Relative impact factors based on journal-level impact factors released by Thomson Reuters in the given year.

GROWTH IN ARTICLE SUBMISSIONS


+11%
2011
2012

Increased number of articles submitted to Elsevier journals with the total exceeding 1m for the first time in 2012.

	2012 £m	2011 £m	Change	Change at constant currencies	Change underlying
Revenue	**2,063**	2,058	0%	+1%	+2%
Adjusted operating profit	**780**	768	+2%	+1%	+4%

2012 financial performance

Elsevier achieved good revenue growth in primary research and databases & tools across scientific & medical segments, with particular strength in emerging markets. Research article submissions and usage grew double digits. Electronic revenues, which now account for approximately 70% of total revenues, grew strongly across all segments. Print book and pharma promotion revenues continued to decline.

Underlying revenues grew +2% and underlying adjusted operating profits grew +4%.

Good underlying revenue growth in primary research solutions across the scientific and medical segments was driven by double digit growth in both submissions and article downloads, with particularly strong growth in faster growing economies outside Europe and the US. The number of article submissions to our journals exceeded 1m for the first time in 2012, with over 11m users downloading nearly 700m articles during the year. Elsevier's overall relative impact factor and citation share continued to grow in the year as we focused on providing our customers with high quality content embedded in sophisticated online tools.

In addition to good growth in traditional "subscriber-pays" article volumes, "author-pays", or "author's-funder-pays" article volumes increased during the year, albeit from a small base. A sponsored article option is currently available in 1,500 of our journals and 30 stand-alone journals operate under this payment model.

Good growth in databases & tools revenue was driven by strong new sales and usage growth.

Sales of print books to individuals continued to decline in 2012 reflecting format migration and subdued reference and education markets. Print pharma promotion revenues also continued to decline reflecting industry trends.

In August 2012 the management structure of Elsevier was reorganised, combining science & technology and health sciences. Had these revenue streams still been managed separately, their pro forma underlying revenue growth would have been +5% and flat respectively.

In 2012 adjusted operating profit margin continued to improve, driven by continued process efficiencies and currency hedging benefits.

2013 Outlook

The customer environment is broadly unchanged on last year, with variations by geography and customer segment. We expect volume growth in research and strong demand for electronic products and solutions to continue across scientific and medical markets, with continued declines in print book and pharma promotion revenues. Overall we expect another year of modest underlying revenue growth in 2013.

REVENUE


£m
1,985
2,026
2,058
2,063
2009
2010
2011
2012

ADJUSTED OPERATING PROFIT


£m
693
724
768
780
2009
2010
2011
2012



SCOPUS: REDUCING THE TIME IT TAKES TO GET NEW PRODUCTS TO CUSTOMERS

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. Its products are present in seven out of 10 homes globally and are used by more than 2bn people on a daily basis.

Unilever undertakes an immense range of product improvements and new product development every year. In order to shorten the time it takes to get new products to customers, the R&D team needed a tool to speed up their research decision making process. After extensive evaluation against its existing research discovery tool which had been in place for 12 years, Unilever implemented Elsevier's Scopus in 2012.

Scopus now enables Unilever's R&D and Innovation teams to search 49m scientific records to make faster, more informed decisions and achieve better results. Unilever relies on Scopus to determine quickly if a specific experiment or chemical reaction has been carried out before and if it is worth pursuing.

When deciding on using Scopus, David Younghusband, Information Systems Specialist for Unilever, based in Bedford, UK, asked for feedback from the researchers as part of the structured evaluation process. The unanimous feedback was that they could not now work without Scopus.



About Scopus

Scopus is the largest abstract and citation database of peer-reviewed research literature from more than 5,000 international publishers. The collection of research literature grows every month and currently includes more than 20,500 different sources, including 19,500 peer-reviewed journals, 400 trade publications, and 360 book series. Featuring smart tools to track, analyse and visualise research, Scopus is widely used across the research community, with customers in academia, government, and industry.

20,500
sources

THE COLLECTION OF RESEARCH LITERATURE IN SCOPUS GROWS EVERY MONTH AND CURRENTLY INCLUDES MORE THAN 20,500 DIFFERENT SOURCES.



SCOPUS HELPS US DO MORE "E-SCIENCE"—SCIENTIFIC INVESTIGATION THAT CAN BE UNDERTAKEN MORE EFFECTIVELY, LESS EXPENSIVELY AND WITHOUT HAVING TO PERFORM WORK IN THE LAB THAT HAS ALREADY BEEN DONE BY OTHERS OR THAT ISN'T LIKELY TO PRODUCE RELEVANT OUTCOMES.



David Younghusband

Information Systems Specialist, Unilever R&D

Risk Solutions & Business Information

In Risk Solutions & Business Information, we provide data, analytics and insight that enable customers to evaluate and manage risks, and develop market intelligence, supporting more confident decisions, improved economic outcomes, and enhanced operational efficiency.

Risk Solutions

LexisNexis Risk Solutions is a leading provider of solutions that combine proprietary, public and third-party information, with advanced technology and analytics. These solutions assist customers in evaluating, predicting and managing risk and improving operational effectiveness, predominantly in the US.

Revenues for the year ended 31 December 2012 were £926m. LexisNexis Risk Solutions is headquartered in Alpharetta, Georgia, has principal operations in Georgia, Florida, and Ohio, and has 4,100 employees.

LexisNexis Risk Solutions is organised around market facing industry/sector groups: insurance, business services (including the financial services, receivables management and corporate groups), and government. The most significant of these is insurance. These groups are supported by a shared infrastructure for technology operations, data management, and other support functions including compliance and marketing. A number of transactional support activities, including some financial processes, are provided from a shared services organisation managed by the LexisNexis Legal & Professional business. The Legal & Professional business also distributes Risk Solutions products into legal markets in the US and internationally.

Insurance Solutions provides a comprehensive combination of data and analytics to property and casualty (P&C) personal and commercial insurance and life insurance carriers in the US to improve critical aspects of their business, from customer acquisition and underwriting to claims handling. Information solutions, including the US's most comprehensive personal loss history database, *C.L.U.E.*, help insurers assess risks and provide important inputs to pricing and underwriting insurance policies. Additional key products include *Data Prefill*, which provides critical information on customers, potential customers and their auto ownership directly into the insurance workflow, and *Current Carrier*, which identifies current or previous insurance as well as any lapses in coverage.

Business Services provides financial institutions with risk management, identity management, fraud detection, credit risk management, and compliance solutions. These include "know your customer" and anti-money laundering products. The business also provides risk and identity management solutions for corporate customers in retail, telecommunications and utilities sectors. Receivables management solutions help debt recovery professionals in the segmentation, management and collection of consumer and business debt.

Government Solutions provides data and analytics to US federal, state and local law enforcement and government agencies to help solve criminal and intelligence cases and to identify fraud, waste and abuse in government programmes.

The Risk Solutions business also provides risk-related information to the legal industry through LexisNexis Legal & Professional.


LexisNexis® | Risk Solutions

C.L.U.E.®
Most comprehensive US personal insurance claims database

LexisNexis® Data Prefill
Tool to automate insurance application process providing critical information insurers need to quote and underwrite a policy

LexisNexis® Current Carrier
Database that identifies the existence of current or previous insurance, and whether or not the applicant has had a possible lapse in coverage

LexisNexis® Anti-Money Laundering Solutions
Content and information for anti-money laundering compliance, risk mitigation and enhanced due diligence

Accurint® for Collections
The leading online US solution to help locate debtors quickly and accurately

LexisNexis® Identity Management
Range of solutions to help clients verify that an identity exists and authenticate individuals

LexisNexis® RiskView
Comprehensive suite of credit risk management tools to help assess consumer creditworthiness and risk potential

LexisNexis® Revenue Recovery and Discovery
Suite of tools to enable governments to leverage public records and analytics to identify instances of fraud and to more efficiently collect on outstanding debts

Risk Solutions continues to focus on developing a pipeline of new solutions to drive growth in selected adjacent markets and geographies. For example, in the UK, Risk Solutions has launched a new product that uses public information to help insurers assess and segment risk more effectively among motor insurance customers and is planning to launch additional innovative products to facilitate sharing of data across motor insurers, improving insurers' ability to understand underwriting risks. In the government segment, customers are adopting fraud detection, waste, and abuse solutions, which enable government agencies to identify incidences of tax and benefits fraud, and boost revenue collections. Risk Solutions has also continued to broaden its portfolio of identity management solutions, including one-time-password and biometric solutions, and has made existing identity products more configurable to address the specific needs of customers across our market segments.

The identity verification and risk evaluation solutions provided by Risk Solutions utilise a comprehensive database of public records and proprietary information with more than 2,000 terabytes of unique data, which makes it the largest database of its kind in the US market today. *LexisNexis Accurint* is a flagship product, powered by the High Performance Computing Cluster (HPCC) technology. This market-leading technology enables Risk Solutions to provide its customers with highly relevant search results swiftly and to create new, low-cost solutions quickly and efficiently. It is also increasingly used across other Reed Elsevier markets such as Legal and Scientific, Technical & Medical.

In January 2013, Risk Solutions announced the sale of its Screening business. This will allow it to increase its focus on higher-growth segments leveraging its core data, technology and analytical capabilities. The Screening business presented limited opportunities to apply these capabilities to generate unique customer value, sustained growth, and superior margins.

Market opportunities

Risk Solutions operates in markets with strong long-term underlying growth drivers including: insurance underwriting transactions; insurance, healthcare, tax and entitlement fraud; credit defaults and financial fraud; regulatory compliance and due diligence requirements surrounding customer enrolment; and security considerations.

In the insurance segment, growth is supported by increasing transactional activity in the auto, property and life insurance markets and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to assess underwriting risk, increase competitiveness and improve operating cost efficiency. Transactional activity is driven by product extensions across insurance carriers' workflow and growth in insurance quoting, as consumers seek better policy terms. This activity is stimulated by increasing competition between insurance companies, high levels of carrier advertising, and rising levels of internet quoting and policy binding.

A number of factors support growth for risk solutions in the financial services market, including new credit originations, continued high fraud losses, stringent regulatory compliance requirements, and increasing anti-money laundering fines. In receivables management, demand is driven mainly by levels of consumer debt and the prospect of recovering that debt, which is impacted by employment conditions in the US. In corporate markets, demand is supported by growth in online retail sales and continued high levels of credit card fraud. Growth in government markets is driven by the increasing use of data and analytics to combat criminal activity, fraud and tax evasion, and to address security issues. The level and timing of demand in this market is influenced by government funding and revenue considerations.

REVENUE BY FORMAT


£926m
Print/Other 4%
Electronic 96%

REVENUE BY SEGMENT


£926m
Government
Screening
Insurance Solutions
Business Services

Strategic priorities

Risk Solutions' strategic goal is to make businesses and government more effective, through a better understanding of the risks associated with individuals, other businesses and transactions and by providing the highest quality tools to help manage those risks efficiently and cost effectively. To achieve this, Risk Solutions is focused on: delivering innovative new products across customer workflows; expanding the range of risk management solutions across adjacent markets; addressing international opportunities in selected markets to meet local risk management needs; and continuing to strengthen its content, technology, and analytical capabilities.

Business model, distribution channels and competition

Risk Solutions' products are predominantly sold directly, with pricing mostly on a transactional basis for insurance carriers and corporations, and primarily on a subscription basis for government entities.

Risk Solutions and Verisk, a competitor, each sell data and analytics solutions to insurance carriers but largely address different activities. Risk Solutions' principal competitors in commercial and government segments include Thomson Reuters and major credit bureaus, in many cases addressing different activities in these segments as well.

GROWTH IN FRAUD PREVENTION TRANSACTIONS


+30%
2011
2012

Growth in fraud prevention transactions driven by increasing need to identify and prevent fraud.

GROWTH IN INSURANCE CLAIMS TRANSACTIONS


+17%
2011
2012

Increasing penetration of the insurance carrier workflow with uptake of products to investigate claims, adjudicate them quickly and identify fraud and subrogation opportunities.

	2012 £m	2011 £m	Change	Change at constant currencies	Change underlying
Revenue	**926**	908	+2%	+1%	+6%
Adjusted operating profit	**392**	362	+8%	+7%	+6%

2012 financial performance

Underlying revenue growth accelerated slightly in 2012 as we extended our data & analytics solutions across risk markets, driving strong growth in both Insurance and Business Services, and a return to growth in the Government segment. The improvement in adjusted operating profit margin largely reflects the impact of disposals, with underlying cost growth broadly matching revenue growth, reflecting ongoing spend on new product development.

Underlying revenues and adjusted operating profits both grew +6%.

The Insurance business grew underlying revenues by +7%, with solid growth reflecting the extension of products and services across the insurance carrier workflow, and expansion in new market segments. The international launches progressed well in 2012, albeit on a scale that was not material to Risk Solutions overall.

Business Services revenue growth accelerated to +7%. In financial services, the anti-money laundering, fraud detection and credit decisioning solutions all performed well, and revenues were positively impacted by some temporary effects of increased mortgage refinancing activities. Our receivables management business remained soft.

The Government business returned to growth in 2012 reflecting good demand for new fraud detection products in the state & local segment, with continuing moderate declines in the federal segment.

All Risk Solutions market segments now leverage HPCC, our proprietary "big data" technology, to combine proprietary, public, and third party information with advanced analytics to help customers in evaluating, predicting, and managing risk and improving efficiency. The business is already virtually 100% electronic.

In January 2013 we announced the disposal of the Screening business, which has been excluded from underlying revenue growth figures. If Screening had been included in the underlying results, the underlying revenue growth rate for Risk Solutions as a whole would still have been 6%.

Underlying cost growth was broadly in line with revenue growth in 2012, reflecting spend on new products and content sets. The adjusted operating profit margin increased by 2.4 percentage points, largely reflecting the impact of portfolio changes in 2011.

2013 Outlook

Risk Solutions operates in markets with strong long-term underlying growth drivers, and we will continue to invest in new products that leverage our leading content and expertise in "big data" analytics and extend our services across customer workflows. We expect continued good growth in the Insurance and Business Services market segments, and mixed Government markets.

REVENUE


£m
927
908
926
2010
2011
2012

ADJUSTED OPERATING PROFIT


£m
354
362
392
2010*
2011
2012
*On a pro forma basis

LexisNexis Risk Solutions and LexisNexis Legal & Professional, previously combined as one LexisNexis business, have operated as two distinct businesses from 1 January 2011. Comparative profit figures for 2010 are presented on a pro forma basis.

$24m

GEORGIA DEPLOYED THE LEXISNEXIS TAX REFUND INVESTIGATIVE SOLUTION IN JANUARY 2012, AND TO DATE IT HAS ALREADY HELPED SAVE NEARLY $24M FOR ITS TAXPAYERS.



TAX REFUND INVESTIGATIVE SOLUTION: WORKING TOGETHER TO PREVENT IDENTITY-BASED FRAUD


GEORGIA DEPARTMENT OF REVENUE


GEORGIA
REVENUE
LAW ENFORCEMENT
SPECIAL AGENT



About Tax Refund Investigative Solution
LexisNexis Tax Refund Investigative Solution combines proven identity authentication tools with advanced linking and analytics capabilities to help federal and state governments detect fraudulent tax refund claims and identify potentially millions of dollars in lost tax revenues.



LOOKING AT THE NUMBERS, I THINK THE IMPACT IS HUGE. WE LAUNCHED OUR ANTI-FRAUD PROGRAM TO STOP TAX REFUND FRAUD IN GEORGIA. BY LEVERAGING BEST PRACTICES AND ENHANCING OUR EXISTING SYSTEM WITH AN IDENTITY-BASED APPROACH TO FINDING FRAUD, WE ARE PROTECTING BOTH THE TAXPAYERS AND THE STATE OF GEORGIA.



Doug MacGinnitie

Georgia Department of Revenue Commissioner

Fraud is a growing problem in the US and around the world. LexisNexis Risk Solutions is helping the State Department of Revenue and Tax in Georgia protect its citizens from identity-based fraud. Georgia deployed the LexisNexis Tax Refund Investigative Solution in January 2012, and to date it has already helped save $24m for its taxpayers.

The success of the Georgia programme demonstrates the value LexisNexis Risk Solutions delivers to its customers. The Georgia Department of Revenue and LexisNexis Risk Solutions are now looking to develop their partnership further, working together to identify and prevent benefits fraud.

Business Information

Reed Business Information (RBI) provides data services, information and marketing solutions to business professionals across industries globally. It produces industry critical data services and lead generation tools, online community sites as well as business magazines with market leading positions in many sectors.

Revenues for the year ended 31 December 2012 were £663m. RBI is a global business headquartered in Sutton in the UK and in addition has principal operations in London, Amsterdam, Skokie (Illinois), Norcross (Georgia) and Boston (Massachusetts) in the US, as well as Paris, Milan and Shanghai. RBI has 4,800 employees worldwide.

RBI's customers use its data services to help make key strategic decisions and reduce risk, to improve productivity and performance and identify new business opportunities. RBI's magazines and websites deliver high value news, information and opinion to business professionals across many industry sectors while also providing an effective marketing channel for customers. RBI's online marketing solutions bring buyers and sellers together through a range of innovative digital channels.

RBI's market leading data services include: *ICIS*, an information and pricing service in chemicals, fertilisers and energy; *BankersAccuity*, a provider of payment routing data, anti-money laundering (AML) services and compliance information to the banking and corporate sectors; *XpertHR*, an online service providing regulatory guidance, best practices and tools for HR professionals; and *Reed Construction Data*, a provider of online construction data and information to the construction industry.

RBI's leading brands include *New Scientist*, *Farmers Weekly*, *Estates Gazette*, *Elsevier* magazine and *Boerderij*. Online marketing solutions include *emedia*, an email bulletin based lead generation service and *BuyerZone*, a web-based request for quotation (RFQ) service.

In 2012, RBI continued to reshape its portfolio significantly, addressing continued growth opportunities in data services while exiting areas not core to its paid content strategy. In addition, the business continued to focus on cost efficiency across the traditional publishing businesses.

As part of this strategy RBI sold Totaljobs Group, comprising seven recruitment job boards, created organically by RBI. RBI continued to create value from its existing magazine brands, while exiting a number of titles including *Variety*, the entertainment market title in the US, and those in the electronics and catering markets in the UK. In January 2013, RBI announced that it had completed the sale of RBI Australia. RBI is in a process to exit its operations in Spain.


Reed Business Information


ICIS

Global provider of news, price benchmarks, data, analytics and research to the energy, chemical and fertiliser industries


FG

Flightglobal

Data, news and advisory services for professionals working in the global aviation industry


BANKERSAccuity

Payment routing data, AML services and compliance tools for the banking and corporate sectors worldwide


REED

Provider of actionable insight for the construction industry through cost data, project leads, market intelligence and marketing solutions


XpertHR

Online HR Intelligence

Online services with reference data, compliance information and good practice guides for HR professionals


EG

estatesgazette

making property move

News, data and research services for the UK commercial property industry

NewScientist

World's leading science and technology media brand

ELSEVIER

Leading news and opinion magazine in the Netherlands

emedia

Digital lead generation services in the US, UK and Europe

Market opportunities

The growing need for high quality industry data and information is driving demand for online subscription data services and providing new opportunities. Business-to-business marketing spend has historically been driven by levels of corporate profitability, which itself has followed GDP growth, and business investment.

Strategic priorities

RBI's strategic goal is to help business professionals achieve better outcomes with information and decision support in its individual markets. Its areas of strategic focus are: further growing the data services businesses; restructuring the business magazines and advertising-driven portfolio; developing paid content services in key markets and supporting print franchises through brand extensions and redesign; and driving further organisational effectiveness.

Business model, distribution channels and competition

Across the RBI portfolio, user and subscription revenues now account for 69% of the total business with the remaining 31% derived from print and online advertising and lead generation. RBI electronic revenue streams now account for 54% of total revenue.

Data services are typically sold directly on a subscription or transactional basis. Business magazines are mainly distributed on a paid basis. Advertising and lead generation revenues are sold directly or through agents.

RBI's data services and titles compete with a number of publishers on a service and title-by-title basis including: UBM, McGraw Hill and Wolters Kluwer as well as many niche and privately-owned competitors. RBI competes for online advertising with other business-to-business websites as well as Google and other search engines.

ELECTRONIC REVENUE


38%
46%
51%
54%
2009
2010
2011
2012

Demand for online data services and marketing solutions drives increasing proportion of online revenues.

USER AND SUBSCRIPTION REVENUE


54%
59%
62%
69%
2009
2010
2011
2012

Increasing proportion of user and subscription revenues driven by organic growth in subscription businesses and portfolio change.

REVENUE BY SEGMENT


£663m
Other Business Magazines & Services
Major Data Services
Marketing Solutions
Leading Brands

REVENUE BY GEOGRAPHIC MARKET


£663m
Rest of World
North America
Rest of Europe
UK
Netherlands

	2012 £m	2011 £m	Change	Change at constant currencies	Change underlying
Revenue	**663**	695	-5%	-3%	+2%
Adjusted operating profit	**119**	110	+8%	+10%	+10%

2012 financial performance

Improved underlying revenue growth in 2012 reflects strong growth from most of our Major Data Services businesses, modest growth in Marketing Solutions and Leading Brands, and a moderation in the rate of decline in Other Business Magazines & Services. In 2012 we continued the transformation of the business, exiting businesses that no longer fit our strategy. We have remained focused on process efficiencies which, together with portfolio development benefits, drove a 2.2 percentage point margin improvement.

Underlying revenues grew +2%, and underlying adjusted operating profits grew +10%.

Double digit growth at *BankersAccuity* and *ICIS* helped to drive growth in Major Data Services, only held back by continued weakness in US construction data. Major Data Services now accounts for approximately 45% of continuing portfolio pro forma revenues and the majority of Reed Business Information operating profit.

Marketing Solutions delivered modest growth in 2012 and, following the disposal of *Totaljobs* and *Hotfrog*, accounts for only a small proportion of continuing portfolio revenues.

Leading Brands also delivered modest underlying revenue growth as solid performances in the UK agriculture and property sectors were offset by advertising declines elsewhere.

Other Business Magazines & Services saw moderating underlying revenue declines and continued portfolio reshaping.

We have continued to exit businesses that no longer fit our strategy, including *Totaljobs*, Marketcast, *Variety*, RBI Australia, RBI Spain, and a number of small businesses in other markets.

In 2012 we continued to focus on process innovation which, together with the benefits of portfolio development, helped to increase the adjusted operating profit margin by 2.2 percentage points to an historic high of 18%.

These actions have contributed to the transformation of Reed Business Information's profile, with user and subscription services now accounting for nearly 70% of revenues, and electronic revenue streams now accounting for over half of the total.

In December 2012 we reorganised our management structure to bring LexisNexis Risk Solutions and Reed Business Information together more closely in order to continue to build out Risk Solutions' rapidly growing business globally. We plan to leverage Risk Solutions' strength in data, analytics and technology in combination with Reed Business Information's broader geographic footprint and industry specific databases.

2013 Outlook

Demand for data & analytics in our market segments continues to grow, although print and advertising revenues remain weak. In 2013 we expect continued good growth in Major Data Services, stable Leading Brands, and further benefits from portfolio reshaping.

REVENUE


£m
891
718
695
663
2009
2010
2011
2012

ADJUSTED OPERATING PROFIT


£m
89
89
110
119
2009
2010
2011
2012

FLIGHTGLOBAL: COMBINING DATA AND ANALYTICS TO DRIVE INCREASED CUSTOMER VALUE

Avolon, the Dublin-based global aircraft lessor, needs to understand key industry trends and assess aircraft values in order to make informed investment decisions.

To achieve this it relies on Reed Business Information's Flightglobal – a business that has transformed from a traditional UK-based print publisher into a 21st century global brand with online aviation news, market insights and data services.

The Ascend aircraft finance data business came into the Flightglobal fold in 2011, creating the world's most comprehensive database of commercial aircraft and their values, enabling customers like Avolon to save time and money, and increase productivity.

FLIGHTGLOBAL HAS TRANSFORMED ITSELF TO EMERGE AS A MAJOR FORCE IN AVIATION DATA, DELIVERING DOUBLE DIGIT REVENUE GROWTH IN ITS CORE ONLINE SUBSCRIPTION SERVICES.





WORKING WITH FLIGHTGLOBAL IS ALL ABOUT RELATIONSHIPS. BEING ABLE TO TALK WITH THE TEAM, EXCHANGE KNOWLEDGE AND SHARE THOUGHT PROCESSES HELPS US UNDERSTAND OUR INDUSTRY BETTER, AND BUILDS ON OUR INTELLECTUAL CAPITAL.



Dick Forsberg

Head of Strategy
Avolon

Legal

In Legal markets, we are a world leading provider of legal, regulatory and news & business information and analysis to legal, corporate, government and academic customers.

Serving customers in more than 175 countries, LexisNexis Legal & Professional provides resources and services that inform decisions, increase productivity and drive new business.

Revenues for the year ended 31 December 2012 were £1,610m. LexisNexis Legal & Professional is headquartered in New York and has principal operations in the New York area, Ohio and North Carolina in the United States, Toronto in Canada, London and Paris in Europe, and cities in several other countries in Africa and Asia Pacific. It has 10,400 employees worldwide.

LexisNexis Legal & Professional is organised in market facing groups. The most significant are Research & Litigation Solutions and Business of Law Software Solutions in the US and LexisNexis International and LexisNexis Asia outside the US. These are supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

In Research & Litigation Solutions, electronic information solutions and innovative workflow tools, developed through close collaboration with customers, help legal and business professionals make better informed decisions in the practice of law and in managing their businesses. Flagship products for legal research are *Lexis.com* and *Lexis Advance*, which provide federal and state statutes and case law, together with analysis and expert commentaries from sources such as *Matthew Bender* and *Michie* and the leading citation service *Shepard's*, which advises on the continuing relevance of case law precedents. Research solutions also include news and business information, ranging from daily news to company filings, as well as public records information and analytics. Through its litigation solutions, LexisNexis provides lawyers with a suite of tools covering case preparation to processing and review to trial preparation. LexisNexis partners with law schools to provide services to students as part of their training.

In 2012, LexisNexis introduced in the US two new releases of *Lexis Advance*, an innovative web application designed to transform how legal professionals conduct research. Built on an advanced technology platform, *Lexis Advance* allows primary researchers within legal and professional organisations to find highly relevant information more easily and efficiently, helping them to drive better outcomes. Future releases will continue to expand content and add new innovative tools. LexisNexis employs lawyers and trained editors with professional legal backgrounds who review, annotate and update the legal content to help ensure each document in the collection is current and comprehensive. This domain expertise combined with the application of Reed Elsevier's "big data" HPCC technology means LexisNexis is able to update its entire legal collection faster and more efficiently, while also identifying and linking content, enabling customers to uncover previously undiscovered relationships between documents.


LexisNexis

Legal & Professional

Lexis®
Unparalleled legal, news and public records content for legal professionals

Lexis® *for* Microsoft® Office
Integration of LexisNexis content, open web search and Microsoft Office

Lexis® Library
LexisNexis® UK flagship legal online product

Matthew Bender®
Critical analysis, checklists, forms, and practice guides authored by industry experts covering over 50 major practice areas

Shepard's®
Premier citation service

Lexis® PSL
LexisNexis® UK legal practical guidance service

Lexis Advance™
New online legal research tool that transforms the way legal professionals conduct research

Lexis® Practice Advisor
New resource that offers guidance to help attorneys handle transactional matters more efficiently and effectively

JurisClasseur
Largest, most authoritative online legal resource in France

LexisNexis launched *Lexis Practice Advisor* in the US in 2012, a web-based practical guidance product tailored for attorneys who handle transactional matters. Additionally, LexisNexis introduced a legal news solution through the acquisition of *Law360* – providing attorneys with breaking news and analysis by practice area to supplement the legal research process.

In litigation solutions, LexisNexis released *Hosted Concordance Evolution* which is a fully hosted service that delivers electronic discovery review capabilities on an "on-demand" basis. *Sanction Solutions* was also acquired, adding trial presentation software to the LexisNexis suite of litigation offerings.

The web-based marketing services group assists law firms in their client development through *Lawyers.com* and providing them with website development, search engine optimisation and other web marketing services.

LexisNexis Business of Law Software Solutions provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services.

In International markets outside the United States, LexisNexis serves legal, corporate, government, accounting and academic markets in Europe, Canada, Africa and Asia Pacific with local andinternational legal, regulatory and business information. The most significant businesses are in the UK, France, Australia, Canada and South Africa.

LexisNexis focuses on providing customers with leading collections of content and innovative online solutions to help legal and business professionals make better decisions more efficiently. Penetration of online information services has grown strongly and electronic solutions now account for 58% of revenue outside the US.

In the UK, LexisNexis is a leading legal information provider offering an unrivalled collection of primary and secondary legislation, case law, expert commentary, and forms and precedents. Its extensive portfolio includes a number of heritage brands: *Halsbury's*, *Tolleys*, *Butterworths*. The content is delivered through multiple formats – from print to online, to mobile apps and embedded in customers' workflow.

In 2012, LexisNexis launched additional modules of the *LexisPSL* product suite which provides lawyers a single destination for their practical legal information needs with direct links to the relevant cases, legislation, precedents, forms, practical guidance and expert commentary. The ability to drive measurable customer value was recognised by the British Legal Awards which has named LexisNexis UK '2012 Supplier of the Year' for its innovation, authority and understanding of law firms' needs. A similar service is being launched across other markets – Australia already has 13 practice area modules and by the end of next year it will have more.

In France, LexisNexis is a leading online provider of information to lawyers, notaries and courts. A heritage brand *JurisClasseur* and leading authoritative content is provided through multiple formats – lexisnexis.fr, mobile and in print. These content sources are, as in the UK, being combined with new content and innovative workflow tools to develop practical guidance and practice management solutions. In 2012, LexisNexis France launched *Lexis 360*, the first semantic search online tool combining legal information, practical content and results from the web.

Following the success of *Lexis for Microsoft Office* (LMO) in US markets, a Canadian version was launched in 2012. LMO enables customers to access LexisNexis content and services via add-ins/toolbars within Microsoft Word and Outlook.

In 2012, LexisNexis Legal & Professional strengthened its positions in Asia through enhanced products created specifically for legal professionals and practitioners, corporate counsels, legal researchers and government institutions in markets including India, China and Japan. In Japan, LexisNexis launched *Lexis AS ONE*, a product created specifically for corporate compliance and legal professionals to help navigate the complex regulatory environment.

REVENUE BY FORMAT


£1,610m
Print/Other
24%
Electronic
76%

REVENUE BY GEOGRAPHIC MARKET


£1,610m
Rest of World
Europe
North America

Market opportunities
Longer term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers. Additional market opportunities are presented by the increasing demand for online information solutions and practice management tools that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity, as has been seen with the dampening impact on demand of the recent global recession and the somewhat subdued environment that followed in North America and in Europe.

Strategic priorities
LexisNexis Legal & Professional's strategic goal is to enable better legal outcomes and be the leading provider of productivity-enhancing information and information-based workflow solutions in its markets. To achieve this LexisNexis is focused on introducing next generation products and solutions on the global New Lexis platform and infrastructure; leveraging New Lexis globally to continue to drive print to electronic migration and long-term international growth; and upgrading operational infrastructure, improving process efficiency and gradually improving margins.

In the US, LexisNexis' focus is on the continuing development of next generation legal research and practice solutions. It is also conducting a major upgrade in operations infrastructure and customer service and support platforms. This will provide customers with an integrated and superior experience across US legal research, litigation services, practice management and client development. Over the next few years progressive product introductions, often based on the New Lexis platform, leveraging big data HPCC technology, will combine advanced technology with enriched content, sophisticated analytics and applications to enable LexisNexis' customers to make better legal decisions and drive better outcomes for their organisations and clients.

Outside the US, LexisNexis is focused on growing online services and developing further high quality actionable content and workflow tools, including the development of practical guidance and practice management applications. In 2013, LexisNexis will begin to introduce New Lexis globally. Additionally, LexisNexis is focusing on the expansion of its activities in emerging markets.

Business model, distribution channels and competition
LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government, accounting and academic customers on a paid subscription basis, with subscriptions with law firms often under multi-year contracts.

Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters), CCH (Wolters Kluwer), and Bloomberg and Factiva (News Corporation) in news and business information. Competitors in litigation solutions also include software companies. Significant international competitors include Thomson Reuters, Wolters Kluwer and Factiva.

E-BOOKS TITLES


1,700
1,100
2011
2012

Increasing numbers of e-book titles reflecting enhanced online content offering.

MOBILE APP DOWNLOADS


+121%
2011
2012

Sustained growth in the adoption of mobile apps.

	2012 £m	2011 £m	Change	Change at constant currencies	Change underlying
Revenue	**1,610**	1,634	-1%	-1%	+1%
Adjusted operating profit	**234**	229	+2%	+4%	+4%

2012 financial performance

Underlying revenue growth was positive despite subdued legal markets in the US and Europe. Growth was driven by electronic revenues, which account for over 75% of total revenues. In 2012 we continued to release new products and platforms which have been well received. The adjusted operating profit margin improved in 2012 reflecting process efficiency.

Underlying revenues grew +1%, and underlying adjusted operating profits grew +4%.

In the US, usage and sales of online research and litigation solutions to law firms grew despite challenging market conditions. Underlying revenues from government and corporate customers also grew modestly. Print revenues continued to decline, and News & Business revenue declines moderated.

LexisNexis introduced new releases of *Lexis Advance* during 2012, combining our deep domain expertise and content with Reed Elsevier's "big data" HPCC technology to allow researchers within legal and professional organisations to find highly relevant information more easily and efficiently. The new applications have been well received, with US customer penetration of 45% by 2012 year end.

In Europe market conditions remain subdued, with robust growth in online revenue largely offset by declining print revenues.

The 2012 adjusted operating profit margin improved slightly, with process efficiencies more than offsetting continued spend on new product development.

2013 Outlook

We will continue to roll out new products and platforms in 2013 and will maintain our focus on process efficiencies. Our customer markets remain subdued, however, limiting the scope for revenue and profit growth.

REVENUE


£m
1,691
1,634
1,610
2010
2011
2012

ADJUSTED OPERATING PROFIT


£m
238
229
234
2010*
2011
2012
*On a pro forma basis

LexisNexis Risk Solutions and LexisNexis Legal & Professional, previously combined as one LexisNexis business, have operated as two distinct businesses from 1 January 2011. Comparative profit figures for 2010 are presented on a pro forma basis.

LEXIS ADVANCE: THE RIGHT RESULTS, FASTER AND EASIER

Proskauer, a global law firm with offices in North and South America, Europe and Asia, pairs deep customer understanding with exceptional client service.

To keep its lawyers in close touch with clients and ensure they have critical information and insights at their fingertips, Proskauer deploys state-of-the-art technology and information systems. Through Lexis Advance, LexisNexis Legal & Professional's dynamic web-based legal information solution, Proskauer lawyers enjoy instant access to over 1bn legal, news, company & financial documents as well as 36bn public records. Its intuitive, internet-style searching, easy-to-use filtering capabilities and sophisticated analytical tools help Proskauer's lawyers rapidly reach the heart of legal issues. Whether in court, at home or on the road, Proskauer lawyers can use their firm-wide issued iPads or smartphones to find the answers for their clients whenever and wherever needed.


Proskauer



About Lexis Advance
Lexis Advance is our new flagship product for legal research. Built on the New Lexis platform and powered by Reed Elsevier's HPCC technology, it allows primary researchers in legal and professional organisations to find highly relevant information more easily and efficiently, driving better outcomes for them and their clients.

30,000 *interactions*

MORE THAN 30,000 INTERACTIONS WITH LEGAL PROFESSIONALS INFORMED THE DEVELOPMENT OF LEXIS ADVANCE.

OUR CLIENTS EXPECT US TO GET THEM THE MOST EXHAUSTIVE ANSWERS IN THE MOST EFFICIENT WAY. THE LEXIS ADVANCE IPAD APP HELPS ME PROVIDE THOSE ANSWERS QUICKLY – ANYWHERE, ANYTIME.



Andrew E. Rice
Attorney at Law
Proskauer



LEXIS ADVANCE PROVIDES OUR LAWYERS WITH A LEGAL RESEARCH OPTION THAT MIRRORS THE WAY THEY SEARCH THE INTERNET, MAKING IT EASIER AND MORE EFFICIENT TO FIND THE NEEDLE IN THE HAYSTACK.

—

Elizabeth S. Proujansky,
Manager of Professional Resources
Proskauer

Exhibitions

In Exhibitions we are the world's leading events business, with almost 500 events in over 30 countries.

Reed Exhibitions' portfolio of exhibitions and conferences serves 44 industry sectors across the Americas, Europe, the Middle East, Africa and Asia Pacific. In 2012, Reed Exhibitions brought together over 6m event participants from around the world, generating billions of dollars in business for its customers, and boosting the local economies where the events are hosted.

Revenues for the year ended 31 December 2012 were £854m. Reed Exhibitions is a global business headquartered in London and has principal offices in Paris, Vienna, Norwalk (Connecticut), São Paulo, Abu Dhabi, Beijing, Tokyo, and Sydney. Reed Exhibitions has 3,200 employees worldwide.

Reed Exhibitions organises market-leading events which are relevant to industry needs, where participants from around the world meet face to face to do business, to network and to learn. Its exhibitions and conferences encompass a wide range of sectors. They include construction, electronics, energy and alternative energy, engineering, entertainment, gifts and jewellery, healthcare, hospitality, interior design, logistics, manufacturing, pharmaceuticals, real estate, recreation, security and safety, transport and travel.

Market opportunities

Growth in the exhibitions market is influenced by both business-to-business marketing spend and business investment. Historically, these have been driven by levels of corporate profitability, which in its turn has followed overall growth in GDP. Emerging markets and growth industries provide additional opportunities. As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions.

Strategic priorities

Reed Exhibitions' strategic goal is to provide market-leading events in growth sectors, especially in higher growth geographies, enabling exhibitors to target and reach new customers quickly and cost-effectively and providing a platform for industry participants to do business, to network and to learn. To achieve this, Reed Exhibitions is focused on driving organic growth by leveraging its global sector expertise, by developing new events and by building out its technology platforms. It is also shaping the portfolio through a combination of strategic partnerships and selective acquisitions in high growth sectors and geographies as well as withdrawal from markets and industries with lower growth prospects.

Reed Exhibitions is committed to continually improving customer solutions and experience by implementing best practice initiatives across geographies and sectors. Its integrated web event platform is used by more than 70 per cent of events and is driving both customer satisfaction and insight. Using customer insights, Reed Exhibitions has developed an innovative product offering which enhances the value proposition for exhibitors by broadening their options in terms of the type and location of stand they take and the timing of their commitment to the event.


Reed Exhibitions


mipcom.
deals get done
The world's entertainment content market


BATIMAT
The international building exhibition


ISC
WEST
International security conference


world
travel
market
Premier global event for the travel industry


NEW YORK
COMIC CON
The East Coast's biggest and most exciting popular culture convention


International trade fair for autoparts, equipment and services


mipim
The world's property market
The world's property market


SINO
CORRUGATED
A world leading corrugated manufacturing show


ALUMINIUM CHINA
Bringing aluminium to life

In 2012 Reed Exhibitions launched 30 new events. These included events which extended the geographical footprint of the luxury travel brand, ILTM, to Mexico and the high end Privé jewellery brand to Panama. Reed Exhibitions Japan responded to customer demand by introducing several new events, some of which were in the fast moving sectors of cosmetics and high-technology plastics. In China, the Nepcon brand was used to launch an electronics manufacturing event in the western city of Chengdu. A key element of building business in China and Brazil is a regional strategy, taking more events to China's second tier cities and cloning events from São Paulo to Recife in Brazil's fast developing north east. Reed Exhibitions now organises over 150 events in emerging markets.

A number of targeted acquisitions were completed during 2012. In Brazil, Reed Exhibitions took full ownership of its joint venture, Reed Exhibitions Alcantara Machado, and expanded into hospitality (Equipotel) and logistics (Movimat), cementing Reed Exhibitions' position as the leading exhibition organizer in Brazil. Elsewhere, acquisitions were made to extend Reed Exhibitions' reach in China and its global position in the alternative energy sector. During the year, Reed Exhibitions also established positions in new markets with attractive growth prospects, including Indonesia, Saudi Arabia and Turkey, where a joint venture has been created with Tüyap, the country's leading event organiser.

Business model, distribution channels and competition

The substantial majority of Reed Exhibitions' revenues are from sales of exhibition space. The balance includes conference fees, online and offline advertising, sponsorship fees and, for some shows, admission charges. Exhibition space is sold directly or through local agents where applicable. Reed Exhibitions often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for whom events can provide important support to stimulate foreign investment and promote regional and national enterprise.

Reed Exhibitions is the global market leader in a fragmented industry, holding less than a 10 percent global market share. Other international exhibition organisers include UBM, Informa IIR and some of the larger German Messe, including Messe Frankfurt, Messe Düsseldorf and Messe Munich. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

GEOGRAPHY OF 2012 LAUNCH REVENUES*


North America 5%
Europe 25%
Rest of World 70%

*On an event location basis

EVENTS IN EMERGING MARKETS


139
165
2011
2012

Increase in events taking place in high growth geographies through launches and acquisitions.

REVENUE BY FORMAT


£854m
Other 3%
Face to face 97%

REVENUE BY GEOGRAPHIC MARKET*


£854m
North America
Rest of World
Europe

*On an event location basis.

	2012 £m	2011 £m	Change	Change at constant currencies	Change underlying
Revenue	**854**	707	+21%	+25%	+15%
Adjusted operating profit	**210**	167	+26%	+30%	+20%

2012 financial performance

Exhibitions performed strongly in 2012, driven by strong growth in the US and Japan, moderate growth in Europe, and double digit growth in most emerging markets. We continued to invest throughout the year, launching 30 new shows in total, and we strengthened our position in high growth markets through partnerships and targeted acquisitions.

Underlying revenues grew +15% (+7% excluding biennial event cycling), and underlying adjusted operating profits grew +20%.

In the US and Japan underlying revenues grew strongly, and growth in emerging markets was well into double digits. In Europe good growth from a number of core events helped to offset some softness in southern European markets, resulting in moderate underlying revenue growth overall in the region.

During 2012 we launched 30 new events, primarily in high growth sectors and geographies, and completed a number of targeted acquisitions. In Brazil we took full ownership of our joint venture, Alcantara Machado, and expanded into hospitality and logistics, and in Turkey we created a new joint venture with Tüyap, the country's leading event organiser.

2012 adjusted operating profit margins improved by 1.0 percentage points, reflecting both process efficiencies and the positive impact of biennial event cycling.

During the year we continued to roll out global platforms and processes across geographies and sectors. Our integrated web event platform is now used by more than 70% of events, driving customer satisfaction and providing customer insight. Innovative products and services are enhancing the value proposition for exhibitors by broadening their range of options.

2013 Outlook
In 2013 we expect good growth in the US and Japan, limited growth in Europe, and strong growth in other markets. However 2013 will be a biennial cycling out year, reducing underlying revenue growth by 5-6 percentage points.


REVENUE
£m
638
693
707
854
2009
2010
2011
2012


ADJUSTED OPERATING PROFIT
£m
152
158
167
210
2009
2010
2011
2012

AUTOMOVEL BRAZIL: PRIORITISING FASTER GROWTH GEOGRAPHIES AND SECTORS

Exhibitors are increasingly looking to develop their presence in new and emerging markets where they can extend their market share. Reed Exhibitions' strategy of prioritising faster growth geographies and sectors through new launches and selective acquisitions is a reflection of its customers' needs.

In under 10 years, Reed Exhibitions has become Brazil's leading event organiser building a business from less than $5m in 2005 to more than $100m in 2012.

Automovel is already Latin America's largest auto show, and one of the largest auto shows in the world. Exhibitors are increasingly using the event for global product launches, and are benefiting from the high levels of social media engagement with customers before, during and after the show.


JAC
MOTORS



IT'S NOT JUST ANOTHER LOCAL EVENT. IT'S AN EVENT THAT GRABS THE ATTENTION OF THE INTERNATIONAL AUTO INDUSTRY.



Frederico J. Themoteo Jr.

Director of Marketing and Communications
General Motors

410,000
visitors

LATIN AMERICA'S LARGEST AUTO SHOW

Overview
Business review
Financial review
Governance
Financial statements and other information

Corporate responsibility

The Corporate Responsibility Report is an integral part of our Annual Reports and Financial Statements. This section highlights key achievements relative to our 2012 corporate responsibility objectives. You can read the full 2012 Corporate Responsibility Report at reporting.reedelsevier.com/cr12

Corporate responsibility

Corporate responsibility ensures good management of risks and opportunities, helps us attract and retain the best people, and strengthens our corporate reputation. It means performing to the highest commercial and ethical standards and channelling our knowledge and strengths, as global leaders in our industries, to make a difference to society.

Constant engagement with stakeholders, including shareholders, employees, communities in which we operate and governments helps us determine material corporate responsibility issues. The Reed Elsevier Boards, senior management and the Corporate Responsibility Forum oversee corresponding objectives and monitor performance against them.

We concentrate on the contributions we make as a business and on good management of the material areas that affect all companies, encompassing:

1. **Our unique contributions**
2. **Governance**
3. **People**
4. **Customers**
5. **Community**
6. **Supply management**
7. **Environment**

1. Our unique contributions

We focus on areas where we can make a positive impact on society through our knowledge, resources and skills. This includes universal sustainable access to information, advance of science and health, protection of society, and promotion of the rule of law and justice.

Elsevier, the world's leading provider of scientific, technical and medical information, plays an important role in advancing human welfare and economic progress through its science and health information, which spurs the diffusion of innovation and enables critical decision making. To ensure access to this information, Elsevier supports key programmes in places where resources are often scarce. Among them is Research4Life, a partnership with United Nations agencies and other publishers. This partnership provides core and cutting-edge scientific information to researchers in more than 100 developing countries. As a founding partner, we contribute 50% of the content available in Research4Life, encompassing all *Science Direct* content, including approximately 2,000 Elsevier journals and 7,000 books. In the year, there were more than 6m Research4Life article downloads from *ScienceDirect*, including from the Access to Research for Development and Innovation (ARDI) programme, which we joined in 2012. In addition to support for ongoing projects, the Elsevier Foundation committed $650,000 to support libraries, new scholars, and nursing, including a grant to the Medical Libraries Association/Librarians Without Borders' e-library training initiative in Latin America and Asia, and the Appalachian Women Scientists programme at Appalachian State University in the US.

LexisNexis Risk Solutions tools and resources help protect society. LexisNexis Risk Solutions' Bridger Insight XG watch list screening solution is used by over 3,000 financial institutions globally to help ensure compliance with sanctions regulations. The combination of the Bridger Insight XG solution with Reed Business Information's BankersAccuity Global Watch List, a global data set of sanctioned or high risk entities, helps customers ensure proactive compliance. LexisNexis Risk Solutions employees created the Automated Delivery of Alerts on Missing Children (ADAM) programme which assists in the safe recovery of missing children. ADAM alerts circulate missing child posters – more than 2.1m in 2012 – to police, news media, schools, businesses, medical centres and other recipients within a specific geographic search area. Since launching in 2000, 135 children have been located, including nine in 2012.

RESEARCH4LIFE: IMPROVING HEALTH THROUGH ACCESS TO SCIENTIFIC RESEARCH

Research4Life gives researchers and practitioners in the developing world free or low cost access to critical scientific information.

Tiny Tim & Friends, a Zambian organisation specialising in paediatric HIV/AIDS clinical care, is improving the lives of HIV-infected children through the use of Elsevier's leading-edge research.

As a founding partner, Elsevier provides access to its complete collection of journals, articles and books. Research4Life is a primary example of Reed Elsevier's goal to provide universal, sustainable access to information.



THE DEVELOPING WORLD BENEFITS ENORMOUSLY FROM THE ONLINE COLLECTIONS MADE AVAILABLE BY OUR PUBLISHER PARTNERS. NEW CONTENT HAS MORE THAN DOUBLED RESEARCH4LIFE'S INFORMATION RESOURCES PREVIOUSLY INACCESSIBLE TO RESEARCHERS AND PRACTITIONERS IN LOW AND MIDDLE INCOME COUNTRIES.



Kimberly Parker

HINARI Programme Manager, Research4Life


Making a difference
Stories from the field:
research4life

6,000 *institutions*

RESEARCHERS AT MORE THAN 6,000 INSTITUTIONS IN OVER 100 DEVELOPING WORLD COUNTRIES AND TERRITORIES BENEFIT FROM RESEARCH4LIFE

Children receive treatment at a Tiny Tim & Friends paediatric HIV/AIDS clinic in Zambia

Reed Business Information (RBI) uses the power of its brands to aid communities. ICIS, providing news and market intelligence for the chemicals, energy and fertiliser sectors, held its ninth Innovation Awards in 2012 to reward innovation in the chemicals industry. France's Rhodia won Best Innovation for Sustainability for creating an "urban mine" – a process to recover scarce metallic elements from consumer waste. Over the past two years, Hairdressers Journal has partnered with John Frieda to build awareness of HAIRraising, a charity which has raised more than £1m in support of London's Great Ormond Street Children's Hospital, through its publications, sites and shows.

LexisNexis Legal & Professional promotes justice through its products and services. Its Rule of Law Resource Center is a free online community covering topics like human rights, protecting minority communities and anti-human trafficking. In the year, staff in the UK developed the free Human Trafficking Awareness Index, which uses the Nexis news service to highlight emerging trends within and across national borders to help campaigners in their efforts to combat trafficking. Among the ways LexisNexis expanded pro bono partnerships in 2012, was through a new collaboration with the Lex Mundi Pro Bono Foundation to promote law firm engagement with social entrepreneurs working around the world to improve the lives of the poor and disenfranchised.

Reed Exhibitions' trade shows provide platforms for supporting our corporate responsibility focus areas. At the 2012 World Travel Market, its global event for the travel industry, Reed Exhibitions hosted World Responsible Tourism Day with events available to the show's more than 40,000 attendees on topics ranging from poverty reduction to wildlife protection and reducing greenhouse gas emissions. Over the last nine years, Reed Exhibitions has given free space at the London Book Fair to Book Aid International, which annually provides more than 500,000 books – including those donated from across Reed Elsevier – to readers in the developing world, enabling the charity to engage with a wide range of potential book and financial donors. In 2012, the International Vision Expo & Conference expanded offerings for optometry students through a new mentor programme, in addition to providing free entry, a job fair, and travel grants to students from the 22 schools of the American Optometric Student Association.

Drawing on expertise across Reed Elsevier, in 2012 we awarded prizes in the second Reed Elsevier Environmental Challenge to projects that improve sustainable access to water and sanitation where it is presently at risk. We offered access to relevant products from our businesses to nearly 600 registrants from more than 50 countries and saw a 40% increase in proposals over 2011. The winner of the $50,000 first prize was the Centre for Affordable Water and Sanitation Technology for a project that modifies biosand filters with iron particles in order to remove water contaminants, including viruses, to bring safe drinking water to rural villages in Nepal. Over a period of two years, 150 filters will be installed. Second prize of $25,000 went to Sanergy to extend a pilot project in Kenya that ensures accessible and affordable hygienic sanitation through a network of small-scale, high quality sanitation centres. Sanergy toilets are franchised to local entrepreneurs and stimulate the economy by turning waste into products, such as organic fertiliser sold to farms. In 2012, we expanded our alternative energy portfolio to include new products such as Elsevier's Comprehensive Renewable Energy and Reed Exhibitions' Asia Future Energy Forum and Exhibition.

2012 OBJECTIVES	Progress
Increase pro bono partnerships	New and expanded partnerships, for example, Research4Life access expanded to all ScienceDirect content; support for global social entrepreneurs through Lex Mundi Pro Bono Foundation
Broaden reach of Reed Elsevier Environmental Challenge	90% increase in registrations; 40% increase in proposals over 2011
Expand alternative energy product portfolio	New products include Comprehensive Renewable Energy (Elsevier) and Asia Future Energy Forum and Exhibition (Reed Exhibitions)
Facilitate deeper country analysis of UNICEF climate change and children report	Research extended to child-oriented disaster risk assessments in Indonesia and the Philippines; in-kind assistance including editorial support and design

2013 OBJECTIVES

- Create cross-business alternative energy roundtable to foster knowledge sharing and product development
- Deliver workshops with UNICEF on child-centred climate change adaptation in high risk locations
- New partnerships through Reed Elsevier Environmental Challenge to share water and sanitation expertise

2. Governance

The Reed Elsevier Code of Ethics and Business Conduct (Code) is disseminated to every employee, setting the standard for our corporate and individual conduct. Encompassing topics such as fair competition, anti-bribery, and human rights, it encourages open and principled behaviour. In 2012, we ensured that 100% of employees completed training on the Code within 90 days of starting their employment. We provided refresher courses on competition laws and data privacy and security to staff that had completed courses previously, with 100% completion by year end. All US managers have completed a course on preventing workplace harassment.

We continued to enhance bribery law compliance efforts, including compliance with the UK Bribery Act and US Foreign Corrupt Practices Act, by ensuring 100% of employees had completed online anti-bribery training at least once by the close of 2012, and rolling it out to new employees on an ongoing basis. We supplement online training with in-person sessions on topics as required, including training on competition law and preventing bribery for employees in higher risk positions and locations. Each of our businesses have designated Preventing Bribery Working Groups, which are engaged in implementing and overseeing compliance activities. Our policies, training and other materials are developed to help ensure compliance with laws globally. We also undertake intermediary due diligence and monitoring as part of routine process.

We maintain a Record Management Policy, Record Retention Schedule and related resources to help employees properly manage company records, setting out what, why, how, and for how long, different types of records must be retained and disposed of. In the year, we issued the policy to all employees in English-speaking countries.

Reed Elsevier is a signatory of the United Nations Global Compact (UNGC) – businesses must align their governance and operations with ten principles related to human rights, labour, environment and anti-corruption. We demonstrated leadership in 2012 by serving on the UNGC Advisory Group for the UK and the UNGC Supply Chain Advisory Group. We were also part of the CEO Water Mandate Steering Group and represented the initiative on the board of the Alliance for Water Stewardship. We participated in the UNGC's Corporate Sustainability Forum in Rio de Janeiro, where a new Water Action Hub was launched, for which we are providing a free news feed with water basin information. The UNGC judged our 2012 Communication on Progress, required of signatories each year, to have attained Advanced level. In the year, we provided video content on the UNGC for lawyers and held webinars on the UNGC for our suppliers.

2012 OBJECTIVES	Progress
Completion of Reed Elsevier Code of Ethics and Business Conduct training by 100% of employees within 90 days of their employment start date	100% completion achieved
Continue bribery law compliance activities, with particular reference to the UK Bribery Act and US Foreign Corrupt Practices Act	100% of employees completed online training, rolled out to new employees on an ongoing basis; in-person training for employees in higher risk roles and geographies; intermediary due diligence and related monitoring as part of routine process
Records Management Policy roll out to the UK and other countries	Policy issued to all employees in English-speaking countries; guidance to business units on implementation efforts

2013 OBJECTIVES

- Achieve 100% completion of all computer-based compliance courses
- Advance Record Management Policy implementation and roll out translations
- Enhanced training programme for internal investigators of Code of Ethics and Business Conduct breaches

3. People

Our 30,400 people are our strength. Our workforce is 53% female and 47% male, with an average length of service of 9 years.

The Reed Elsevier Nominations Committee considers the knowledge, experience and background of individual Board directors. By year end 2012, women made up 27% of the members of the Reed Elsevier NV Combined Board and 20% of the members of the Reed Elsevier PLC Board. Following the Annual General Meetings to be held in 2013 we expect these percentages to have increased to 30% and 22%, respectively, reaching the goals we announced in 2011.

The Reed Elsevier Diversity and Inclusion (D&I) Statement articulates our commitment to a diverse workforce and environment that respects individuals and their contributions, regardless of their gender, race or other characteristics. Our D&I Strategy is focused on translating the Statement into practical action. Among its commitments is maintaining a D&I Advisory Group comprised of a senior business and HR leader from each business unit, supported by a broader D&I Working Group. Together with D&I specialists, Pluribus, we carried out a D&I training pilot in 2012 involving 78 staff from all business units. Course content included making the business case for D&I on ethical, economic, regulatory, and reputational grounds. We encourage affinity groups, like women's forums, which provide support and mentoring and encourage community involvement.

In 2012, we held a stakeholder session with our CR Forum (chaired by a member of senior management and involving individuals representing all key business functions and businesses) on diversity and inclusion for media companies and Reed Elsevier. Participants included the head of diversity and corporate social responsibility for one of our customers; the CEO of the Association of Women in Science; the head of talent for one of our business units; a diversity expert; and the convener of the Media CSR Forum. As a member of ID (Inclusion and Diversity) 100, a network for sharing D&I knowledge among FTSE100 peers, we hosted a panel on boardroom diversity with executive search firm leaders Egon Zehnder, JCA Group and the Zygos Partnership.

In 2012, we conducted a global Employee Opinion Survey (EOS) to understand how our people feel about Reed Elsevier. We donated $1 for every completed survey to our global fundraising effort for Plan UK focused on education for girls, and had a 77% participation rate. Overall, employees rate Reed Elsevier as a company that employs strong, ethical principles in its business practices with improved scores since the last survey in 2009 in overall satisfaction, innovation and customer focus. We are prioritising areas identified in the EOS that remained flat with local action plans led by managers.

Our employees have the right to a healthy and safe workplace as outlined in the Reed Elsevier Health and Safety Policy. We concentrate on areas of greatest risk, for example, warehouses, events and exhibitions. However, as a primarily office-based company, our key impact areas are posture-related muscular strains, slips/trips and falls. To reduce our severity rate (lost days per 200,000 hours worked), we conduct risk assessments, and work with a third party in the US to assign a nurse case manager to each complex or severe claim. We have achieved a 70% reduction in the severity rate since 2008.

In the US, where we have our largest concentration of employees, we expanded the REACH programme, which promotes workplace wellbeing through health screenings, online assessments, stress awareness training, and weight loss and smoking cessation programmes, with financial incentives for participation. We captured wellbeing metrics including the number of people who attended a personal wellness screening which increased to 34% of US employees. There was a 40% quit rate among employees who undertook a stop smoking course. The resulting data is helping us understand the health status of our people to better target wellness programmes.

Our annual re:fit2win global wellbeing competition, which encourages employees to establish fitness teams to compete for cash prizes for the charities of their choice, continued to grow in 2012. 116 teams (84 in 2011) took part across Reed Elsevier and ran, walked, cycled and swam a total of 106,271 miles/171,027 kilometres, a 77% increase over 2011.

2012 OBJECTIVES	Progress
Undertake global Employee Opinion Survey	Completed with 77% participation rate
Initiate diversity and inclusion training pilot	Pilots completed for all business units
Capture and report on wellbeing performance and its benefits	Metrics include number of staff completing wellness screenings – 34% of US employees participated (15% in 2011); benefits include understanding health status of workforce to better target wellness programmes

2013 OBJECTIVES

- Follow up on global Employee Opinion Survey results
- Expand diversity and inclusion training across business units
- Institute health coach programme to provide personalised support to staff

ENVIRONMENTAL CHALLENGE: ADVANCING ACCESS TO SAFE WATER AND SANITATION

The Reed Elsevier Environmental Challenge advances sustainable access to safe water and sanitation where it is presently at risk.

Projects must be innovative, scalable, involve local communities and address issues such as health, education, and non-discrimination. 2012 winners were the Centre for Affordable Water and Sanitation Technology, for a biosand filter to improve drinking water in Nepal, and Sanergy, a network of small, high quality sanitation centres in Kenya, run by local entrepreneurs.



THE REED ELSEVIER ENVIRONMENTAL CHALLENGE DEMONSTRATES THAT THE DISSEMINATION OF RESEARCH AND IDEAS IS A POWERFUL FORCE FOR IMPROVING HEALTH AND QUALITY OF LIFE. WINNING PROJECTS EMBODY CREATIVE SOLUTIONS TO ACCESSING WATER AND SANITATION IN AREAS OF GREAT NEED.



Youngsuk "YS" Chi

Director, Corporate Affairs


Diffuser
Lid
Biolayer
Outlet Tube
Filtration Sand
Safe Water Storage
Separation Gravel
Drainage Gravel

$150,000

awarded over the past two years

Villagers in Nepal will gain access to better water through iron-amended biosand filters

4. Customers

In 2012, we surveyed more than 300,000 customers through Net Promoter Score (measuring customer loyalty) and business dashboard programmes. This allows us to deepen understanding of their needs and further drives forward a customer-centric culture across Reed Elsevier. Results, reviewed by the CEO and senior managers and communicated to staff, illuminate where we are doing well and where we must do better. To aid colleagues who work with customers, in 2012 we began a CR Sales Academy to help them articulate our commitment to corporate responsibility and the benefits it provides to our business such as reducing risk and strengthening our corporate reputation. Sessions included our approach to corporate responsibility, the environment, accessibility, and governance. Content is made available to all staff through the Corporate Responsibility section of the corporate intranet.

In the year, we consulted more widely on the Reed Elsevier Editorial Policy, including with our European Works Council, further strengthening provisions such as editorial independence as a result. The Editorial Policy stipulates our responsibility to make clear distinctions between fact and opinion and user-generated or other content and encourages dialogue on our content, including through social media. We made it available to all staff through the corporate intranet and publicly available through the Reed Elsevier website.

We are committed to improving access to our products and services for all users, regardless of physical ability. In 2012, we drafted a Reed Elsevier Accessibility Policy that expresses our desire to lead the industry in providing accessibility solutions to customers and contribute to international standards with products that are perceivable, operable, understandable, and robust. In the year, members of the Accessibility Working Group logged 76 projects in accessibility undertaken during the course of the year. Elsevier's Global Books Digital Archive fulfilled 4,000 disability requests, 50% of them through AccessText.org, a service it helped establish.

2012 OBJECTIVES	Progress
Roll out updated Editorial Policy	Extended consultation on Editorial Policy; disseminated via global intranet and corporate website
Develop CR Sales Academy	CR Sales Academy initiated with sessions on corporate responsibility performance, the environment, accessibility, and governance
Develop Reed Elsevier Accessibility Policy	Reed Elsevier Accessibility Policy drafted; principles include leading industry in providing accessibility solutions to customers

2013 OBJECTIVES

- Embed updated Editorial Policy
- Incorporate corporate responsibility component into regular customer-facing staff training
- Consult on Reed Elsevier Accessibility Policy and begin implementation

5. Community

RE Cares, our global community programme, promotes education for disadvantaged young people aligned with our unique contributions as a business, and allows staff up to two days off per year for their own community work. We donated £2.5m in cash (including through matching gifts) and the equivalent of£2.8m in products, services and staff time in 2012. 30% of employees were engaged in volunteering through RE Cares and we reached 20,200 disadvantaged young people through volunteering, in-kind, and cash donations.

An international network of more than 180 RE Cares Champions engage colleagues throughout the year in activities such as the RE Cares Challenge, which rewards business-sponsored community engagement.

Each September, we hold RE Cares Month to celebrate our community activities, with volunteering spotlighted on Global RE Cares Day during the month. In 2012, activities involved more than 3,300 staff in local community projects. Among them, LexisNexis Risk Solutions held the Windward Challenge, a 5km race in support of KaBoom! which provides recreational spaces for children, involving more than 500 staff and members of the community.

During the month we held our annual global book drive yielding more than 12,000 books for local and developing world readers, and announced the winners of the second Recognising Those Who Care Awards to highlight the contributions to RE Cares of eight individuals and four RE Cares teams. Individual winners from across the business took part in visits to projects we are supporting through Plan International in Peru and India led by Youngsuk "YS" Chi, Reed Elsevier's Director of Corporate Affairs, and Hugo Zhang, Reed Elsevier China's Director of Government Affairs. The winning teams were from Elsevier Amsterdam, LexisNexis Dayton, LexisNexis New York, and Reed Exhibitions Norwalk who won cash prizes for their chosen charities.

2012 OBJECTIVES	Progress
25% of employees volunteering through RE Cares	30% achieved
Reach 10,000 disadvantaged young people through volunteering, in-kind, and cash donations	20,200 reached

2013 OBJECTIVES

- Skills-based Two Days volunteer drive (all staff have two days each year for community work of their own choosing)
- 25% of locations involved in RE Cares Month

6. Supply management

We require our suppliers to meet the high standards we set for ourselves. Our Supplier Code of Conduct stipulates adherence to all laws and best practice in areas such as human rights, labour and the environment. Through our Socially Responsible Supplier (SRS) database, in 2012 we tracked 477 critical, preferred and strategic suppliers, and those we deem high risk according to criteria from the Corporate Executive Board's Global Country Analysis Support Tool, human trafficking data from the US State Department and rankings in the Environmental Performance Index produced by Yale University and Columbia University. The tracking list changes year on year based on the number of suppliers we do business with who meet the required criteria. We started 2012 with 47% of suppliers on the SRS tracking list as signatories to the Supplier Code and reached 75% by year end. We have embedded signing the Supplier Code into our e-sourcing tool as one of the criteria for doing business with us and have an additional 1,925 signed codes.

Specialist supply chain auditors, Intertek, undertook 52 external audits for 2012 of high risk suppliers. Any incidence of Supplier Code non-compliance identified in the audit process triggers a corrective action plan with supplier remediation required on all issues.

To engage suppliers on key issues, we broadened our Socially Responsible Supplier Academy covering the audit process, environmental management, diversity and inclusion, community engagement, preventing bribery, and the UN Global Compact, among other topics.

2012 OBJECTIVES	Progress
75% of key suppliers as Supplier Code of Conduct signatories	75% (361 of 477 key suppliers); 1,925 other Code signatories
50 external audits of high risk suppliers	56 completed (includes 4 carried over from 2011)
Broaden Socially Responsible Supplier Academy	More subjects covered such as diversity and inclusion and accessibility; 47% increase in registrations over 2011

2013 OBJECTIVES

- 78% of key suppliers as Supplier Code of Conduct signatories
- 55 external audits of high risk suppliers
- Develop US Supplier Diversity Plan

7. Environment

In 2012, we launched our updated environmental targets following extensive consultation with stakeholders. Our targets reflect our performance and key issues and can be found along with full environmental performance details in the 2012 Corporate Responsibility Report at reporting.reedelsevier.com/cr12.

We attained 33% of our electricity from renewable sources in the year and were ranked as the 2012 sector leader in the Carbon Disclosure Project, representing 655 investors with $78,000bn under management.

Our Environmental Champions network, employee-led Green Teams, and engagement through networks such as Publishers Database for Responsible Ethical Paper Sourcing, inform management plans to address our environmental impact. Among them is the Reed Elsevier Environmental Standards programme, which sets benchmark performance levels and inspires green competition among offices. In 2012, 69 sites (58% of key locations) achieved five or more standards attaining green status. Reed Elsevier's CFO wrote to all staff recognising their achievement on World Environment Day and also identified Green Heroes across the company, nominated by their peers for their environmental efforts.

We have a positive environmental impact through our environmental publications and services which spread good practice, encourage debate, and aid researchers and decision makers. The most recent results from independent Market Analysis System show our share of citations in environmental science represented 33% of the total market, and 71% in energy and fuels. In 2012, CEO Erik Engstrom signed a CEO Water Mandate Communiqué calling on government leaders attending the Rio + 20 Earth Summit to prioritise sustainable water.

2012 OBJECTIVES	Progress
25% of electricity from renewable energy or offsets	33% achieved
50% of key locations to achieve five or more RE Environmental Standards	58% achieved (69 locations vs. 40 in 2011)
Launch updated environmental targets	Launched externally through annual reporting documents; internally through Environmental Champions and Green Teams

2013 OBJECTIVES

- 35% of electricity from renewable energy or offsets
- 60% of key locations to achieve five or more updated RE Environmental Standards
- Map range of Reed Elsevier environmental products and services

KEY ENVIRONMENTAL PERFORMANCE INDICATORS		Target 2015 vs 2010	Intensity achievement to date 2012 vs 2010	Absolute achievement to date 2012 vs 2010	2012 Absolute figure	2012 Intensity figure (per million turnover)
Climate change	Scope 1	–20% intensity	-19%	-18%	10,752 tCO_2e	1.76 tCO_2e
	Scope 2	–10% intensity	-15%	-14%	127,105 tCO_2e	20.78 tCO_2e
	Scope 3 (business travel)	–15% intensity	0%	1%	34,950 tCO_2e	5.71 tCO_2e
Energy	Office energy use intensity	–20% intensity	-22%	-21%	115,724 MWh	18.92 MWh
	Percentage of energy from renewable or offset	50% absolute		33%	73,257 MWh	
	Average data centre Power Usage Effectiveness (PUE)	1.70 absolute		1.70	125,103 MWh	
Water	Percentage of key locations in water stressed areas achieving usage of $10m^3$ of water per person per year	100% absolute		69%	24 locations	
Waste	Waste diverted from landfill	75% absolute		67%	7,056 tonnes	

We achieved the following recognition in 2012:



Business in the Community CR Index
– Platinum status


CARBON DISCLOSURE PROJECT

Carbon Disclosure Project Leadership Index
– FTSE 350 sector leader

WE SUPPORT
Caring for Climate



Caring for Climate top 25 performer
– FTSE 350 sector leader

Deloitte.

Deloitte Sustainability Reporting Scorecard
– current good/ leading practice


Dow Jones
Sustainability Indexes
Member 2012/13

Dow Jones Sustainability Indexes
– included


ECPI
Sense in sustainability

ECPI Ethical Funds recognition


ETHIBEL
PIONEER &
EXCELLENCE

Ethibel Pioneer and Ethibel Excellence
– included



FTSE4Good

FTSE4Good Index
– included


sam
2012
bronze class

SAM Sustainability Awards
– bronze medalist

Triodos Bank Sustainable Equity/Bond Fund
– first in the publishing sector


NATIONAL
BUSINESS
AWARDS UK
2012

UK National Business Awards
– Sustainability Awards finalist

VBDO supply chain benchmark
– top 10


World 120
vigeo

Vigeo top 20
– strong performer: top 120 in Europe, top 120 globally

THE FULL 2012 CORPORATE RESPONSIBILITY REPORT IS AVAILABLE AT **REPORTING.REEDELSEVIER.COM/CR12**

Financial review

In this section

Chief Financial Officer's report



Duncan Palmer
Chief Financial Officer

2012 saw continued financial progress reflecting further improvements in trading performance, strong cash flow and capital efficiency. Adjusted earnings per share grew by 8%. Return on invested capital improved to 11.9%. Reed Elsevier's balance sheet remains strong with net debt 2.2 times EBITDA on a pensions and lease adjusted basis.

Reported figures

Revenue was £6,116m (2011: £6,002m), up 2%. At constant exchange rates, revenue was up 3%. Underlying revenue growth was 4%, or 3% excluding the net cycling in of biennial exhibitions.

RECONCILIATION OF REPORTED REVENUES YEAR-ON-YEAR

YEAR TO 31 DECEMBER	£m	Change
2011 revenue	**6,002**	
Underlying growth	**230**	+4%
Acquisitions	**148**	+3%
Disposals	**(201)**	-4%
Currency effects	**(63)**	-1%
2012 revenue	**6,116**	+2%

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £1,358m (2011: £1,205m), reflecting the improved trading performance described in the Business Review.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £329m (2011: £359m). Acquisition related costs were £21m (2011: £52m), reflecting the completion of the ChoicePoint integration programme in 2011. Disposals and other non operating gains were £45m (2011: £21m losses), principally arising from business divestments, in particular Totaljobs, offset by property charges relating to disposed businesses.

Net finance costs were lower at £216m (2011: £235m), including the benefit of term debt refinancing.

The reported profit before tax was £1,187m (2011: £948m). The reported tax charge was £113m (2011: £181m). This includes an exceptional tax credit of £96m resulting from the resolution of a number of significant prior year tax matters. On the basis of its size and nature the tax credit has been excluded from adjusted net profit. The reported net profit attributable to the parent companies' shareholders was £1,069m (2011: £760m).


REVENUE
£m
6,071
6,055
6,002
6,116
2009
2010
2011
2012

	2012 £m	2011 £m	Change	Change at constant currencies	Change underlying
Reported figures					
Revenue	**6,116**	6,002	+2%	+3%	+4%
Operating profit	**1,358**	1,205	+13%	+13%	
Profit before tax	**1,187**	948	+25%	+26%	
Net profit	**1,069**	760	+41%	+40%	
Net borrowings	**3,127**	3,433			
Adjusted figures					
Operating profit	**1,713**	1,626	+5%	+6%	+6%
Operating margin	**28.0%**	27.1%	+0.9%pts		
Profit before tax	**1,497**	1,391	+8%	+8%	
Net profit	**1,138**	1,060	+7%	+8%	
Operating cash flow	**1,603**	1,515	+6%	+7%	
Operating cash flow conversion	**94%**	93%			
Return on invested capital	**11.9%**	11.2%	+0.7%pts		

Reed Elsevier uses adjusted and underlying figures as additional performance measures. Adjusted figures are stated before the amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, professional and other transaction related fees, and adjustments to deferred and contingent consideration. The exceptional prior year tax credit arising in 2012 is described in note 9 to the combined financial statements. Reconciliations between the reported and adjusted figures are set out in note 10 to the combined financial statements. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.

Adjusted figures

Adjusted operating profit was £1,713m (2011: £1,626m), up 5%. At constant currencies, adjusted operating profits were up 6%. Underlying growth was also 6%. Profit performance across the business is described in the Business Review.

RECONCILIATION OF ADJUSTED OPERATING PROFIT YEAR-ON-YEAR

YEAR TO 31 DECEMBER	£m	Change
2011 adjusted operating profit	**1,626**	
Underlying growth	**85**	+6%
Acquisitions	**35**	+2%
Disposals	**(22)**	-2%
Currency effects	**(11)**	-1%
2012 adjusted operating profit	**1,713**	+5%

Total operating costs increased by 2% at constant currencies, including acquisitions and disposals. Underlying costs were up 4%, reflecting volume growth as well as organic investment in new product development and sales & marketing, partly offset bycontinued improvements in process efficiency.

The overall adjusted operating margin at 28.0% was 0.9 percentage points higher than in the prior year. This included a 0.5 percentage point benefit to margin from portfolio change and a 0.1 percentage point benefit from the multi-year journal subscription currency hedging programme net of other currency translation effects.

The net pension expense, before the net pension financing credit, was £89m (2011: £96m), including settlement and curtailment credits of £20m (2011: £9m). The net pension financing credit was £25m (2011: £34m) reflecting the increase in scheme liabilities at the beginning of the year compared with a year before and lower expected asset returns.

ADJUSTED OPERATING PROFIT


£m
1,570
1,555
1,626
1,713
2009
2010
2011
2012

ADJUSTED OPERATING PROFIT MARGIN


25.9%
25.7%
27.1%
28.0%
2009
2010
2011
2012

Adjusted profit before tax was £1,497m (2011: £1,391m), up 8% at both reported and constant exchange rates, reflecting the increase in adjusted operating profits and a lower net interest expense.

RECONCILIATION OF ADJUSTED AND REPORTED PROFIT BEFORE TAX

YEAR TO 31 DECEMBER	2012 £m	2011 £m
Adjusted profit before tax	**1,497**	1,391
Amortisation of acquired intangible assets	**(329)**	(359)
Acquisition related costs	**(21)**	(52)
Reclassification of tax in joint ventures	**(5)**	(11)
Disposals and other non operating items	**45**	(21)
Reported profit before tax	**1,187**	948

The effective tax rate on adjusted profit before tax at 23.6% was 0.3 percentage points higher than in the prior year, resulting from the geographic mix of the net increase in pre-tax profits. The effective tax rate excludes an exceptional tax credit of £96m described above, movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. This more closely aligns with cash tax costs over the longer term. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

The adjusted net profit attributable to shareholders of £1,138m (2011: £1,060m) was up 7% and up 8% at constant currencies.

Cash flows

Adjusted operating cash flow was £1,603m (2011: £1,515m), up 6% compared with the prior year and up 7% at constant currencies. The rate of conversion of adjusted operating profits into cash flow was 94% (2011: 93%).

CONVERSION OF ADJUSTED OPERATING PROFIT INTO CASH

YEAR TO 31 DECEMBER	2012 £m	2011 £m
Adjusted operating profit	**1,713**	1,626
Capital expenditure	**(333)**	(350)
Depreciation and amortisation of internally developed intangible assets	**227**	207
Working capital and other items	**(4)**	32
Adjusted operating cash flow	**1,603**	1,515
Cash flow conversion	**94%**	93%

Capital expenditure included within adjusted operating cash flow was £333m (2011: £350m), including £263m (2011: £265m) in respect of capitalised development costs included within internally generated intangible assets. This reflects the sustained investment in new products and related infrastructure, particularly in the Legal business. Depreciation and the amortisation of capitalised development costs was £227m (2011: £207m).

Free cash flow – after interest and taxation – was £1,098m (2011: £1,062m) before acquisition related spend and cash flows relating to exceptional restructuring programmes from prior years. The increase compared with the prior year is after higher taxes paid of £281m (2011: £218m), reflecting the improved profitability and the utilisation of prior year tax losses in 2011.

Payments made in respect of acquisition related costs amounted to £37m (2011: 38m). Payments in respect of the exceptional restructuring programmes from prior years were £25m (2011: £52m), principally relating to property costs.

Free cash flow before dividends was £1,075m (2011: £977m). Ordinary dividends paid to shareholders in the year, being the 2011 final and 2012 interim dividends, amounted to £521m (2011: £497m). Free cash flow after dividends was £554m (2011: £480m).


RETURN ON INVESTED CAPITAL
10.4%
10.6%
11.2%
11.9%
2009
2010
2011
2012


ADJUSTED OPERATING CASH FLOW CONVERSION
99%
98%
93%
94%
2009
2010
2011
2012

FREE CASH FLOW

YEAR TO 31 DECEMBER	2012 £m	2011 £m
Adjusted operating cash flow	**1,603**	1,515
Interest paid	**(224)**	(235)
Tax paid	**(281)**	(218)
Acquisition related/ restructuring costs*	**(23)**	(85)
Free cash flow before dividends	**1,075**	977
Ordinary dividends	**(521)**	(497)
Free cash flow post dividends	**554**	480

* Including cash tax relief/repayments.

Cash spend on acquisitions and other investments was £323m, including deferred consideration of £30m on past acquisitions.

Gross cash proceeds from disposals amounted to £242m, including £7m from the sale of non-controlling interests. Net proceeds, before tax, amounted to £160m, after related separation and transaction costs, additional pension scheme contributions, and working capital and other adjustments in respect of prior year transactions. Net tax recovered in respect of disposals was £26m (2011: tax paid £5m).

Share repurchases by the parent companies in 2012 were £250m (2011: nil), with a further £100m repurchased in 2013 as at 27 February. No shares of the parent companies were purchased by the employee benefit trust (2011: nil). Net proceeds from the exercise of share options were £48m (2011: £9m).

RECONCILIATION OF NET DEBT YEAR-ON-YEAR

YEAR TO 31 DECEMBER	2012 £m	2011 £m
Net debt at 1 January	**(3,433)**	(3,455)
Free cash flow post dividends	**554**	480
Acquisitions/disposals:		
Acquisitions*	**(323)**	(557)
Disposals*	**242**	101
Share repurchases	**(250)**	–
Net proceeds from share options exercised	**48**	9
Other**	**(72)**	(35)
Currency translation	**107**	24
Net debt at 31 December	**(3,127)**	(3,433)

* Gross cash amounts in year; includes borrowings in acquired businesses.
** Cash tax relief/payments and associated transaction costs on acquisitions/ disposals.

NET DEBT


£m
3,931
3,455
3,433
3,127
2009
2010
2011
2012

Funding

Debt

Net borrowings at 31 December 2012 were £3,127m, a decrease of £306m since 31 December 2011. Excluding currency translation effects, net debt decreased by £199m, with acquisitions and share repurchases funded from free cash flow and proceeds from divestments. Expressed in US dollars, net borrowings at 31 December 2012 were $5,079m, a decrease of $246m in the year.

Gross borrowings after fair value adjustments at 31 December 2012 amounted to £3,892m (2011: £4,282m). The fair value of related derivative assets was £124m (2011: £123m). Cash balances totalled £641m (2011: £726m). As at 31 December 2012, after taking into account interest rate and currency derivatives, a total of 59% of Reed Elsevier's gross borrowings were at fixed rates with a weighted average remaining life of 5.6 years and interest rate of 6.1%. Taking into account the cash balances and the fair value of derivatives, as at 31 December 2012, 74% of Reed Elsevier's net borrowings were at fixed rates.

The ratio of net debt to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) for the year ended 31 December 2012 was 1.7x (2011: 1.8x), and 2.2x (2011: 2.3x) on a pensions and lease adjusted basis.

Liquidity

During 2012, the second of two one year extension options was exercised on the $2.0bn committed bank facility, extending the maturity to June 2015. This back up facility provides security of funding for short term debt.

In September 2012, €550m of fixed rate term debt with a maturity of eight years was issued at a coupon of 2.5% (before taking into account fixed to floating interest swaps) and the proceeds used to pre-finance the €600m 6.5% coupon term debt maturing in April 2013. In October and November 2012, $561m of fixed rate term debt with a maturity of ten years was issued at a coupon of 3.125%. Related to this transaction, $299m of fixed rate term debt maturing in January 2014 and January 2019, with a weighted average coupon of 8.4%, was exchanged for $311m of the newly issued term debt and cash payments of $75m. The remaining cash proceeds were used to reduce short term commercial paper borrowings ahead of the January 2014 bond maturity.

The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier's ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

TERM DEBT MATURITY PROFILE


$m
935
937
286
650
522
0
729
726
0
604
507
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
>2022

Details on the treasury policies of the combined businesses are on pages 56 and 57 and in note 18 to the combined financial statements.

Invested capital and returns

SUMMARY BALANCE SHEET

AS AT 31 DECEMBER	2012 £m	2011 £m
Goodwill and acquired intangible assets*	**7,173**	7,628
Internally developed intangible assets*	**647**	595
Property, plant and equipment* and investments	**443**	476
Net assets held for sale	**201**	27
Net pension obligations	**(466)**	(242)
Working capital	**(1,139)**	(1,060)
Net capital employed	**6,859**	7,424

* Net of accumulated depreciation and amortisation.

Net capital employed was £6,859m (2011: £7,424m) at 31 December 2012, a decrease of £565m.

The carrying value of goodwill and acquired intangible assets fell by £455m, reflecting divestments completed and in progress, the annual amortisation charge and currency effects, partly offset by acquisitions in 2012. An amount of £229m was capitalised in the year as acquired intangible assets and £165m as goodwill.

Development costs of £261m (2011: £270m) were capitalised within internally developed intangible assets, most notably investment in new products and related infrastructure in the Legal business.

Net pension obligations, i.e. pension obligations less pension assets, at 31 December 2012 increased to £466m (31 December 2011: £242m), including a deficit of £306m (31 December 2011: £87m) in respect of funded schemes, which were on average 93% funded at the end of the year on an IFRS basis. The increased deficit reflects an increase in liabilities following a reduction in discount rates over the year.

Negative working capital increased by £79m, reflecting the impact of divestments completed and in progress and reductions in physical inventory.

Gross capital employed at 31 December 2012 was £11,338m (2011: £11,968m) after adding back accumulated amortisation and impairment of acquired intangible assets and goodwill. The decrease of £630m principally reflects currency effects and the increase in net pension obligations.

The post-tax return on average invested capital in the year was 11.9% (2011: 11.2%). This is based on adjusted operating profits for the year, less tax at the effective rate, and the average of the gross capital employed at the beginning and end of the year, retranslated at the average exchange rates, adjusted to exclude the gross up to goodwill in respect of deferred tax liabilities established on acquisitions in relation to intangible assets. The increase in the return reflects the improved trading performance and capital efficiency.

Elsevier Reed Finance BV

Structure

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and reinsurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Reed Elsevier Properties SA ("REPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Activities

EFSA is the principal treasury centre for the Reed Elsevier combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, Latin America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions, product development and other general requirements and manages cash pools, investments and debt programmes on their behalf.

REPSA actively manages intellectual property assets including trademarks such as *The Lancet* and databases such as *Reaxys* and *PharmaPendium*. In 2012 it continued to strengthen its position as a centre of excellence in the management, development and branding of intellectual property assets. ERSA is responsible for reinsurance activities for Reed Elsevier.

Major developments

In 2012, EFSA was active in arranging the financing and foreign currency contracts for Reed Elsevier Group plc companies related to cross border dividends and acquisitions. EFSA issued €550m of term debt notes in September 2012 the proceeds of which pre-financed EFSA's €600m term debt maturing in April 2013. It negotiated and advised Reed Elsevier Group plc companies on a number of banking and cash management arrangements in Continental Europe and Asia and continued to advise on treasury matters, including interest rate, foreign currency and certain other financial exposures.

The average balance of cash under management by EFSA in 2012, on behalf of Reed Elsevier Group plc and its parent companies, was approximately US$0.5bn (2011: US$0.8bn).

Liabilities and assets

At 31 December 2012, 82% (2011: 91%) of ERF's gross assets were held in US dollars and 17% (2011: 9%) in euros, including US$8.4bn (2011: US$8.6bn) and €0.6bn (2011: €0.6bn) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of US$2.6bn and short term debt of US$0.2bn backed by committed bank facilities. Sources of long term debt include Swiss domestic public bonds, bilateral term loans, private placements and syndicated bank facilities. Short term debt is primarily derived from euro and US commercial paper programmes.

Parent companies

Reed Elsevier PLC	2012 £m	2011 £m	Change	Change at constant currencies
Reported net profit	**552**	389	+42%	
Adjusted net profit	**602**	561	+7%	+7%
Reported earnings per share	**46.0p**	32.4p	+42%	
Adjusted earnings per share	**50.1p**	46.7p	+7%	+8%
Ordinary dividend per share	**23.0p**	21.55p	+7%	
Reed Elsevier NV	**€m**	€m		
Reported net profit	**658**	437	+51%	
Adjusted net profit	**700**	610	+15%	+15%
Reported earnings per share	**€0.90**	€0.59	+53%	
Adjusted earnings per share	**€0.95**	€0.83	+14%	+8%
Ordinary dividend per share	**€0.467**	€0.436	+7%	

The reported earnings per share for Reed Elsevier PLC shareholders was 46.0p (2011: 32.4p) and for Reed Elsevier NV shareholders was €0.90 (2011: €0.59), reflecting the improved trading performance, disposals gains and the exceptional prior year tax credit.

Adjusted earnings per share were up 7% at 50.1p (2011: 46.7p) and 14% at €0.95 (2011: €0.83) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant rates of exchange, the adjusted earnings per share of both companies increased by 8%.

The equalised final dividends proposed by the respective Boards are 17.0p per share for Reed Elsevier PLC and €0.337 per share for Reed Elsevier NV, 7% and 3% higher respectively compared with the prior year final dividends. This gives total dividends for the year of 23.0p (2011: 21.55p) and €0.467 (2011: €0.436), both up 7%. (The difference in growth rates in the equalised final dividends, and in the earlier interim dividends, reflects changes in the euro: sterling exchange rate since the respective prior year dividend announcement dates.)

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.2 times (2011: 2.2x) for Reed Elsevier PLC and 2.0 times (2011: 1.9x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

Between September and December 2012, 23.3m Reed Elsevier PLC shares and 12.7m Reed Elsevier NV shares were repurchased, to mitigate the earnings per share dilution from divestments. As at 31 December 2012, shares in issue for Reed Elsevier PLC and Reed Elsevier NV respectively amounted to 1,186.6m and 682.4m (excluding R shares). A further 8.1m Reed Elsevier PLC shares and 4.7m Reed Elsevier NV shares have been repurchased in January and February 2013.

ADJUSTED EPS GROWTH AT CONSTANT CURRENCIES


-9%
-6%
+6%
+8%
2009
2010
2011
2012

DIVIDENDS


Reed Elsevier PLC
pence
21.55
23.0
2011
2012
Reed Elsevier NV
€
0.436
0.467
2011
2012

Accounting policies

The combined financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standards Board following the accounting policies shown on pages 98 to 103. The most significant accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions, litigation, taxation and property provisioning. Further detail is provided in the accounting policies on pages 101 to 103.

Amendments to IAS19 – Employee Benefits (effective for the 2013 financial year)

With effect from 1 January 2013, IAS19 – Employee Benefits (revised) inter alia changes the methodology to be used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are to be calculated by reference to the discount rate of high quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and no longer based on the expected returns on scheme assets. Typically the effect will be to reduce the asset returns recognised in the income statement. As required under the revised standard, comparatives will be restated accordingly.

Adoption of IAS19 (revised) will have no impact on Reed Elsevier's combined balance sheet or cash flows. The net pension financing credit or charge will, with effect from 1 January 2013, be presented within net finance costs in Reed Elsevier's combined income statement, rather than within operating profit as currently reported. Given that the revised standard may introduce greater volatility to the income statement, following adoption on 1 January 2013 the net pension financing credit or charge will be excluded from the adjusted earnings figures used by Reed Elsevier as additional performance measures.

Had IAS19 (revised) and related presentation been in effect for the 2012 financial year, operating profit for the year to 31 December 2012 would have been £25m lower (2011: £34m) and net finance costs would have been higher by £11m (2011: £9m). On an adjusted basis, profit before tax would have been £25m lower (2011: £34m). The balance sheet and cash flows would have been unchanged.

Treasury policies

The Boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies. Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Boards of the parent companies agree overall policy guidelines for managing each of these risks and the Boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in line with parent company guidelines) for their respective business and treasury centres. A summary of these policies is given below.

Capital and liquidity management

The capital structure is managed to support Reed Elsevier's objective of maximising long term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into cash) and credit metrics to reflect this aim and that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to EBITDA and EBITDA to net interest, all on a pensions and lease adjusted basis, and these metrics are monitored and reported to senior management and board representatives on a quarterly basis. Cash flow conversion of 90% or higher is consistent with the rating target. The cash flow conversion in 2012 was 94% (2011: 93%) and for the year ended 31 December 2012 net debt to EBITDA was 2.2x (2011: 2.3x) on a pensions and lease adjusted basis.

Reed Elsevier's use of cash over the longer term reflects these objectives through a progressive dividend policy, selective acquisitions and, from time to time when conditions suggest, share repurchases whilst retaining the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support Reed Elsevier's strategic ambition in evolving publishing and information markets.

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend. Reed Elsevier maintains a range of borrowing facilities and debt programmes from a variety of sources to fund its requirements at short notice and at competitive rates. The significance of Reed Elsevier Group plc's US operations means that the majority of debt is denominated in US dollars. Policy requires that no more than US$1.5bn of term debt issues should mature in any 12-month period and no more than US$3.0bn in any 36-month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt and free cash flow. From time to time, Reed Elsevier may redeem term debt early or repurchase outstanding debt in the open market depending on market conditions.

There were no changes to Reed Elsevier's long term approach to capital and liquidity management during the year.

Interest rate exposure management

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

After taking into account interest rate and currency derivatives, at 31 December 2012 interest expense was fixed on an average of £2.2bn of forecast debt for the next 12 months. This fixed rate debt reduces to £1.7bn by the end of 2014 and reduces further thereafter with all but £0.7bn of fixed rate term debt (not swapped to floating rate) having matured by the end of 2019.

At 31 December 2012, fixed rate term debt (not swapped to floating rate) amounted to £2.1bn (2011: £2.4bn) and had a weighted average life remaining of 6.2 years (2011: 5.7 years) and a weighted average interest rate of 6.4% (2011: 6.5%). Interest rate derivatives in place at 31 December 2012, which fix the interest cost on an additional £0.2bn (2011: £0.6bn) of variable rate debt, have a weighted average maturity of 0.3 years (2011: 0.8 years) and a weighted average interest rate of 3.6% (2011: 3.2%).

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars. Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 24 months (50 months for the Scientific, Technical & Medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts.

As at 31 December 2012, the amount of outstanding foreign exchange cover against future transactions was £1.2bn (2011: £1.3bn).

Credit risk

Reed Elsevier has a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, it has a credit risk from the potential non performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are controlled by monitoring the credit quality of counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor's, Moody's and Fitch. At 31 December 2012, cash and cash equivalents totalled £641m, of which 98% was held with banks rated A/A2 or better.

Duncan Palmer
Chief Financial Officer

Principal risks

Reed Elsevier has established risk management practices that are embedded into the operations of the businesses, based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The principal risks facing Reed Elsevier, which have been considered by the Audit Committees and Boards, are described below. It is not possible to identify every risk that could affect our businesses, and the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance. Our risk management and internal control processes are described in the Structure and Corporate Governance section. A description of the business and a discussion of factors affecting performance is set out in the Chief Executive Officer's report and Business Review. Financial risks are discussed in the Chief Financial Officer's report and in note 18 to the combined financial statements. Our approach to managing environmental and other non financial risks is set out in the Business Review and the separate Corporate Responsibility Report. Important specific risks identified include:

EXTERNAL RISKS

Risk	Description and impact	Mitigation
Economy and market conditions	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and government funding.	Our businesses are focused on professional markets which have generally been more resilient in periods of economic downturn. We deliver information solutions, many on a subscription basis, which are important to our customers' effectiveness and efficiency. We have extended our position in high growth markets through organic new launches supported by selective small acquisitions. We are disposing of businesses that no longer fit our strategy at an accelerated pace.
Intellectual property rights	Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.	We actively engage in developing and promoting the legal protection of intellectual property rights. In our businesses, subscription contracts with customers contain provisions as to the use of proprietary content. We are also vigilant as to the use of our content and, as appropriate, take legal action to challenge illegal distribution sources.
Data resources	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services if we were unable to arrange for substitute sources in a timely manner or at all.	We seek as far as possible to have proprietary content. Where content is supplied to us by third parties, we seek to have contracts which provide mutual commercial benefit. We also maintain an active dialogue with regulatory authorities on privacy and other data related issues, and promote, with others, the responsible use of data.
Paid subscriptions	Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are published on a paid subscription basis. There is debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.	We engage extensively with stakeholders in the STM community to better understand their needs and deliver value to them. We are open to serving the STM community under any payment model that can sustainably provide researchers with the critical information tools that they need. We focus on the integrity and quality of research through the editorial and peer review process; we invest in efficient editorial and distribution platforms and in innovation in platforms and tools to make content and data more accessible and actionable; and we ensure vigilance on plagiarism and the long term preservation of research findings.

STRATEGIC RISKS

Risk	Description and impact	Mitigation
Customer acceptance of products	Reed Elsevier's businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.	We are focused on the needs and economics of our customers and seek to provide content and innovative solutions that help them achieve better outcomes and enhance productivity.
Competition	Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.	To remain competitive we continuously invest significant resources in our products and services, and the infrastructure to support them. We gain insights into our markets, evolving customers' needs and opportunities, the potential application of new technologies and business models, and the actions of competitors, and these insights inform our market strategies and operational priorities.
Acquisitions	From time to time we acquire businesses to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.	Our acquisitions are made within the framework of our overall strategy, which emphasises organic development. We have a well formulated process for reviewing and executing acquisitions and for managing the post acquisition integration. This process is underpinned with clear strategic, financial and ethical acquisition criteria. We closely monitor the performance of acquisitions.

OPERATIONAL RISKS

Risk	Description and impact	Mitigation
Technology failure	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. They could be adversely affected if our electronic delivery platforms and networks experience a significant failure, interruption, or security breach.	We have established procedures for the protection of our technology assets. These include the development of business continuity plans, including IT disaster recovery plans and back-up delivery systems, to reduce business disruption in the event of a major technology failure.
Data security	Our businesses maintain databases and information online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss or litigation and increased regulation.	We have established data privacy and security programmes. We test and re-evaluate our procedures and controls with the aim of ensuring that personal data is protected and that we comply with relevant legislation, regulatory and contractual requirements.
Supply chain dependencies	Our organisational and operational structures have increased dependency on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.	We select our vendors with care and establish contractual service levels that we closely monitor, including through key performance indicators and targeted supplier audits. We have developed business continuity plans to reduce disruption in the event of a major failure by a vendor.
Talent	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. Inability to recruit, motivate or retain such people could adversely affect our business performance.	We have well established management development and talent review programmes. We monitor capability needs and remuneration schemes are tailored to attract and motivate the best talent available at an appropriate level of cost. We actively seek feedback from employees, which feeds into plans to enhance employee engagement and motivation.

FINANCIAL RISKS

Risk	Description and impact	Mitigation
Pensions	We operate a number of pension schemes around the world. Historically, the largest schemes have been of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with those defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to inter alia asset values, discount rates or inflation could increase future pension costs and funding requirements.	We have professional management of our pension schemes and we focus on maintaining appropriate asset allocation and plan designs. We review our funding requirements on a regular basis with the assistance ofindependent actuaries and ensure that the funding plans are sufficient to meet future liabilities.
Tax	Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently which could adversely affect our reported results.	We have clear and consistent tax policies and tax matters are dealt with by a professional tax function, supported by external tax advisors. We maintain an open dialogue with the relevant tax authorities and are vigilant in ensuring that we comply with tax legislation.
Treasury	The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. Macro economic, political and market conditions may also adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.	Reed Elsevier's approach to funding and management of interest rate and foreign currency exposures is described on pages 56 and 57. The approach to the management of financial risks is described in note 18 to the combined financial statements.

REPUTATIONAL RISKS

Risk	Description and impact	Mitigation
Ethics	As a world leading provider of professional information solutions to the scientific, technical & medical, risk solutions & business information, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.	The Reed Elsevier Code of Ethics and Business Conduct is provided to every employee and is supported by training. It encompasses such topics as fair competition, anti-bribery and human rights and encourages open and principled behaviour. We also have well established processes for reporting and investigating unethical conduct. Our major suppliers are required to adopt our Supplier Code of Conduct.
Environmental	Reed Elsevier and its businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.	We are committed to reducing these environmental impacts by limiting resource use and by efficiently employing sustainable materials and technologies. We require our major suppliers and contractors to meet the same objectives. We seek to ensure that Reed Elsevier's businesses are compliant with all relevant environmental regulation.

Governance

In this section

Board Directors

Executive Directors



Erik Engstrom (49)
Chief Executive Officer

Appointed: Chief Executive Officer since 2009. Joined Reed Elsevier as Chief Executive Officer of Elsevier in 2004.
Nationality: Swedish
Past appointments: Prior to joining Reed Elsevier was a partner at General Atlantic Partners. Before that was President and Chief Operating Officer of Random House Inc and, before its merger with Random House, President and Chief Executive Officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB and Svenska Cellulosa Aktiebolaget SCA.
Education: Holds a BSc from Stockholm School of Economics, an MSc from the Royal Institute of Technology in Stockholm, and gained an MBA from Harvard Business School as a Fulbright Scholar.



Duncan Palmer (47)
Chief Financial Officer

Appointed: 2012
Nationality: British and American
Other appointments: Non-executive director of Oshkosh Corporation.
Past appointments: Prior to joining Reed Elsevier was Chief Financial Officer and Senior Vice President of Owens Corning Inc. from 2007 having previously held various senior finance positions within Royal Dutch Shell for 20 years in the UK, the Netherlands and the US.
Education: Holds an MA in Mathematics from Cambridge University and an MBA from Stanford University, and is a UK-qualified Chartered Management Accountant.

Non-Executive Directors



Anthony Habgood (66) R N C
Chairman

Appointed: 2009
Nationality: British
Other appointments: Chairman of Whitbread plc and of Preqin Holding Limited.
Past appointments: Chairman of Bunzl plc and of Mölnlycke Health Care Limited and served as Chief Executive of Bunzl plc, Chief Executive of Tootal Group plc and a director of The Boston Consulting Group Inc. Formerly non-executive director of Geest plc, Marks and Spencer plc, National Westminster Bank plc, Powergen plc, and SVG Capital plc.
Education: Holds an MA in Economics from Cambridge University and an MS in Industrial Administration from Carnegie Mellon University. He is a visiting Fellow at Oxford University.



Mark Elliott (63) R N C
Chairman of the Remuneration Committee

Appointed: 2003
Nationality: American
Other appointments: Chairman of QinetiQ Group plc and a non-executive director of G4S plc.
Past appointments: Until his retirement in 2008, was general manager of IBM Global Solutions, having held a number of positions with IBM, including managing director of IBM Europe, Middle East and Africa.



Robert Polet (57) R C
Non-Executive Director

Appointed: 2007
Nationality: Dutch
Other appointments: Chairman of Safilo Group S.p.A. and a non-executive director of Philip Morris International Inc, William Grant & Sons Limited and Crown Topco Limited, parent company of Vertu. Member of the supervisory board of Nyenrode Foundation.
Past appointments: President and Chief Executive Officer of Gucci Group from 2004 to 2011, having previously spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world, including president of Unilever's Worldwide Ice Cream and Frozen Foods division. Formerly a non-executive director of Wilderness Holdings Limited from 2010 to 2012.



Sir David Reid (66) A R N C
Senior Independent Director

Appointed: 2003
Nationality: British
Other appointments: Chairman of Intertek Group plc and a member of the Senior Advisory Board of Jeffries, the global investment banking firm.
Past appointments: Chairman of Tesco PLC from 2004 to 2011, having previously been Executive Deputy Chairman until December 2003, and Finance Director from 1985 to 1997. Formerly Chairman of Kwik-Fit and a non-executive director of De Vere PLC, Legal & General Group plc and Westbury PLC.



Adrian Hennah (55) A C
Non-Executive Director

Appointed: April 2011
Nationality: British
Other appointments: Chief Financial Officer of Reckitt Benckiser Group plc
Past appointments: Chief Financial Officer of Smith & Nephew plc from 2006 to 2012. Before that was Chief Financial Officer of Invensys plc, having previously held various senior finance and management positions with GlaxoSmithKline for 18 years.



Lisa Hook (54) R N C
Non-Executive Director

Appointed: 2006
Nationality: American
Other appointments: President and Chief Executive Officer of Neustar Inc and a director of The Ocean Foundation.
Past appointments: President and Chief Executive Officer at Sun Rocket Inc. Before that was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously Chief Operating Officer of Time Warner Telecommunications and has served as senior advisor to the Federal Communications Commission Chairman and a senior counsel to Viacom Cable.



Marike van Lier Lels (53) C
Member of the Supervisory Board of Reed Elsevier NV

Appointed: 2010
Nationality: Dutch
Other appointments: Member of the supervisory boards of KPN NV, USG People NV and TKH Group NV. A member of various Dutch governmental advisory boards.
Past appointments: Member of the Supervisory Board of Maersk BV until March 2012. Executive Vice President and Chief Operating Officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the executive board of Deutsche Post Euro Express and held various senior positions with Nedlloyd.



Linda Sanford (60) A C
Non-Executive Director

Appointed: 2012
Nationality: American
Other appointments: Senior Vice President, Enterprise Transformation, IBM Corporation and non-executive director of ITT Corporation until May 2013. Serves on the board of directors of The Business Council of New York State and the Partnership for New York City. Also serves on the board of trustees of the State University of New York, St John's University, and Rensselaer Polytechnic Institute.



Ben van der Veer (61) A N C
Chairman of the Audit Committees

Appointed: 2009
Nationality: Dutch
Other appointments: Member of the supervisory boards of AEGON NV, TomTom NV, Siemens Nederland NV and Koninklijke FrieslandCampina NV.
Past appointments: Chairman of the executive board of KPMG in the Netherlands and a member of the management committee of the KPMG International board until his retirement in 2008, having joined KPMG in 1976.

Board Committee Membership

- A Audit Committees: Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV
- R Remuneration Committee: Reed Elsevier Group plc
- N Nominations Committee: joint Reed Elsevier PLC and Reed Elsevier NV
- C Corporate Governance Committee: joint Reed Elsevier PLC and Reed Elsevier NV

Both of the Executive Directors are directors of Reed Elsevier Group plc and Reed Elsevier PLC and members of the Executive Board of Reed Elsevier NV.

Marike van Lier Lels is a member of the Supervisory Board of Reed Elsevier NV. All of the other Non-Executive Directors are directors of Reed Elsevier Group plc and Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV.

Executive Leadership Team

Senior Business Executives



Mark Kelsey
CEO LexisNexis Risk Solutions
CEO Reed Business Information

Mike Rusbridge
CEO Reed Exhibitions

Mike Walsh
CEO LexisNexis Legal & Professional

Ron Mobed
CEO Elsevier

Corporate Executives



Henry Udow
Chief Legal Officer & Company Secretary

Youngsuk "YS" Chi
Director of Corporate Affairs

Kumsal Bayazit
Chief Strategy Officer

Ian Fraser
Global Human Resources Director

Chairman's introduction to corporate governance

"Effective corporate governance is fundamental to the long-term sustainability and success of Reed Elsevier's operations."

The Boards of Reed Elsevier Group plc and Reed Elsevier PLC, and the Combined Board of Reed Elsevier NV (the Boards) are committed to high standards of corporate governance and have put in place procedures which provide accountability, transparency, probity and a focus on the sustainable success of Reed Elsevier over the longer term.

This report is intended to provide shareholders with a clear view of Reed Elsevier's corporate governance arrangements and how Reed Elsevier complied with the applicable corporate governance codes of best practice during the year. Statements with regard to compliance with corporate governance codes and in particular the UK Corporate Governance Code 2010 are set out on page 66.

During the year, the Financial Reporting Council published a revised UK Corporate Governance Code which will apply to Reed Elsevier from 1 January 2013. We expect to adopt the revised Code in full during 2013.

The Boards

2012 was an important year for the evolution of the Reed Elsevier Boards. As well as recruiting a new Chief Financial Officer, we confirmed our plans to continue the progressive refreshing of the Boards with further appointments of Non-Executive Directors. Additionally, we continued progress on Board diversity, monitoring our position against the goals that we announced in 2011.

Board succession

Following a rigorous search process, Duncan Palmer joined Reed Elsevier in August and succeeded Mark Armour as Chief Financial Officer in November. Duncan Palmer joined Reed Elsevier from Owens Corning where he was chief financial officer and senior vice president from 2007 having previously held various senior finance positions within Royal Dutch Shell for 20 years in the UK, the Netherlands and the US.

In March 2012, we confirmed our plans to continue the progressive refreshing of the Boards since Mark Elliott and Sir David Reid will retire after ten years' service following the conclusion of the Annual General Meetings in April 2013. Following a search process using an external consultant, Linda Sanford joined the Boards in December 2012. She has over 35 years' experience as a global executive with IBM, particularly in leveraging technology to achieve business transformation. In February 2013, we announced that Wolfhart Hauser will join the Boards subject to shareholder approval at our Annual General Meetings in April. He has more than 30 years' service in executive and non-executive positions in international technology and services businesses and a background in science and medicine.

Diversity

Reed Elsevier recognises the need for, and desirability of, diversity on its Boards. Diversity in the profile of board members provides the necessary range of perspectives. In 2011, we announced aspirational goals regarding the percentage of women we aim to have on the Boards by 2013. I am pleased to report that we have made good progress and that following the Annual General Meetings in April 2013, we expect to have met our aspirational goals. Further details are set out in the Nominations Committee Report on page 73. Information about Reed Elsevier's approach to diversity and inclusion in its workforce can be found in the Corporate Responsibility report on page 44.

Taking into account the recent changes to the composition of the Boards and the outcome of this year's Board evaluation process (details of which are set out on page 67), I believe that the Boards and their committees have an appropriate balance of skills, experience, independence, knowledge and diversity to ensure that they can discharge their duties effectively and the corporate governance in place is appropriate to support the continued growth and success of Reed Elsevier.

Anthony Habgood
Chairman
27 February 2013

Areas of significant skills and expertise of the Non-Executive Directors on the Boards	Percentage of the Non-Executive Directors
Executive board experience in a large international listed company	56
Knowledge of corporate governance issues for listed companies	100
Operational experience in Reed Elsevier's product markets	44
Operational experience in Reed Elsevier's main geographical markets	89
Marketing, customer relations	89
Operational experience with telecommunication/computer technology, electronic publishing	67
Management of human resources, selection and remuneration of executives	100
Corporate social responsibility	100
Legal matters	78
Banking, tax and corporate finance	44
Financial and organisational audit	67
Corporate strategy and organisation	100

Structure and corporate governance

Corporate structure


REED ELSEVIER PLC
REED ELSEVIER NV
REED ELSEVIER GROUP PLC
Publishing and Information Businesses
ELSEVIER REED FINANCE BV
Financing Activities

Reed Elsevier was created in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their respective businesses to two jointly owned companies, Reed Elsevier Group plc, a UK-registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch-registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly-held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York. Following the merger of their respective businesses, Reed Elsevier PLC and Reed Elsevier NV entered into a Governing Agreement to regulate their relationship, including the economic interests of the parties and the composition of their Boards and those of Reed Elsevier Group plc and of Elsevier Reed Finance BV.

Equalisation arrangements

Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds a 5.8% indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in the Reed Elsevier combined businesses, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in the Reed Elsevier combined businesses. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The Boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit) based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights. The exchange rate used for each dividend calculation is the spot euro/sterling exchange rate, averaged over a period of five consecutive business days commencing on the tenth business day before the announcement of the proposed dividend.

Corporate governance

Compliance with codes of best practice

The Boards of Reed Elsevier PLC and Reed Elsevier NV have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom, the Netherlands and the United States. The effect of this is that a standard applying to one will, where not in conflict, also be observed by the other.

The Boards of Reed Elsevier PLC and Reed Elsevier NV (which comprises an Executive Board and a Supervisory Board, together the Combined Board) support the principles and provisions of corporate governance contained in the UK Corporate Governance Code issued by the Financial Reporting Council (FRC) in May 2010 (the UK Code) and those contained in the Dutch Corporate Governance Code issued in December 2008 (the Dutch Code). The FRC published a revised UK Corporate Governance Code in September 2012 (2012 Code) which applies to accounting periods, beginning on or after 1 October 2012. The Board expects to comply in full with the 2012 Code during 2013.

This report and the compliance statement set out below are made in relation to the UK Code. The principles and provisions set out in the UK Code and the Dutch Code have applied throughout the financial year ended 31 December 2012. Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, has complied throughout the year with the UK Code. Reed Elsevier NV, which has its primary listing on the NYSE Euronext Amsterdam Stock Exchange, has also complied throughout the year with the UK Code, and subject to limited exceptions, as explained in the Reed Elsevier NV Report of the Supervisory Board and the Executive Board on pages 172 to 175, has applied the best practice provisions of the Dutch Code. The ways in which Reed Elsevier PLC and Reed Elsevier NV have applied the main principles of the UK Code are described below. For further information on the application of the Dutch Code by Reed Elsevier NV, see the Corporate Governance Statement of Reed Elsevier NV published on the Reed Elsevier website, www.reedelsevier.com.

Business model

As required by Provision C.1.2 of the UK Code, pages 4 to 37 describe the business and the progress made in 2012 against Reed Elsevier's long-term business priorities, aimed at delivering better outcomes for our customers and creating value for Reed Elsevier and shareholders.

Relations with shareholders

Reed Elsevier PLC and Reed Elsevier NV participate in regular dialogue with institutional shareholders. Presentations on the Reed Elsevier combined businesses are made by the Chairman, Chief Executive Officer and Chief Financial Officer following the announcement of the interim and full-year results and these are simultaneously webcast. A conference call with investors was also held following the third quarter Interim Management Statement. In addition, two investor seminars focusing on Reed Exhibitions, Reed Business Information and LexisNexis Legal & Professional were held during the year. These seminars which described the market background, business activities and growth plans for the businesses were also webcast on the Reed Elsevier website. The Chief Executive Officer, the Chief Financial Officer and the investor relations team meet institutional shareholders on a regular basis and the Chairman also makes himself available to major institutions as appropriate. A trading update is provided ahead of the Annual General Meetings of the two companies and towards the end of the financial year through Interim Management Statements. The interim and annual results announcements and presentations, together with the Interim Management Statements, investor seminar presentations, other important announcements and corporate governance documents concerning Reed Elsevier, are published on the Reed Elsevier website, www.reedelsevier.com. In accordance with the provisions of the Dutch Code, Reed Elsevier NV has adopted a bilateral shareholder contact policy, which is also published on the Reed Elsevier website. The Boards of Reed Elsevier PLC and Reed Elsevier NV commission periodic reports on the attitudes and views of the companies' institutional shareholders and the results are presented to the respective Boards.

Both Reed Elsevier PLC and Reed Elsevier NV offer electronic voting facilities in relation to proxy voting at shareholder meetings. The Annual General Meetings provide an opportunity for the Boards to communicate with individual shareholders. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the chairmen of the Board Committees, other Directors and a representative of the external auditors are available to answer questions from shareholders.

Board induction and information

Following appointment and as required, Directors receive training appropriate to their level of experience and knowledge. This includes the provision of a tailored induction programme so as to provide newly appointed Directors with information about the Reed Elsevier businesses and other relevant information to assist them in performing their duties. Non-Executive Directors are encouraged to visit the Reed Elsevier businesses to meet management and senior staff.

All Directors have full and timely access to the information required to discharge their responsibilities fully and efficiently. They have access to the services of the respective company secretaries, other members of Reed Elsevier's management and staff, and external advisors. Directors may take independent professional advice in the furtherance of their duties, at the relevant company's expense.

In addition to scheduled board and board committee meetings held during the year, the Directors attend other meetings and site visits. Where a Director is unable to attend a board or board committee meeting he or she is provided with all relevant papers and information relating to that meeting and is able to discuss issues arising with the respective chairman and other board and committee members.

Board evaluation

During the year, the Corporate Governance Committee, supported by the company secretaries, assessed the performance of individual Directors, and led by the Senior Independent Director, also assessed the performance of the Chairman. Using questionnaires completed by all of the Directors, the Committee reviewed the functioning and constitution of the Boards and their committees, including the balance of skills, experience, independence, knowledge of Reed Elsevier, and diversity, including gender. The Chairman conducted interviews with each member of the Boards to discuss individually board effectiveness. The results were subsequently considered in a meeting of the Boards. The Chairman of the Boards was not present during a discussion by the Non-Executive Directors as it related to him. Based on these assessments, and the board effectiveness review, the Committee believes that the performance of each Director continues to be effective and that they demonstrate commitment to their respective roles. The Committee also believes that the Boards function effectively and collaboratively and with an appropriate level of engagement with management and that the diverse membership provides a broad range of skills and perspectives. In seeking to further its effectiveness, the Boards will work to ensure an appropriate level of review of risk-related matters alongside strategic, financial and operational issues in line with the recommendations of the review.

The Boards

The Board of Reed Elsevier PLC, the Combined Board of Reed Elsevier NV and the Board of Reed Elsevier Group plc are harmonised. All of the Directors of Reed Elsevier Group plc are also Directors of Reed Elsevier PLC and are members of either the Executive Board or the Supervisory Board of Reed Elsevier NV. Reed Elsevier NV may nominate for appointment to the Supervisory Board up to two Directors who are not appointed to the Boards of either Reed Elsevier PLC or Reed Elsevier Group plc. Currently, one such Director, Marike van Lier Lels, has been appointed to the Supervisory Board. The names, nationalities and biographical details of each Director at the date of this report appear on pages 62 and 63.

In view of recent legislation to formalise the one-tier board model in the Netherlands Civil Code that was enacted with effect from 1 January 2013, the Combined Board of Reed Elsevier NV has resolved to take the necessary steps to establish a one-tier board governance structure. For this purpose, the articles of association of Reed Elsevier NV will require to be amended and therefore a proposal for the one-tier governance structure will be put to the Annual General Meeting of Reed Elsevier NV in April 2013.

There is a schedule of matters reserved to the Boards and approved delegated authorities to the Chief Executive Officer and other senior executives. There is a clear separation of the roles of the Chairman and the Chief Executive Officer which are set out in writing.

The Boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the Boards. The Boards review the independence of the Non-Executive Directors every year, based on the criteria for independence set out in the UK Code. The UK Code does not consider the Chairman to be independent due to the unique role the Chairman has in corporate governance. Notwithstanding this, the Chairman, Anthony Habgood, met the independence criteria contained in the UK Code when he was appointed Chairman in 2009. The Boards consider all Non-Executive Directors (other than the Chairman) to be independent of management and free from any business or other relationship which could materially interfere with their ability to exercise independent judgement.

Notwithstanding that Mark Elliott and Sir David Reid have served on the Boards for more than nine years, the Boards have determined that they remain independent in character and judgement and neither has formed associations with Reed Elsevier that might compromise their ability to exercise independent judgement.

The Boards of Reed Elsevier PLC and of Reed Elsevier NV have appointed Sir David Reid to act as Senior Independent Director, who is available to meet with institutional shareholders and assist in resolving concerns in cases where alternative channels are deemed inappropriate. The Senior Independent Director also leads the annual assessment of the performance of the Chairman of Reed Elsevier PLC/Chairman of the Supervisory Board of Reed Elsevier NV. A profile, which identifies the skills and experience of the Non-Executive Directors of Reed Elsevier PLC and the members of the Supervisory Board of Reed Elsevier NV, is set outon page 65 and is available on the Reed Elsevier website, www.reedelsevier.com.

Reed Elsevier PLC and Reed Elsevier NV shareholders maintain their rights to appoint individuals to the respective Boards in accordance with the provisions of the Articles of Association of these companies. Subject to this, no individual may be appointed to the Boards of Reed Elsevier PLC, Reed Elsevier NV (either of the Executive Board or the Supervisory Board) or Reed Elsevier Group plc unless recommended by the joint Nominations Committee. Members of the Committee abstain when their own re-appointment is being considered.

As a general rule, letters of appointment in respect of Non-Executive Directors of Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV provide that individuals will serve for an initial term of three years, and are typically expected to serve two three-year terms, although the Boards may invite an individual to serve for an additional period of three years.

The respective Articles of Association of Reed Elsevier PLC and Reed Elsevier NV provide that all Directors should be subject to retirement at least every three years and are then able to make themselves available for re-election by shareholders at subsequent Annual General Meetings. Notwithstanding the provisions of the Articles of Association, the Boards comply with the recommendations contained in the UK Code, and all Directors seek re-election by shareholders annually.

Board changes

Changes during the year in the composition of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are set out in the table on page 69.

Mark Armour stepped down as Chief Financial Officer in November 2012 and retired from the Reed Elsevier Boards in December 2012. The Nominations Committee retained an external search consultancy to conduct a rigorous search process in conjunction with the Boards to identify a suitable candidate to succeed Mr Armour. Following the conclusion of the search process and on the recommendation of the Nominations Committee, the Boards selected Duncan Palmer who joined Reed Elsevier in August 2012 and was appointed Chief Financial Officer in November 2012. Mr Palmer's biography is set out on page 62.

The Nominations Committee also engaged external search consultancies to assist in the search for suitable Non-Executive Directors. Following the search process, David Brennan and Linda Sanford were identified as having the appropriate skills and experience required by the Boards, and the Nominations Committee recommended their appointment. As previously announced, David Brennan's appointment was to have been effective as of November 2012; however, this has been postponed indefinitely for personal reasons at his request and by agreement with the Boards. In December 2012, Linda Sanford was appointed to the Boards, the audit committees and corporate governance committee. Ms Sanford's biography is set out on page 63.

Following the postponement of David Brennan's appointment, the Nominations Committee continued the search and recommended to the Boards, in February 2013, that Dr Wolfhart Hauser be proposed for election as a member of the Supervisory Board of Reed Elsevier NV and a Non-Executive Director of Reed Elsevier PLC at the respective Annual General Meetings in April 2013. Dr Hauser has been the chief executive officer of Intertek Group plc since 2005, after serving as a non-executive director since 2002. He was also a non-executive director of Logica plc from 2007 to 2012. Dr Hauser is a German citizen with a strong background in medicine, science and technology based businesses. Subject to his election at the Annual General Meetings, he will also be appointed as a Non-Executive Director of Reed Elsevier Group plc.

Mark Elliott and Sir David Reid will retire from the Boards of Reed Elsevier NV and Reed Elsevier PLC following the conclusion of the Annual General Meetings in April 2013 after ten years' service and will not seek re-election.

In accordance with the Articles of Association of Reed Elsevier PLC, Directors are subject to election by shareholders at the first Annual General Meeting following their appointment by the Board. All other Directors are subject to re-election annually in accordance with the UK Code. Accordingly, Duncan Palmer and Linda Sanford will stand for election at the Reed Elsevier PLC Annual General Meeting in April 2013. All other eligible Directors will stand for re-election.

All eligible Directors of the Combined Board of Reed Elsevier NV (including Duncan Palmer and Linda Sanford, whose appointments were approved by shareholders at an Extraordinary General Meeting in November 2012) will stand for re-election at the Reed Elsevier NV Annual General Meeting in April 2013.

Based on assessments made by the Corporate Governance Committee of the qualifications, performance and effectiveness of each individual Director seeking re-election, the Boards have accepted a recommendation from the Nominations Committee that each of these Directors be proposed for re-election at the Annual General Meeting of the respective company.

Board attendance

Members	Date of appointment/ (cessation) during the year	Reed Elsevier PLC: Number of meetings held whilst a director	Reed Elsevier PLC: Number of meetings attended	Reed Elsevier NV: Number of meetings held whilst a director	Reed Elsevier NV: Number of meetings attended	Reed Elsevier Group plc: Number of meetings held whilst a director	Reed Elsevier Group plc: Number of meetings attended
Mark Armour	(December 2012)	7	6	7	6	7	6
Mark Elliott		7	6	7	6	7	6
Erik Engstrom		7	7	7	7	7	7
Anthony Habgood		7	7	7	7	7	7
Adrian Hennah		7	6	7	6	7	6
Lisa Hook		7	7	7	7	7	7
Marike van Lier Lels		n/a	n/a	7	7	n/a	n/a
Duncan Palmer*		3	3	2	2	3	3
Robert Polet		7	7	7	7	7	7
Sir David Reid		7	4	7	4	7	4
Linda Sanford	December 2012	1	1	1	1	1	1
Ben van der Veer		7	7	7	7	7	7

*Duncan Palmer was appointed to the Boards of Reed Elsevier PLC and Reed Elsevier Group plc on 25 September 2012 and to the Executive Board of Reed Elsevier NV on 6 November 2012.

Elsevier Reed Finance BV has a two-tier board structure comprising a supervisory board and a management board. The supervisory board consists of Rudolf van den Brink (Chairman), Duncan Palmer, Ben van der Veer and Marike van Lier Lels, with the management board consisting of Alberto Romaneschi, Gerben de Jong and Jans van der Woude. Jacques Billy retired from the management board in May 2012 and Mark Armour retired from the supervisory board in November 2012. Alberto Romaneschi was appointed to the management board with effect from October 2012 and Duncan Palmer was appointed to the supervisory board in November 2012. Appointments to the supervisory board and the management board are made by Elsevier Reed Finance BV's shareholders, in accordance with the company's articles of association.

Members	Date of appointment/ (cessation) during the year	Number of meetings held whilst a director	Number of meetings attended
Mark Armour	(November 2012)	3	3
Jacques Billy	(May 2012)	1	0
Rudolf van den Brink		4	4
Gerben de Jong		4	4
Marike van Lier Lels		4	4
Duncan Palmer	November 2012	1	1
Alberto Romaneschi	October 2012	2	2
Ben van der Veer		4	3
Jans van der Woude		4	4

Board committees

In accordance with the principles of good corporate governance, the following committees have been established by the respective Boards. All of the committees have written terms of reference, which are published on the Reed Elsevier website, www.reedelsevier.com. Membership of each committee and attendance during the year are set out below.

Audit Committees

The Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have established Audit Committees. The Committees comprise only independent Non-Executive Directors. The Committees are chaired by Ben van der Veer. A report of the Audit Committees, setting out their role and main activities during the year, appears on pages 91 and 92.

Members	Date of appointment/ (cessation) during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Ben van der Veer (Committee Chairman)		5	5
Lisa Hook	(May 2012)	2	2
Sir David Reid		5	5
Linda Sanford*	December 2012	–	–
Adrian Hennah		5	4

* Linda Sanford was appointed to the Committees after the meetings held in December 2012.

The functions of an audit committee in respect of the financing activities are carried out by the supervisory board of Elsevier Reed Finance BV.

Remuneration Committee

The Board of Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for considering the remuneration of the Executive Directors and the Chairman. The Committee comprises only Non-Executive Directors and is chaired by Mark Elliott. A Directors' Remuneration Report, which has been approved by the Boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, appears on pages 74 to 90. This report also serves as disclosure of the Directors' remuneration policy, and the remuneration of the Directors and their interests in the shares of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Members	Date of appointment/ (cessation) during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Mark Elliott (Committee Chairman)		5	5
Anthony Habgood		5	5
Lisa Hook	May 2012	3	3
Robert Polet		5	5
Sir David Reid		5	5

Nominations Committee

The Boards of Reed Elsevier PLC and Reed Elsevier NV have established a joint Nominations Committee. The Committee comprises only Non-Executive Directors, and is chaired by Anthony Habgood. A report of the Nominations Committee, setting out its role and main activities during the year, appears on page 73.

Members	Number of meetings held whilst a Committee member	Number of meetings attended
Anthony Habgood (Committee Chairman)	5	5
Mark Elliott	5	5
Lisa Hook	5	5
Sir David Reid	5	4
Ben van der Veer	5	5

Corporate Governance Committee

The Boards of Reed Elsevier PLC and Reed Elsevier NV have established a joint Corporate Governance Committee, which is responsible for reviewing ongoing developments and best practice in corporate governance. The Committee is also responsible for assessing the performance of the Directors and recommending the structure and operation of the various committees of the Boards and the qualifications and criteria for membership of each committee, including the independence of members of the Boards. The Committee comprises only Non-Executive Directors, and is chaired by Anthony Habgood.

Members	Date of appointment/ (cessation) during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Anthony Habgood (Committee Chairman)		7	7
Mark Elliott		7	6
Adrian Hennah		7	6
Lisa Hook		7	7
Marike van Lier Lels		7	6
Robert Polet		7	7
Sir David Reid		7	4
Linda Sanford	December 2012	1	1
Ben van der Veer		7	7

Internal control

Parent companies

The Boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The Boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the Boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the Boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the Boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies

The Board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the Boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their systems of internal control.

The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have each implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. These processes have been in place throughout the year ended 31 December 2012 and up to the date of the approvals of the Annual Reports and Financial Statements 2012.

Reed Elsevier Group plc

Reed Elsevier Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The Board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The Code also outlines confidential procedures enabling employees to report any concerns about compliance, or about Reed Elsevier's financial reporting practice. The Code is published on the Reed Elsevier website, www.reedelsevier.com.

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the levels of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The principal risks facing Reed Elsevier are set out on pages 58 to 60.

The major risks facing the Reed Elsevier Group plc businesses are considered by the Board. Reed Elsevier's Chief Risk Officer is responsible for providing regular reports to the Board and Audit Committee. Working closely with business management and with the central functions, the role of the Chief Risk Officer is to ensure that Reed Elsevier is managing its business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the identification and management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control and risk management matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of internal controls and risk management and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the Board on any significant internal control matters arising.

Elsevier Reed Finance BV

Elsevier Reed Finance BV has established policy guidelines, which are applied to all Elsevier Reed Finance BV companies. The respective Boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the Boards.

Annual review

As part of the year-end procedures, the Audit Committees and Boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV review the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss. The Boards have confirmed, subject to the above, that as regards financial reporting risks, the respective risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the year.

Responsibilities in respect of the financial statements

The Directors of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, in accordance with applicable law and regulations, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The Directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the Directors of Reed Elsevier PLC and Reed Elsevier NV, are prepared using accounting policies which comply with International Financial Reporting Standards.

Going concern

The Directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2012 financial statements. In reaching this conclusion, the Directors of Reed Elsevier PLC and Reed Elsevier NV have had due regard to the combined businesses' financial position as at 31 December 2012, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2012 is set out in the Chief Financial Officer's Report on pages 50 to 57. This shows that after taking account of available cash resources and committed bank facilities that back up short term borrowings, none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 56 and 57. Further information on liquidity of the combined businesses can be found in note 18 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 58 to 60.

US certificates

As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV certify in the respective Annual Reports 2012 on Form 20-F to be filed withthe Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

- designed such disclosure controls and procedures to ensure that material information relating to Reed Elsevier is made known to them;
- evaluated the effectiveness of Reed Elsevier's disclosure controls and procedures;
- based on their evaluation, disclosed to the Audit Committees and the external auditors all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in Reed Elsevier's internal controls; and
- presented in the Reed Elsevier Annual Report 2012 on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures.

A Disclosure Committee, comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV to certify in the respective Annual Reports 2012 on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the Reed Elsevier Annual Report 2012 on Form 20-F.

Report of the Nominations Committee

This report has been prepared by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV and has been approved by the respective Boards.

Role of the Committee

The principal role of the Committee is to provide assistance to the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc by identifying individuals qualified to become Directors and recommending to the Boards the appointment of such individuals.

The responsibilities of the Committee are set out in written terms of reference (available at www.reedelsevier.com) and include:

(i) to develop and agree the desired profile for potential candidates for board membership;

(ii) in consultation with external search consultants, agree the specification for the recruitment of new directors which provides a formal and transparent procedure for the selection and appointment of new directors to the Boards;

(iii) to recommend to the Boards the appointment of candidates subject, where appropriate, to the approval of shareholders of Reed Elsevier PLC and Reed Elsevier NV;

(iv) to recommend to the Boards directors to serve on Board Committees, having regard to the criteria for service on each committee as set out in the terms of reference for such committees, and to recommend members to serve as the Chair of those committees; and

(v) to make recommendations to the Boards in relation to the possible re-appointment of Directors at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV.

Committee membership

The Committee comprises only Non-Executive Directors, and is chaired by Anthony Habgood. The other members are Mark Elliott, Lisa Hook, Sir David Reid and Ben van der Veer. The Committee met five times during the year.

Composition of the Boards

During the year, the main focus of the Committee continued to be: succession planning in relation to the planned retirement of two long-serving Non-Executive Directors, Mark Elliott and Sir David Reid; the appointment of a new Chief Financial Officer to succeed Mark Armour who retired in December 2012; and progress against Reed Elsevier's aspirational goals regarding the percentage of women on its Boards which were announced in 2011.

The Committee has established a formal, rigorous and transparent procedure for the recruitment of candidates to the Boards and recommendations by the Committee are made on the basis of a candidate's merit, against objective criteria and with due regard for the benefits of diversity, including gender. In addition, the Committee seeks to ensure that the Boards and their committees comprise an appropriate balance of skills, experience, independence and knowledge of Reed Elsevier's businesses, and diversity.

The Committee retained recruitment consultants specialising in senior and non-executive appointments to carry out searches for two new Non-Executive Directors and a new Chief Financial Officer. The Committee worked closely with the consultants and following a rigorous process of assessment and interviews, recommended to the Boards the appointment of David Brennan and Linda Sanford as Non-Executive Directors and Duncan Palmer as Chief Financial Officer. When David Brennan's appointment was postponed indefinitely for personal reasons, the Committee continued the search and recommended to the Boards, in February 2013, that Dr Wolfhart Hauser be proposed for election at the Annual General Meetings in April 2013.

In September 2011, in response to the publication of the Davies Review, "Women on Boards", the Boards announced their aspirational goals that by 2013 the Reed Elsevier NV Combined Board would be comprised of 30% women and the Reed Elsevier PLC Board would be comprised of 22% women. At that time, September 2011, the Reed Elsevier NV Combined Board was comprised of 20% women and the Reed Elsevier PLC Board was comprised of 11% women. During 2012, the Committee reviewed progress against these goals and following the Annual General Meetings to be held in April 2013 the Boards expect to have met these goals. The Committee will continue to monitor the composition of the Board against the Boards' aspirational goals while taking into account the benefits of diversity more generally. Details of Reed Elsevier's approach to diversity and inclusion in its workforce can be found in the Corporate Responsibility report on pages 39 to 48.

Directors' remuneration report

The Directors' Remuneration Report (the Report) describes how Reed Elsevier applies the principles of good governance relating to directors' remuneration. This Report has been prepared by the Remuneration Committee of Reed Elsevier Group plc (the Committee) in accordance with regulations made under the Companies Act 2006 and the Dutch Corporate Governance Code (the Dutch Code).

The Report was approved by the Boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV and will be submitted to shareholders for an advisory vote at the AnnualGeneral Meeting of Reed Elsevier PLC.

The audited parts of the Report

In compliance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, and under Title 9, Book 2 of the Civil Code in the Netherlands, the following elements of this Report have been audited: the table entitled 'Transfer values of accrued pension benefits' on page 83; the tables showing 'Aggregate emoluments' and 'Individual fees of non-executive directors' on page 86; the tables on 'Individual emoluments of executive directors' and 'Directors' shareholdings in Reed Elsevier PLC and Reed Elsevier NV' on page 87; and the section 'Share-based awards in Reed Elsevier PLC and Reed Elsevier NV' on pages 87 to 89.

Introduction from Remuneration Committee Chairman

Since Erik Engstrom's appointment in late 2009, the company has made good progress financially and strategically by systematically transforming the business, primarily through organic development. The performance related components of the executive directors' remuneration arrangements in place since 2010, including the one-off Reed Elsevier Growth Plan (REGP), have supported this strategy, focusing on return on capital, returns to shareholders and sustained earnings growth.

2012, as reported elsewhere in this Report, was a very solid year and resulted in annual bonuses for Erik Engstrom, Mark Armour and Duncan Palmer that were slightly above target (see pages 78 to 79).

The first tranche of the REGP will be performance tested in late April 2013 and, as discussed on page 81, preliminary calculations indicate that Erik Engstrom and Mark Armour will earn 66.8% of their initial award. For Mr Engstrom, 50% of this will be deferred for an additional two years. For Mark Armour, who retired on 31 December 2012, there will be no deferral and no opportunity to earn further shares. With regard to Mr Armour's retirement, standard terms and conditions were applied as reported in last year's remuneration report.

Duncan Palmer joined at the end of August 2012 and took on his role as Chief Financial Officer with effect from 15 November 2012. Details of his remuneration arrangements are set out on pages 77 and 84 of this Report.

In terms of salary increases, the Committee decided to award Erik Engstrom a salary increase of 2.5% effective 1 January 2013. This level of increase is in line with 2013 increases applicable to the wider employee population and other senior executives. Duncan Palmer did not receive an increase to his starting salary. His first salary review will be in January 2014.

Given the backdrop of solid progress, the Committee spent much of its time in 2012 considering alternatives for new multi-year incentives. This was necessitated by the need to replace the one-off REGP with a more regular Long Term Incentive Plan (LTIP) and the expiration of our existing Executive Share Option Scheme (ESOS) in April 2013. The Committee considered quantum, metrics and the structure of these plans as they relate to supporting the execution of business strategy.

Earlier this year, we consulted with around 30 major shareholders and shareholder representative bodies in the UK, the Netherlands and the US on the proposed new LTIP and the renewal of the ESOS. Feedback received during the process shaped the final design of the plans, which are being put to shareholders for approval at the Annual General Meetings in April. A detailed description of the new plans is contained in the notices of the Annual General Meetings.

In summary, subject to shareholder approval, we are proposing to introduce a new three-year LTIP for executive directors and approximately another 100 senior executives, as well as renew ESOS for around 1,000 employees globally, including executive directors. The proposed LTIP is based on a roll forward of what has been successfully operated for the 100 executives annually since 2010, thus minimising disruption and maximising stability in our most senior management population.

The proposals for the new plans are based on the same foundations as before, focusing on return on capital, returns to shareholders and sustained earnings growth. The overall incentive opportunity for executive directors under the multi-year plans remains within the parameters previously approved by shareholders.

For 2013, the executive directors will be granted awards under the new LTIP and ESOS, subject to receipt of shareholder approval, and will be eligible to participate in the annual incentive plan and the bonus investment plan, as in 2012.

As in previous years, our approach to preparing this Report has been to meet the highest standards of disclosure, balancing in a thoughtful and responsible manner the UK legislative requirements with best practice guidelines on disclosure in the Netherlands. In preparing this Report, the Committee had regard to the approach adopted by other large global businesses subject to disclosure requirements in more than one jurisdiction. As in prior years, our aim has been to produce a clear, informative and understandable report.

Mark Elliott
Chairman, Remuneration Committee

Remuneration Committee

Constitution

Throughout 2012, the Committee consisted of independent non-executive directors, as set out in the Structure and corporate governance report, and the Chairman of Reed Elsevier Group plc. Details of Committee members and meeting attendance are contained in the section on 'Structure and corporate governance' on page 66 of the Annual Reports. The Chief Legal Officer & Company Secretary also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the CEO of Reed Elsevier Group plc attends appropriate parts of the meetings. The CEO of Reed Elsevier Group plc is not in attendance during discussions pertaining to his remuneration.

The Global Human Resources Director provided material advice to the Committee during the year.

Advisers

Towers Watson acted as external advisers to the Committee throughout 2012 and also provided market data and data analysis. Towers Watson also provided actuarial and other human resources consultancy services directly to some Reed Elsevier companies.

The individual consultants involved in advising the Committee do not provide advice to the executive directors or act on their behalf.

Terms of reference

The Committee's responsibilities are as follows:

Executive directors

- to establish the remuneration policy for the executive directors and determine the remuneration in all its forms (including pensions and share plan participation), the terms of the service contracts and all other terms and conditions of employment of the executive directors of Reed Elsevier Group plc and Reed Elsevier PLC and, on the advice of the Chairman, the remuneration terms of the CEO (with respect to Reed Elsevier NV, the Committee recommends to the Supervisory Board the remuneration policy and the remuneration in all its forms for the CEO and other executive directors); and
- to approve any compensation or termination payments made to executive directors of Reed Elsevier Group plc and Reed Elsevier PLC.

Senior management

- on the advice of the CEO, to approve the remuneration policy of other senior leaders and of the Chief Legal Officer & Company Secretary; and
- to monitor the level and structure of remuneration for this group of executives.

Reed Elsevier Chairman

- on the advice of the Senior Independent Director, to determine the remuneration of the Reed Elsevier Chairman (with respect to Reed Elsevier NV, to recommend, on advice of the Senior Independent Director, to the Combined Board the Chairman's remuneration in respect of his Chairmanship of Reed Elsevier NV).

General

- to review the ongoing appropriateness and relevance of the remuneration policy, in particular the performance-related elements and their compatibility with risk policies and systems;
- to review and recommend amendments to the rules of all share-based incentive plans including the formulation of suitable performance conditions for share-based awards and options, and where necessary, to submit them for approval by shareholders;
- to maintain an open and ongoing dialogue with institutional investors on major remuneration policy issues; and
- to discharge its duties with due regard to any published corporate governance guidelines, codes or recommendations regarding the remuneration of directors of listed companies and formation and operation of share schemes which the Committee considers relevant or appropriate including, but not limited to, the UK and Dutch Corporate Governance Codes.

A copy of the terms of reference of the Committee can be found on the Reed Elsevier website, www.reedelsevier.com.

Executive directors

Remuneration philosophy and policy

The context for Reed Elsevier's remuneration policy and practices is set by the needs of a global business with business areas that operate internationally by line of business. Furthermore, Reed Elsevier PLC and Reed Elsevier NV's respective stock market listings in London and Amsterdam, combined with the majority of its employees being based in the US, provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy

Reed Elsevier's guiding remuneration philosophy for senior executives is based on the following precepts:

- Performance-related compensation with demanding performance standards.
- Creation of shareholder value.
- Competitive remuneration opportunity to attract and retain the best executive talent from anywhere in the world.
- A balanced mix of remuneration between fixed and variable elements, and annual and longer-term performance.
- Aligning the interests of executive directors with shareholders and other stakeholders.
- Operating the company consistent with long-term sustainability.

Our remuneration policy

In line with this guiding philosophy, our remuneration policy is described below.

- Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.
- In reaching decisions on executive remuneration, the Committee takes into account the remuneration arrangements

and levels of increase applicable to senior management and Reed Elsevier employees generally. The Committee takes into account the salary increases for the employee population worldwide as one of the inputs when determining salary increases for directors.

- The Committee considers the social, governance, and environmental implications of its decisions, particularly when setting and assessing performance objectives and targets, and seeks to ensure that incentives are consistent with the appropriate management of risk and corporate sustainability.
- Total targeted remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, which includes global sector peers and companies of similar scale and international complexity.
- Competitiveness is assessed in terms of total remuneration (i.e. salary, annual and multi-year incentives and benefits).
- The intention is to provide total remuneration that reflects sustained individual and business performance; i.e. median performance will be rewarded by total remuneration that is positioned around the median of relevant market data andupper quartile performance by upper quartile total remuneration.
- The Committee will consider all available discretion to claw back any payouts made, or to reduce unvested awards, on the basis of materially misstated data. The rules of all incentive plans provide for specific provisions in this regard.
- The Committee considers it important to encourage personal investment and ongoing holding of Reed Elsevier PLC and/or Reed Elsevier NV securities among the senior executive population. Executive directors and other senior executives are subject to minimum shareholding requirements.

How the performance measures in the incentives link to our business strategy
Reed Elsevier's strategic focus is on transforming its core business through organic investment and the organic build out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments.

The performance related components of the executive directors' multi-year incentives support this strategy by focusing on return on capital, returns to shareholders and sustained earnings growth.

Furthermore, our annual incentive plan is focused on operational excellence as measured by the financial measures of revenue, profit and cash generation. In addition, a significant portion of the annual bonus is dependent upon the achievement of annual key performance objectives (KPOs) that create a platform for sustainable future performance. These KPOs align with Reed Elsevier's strategic plans and range from the delivery of specific projects and the achievement of customer metrics or efficiency targets to corporate and social responsibility objectives. Each executive director has at least one sustainability or corporate responsibility objective.

The Committee believes that one of the main drivers of long-term shareholder value is sustained growth in profitability, underpinned by appropriate capital discipline. Therefore, growth in earnings per share and targeted return on invested capital are utilised in our multi-year incentives.

We aim to set challenging performance targets as demonstrated by the fact that there has been no vesting for directors under any of our multi-year incentives since the awards granted in 2006 vested in 2009, and no directors' bonuses paid out above target since 2009.

The balance between fixed and performance-related pay
We aim to provide each executive director with an annual total remuneration package comprising fixed and variable pay with the majority of an executive director's total remuneration package linked to performance. At target performance, incentive pay makes up approximately 70% of the total remuneration package. This is shown for the CEO in the pie chart below. The core components of the current total remuneration package are described in detail in the remainder of this Report.


20%
10%
20%
50%
Fixed pay elements 30%
Salary
Pensions and other benefits
Variable pay elements 70%
Annual incentive
Multi-year incentives

The chart below illustrates how our levels of compensation are driven by business performance (scale in percent of base salary). This shows the way in which annual remuneration payable to the CEO would vary under different performance scenarios. For the purposes of this illustration, assumptions have been made in relation to vesting/payout levels at the different levels of performance.


700%
600%
500%
400%
300%
200%
100%
0%
Minimum
Threshold
Target
Maximum
Salary
Annual incentive
Multi-year incentives

Our approach to market positioning and benchmarking
When reviewing executive director and senior executive remuneration, one factor which the Committee takes into account is market competitiveness. This is done by assessing total remuneration (i.e. salary, annual and multi-year incentives and benefits) against a range of relevant comparator groups as follows:

- Global peers operating in businesses similar to those of Reed Elsevier (including Thomson Reuters, WPP, Pearson, John Wiley, Wolters Kluwer, Experian, McGraw-Hill and Equifax).
- Companies listed on the London Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.
- Companies listed on the New York Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.
- Companies listed on the NYSE Euronext Amsterdam Stock Exchange, cross-industry and of a similar size (measured by aggregate market capitalisation) and international scope.

Referring to companies listed in these three different locations is relevant and necessary as demonstrated by the fact that several recent senior executive hires have been recruited from the US, including our CFO.

The composition of the respective comparator groups is subject to minor changes year on year reflecting changes in the size, international scope and listing status of specific companies during the year.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

- First, the overall competitiveness of the total remuneration packages is assessed both against the market and taking account of remuneration levels within Reed Elsevier more widely. The appropriate positioning of an individual's total remuneration against the market is determined based on the Committee's judgement of individual performance and potential.
- The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration. While relevant benchmark information is a meaningful input to the process, it informs rather than drives the outcome of the review and is just one factor that the Committee considers.
- Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

The total remuneration package

Each element of the remuneration package for executive directors is designed to achieve specific objectives, as described in this section. In aggregate, they create a unified and balanced reward mix and competitive employment proposition. The value of the reward package is only maximised through the integrated delivery of annual and longer-term performance. Reward for the delivery of business results is connected with reward for value flowing to shareholders. Through the use of a range of performance metrics such as earnings per share, return on invested capital, profit after tax, revenue, cash flow conversion rate, personal objectives and total shareholder return and the assessment of performance over multiple time-horizons, the incentive arrangements are structured in such a way that reward cannot be maximised through inappropriate short-term risk-taking.

The table below summarises the component parts of the remuneration package provided in 2012 to executive directors who served in 2012.

Component		Erik Engstrom	Mark Armour**	Duncan Palmer***
Annual base salary (page 78)		£1,050,625	£644,495	£600,000
Retirement benefits (page 83)		UK defined benefit plan	UK defined benefit plan	UK defined contribution plan and cash supplement
Other benefits		Includes car allowance and private medical benefit	Includes company car or car allowance and private medical benefit	Includes car allowance and private medical benefit
Annual incentive (pages 78 to 79) (earned for 2012 and payable in March 2013)		£1,149,909	£693,799	£230,205
Multi-year incentives* granted (page 79)	ESOS	Market value options over 198,836 PLC and 139,742 NV ordinary shares	n/a	Market value options over 67,331 PLC and 48,018 NV ordinary shares
	BIP	68,475 NV ADRs	90,987 PLC and 21,028 NV ordinary shares	n/a
	PSP	n/a	n/a	179,551 PLC shares
Shareholding requirement (page 82)		300% of salary	200% of salary	200% of salary

* No multi-year incentives vested in 2012. Multi-year incentives from previous years lapsed in early 2012 as already described in last year's Report.

** Mark Armour served as a director until 31 December 2012.

***Additional awards were made to Duncan Palmer in conjunction with his recruitment. Further details are contained on page 84.

Base salary

Salary reflects the role and the sustained value of the executive in terms of skills, experience and contribution in the context of the relevant market.

Salaries for executive directors are reviewed annually in the context of the competitiveness of total remuneration and Reed Elsevier's guidelines for wages and salaries agreed for the whole of Reed Elsevier for the forthcoming financial year. Any increases typically take effect on 1 January.

The Committee decided to award a salary increase of 2.5% to Erik Engstrom, which increased his base salary with effect from 1 January 2013 to £1,076,891. Duncan Palmer's service agreement provides that his first salary review following commencement of employment would be on or around 1 January 2014, so his base salary remains unchanged for 2013. In determining the salary recommendation for the CEO, the Committee considered, among other inputs, 2013 salary guidance for Reed Elsevier's most significant employee locations globally. The increase awarded to the CEO is within the guidelines agreed for those employees in respect of 2013 increases.

In respect of salaries for the broader employee population, Reed Elsevier uses the same factors to determine the levels of increase across all employee populations globally: i.e. relevant pay market, skills, experience and contribution. Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. Any increases awarded to different employee groups in different geographies reflect this diversity and range of practices. An average increase of approximately 2.5% will be awarded across the senior management population globally for 2013. This level of increase is in line with increases provided to the wider employee population.

Annual incentive

The Annual Incentive Plan (AIP) provides focus on the delivery of stretching annual financial targets and the achievement of annual objectives and milestones that create a platform for sustainable future performance.

For 2013, executive directors have a target bonus opportunity of 100% of salary that is weighted as follows across four elements (unchanged from 2012):

Measure	Weighting
Revenue	30%
Adjusted Profit After Tax	30%
Cash Flow Conversion Rate	10%
Key Performance Objectives (KPOs)	30%

The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets. The four elements are measured separately, such that there could be a payout on one element and not on others.

For 2013, the minimum threshold on the financial elements of the AIP at which a bonus starts to accrue is 94% of target and the maximum bonus is 150% of target (unchanged from 2012).

The KPOs are individual to each executive director. Each executive director is set up to six KPOs to reflect critical business priorities for which he is accountable. The KPO component for the executive directors and other senior executives will contain at least one KPO relating to the achievement of specific sustainability objectives and targets contained within Reed Elsevier's corporate responsibility agenda.

Against each objective, measurable milestone targets are set for the year. All financial targets and KPOs are approved by the Committee and are subject to formal assessment at the end of each year. The Chairman of Reed Elsevier Group plc presents his assessment of performance against KPOs for the CEO of ReedElsevier Group plc to the Committee while the CEO of ReedElsevier Group plc presents his assessment of KPO performance for the CFO of Reed Elsevier Group plc. The Committee then discusses and agrees the final KPO score for each executive director.

AIP payments for 2012

In assessing the level of bonus payments for 2012, the Committee noted the following performances:

	% change over 2011 at constant exchange rates	
	Underlying revenue growth	Total adjusted PAT
Reed Elsevier	+4%	+8%

Reed Elsevier executed well on its strategic and financial priorities in 2012. Positive revenue momentum and focus on operating efficiency combined to lift underlying operating profit growth and earnings. Underlying revenues, which exclude the effects of currency translation and acquisitions and disposals, were up 4%, or 3% excluding the cycling effect of biennial exhibitions, and all five business areas contributed to the underlying growth. Underlying adjusted operating profits were up 6%, with the improvement in profitability driven by a combination of process innovation and portfolio development across all business areas. Underlying costs were up 4%, reflecting volume growth as well as organic investment in new product development and sales & marketing, partly offset by continued improvements in process efficiency. Adjusted operating cash flow was £1,603m (2011: £1,515m), up 6% compared with the prior year and up 7% at constant currencies. The rate of conversion of adjusted operating profits into cash flow was 94% (2011: 93%). Returns on invested capital increased to 11.9%, 0.7 percentage points higher than in 2011, reflecting the improved trading performance and capital efficiency.

Set out below is a summary of the outcome of performance against each financial measure:

Revenue	Just above target
Adjusted Profit After Tax	Just above target
Cash Flow Conversion Rate	Just above target

The progress on personal objectives for each director was then added in the form of the KPO score and, overall, the sum of the scores achieved against the four AIP components for the executive directors, resulted in the following bonuses for 2012:

	2012 annual bonus (to be paid in March 2013)	% of 2012 base salary earnings
Erik Engstrom	£1,149,909	109.5%
Mark Armour	£693,799	107.7%
Duncan Palmer*	£230,205	107.7%

*Duncan Palmer's bonus reflects service during the year of reporting. His service commenced on 24 August 2012.

Multi-year incentives

It is intended to continue to provide executive directors with multi-year incentives comprising a combination of a long-term incentive plan (LTIP), a personal investment bonus deferral plan (BIP) and market value options (ESOS). To this end, a new LTIP and ESOS are proposed and will be presented for shareholder approval at the 2013 Annual General Meetings (AGMs).

The purpose of the multi-year incentives is to provide focus on the delivery of the medium to longer-term strategy and holding executives accountable for the execution of that strategy while driving value creation through sustained financial performance, capital discipline and the delivery of returns for shareholders.

In addition, the multi-year incentives are structured so as to encourage personal investment and require a minimum level of ongoing personal shareholding in Reed Elsevier PLC and Reed Elsevier NV securities among the senior executive population, in order to promote alignment with shareholders and to provide focus on the share price.

Awards under the current and proposed multi-year incentives vest over a period of three years, except for the one-off REGP under which awards vest over three and five years. The vesting of all awards made to executive directors under these plans is subject to meeting a number of stretching performance targets based on internal financial metrics and total shareholder return.

Reed Elsevier Growth Plan (REGP)

The details of the REGP have been disclosed in previous years' Reports.

MECHANICS

The chart below illustrates how the REGP operates:


3 YEARS: 2010-12
H1 2013
2 YEARS: 2013-14
H1 2015
For the CEO, 50% of performance shares are released. For the retired CFO (Mark Armour), 100% of performance shares are released and he ceases to participate in the plan.
Release of deferred performance shares to CEO
Release of remaining 50% of the performance shares is deferred until H1 of 2015 subject to continued employment
Subject to performance against three metrics, up to a 1 for 1 match can be earned over years 4 and 5 on the deferred performance shares
Performance share award of 600% of salary
Performance tested
EPS 1/3RD
TSR 1/3RD
ROIC 1/3RD
Performance share award
EPS 1/3RD
TSR 1/3RD
ROIC 1/3RD
Release of matching shares earned to CEO
On the date of grant, the CEO committed 300% of salary and the CFO (Mark Armour) 200% of salary in shares to the plan which must be retained throughout the life of the plan or until the executive directors cease to be eligible for further payouts, if earlier
For the CEO, subject to performance against the three metrics, up to a 1 for 1 match can be earned over years 4 and 5 on the personal shareholding committed under the plan
Release of committed holding – the regular shareholding guidelines continue to apply to the CEO
Overall payout from the plan to each director is capped at 150% of the shares comprised in the performance share award

Performance measures and targets

Total Shareholder Return (TSR)

The vesting of one third of the REGP award is subject to Reed Elsevier's TSR performance compared against three comparator groups (the TSR tranche).

As Reed Elsevier accesses equity capital markets through three exchanges – London, Amsterdam and New York – in three separate currency zones, three distinct comparator groups are used – a Sterling Comparator Group, a Euro Comparator Group and a US Dollar Comparator Group. The TSR performance of Reed Elsevier PLC ordinary shares (based on the London listing) is measured against the Sterling Comparator Group, the TSR performance of Reed Elsevier NV ordinary shares (based on the Amsterdam listing) is measured against the Euro Comparator Group; and the TSR performance of Reed Elsevier PLC ADRs and Reed Elsevier NV ADRs (based on the New York listing) is measured against the US Dollar Comparator Group. The averaging period applied for TSR measurement purposes is six months prior to the start of the financial year in which the award was made and the final six months of the last financial year of the performance period.

TSR performance of each security is measured separately against each comparator group and the proportion of the TSR tranche that vests is the sum of the payouts achieved against the three comparator groups.

	3 year period: 2010-12	5 year period: 2010-14
TSR ranking within the relevant TSR comparator group	Vesting percentage of each third of the TSR tranche	Vesting percentage of each third of the TSR tranche
Below median	0%	0%
Median	30%	30%
Upper quartile	100%	100%

Vesting is on a straight-line basis for ranking between the median and the upper quartile.

TSR comparators groups

The consituents of each comparator group were selected on a specific basis, as described in last year's Report (page 69).

The comparators which were included in each currency group are set out on page 70 of last year's Report.

The Committee retains discretion as to how to deal with changes to the comparator groups as a result of demergers, de-listings or other corporate events over the performance period and applies its policy in this regard in an appropriate manner.

Return on invested capital (ROIC)

The vesting of one third of the REGP award is subject to the percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV (the ROIC tranche) as follows:

3 years: 2010-12	2 years: 2013-14	Vesting percentage of ROIC tranche
ROIC in 2012, subject to actual exceeding 2009 ROIC calculated on the same basis	ROIC in 2014	
Below 10.2%	Below 10.7%	0%
10.2%	10.7%	60%
11.2% or above	12.7% or above	100%

Vesting is on a straight-line basis for performance between the minimum and maximum levels.

For the purposes of the plan, the following definitions apply:

- Invested capital = arithmetic average of the opening and closing capital employed for the Reed Elsevier combined businesses for the financial year with all cumulative amortisation and impairment charges for acquired intangible assets and goodwill added back. In addition, any exceptional restructuring and acquisition integration charges (net of tax) are capitalised for these purposes and changes in exchange rates and movements in pension deficits are excluded.
- Return = adjusted operating profit for the Reed Elsevier combined businesses before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition integration charges. In addition, it is grossed up to exclude the equity share of taxes in joint ventures and further adjusted to exclude net pension financing credit movement, after applying the effective rate of tax used for adjusted earnings calculations and using exchange rates to match those used in the calculation of invested capital.

In order to ensure that the performance score achieved is a fair reflection of underlying business performance, the Committee retains discretion to determine the treatment of major disposals and acquisitions that require board approval. Any significant adjustments made to the final performance score will be disclosed to shareholders.

Adjusted earnings per share (EPS)
The vesting of one third of the REGP award is subject to performance against growth in adjusted earnings per share measured at constant currencies (Adjusted EPS) (the EPS tranche) as follows:

3 years: 2010-12	2 years: 2013-14	Vesting percentage of EPS tranche
Average Adjusted EPS growth in years 2011 and 2012 (subject to average Adjusted EPS growth over the whole three year period being positive)	Average Adjusted EPS growth over the two year period	
Below 5% p.a.	Below 7% p.a.	0%
5% p.a.	7% p.a.	60%
9% p.a. or above	13% p.a. or above	100%

Vesting is on a straight-line basis for performance between the minimum and maximum levels.

For the purposes of the plan, the following definitions apply:

- Earnings = adjusted reported earnings measured at constant currencies. Adjustments include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition integration charges, gains/losses on business disposals and tax rate anomalies (deferred tax). The Committee retains discretion to adjust for changes in the net pension financing credit.
- Number of shares = weighted average number of shares in issue excluding shares held in treasury.

Performance share awards were granted under the REGP to Mr Engstrom and Mr Armour in May 2010. At its meeting on 25 April 2013, the Committee will assess the extent to which the performance conditions have been met for these share awards, which includes an overall assessment of underlying business performance and other relevant factors. Based on a review of the three performance measures used in the plan, preliminary calculations indicate that 66.8% of the awards are expected to vest. This is based on a TSR ranking of just above median in respect of two of the comparator groups, ROIC achievement slightly below the 11.2% maximum after taking into account adjustments for such items as foreign exchange rates, pension deficits and acquisition integration costs as provided in the plan, and EPS growth slightly above the middle of the range specified in the plan.

This would result in 429,710 PLC ordinary shares and 282,187 NV ordinary shares vesting in respect of Erik Engstrom. 50% of these shares will be released to Mr Engstrom following the April Committee meeting and 50% of these shares will be deferred until 2015. In respect of Mr Armour, under the terms of the plan relating to retirement, 100% of the shares vesting will be released to him following the April Committee meeting. In accordance with the preliminary vesting calculations, this will result in 263,601 PLC ordinary shares and 173,105 NV ordinary shares being released to Mr Armour. Thereafter, Mr Armour will have no further entitlement for payment under this plan. Dividend equivalents will be payable in cash on any shares released which, based on the preliminary calculations, would result in payments of £135,251 and €179,329 toMr Engstrom and £165,937 and €220,016 to Mr Armour.

Long Term Incentive Plan (LTIP)
No awards under the LTIP were made to executive directors in 2012 and no award cycles remain outstanding for directors under this plan.

A long-term incentive award was granted to senior leaders below the Board in 2012. Grants are made on a rolling three-year basis in the form of performance shares that vest subject to performance metrics and vesting scales consistent with the REGP. The targets set for each metric are aligned to the five-year performance scale applicable to the executive directors under the REGP.

Subject to receipt of shareholder approval at the 2013 AGMs, it is intended to commence making annual grants under a new long-term incentive plan to executive directors from 2013 onwards, under which the first awards would vest in H1 2016.

Details of the proposed new LTIP are described in the 2013 notices of AGMs of Reed Elsevier PLC and Reed Elsevier NV.

Executive Share Option Scheme (ESOS)
The current ESOS, which was approved by shareholders in 2003, expires on 8 April 2013. A replacement ESOS, for which we are seeking shareholder approval at the AGMs in April 2013, is described in the notices of AGMs and it is intended to make grants under this plan to around 1,000 employees globally, including the executive directors, in 2013. It is not intended to make any further grants under the existing ESOS, the key features of which were described in last year's remuneration report on page 71.

During 2012, Erik Engstrom received a grant of 200% of base salary of market value options (two-thirds of the permitted maximum). On joining, Duncan Palmer received a grant of 135% of salary. The vesting of the options is subject to a 6% p.a. compound growth in adjusted earnings per share hurdle, measured at constant currencies over a three-year period commencing on 1 January of the year of grant (the same condition also applies to the 2011 ESOS grants which were made to Erik Engstrom and Mark Armour). In view of his retirement at the end of 2012, Mark Armour did not receive an ESOS grant in 2012.

Early in 2012, as disclosed in last year's Report, the 2009-11 cycle of ESOS lapsed for Erik Engstrom and Mark Armour.

Bonus Investment Plan (BIP)
The BIP is a voluntary plan aimed at encouraging personal investment in, and ongoing holding of, Reed Elsevier shares to promote greater alignment with shareholders and support the retention of key talent.

Under the BIP, participants may invest their own funds to purchase Reed Elsevier securities or allocate securities already owned outright for investment under the plan up to a specified maximum. In return, the participant is granted a matching award which vests over three years subject to performance (i.e. a maximum match of 1 for 1 can be earned on the personal investment). It is a condition of vesting that the underlying personal investment is retained throughout the vesting period. Dividend equivalents accrue on the matching shares during the vesting period and are paid out in cash at the end to the extent that the matching award vests. The table overleaf summarises the key features of the BIP.

Bonus Investment Plan (BIP)
Overview

Feature	Detail
Frequency of award	▪ Annual grants of matching awards ▪ Ten-year life of the plan ▪ Implemented in 2010
Eligibility	▪ Approximately 150 senior executives including executive directors ▪ Participation is voluntary
Performance period	▪ Three financial years
Performance conditions	▪ Average adjusted EPS growth measured in constant currencies and ROIC (see below) ▪ 50% of the award is subject to adjusted EPS growth and 50% subject to ROIC
Vesting scale	▪ Performance hurdle and straight-line vesting
Personal investment	▪ Up to 100% of the target bonus opportunity net of tax
Other provisions	▪ On a change of control, awards vest on a pro-rated basis and subject to performance based on an assessment of progress against targets at the time the change of control occurs, unless the Committee determines that awards should not vest and instead be exchanged for equivalent awards over shares in the acquiring company (i.e. rollover applies) ▪ Claw-back applies ▪ Awards under the plan are satisfied with shares purchased in the market

The following targets and vesting scale apply to awards granted under the BIP in 2012:

Match earned on personal investment	Average growth in Adjusted EPS (%) over the 3 year performance period	ROIC (%) in the third year of the performance period
0%	below 4% p.a.	below 11%
50%	4% p.a.	11%
75%	6.5% p.a.	11.5%
100%	9% p.a. or above	12% or above

The targets for the 2010-12 and 2011-13 cycles of BIP are set out in last year's Report.

Awards were granted under the BIP to Mr Engstrom and Mr Armour in May 2010. At its meeting on 25 April 2013, in much the same way as for the REGP, the Committee will assess the extent to which the performance conditions have been met for these awards, which includes an overall assessment of underlying business performance and other relevant factors.

Based on a review of the two performance measures used in the plan, preliminary calculations indicate that 89.5% of the awards are expected to vest. This is based on ROIC achievement slightly below the 11.2% maximum after taking into account adjustments for such items as foreign exchange rates, pension deficits and restructuring costs as provided in the plan, and EPS growth just below the 70th percentile of the target range specified in the plan.

This would result in the vesting of 62,819 NV ADR matching awards in respect of Mr Engstrom and a corresponding cash dividend equivalent payment of $178,181. In respect of Mr Armour, 58,223 PLC ordinary shares and 38,048 NV ordinary shares would be released, with corresponding dividend equivalent payments of £36,651 and €48,359 respectively.

Shareholding requirement

The Committee believes that one of the aspects that creates closer alignment between senior management and shareholders is to require executives to build up and maintain a significant personal stake in Reed Elsevier. The shareholding requirements applicable to the executive directors are set out in the table below and, as described on page 79, were pre-requisites to participate in the REGP. Shareholding requirements also apply to selected senior executives below the Board.

Meeting the relevant shareholding requirement is both a condition of the vesting of awards as well as a pre-requisite to maintain eligibility to receive future awards under the multi-year incentives.

On 31 December 2012, the executive directors' shareholdings were as follows (valued at the mid-market closing prices of Reed Elsevier securities):

	Shareholding requirement (in % of 31 December 2012 annualised base salary)	Actual shareholding as at 31 December 2012 (in % of 31 December 2012 annualised base salary)
Erik Engstrom	300%	512%
Mark Armour	200%	442%
Duncan Palmer*	200%	0%

*Duncan Palmer has until 31 December 2015 to build up to his required level of shareholding and must retain any net shares earned from Reed Elsevier share plans until he meets his requirement.

Other employee share plans

The CEO and Mr Palmer have waived their right to participate in any local all-employee share-based plans in any country, including the HMRC approved all-employee UK Savings-Related Share Option Scheme (SAYE).

Retirement benefits

Retirement benefit provisions are set in the context of the total remuneration for each executive director, taking account of age and service and against the background of evolving legislation and practice in Reed Elsevier's major countries of operation. Base salary is the only pensionable element of remuneration.

Erik Engstrom is provided with UK defined benefit pension arrangements under which he accrues a pension of 1/30th of salary for every year of service (up to a maximum of two thirds of salary). The pension is provided through a combination of:

- the main UK Reed Elsevier Pension Scheme for salary restricted to the Scheme Earnings Cap, (determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap) and HMRC Annual Allowance, and
- Reed Elsevier's unapproved pension arrangement for the balance.

Prior to 1 November 2007, Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of his salary to his personal pension plan. From 1 November 2007 contributions to his designated retirement account ceased and he became a member of the UK defined benefit pension arrangement.

The pension arrangements for Erik Engstrom include life assurance cover while in employment, an entitlement to a pension in the event of ill health or disability and a spouse's and/or dependants' pension on death.

The increase in the transfer value of the directors' pensions, after deduction of contributions, is shown in the table below. Transfer values have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer values at 31 December 2012 have been calculated using the transfer value basis adopted by the trustees of the Reed Elsevier Pension Scheme.

The transfer value in respect of individual directors represents a liability in respect of directors' pension entitlement, and is not an amount paid or payable to the director.

Mark Armour retired on 31 December 2012, at which point he became entitled to a pension of £378,785 per annum.

Transfer values of accrued pension benefits

	Age at 31 December 2012	Director's contributions	Transfer value of accrued pension at 31 December 2011	Transfer value of accrued pension at 31 December 2012	Increase in transfer value during the year (net of director's contributions)	Accrued annual pension at 31 December 2012	Increase in accrued annual pension during the year	Increase in accrued annual pension during the year (net of inflation)	Transfer value at 31 December 2012 of increase in accrued pension during the year (net of inflation and director's contributions)
Erik Engstrom	49	£9,158	£2,099,132	£2,730,651	£622,361	£180,958	£38,584	£31,750	£469,944
Mark Armour	58	£1,944	£6,758,053	£7,525,908	£765,911	£384,878*	£30,355	£13,362	£259,332

*The reason for the difference between Mr Armour's accrued annual pension as at 31.12.12 as stated in the table above, and the annual pension entitlement following retirement is that Mr Armour retired early so there was a reduction made to his accrued annual pension as at 31.12.12.

Duncan Palmer is a member of the UK Reed Elsevier defined contribution pension plan (the Reed Elsevier Pension Plan – "REPP"). The company contribution is 19% of Mr Palmer's salary. £50,000 is paid as a contribution to the REPP, being the maximum contribution which can be made under HMRC limits, and the balance is paid to him as a cash allowance, subject to deduction of income tax and national insurance. The pension arrangement for Mr Palmer includes life assurance cover while in employment.

Service contracts

Executive directors are employed under service contracts that provide for a maximum of one year's notice. The contracts neither specify a predetermined level of severance payment nor contain specific provisions in respect of a change in control. The Committee believes that, as a general rule, notice periods should be 12 months and that the executive directors should, subject to any legal constraints within their base country, be required to mitigate their losses in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The contractual terms of the executive directors (and for approximately 100 other senior executives) include certain covenants as follows:

- non-competition restrictions apply which prevent the executive from working in a capacity which competes with any Reed Elsevier business which he/she was involved with during the preceding 12 months; from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers and suppliers for a period of 12 months after leaving employment;
- in the event of the executive resigning, he/she will immediately lose all rights to any outstanding awards under the multi-year incentives including any vested but unexercised options; and
- in the event of a breach of the covenants, any gains made or payouts received, in the period starting six months prior to and ending 12 months after leaving employment, on the vesting or exercise of awards from the multi-year incentives may be repayable.

Each executive director has a service contract with Reed Elsevier Group plc, as summarised in the table below.

	Current contract date	Date employment commenced	Expiry date (subject to notice period)	Notice period	Subject to
Erik Engstrom	14 March 2011	23 August 2004	14 June 2028	12 months	English law
Mark Armour	7 October 1996	1 February 1995	Ceased to be a director and retired on 31 December 2012	12 months	English law
Duncan Palmer	15 August 2012	24 August 2012	n/a	12 months	English law

Duncan Palmer's remuneration arrangements

Duncan Palmer's annual base salary on his recruitment was £600,000 and he has an annual target bonus opportunity of 100% of base salary. He will be eligible to participate in BIP from 2013 onwards up to his target bonus opportunity and to participate in the new ESOS and LTIP, subject to shareholders approving those plans. He will receive annual pension contributions equal to 19% of salary and benefits in accordance with the policies applicable to executive directors.

In addition, in September 2012, he was granted the following awards:

- A market value option under ESOS to acquire shares with a face value on the date of grant of 135% of base salary, which vests on the 3rd anniversary of grant subject to achieving at least 6% p.a. compound growth in adjusted EPS at constant currencies over the three year performance period from 1 January 2012 to 31 December 2014.
- Performance shares (PSP) with an aggregate face value of 180% of base salary, which are subject to the same performance targets as will apply to any matching award that may be granted to the CEO under the REGP in 2013, with performance being assessed in the first half of 2015. The award is non-pensionable and carries a right to receive dividend equivalents (calculated on the same basis as under the REGP). The leaver rules are consistent with those which apply under the REGP with the exception that "retirement with the consent of the company" is not automatically treated as an approved leaver reason for the performance share award.
- Restricted shares (RSP) with an aggregate face value of 250% of base salary, which vest 50% in 2014 and 50% in 2015 provided all unvested stock-based awards granted to him by his previous employer lapse. This one-off grant of restricted shares was made to compensate Mr Palmer for the forfeiture of awards from his former employer. They are subject to a time pro-rated claw-back if he resigns, or is summarily terminated, before the date of the announcement of the 2014 annual results in 2015.

The Committee considered the grant of performance shares and restricted shares noted above to have been essential to secure Duncan Palmer's services. The Committee was satisfied that the awards are appropriate and align his interests with those of shareholders. Both awards fall within paragraph 9.4.2(2)R of the UK Listing Rules and were granted over Reed Elsevier PLC ordinary shares, but half of each award will be settled on vesting with Reed Elsevier NV ordinary shares. The awards cannot be amended to the advantage of Duncan Palmer without shareholder approval and the documentation governing these awards will be available for inspection from the date of the notices of the 2013 Annual General Meetings up to and including the meetings themselves.

In recognition of Mr Palmer and his family having to relocate to the UK in order for him to take up his new position, he will receive a one-off cash relocation allowance of £500,000 in May 2013 (subject to a time pro-rated claw-back if he resigns or is summarily terminated prior to 31 December 2014) and relocation support under the standard Reed Elsevier policy.

Mark Armour's retirement terms

Mark Armour's retirement terms were disclosed in last year's remuneration report (page 74).

Policy on external appointments

The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the

Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

Mark Armour is a non-executive director of SABMiller plc and received remuneration of £106,250 during 2012 (£100,694 during 2011). He is also a non-executive director of the Financial Reporting Council (FRC) and received remuneration of £12,500 since commencing his appointment on 2 July 2012.

Duncan Palmer is a non-executive director of Oshkosh Corporation and received fees of £15,487 since his appointment as a director of Reed Elsevier PLC up to the end of 2012.

Non-executive directors

Policy on non-executive directors' fees

The policy on non-executive directors' fees is a matter for the Boards, subject to applicable law and, with respect to Reed Elsevier NV, the shareholders, and does not fall within the Committee's remit.

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the boards of a dual-listed global business and with a balance of personal skills that will make a major contribution to the Boards and their committee structures. With the exception of Marike van Lier Lels who serves only on the Supervisory Board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the Boards of Reed Elsevier Group plc, Reed Elsevier PLC and the Supervisory Board of Reed Elsevier NV. Non-executive directors' fees reflect the directors' membership of the three Boards.

The primary source for comparative market data is the practice of FTSE 50 companies, although reference is also made to NYSE Euronext Amsterdam (AEX) Index and US-listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment and are not entitled to notice of, or payments following, retirement from the Boards.

Fee levels

Non-executive directors receive an annual fee in respect of their memberships of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to Marike van Lier Lels, who serves only on the Supervisory Board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance-related bonuses, pension provision, share options or other forms of benefit, except for the following: the Chairman receives private medical benefit and non-executive directors and the Chairman are provided with tax filing support to meet any tax filing obligations arising from their directorships with Reed Elsevier in countries other than their home country.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. The last fee review was during 2011 and the current fee arrangements took effect on 1 January 2012.

The fees for 2013 are unchanged from 2012 and are set out below.

	Annual fee 2013
Chairman	£550,000
Non-executive directors	£65,000/€80,000
Senior Independent Director	£20,000
Chairman of:	
– Audit Committee	£25,000/€30,000
– Remuneration Committee	£20,000

The total annual fee payable to Marike van Lier Lels is €65,000 (unchanged from 2012). The Chairman of Reed Elsevier does not receive committee chairman fees.

Total Shareholder Return graphs

As required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the graphs in this section show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. They compare the Reed Elsevier PLC performance with that achieved by the FTSE 100, and the Reed Elsevier NV performance with the performance achieved by the AEX Index, over the five-year period from 31 December 2007 to 31 December 2012.

For the five-year period from 31 December 2007, the TSR for Reed Elsevier PLC was 22.6%, against a FTSE 100 return of 11.7%. For Reed Elsevier NV during the same period, TSR was 8.4% against an AEX Index return of minus 19%. These indices are relevant since Reed Elsevier PLC is a member of the FTSE 100 index and Reed Elsevier NV is a member of the AEX Index.


REED ELSEVIER PLC v FTSE 100 – 5 YEARS
140%
120%
100%
80%
60%
40%
2007
2008
2009
2010
2011
2012
Reed Elsevier PLC
FTSE 100


REED ELSEVIER NV v AEX – 5 YEARS
140%
120%
100%
80%
60%
40%
2007
2008
2009
2010
2011
2012
Reed Elsevier NV
AEX

For the purposes of the charts, the total shareholder return is calculated on the basis of the average share price in the 30 trading days prior to the respective year end and on the assumption that dividends were reinvested.

Remuneration and share tables

The information set out in this section forms part of the audited disclosures in this Report. For the purposes of the disclosures in this section, the average exchange rates for the relevant year have been used.

Directors' emoluments and fees

Aggregate emoluments

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2012 £'000	2011 £'000
Salaries and fees	**2,972**	2,590
Benefits	**89**	56
Annual performance-related bonuses	**2,074**	1,634
Pension contributions	**44**	42
Total	**5,179**	4,322

Individual fees of non-executive directors

	2012 £*	2011 £*
Mark Elliott	**85,000**	70,000
Anthony Habgood	**550,000****	500,000**
Adrian Hennah (from 20 April 2011)	**65,000**	38,475
Lisa Hook	**65,000**	55,000
Marike van Lier Lels	**52,846*****	41,739***
Robert Polet	**65,000**	55,000
Sir David Reid	**85,000**	75,000
Lord Sharman (until 20 April 2011)	-	18,333
Linda Sanford (from 4 December 2012)	**5,416**	-
Ben van der Veer	**89,431*****	82,609***
Total	**1,062,693**	936,156

*The above figures exclude an imputed notional benefit in respect of tax filing support provided to non-executive directors for tax filings in countries other than their home country resulting from their directorship with Reed Elsevier. The incremental assessable benefit charge per relevant tax return has been agreed by PwC to amount to £300.
**Excludes private medical insurance benefit of £1,389 in respect of 2012 (£1,329 in 2011).
***The fees for Marike van Lier Lels and Ben van der Veer are paid in euro and were €65,000 and €110,000 respectively for 2012 (€48,000 and €95,000 respectively for 2011). For reporting purposes these were converted into pounds sterling at the average exchange rate for the year of reporting.

Other required disclosures

No loans, advances or guarantees have been provided on behalf of any director.

As disclosed in last year's Report, the 2009-11 cycle of awards made under ESOS and LTIP lapsed in early 2012 for Erik Engstrom and Mark Armour. The executive directors made no pre-tax gains during 2012 on any multi-year incentives, except for Mark Armour, who made a gain of £1,185 on the exercise of vested options during the year. Details are shown on page 88.

Individual emoluments of executive directors

	Salary £	Benefits £	Bonus £	Total 2012 £	Total 2011 £
Erik Engstrom	**1,050,625**	**28,396**	**1,149,909**	**2,228,930**	2,075,417
Mark Armour	**644,495**	**23,984**	**693,799**	**1,362,278**	1,263,563
Duncan Palmer*	**213,846**	**32,878**	**230,205**	**476,929**	n/a
Total	**1,908,966**	**85,258**	**2,073,913**	**4,068,137**	3,338,980

*The benefits figure for Duncan Palmer includes the balance of his company pension contribution which is paid to him as a cash allowance, as detailed under the Retirement Benefits section on page 83, which, for 2012, was £22,810.

Market value options awarded under ESOS and restricted shares awarded in the year of reporting under the BIP are set out by executive director on pages 88-89. Vesting is subject to performance conditions relating to growth in adjusted EPS and ROIC as described in the front section of this Report. The maximum number of options that can vest under the ESOS and the maximum number of restricted shares that can vest under the BIP is equivalent to the awards granted. The maximum number of shares which can vest under the September 2012 grants of performance share awards and restricted share awards to Duncan Palmer is equivalent to the awards granted. Erik Engstrom was the highest paid director in 2012.

Directors' shareholdings in Reed Elsevier PLC and Reed Elsevier NV

The interests of those individuals who were directors of Reed Elsevier PLC and Reed Elsevier NV as at 31 December 2012 in the issued share capital of the respective companies at the beginning and end of the year are shown below:

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2012*	31 December 2012	1 January 2012*	31 December 2012
Mark Armour	248,742	250,242	136,889	136,889
Mark Elliott	–	–	7,600	7,600
Erik Engstrom	107,040	107,040	447,356	509,556
Anthony Habgood	50,000	50,000	25,000	25,000
Adrian Hennah	5,163	5,163	–	–
Lisa Hook	–	–	–	4,800
Marike van Lier Lels	–	–	–	–
Duncan Palmer	–	–	–	–
Robert Polet	1,000	1,000	–	–
Sir David Reid	–	–	–	–
Linda Sanford	–	–	–	–
Ben van der Veer	–	–	5,000	5,000

*On date of appointment if subsequent to 1 January 2012.

There have been no changes in the interests of the current directors serving as at the date of this Report in the issued share capital of Reed Elsevier PLC or Reed Elsevier NV at the date of this Report.

Share-based awards in Reed Elsevier PLC and Reed Elsevier NV

Details of vested options (shown in orange) and unvested options and restricted shares held by executive directors in Reed Elsevier PLC (PLC) and Reed Elsevier NV (NV) as at 31 December 2012 are shown in the tables overleaf. Any awards that have been described as lapsed in prior year reports have been excluded. The shading in the tables denotes awards granted during the year of reporting. The vesting of outstanding unvested awards is subject to performance conditions in accordance with the provisions of the respective plan rules, except for the RSP award granted to Mr Palmer on joining Reed Elsevier. The conditions of vesting of this award are set out on page 84 of this Report. For disclosure purposes, any PLC and NV ADRs awarded under the BIP have been converted into ordinary share equivalents. At the date of this Report there have been no changes in the options or restricted shares held by executive directors in office at the date of this Report. The market price at the date of award of grants made under the multi-year incentives are based on the middle market price of the respective security.

Erik Engstrom

OPTIONS	Year of grant	Option over:	No. of options held on 1 Jan 2012	No. of options granted during 2012	Option price	No. of options exercised during 2012	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on 31 Dec 2012	Unvested options vesting on:	Options exercisable until:
ESOS	2004	PLC ord	63,460		£4.780				63,460		23 Aug 2014
		NV ord	43,866		€10.30				43,866		23 Aug 2014
	2005	PLC ord	154,517		£5.335				154,517		17 Feb 2015
		NV ord	105,412		€11.31				105,412		17 Feb 2015
	2006	PLC ord	178,895		£5.305				178,895		13 Mar 2016
		NV ord	120,198		€11.47				120,198		13 Mar 2016
	2011	PLC ord	139,146		£5.390				139,146	5 May 2014	5 May 2021
		NV ord	92,953		€8.969				92,953	5 May 2014	5 May 2021
	2012	PLC ord	–	**198,836**	£5.155				198,836	2 May 2015	2 May 2022
		NV ord	–	**139,742**	€9.030				139,742	2 May 2015	2 May 2022
LTIP	2004	PLC ord	325,163		£4.78				325,163		23 Aug 2014
		NV ord	224,766		€10.30				224,766		23 Aug 2014
Total PLC ords			861,181	**198,836**					1,060,017		
Total NV ords			587,195	**139,742**					726,937		

SHARES	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2012	No. of shares awarded during 2012	Market price per share at award	No. of shares vested during 2012	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on 31 Dec 2012	Date of performance testing	Date of release
BIP	2010	NV ord	140,378		€8.310				140,378	H1 2013	H1 2013
	2011	NV ord	122,352		€8.969				122,352	H1 2014	H1 2014
	2012	NV ord	–	**136,950**	€9.030				136,950	H1 2015	H1 2015
REGP	2010	PLC ord	643,086		£4.665				643,086	H1 2013	50% H1 2013 50% H1 2015
		NV ord	422,310		€8.310				422,310	H1 2013	50% H1 2013 50% H1 2015
Total PLC ords			643,086						643,086		
Total NV ords			685,040	**136,950**					821,990		

Mark Armour

OPTIONS	Year of grant	Option over:	No. of options held on 1 Jan 2012	No. of options granted during 2012	Option price	No. of options exercised during 2012	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on 31 Dec 2012	Unvested options vesting on:	Options exercisable until:
ESOS	2002	PLC ord	74,000		£6.000				–		Expired*
		NV ord	51,926		€13.94				–		Expired*
	2005	PLC ord	150,422		£5.335				150,422		17 Feb 2015
		NV ord	102,618		€11.31				102,618		17 Feb 2015
	2006	PLC ord	158,836		£5.305	1,500	£6.095	£1,185	157,336		13 Mar 2016
		NV ord	106,720		€11.47				106,720		13 Mar 2016
	2011	PLC ord	85,358		£5.390				56,905		9 May 2016**
		NV ord	57,021		€8.969				38,014		9 May 2016**
LTIP	2004	PLC ord	290,481		£4.872				290,481		19 Feb 2014
		NV ord	199,467		€10.57				199,467		19 Feb 2014
SAYE	2010	PLC ord	2,173		£4.176				2,173		30 Jun 2013
Total PLC ords			761,270			1,500			657,317		
Total NV ords			517,752						446,819		

*Expired unexercised on 22 February 2012.
**Pro-rated for service.

SHARES	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2012	No. of shares awarded during 2012	Market price per share at award	No. of shares vested during 2012	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on 31 Dec 2012	Date of performance testing	Date of release
BIP	2010	PLC ord	65,054		£4.665				65,054	H1 2013	H1 2013
		NV ord	42,512		€8.310				42,512	H1 2013	H1 2013
	2011	PLC ord	56,876		£5.390				37,917	H1 2014	H1 2014*
		NV ord	37,687		€8.969				25,124	H1 2014	H1 2014*
	2012	PLC ord	–	**90,987**	£5.155				30,329	H1 2015	H1 2015*
		NV ord	–	**21,028**	€9.030				7,009	H1 2015	H1 2015*
REGP	2010	PLC ord	394,495		£4.665				394,495	H1 2013	H1 2013
		NV ord	259,062		€8.310				259,062	H1 2013	H1 2013
Total PLC ords			516,425	**90,987**					527,795		
Total NV ords			339,261	**21,028**					333,707		

*Pro-rated for service.

Duncan Palmer

OPTIONS	Year of grant	Option over:	No. of options held on 1 Jan 2012	No. of options granted during 2012	Option price	No. of options exercised during 2012	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on 31 Dec 2012	Unvested options vesting on:	Options exercisable until:
ESOS	2012	PLC ord	–	67,331	£6.015				67,331	7 Sept 2015	7 Sept 2022
		NV ord	–	48,018	€10.560				48,018	7 Sept 2015	7 Sept 2022
Total PLC ords			–	**67,331**					67,331		
Total NV ords			–	**48,018**					48,018		

SHARES	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2012	No. of shares awarded during 2012	Market price per share at award	No. of shares vested during 2012	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on 31 Dec 2012	Date of performance testing	Date of release
PSP*	2012	PLC ord		**179,551**	£6.015				179,551	H1 2015	H1 2015
RSP*	2012	PLC ord		**249,376**	£6.015				249,376	–	50% H1 2014
										–	50% H1 2015
Total PLC ords			–	**428,927**					428,927		
Total NV ords			–	–					–		

*Half of Duncan Palmer's 2012 PSP and RSP awards which vest, if any, will be settled with Reed Elsevier NV ordinary shares. The number of NV shares will be calculated using the closing price of a Reed Elsevier NV share and the euro/pound sterling exchange rate on the date of grant.

Other required disclosures in respect of share-based awards

The number of shares and options that vest in respect of all outstanding (unvested) awards under the multi-year incentives depend on the extent to which performance conditions are met, except for the RSP grant to Duncan Palmer which vests subject to an ongoing employment condition.

In respect of the REGP grant to Erik Engstrom, the maximum number of shares that can vest is 150% of the number of shares shown in the tables above. In respect of ESOS and BIP, the number of awards shown in the table is the maximum capable of vesting. ESOS awards vest on the third anniversary and expire on the tenth anniversary of the date of grant. For the PSP and RSP awards granted to Duncan Palmer, the number of shares shown in the share tables reflects the maximum number of shares which can vest.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at the time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to these option grants as the SAYE is a UK all-employee scheme. Mr Engstrom and Mr Palmer have waived any right to participate in any local all-employee share based plans in any country including the HMRC approved all-employee UK Savings-Related Share Option Scheme (SAYE).

The middle market price of a Reed Elsevier PLC ordinary share at the date of award of grants in 2012 under the BIP was £5.155. The middle market price of a Reed Elsevier NV ordinary share at the date of award of grants in 2012 under the BIP was €9.03. The middle market price of a Reed Elsevier PLC ordinary share at the date of award of grants made to Mr Palmer on 7 September 2012 was £6.015.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range of £4.694 to £6.52 and at 31 December 2012 was £6.42. The middle market price of a Reed Elsevier NV ordinary share during the year was in the range of €8.17 to €11.37 and at 31 December 2012 was €11.185.

Dilution

At 31 December 2012, the estimated potential dilution over a ten-year period from awards over Reed Elsevier PLC shares under all share-based plans was 4.7% of the Reed Elsevier PLC share capital. The estimated potential dilution over the same period in respect of awards over Reed Elsevier NV shares was 4.9% of the Reed Elsevier NV share capital at 31 December 2012. The estimated potential dilution in relation to executive share-based plans was 4.3% of the Reed Elsevier PLC and 4.5% of the Reed Elsevier NV share capital at 31 December 2012.

Employee Benefit Trust

Any securities required to satisfy entitlements under the REGP, LTIP and BIP are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2012, amounted to 13,451,468 Reed Elsevier PLC ordinary shares (1.07% of issued share capital) and 6,990,101 Reed Elsevier NV ordinary shares (0.91% of issued share capital). These numbers include ordinary share equivalents held in the form of Reed Elsevier PLC ADRs and Reed Elsevier NV ADRs.

Approved by the Board of Reed Elsevier Group plc on 27 February 2013.

Mark Elliott
Chairman of the Remuneration Committee

Approved by the Board of Reed Elsevier PLC on 27 February 2013.

Mark Elliott
Non-Executive Director

Approved by the Combined Board of Reed Elsevier NV on 27 February 2013.

Mark Elliott
Member of the Supervisory Board

Report of the Audit Committees

This report has been prepared by the Audit Committees of Reed Elsevier PLC and Reed Elsevier NV in conjunction with the Audit Committee of Reed Elsevier Group plc (the Committees) and has been approved by the respective Boards. It provides an overview of the membership, responsibilities and activities of the Committees. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

Membership

The Committees comprise at least three independent Non-Executive Directors. The members of each of the Committees that served during the year are: Ben van der Veer (Chairman of the Committees), Sir David Reid, Adrian Hennah, Lisa Hook (until May 2012) and Linda Sanford (from appointment in December 2012). Sir David Reid and Adrian Hennah, both UK chartered accountants, and Ben van der Veer, a registered accountant in the Netherlands, are considered to have significant, recent and relevant financial experience. Sir David Reid has served on the Audit Committees for more than nine years and after having determined that he remained independent in character and judgement and there were also no relationships or circumstances which are likely to affect his independent judgement, he has remained a member of the Audit Committees to allow for an orderly transition to newly appointed directors.

Responsibilities

The main role and responsibilities of the Committees are to assist the respective Boards in fulfilling their oversight responsibilities regarding the integrity of Reed Elsevier's interim and financial statements and reporting process, risk management and internal controls, the external auditors' effectiveness, performance, qualifications and independence and the performance of the internal auditors. The Committees report to the respective Boards on their activities, identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The terms of reference of each Audit Committee are reviewed annually and a copy of each is published on the Reed Elsevier website, www.reedelsevier.com.

Principal activities

The Committees met five times during 2012. The Audit Committee meetings are typically attended by the Chief Executive Officer, the Chief Financial Officer, the Reed Elsevier Group plc group financial controller, the Reed Elsevier Group plc chief legal officer, chief risk officer and director of internal audit, and audit partners of the external auditors. Additionally, the managing director and senior representatives of the external auditors of Elsevier Reed Finance BV attend the July and February meetings of the parent company Audit Committees.

In discharging their principal responsibilities in respect of the 2012 financial year, the Committees have:

(i) received and discussed reports from the Reed Elsevier Group plc group financial controller that set out areas of significance in the preparation of the financial statements, including: review of the carrying values of goodwill and intangible assets, disposals, application of revenue recognition and cost capitalisation policies, review of uncertain tax positions, provisions for lease obligations, and the use of the going concern basis in the preparation of the financial statements. The Committees also received written reports from the external auditors summarising the most significant findings from their audit work.

(ii) reviewed the critical accounting policies and compliance with applicable accounting standards and other disclosure requirements and received regular update reports on accounting and regulatory developments.

(iii) received and discussed regular reports from the Reed Elsevier Group plc chief risk officer and director of internal audit summarising the status of Reed Elsevier risk management activities and the findings from internal audit reviews and the actions agreed with management. Areas of focus in 2012 included: management of investment programmes; regulatory compliance and review of information security including the management of data privacy; business continuity planning; and continued compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal controls over financial reporting.

(iv) reviewed and approved the internal audit plan for 2012 and monitored execution, including progress in respect of recommendations made. Reviewed the resources, terms of reference and effectiveness of the Reed Elsevier Group plc risk management and internal audit functions.

(v) received presentations from: the Reed Elsevier Group plc chief compliance officer on the compliance programmes, including the operation of Reed Elsevier's codes of conduct, training programmes, whistleblowing arrangements and procedures in respect of the UK Bribery Act requirements; the Reed Elsevier Inc. general counsel on the management of data privacy, security and compliance; the Reed Elsevier Group plc IT security officer on information technology security; and the Reed Elsevier Group plc chief legal officer on legal issues and claims.

(vi) received updates from the Reed Elsevier Group plc group treasurer on pension arrangements and funding, treasury policies and risk management, compliance with treasury policies, and global insurance arrangements.

(vii) received presentations from the Reed Elsevier Group plc head of group taxation on tax policies and related matters.

(viii) received regular updates from the chief financial officer on developments within the finance function.

(ix) received presentations on a rotational basis from the chief financial officers of major businesses on the priorities for the finance functions and the risk management and internal control activities.

External audit effectiveness

Reed Elsevier has a well established policy on audit effectiveness and independence of auditors that sets out inter alia: the responsibilities of each Audit Committee in the selection of auditors to be proposed for appointment or reappointment and for agreement on the terms of their engagement and the scope of the annual audit; the auditor independence requirements and the policy on the provision of non audit services; the rotation of audit partners and staff; and the conduct of meetings between the auditors and the Audit Committees. The policy is available on the Reed Elsevier website, www.reedelsevier.com.

The auditors are precluded from engaging in non audit services that would compromise their independence or violate any professional requirements or regulations affecting their appointment as auditors. The auditors may, however, provide non audit services which do not conflict with their independence, and where their skills and experience make them a logical supplier, subject to pre-approval by the Audit Committees. The Committees have, each quarter, reviewed and agreed the non audit services provided in 2012, together with the associated fees which are set out in note 3 to the combined financial statements. The non audit services provided were in the areas of tax compliance, due diligence and other transaction related services. In compliance with recent Dutch regulatory developments, from 2013 non audit services performed in the Netherlands will be limited to audit related activities, subject to transitional arrangements for engagements already in progress. The Committees will consider further policy amendments during the course of 2013 as the scope of this regulatory change is clarified.

The external auditors are required to rotate the lead audit partners responsible for the audit engagements every five years. The lead engagement partner for Reed Elsevier PLC has now completed his fourth year of auditing Reed Elsevier's financial statements and the lead engagement partner for Reed Elsevier NV has completed three years. Any decision to open the audit to tender is taken only on the recommendation of the Committees. The external auditors have confirmed their independence and compliance with the Reed Elsevier policy on auditor independence.

The Committees have monitored regulatory developments in the UK and the Netherlands and will consider auditor tender and rotation in line with the transitional arrangements set out in the revised UK Corporate Governance Code and recent Dutch legislation. Any further developments in 2013 will be studied when considering the appointment of auditors for future years.

The Committees conducted an annual review during 2012 of the performance of the external auditors and the effectiveness of the external audit process for the year ended 31 December 2011. Based on this review, and on their subsequent observations on the planning and execution of the external audit for the year ended 31 December 2012, the Committees have recommended to the respective Boards that resolutions for the reappointment of the external auditors be proposed at the forthcoming Annual General Meetings. Deloitte LLP and Deloitte Accountants BV or their predecessor Deloitte firms were first appointed respectively auditors of Reed Elsevier PLC and Reed Elsevier NV for the financial year ended 31 December 1994. In addition to the annual review of the performance of the external auditors and the effectiveness of the audit process, at least every four years, the Committees will consider whether the objectives of the audit would be better served through a formal tender process for the auditor appointment.

The effectiveness of the operation of the Audit Committees was reviewed as part of the effectiveness review of the Boards in February 2013.

Ben van der Veer
Chairman of the Audit Committees
27 February 2013

Financial statements and other information

In this section

Combined income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 £m	2011 £m
Revenue	1	**6,116**	6,002
Cost of sales		**(2,139)**	(2,126)
Gross profit		**3,977**	3,876
Selling and distribution costs		**(1,015)**	(1,075)
Administration and other expenses		**(1,628)**	(1,626)
Operating profit before joint ventures		**1,334**	1,175
Share of results of joint ventures		**24**	30
Operating profit	2	**1,358**	1,205
Finance income	7	**16**	17
Finance costs	7	**(232)**	(252)
Net finance costs		**(216)**	(235)
Disposals and other non operating items	8	**45**	(22)
Profit before tax		**1,187**	948
Taxation	9	**(113)**	(181)
Net profit for the year		**1,074**	767
Attributable to:			
Parent companies' shareholders		**1,069**	760
Non-controlling interests		**5**	7
Net profit for the year		**1,074**	767

Combined statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 £m	2011 £m
Net profit for the year		**1,074**	767
Exchange differences on translation of foreign operations		**(136)**	32
Actuarial losses on defined benefit pension schemes	5	**(329)**	(113)
Fair value movements on available for sale investments		**–**	(1)
Transfer to net profit on disposal of available for sale investments		**11**	–
Fair value movements on cash flow hedges		**70**	(24)
Transfer to net profit from cash flow hedge reserve (net of tax)	18	**21**	37
Tax recognised directly in equity	9	**88**	42
Other comprehensive expense for the year		**(275)**	(27)
Total comprehensive income for the year		**799**	740
Attributable to:			
Parent companies' shareholders		**794**	733
Non-controlling interests		**5**	7
Total comprehensive income for the year		**799**	740

Combined statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 £m	2011 £m
Cash flows from operating activities			
Cash generated from operations	11	**1,847**	1,735
Interest paid		**(231)**	(247)
Interest received		**7**	12
Tax paid (net)		**(216)**	(218)
Net cash from operating activities		**1,407**	1,282
Cash flows from investing activities			
Acquisitions	11	**(316)**	(481)
Purchases of property, plant and equipment		**(70)**	(85)
Expenditure on internally developed intangible assets		**(263)**	(265)
Purchase of investments		**(7)**	(10)
Proceeds from disposals of property, plant and equipment		**7**	7
Gross proceeds from other disposals		**235**	101
Payments on other disposals		**(82)**	(21)
Dividends received from joint ventures		**20**	33
Net cash used in investing activities		**(476)**	(721)
Cash flows from financing activities			
Dividends paid to shareholders of the parent companies		**(521)**	(497)
Distributions to non-controlling interests		**(4)**	(9)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		**(434)**	210
Issuance of other loans		**592**	-
Repayment of other loans		**(437)**	(248)
Repayment of finance leases		**(4)**	(22)
Disposal/(acquisition) of non-controlling interests		**7**	(48)
Repurchase of ordinary shares		**(250)**	-
Proceeds on issue of ordinary shares		**48**	9
Net cash used in financing activities		**(1,003)**	(605)
Decrease in cash and cash equivalents	11	**(72)**	(44)
Movement in cash and cash equivalents			
At start of year		**726**	742
Decrease in cash and cash equivalents		**(72)**	(44)
Exchange translation differences		**(13)**	28
At end of year		**641**	726

Combined statement of financial position

AS AT 31 DECEMBER	Note	2012 £m	2011 £m
Non-current assets			
Goodwill	14	**4,545**	4,729
Intangible assets	15	**3,275**	3,494
Investments in joint ventures	16	**100**	124
Other investments	16	**79**	64
Property, plant and equipment	17	**264**	288
Deferred tax assets	19	**79**	212
Derivative financial instruments		**138**	–
		8,480	8,911
Current assets			
Inventories and pre-publication costs	20	**159**	190
Trade and other receivables	21	**1,380**	1,483
Derivative financial instruments		**57**	149
Cash and cash equivalents	11	**641**	726
		2,237	2,548
Assets held for sale	22	**297**	44
Total assets		**11,014**	11,503
Current liabilities			
Trade and other payables	23	**2,544**	2,657
Derivative financial instruments		**11**	69
Borrowings	24	**730**	982
Taxation		**603**	677
Provisions	26	**30**	39
		3,918	4,424
Non-current liabilities			
Borrowings	24	**3,162**	3,300
Deferred tax liabilities	19	**919**	1,236
Net pension obligations	5	**466**	242
Provisions	26	**139**	87
		4,686	4,865
Liabilities associated with assets held for sale	22	**96**	17
Total liabilities		**8,700**	9,306
Net assets		**2,314**	2,197
Capital and reserves			
Combined share capitals	28	**223**	223
Combined share premiums	28	**2,727**	2,723
Combined shares held in treasury	28	**(899)**	(663)
Translation reserve		**(23)**	88
Other combined reserves	29	**252**	(199)
Combined shareholders' equity		**2,280**	2,172
Non-controlling interests		**34**	25
Total equity		**2,314**	2,197

Combined statement of changes in equity

	Note	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Combined shareholders' equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2011		224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the year		–	–	–	32	701	733	7	740
Dividends paid	13	–	–	–	–	(497)	(497)	(9)	(506)
Issue of ordinary shares, net of expenses		–	9	–	–	–	9	–	9
Increase in share based remuneration reserve		–	–	–	–	27	27	–	27
Settlement of share awards		–	–	7	–	(7)	–	–	–
Acquisitions		–	–	–	–	–	–	5	5
Acquisition of non-controlling interests		–	–	–	–	(43)	(43)	(5)	(48)
Exchange differences on translation of capital and reserves		(1)	(40)	7	27	7	–	–	–
Balance at 1 January 2012		**223**	**2,723**	**(663)**	**88**	**(199)**	**2,172**	**25**	**2,197**
Total comprehensive income for the year		**–**	**–**	**–**	**(136)**	**930**	**794**	**5**	**799**
Dividends paid	13	**–**	**–**	**–**	**–**	**(521)**	**(521)**	**(4)**	**(525)**
Issue of ordinary shares, net of expenses		**1**	**47**	**–**	**–**	**–**	**48**	**–**	**48**
Repurchase of ordinary shares		**–**	**–**	**(250)**	**–**	**–**	**(250)**	**–**	**(250)**
Increase in share based remuneration reserve		**–**	**–**	**–**	**–**	**31**	**31**	**–**	**31**
Settlement of share awards		**–**	**–**	**7**	**–**	**(7)**	**–**	**–**	**–**
Acquisitions		**–**	**–**	**–**	**–**	**–**	**–**	**9**	**9**
Disposal of non-controlling interests		**–**	**–**	**–**	**–**	**6**	**6**	**1**	**7**
Exchange differences on translation of capital and reserves		**(1)**	**(43)**	**7**	**25**	**12**	**–**	**(2)**	**(2)**
Balance at 31 December 2012		**223**	**2,727**	**(899)**	**(23)**	**252**	**2,280**	**34**	**2,314**

Accounting policies

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB). The combined financial statements are prepared on a going concern basis, as explained on page 72.

The Reed Elsevier accounting policies under IFRS are set out below.

Basis of preparation

The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the acquisition method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Non-controlling interests in the net assets of the combined businesses are identified separately from combined shareholders' equity. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling share of changes in equity since the date of acquisition.

These financial statements form part of the statutory information to be provided by Reed Elsevier NV, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 2006 or the Dutch Civil Code. Additional information is given in the Annual Reports and Financial Statements of the parent companies set out on pages 147 to 194. A list of principal businesses is set out on page 204.

Foreign exchange translation

The combined financial statements are presented in pounds sterling. Additional information providing a translation into euros of the primary Reed Elsevier combined financial statements and selected notes is presented on pages 133 to 146.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies as set out below.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the statement of financial position date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier's accounting policies in respect of derivative financial instruments are set out below.

Revenue

Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions – on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation and transactional – on despatch or occurrence of the transaction; advertising – on publication or over the period of online display; and exhibitions – on occurrence of the exhibition.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

Employee benefits

The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they occur.

Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the statement of financial position at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the statement of financial position. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration

The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All Reed Elsevier's share based remuneration is equity settled.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to bring to use are capitalised. All other interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the period of borrowing so as to produce a constant periodic rate of charge.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the date of the statement of financial position.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that have been substantively enacted at the date of the statement of financial position. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Goodwill

On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets

Intangible assets acquired as part of a business combination are stated in the statement of financial position at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the statement of financial position at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets – 3 to 40 years; content, software and other acquired intangible assets – 3 to 20 years; and internally developed intangible assets – 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to impairment review at least annually.

Property, plant and equipment

Property, plant and equipment are stated in the statement of financial position at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements – shorter of life of lease and 10 years; plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years.

Investments
Investments, other than investments in joint ventures and associates, are stated in the statement of financial position at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management's estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Independent valuation experts are used as appropriate.

Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in Reed Elsevier's share of net assets, less any impairment in value.

Impairment
At each statement of financial position date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount, which is the higher of value in use and fair value less costs to sell, of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement in administration and other expenses.

Inventories and pre-publication costs
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment or software and the corresponding liability to pay rentals is shown net of interest in the statement of financial position as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the statement of financial position at fair value.

Assets held for sale
Assets of businesses that are available for immediate sale in their current condition and for which a sales process is considered highly probable to complete are classified as assets held for sale, and are carried at the lower of carrying value and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position.

Financial instruments
Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above. (These investments are classified as either Level 1 or 2 in the IFRS7 fair value hierarchy.)

Trade receivables are carried in the statement of financial position at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded initially at fair value and subsequently at amortised cost.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the statement of financial position at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using observable market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at observable market rates. (These instruments are accordingly classified as Level 2 in the IFRS7 fair value hierarchy.)

Cash flow hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

Provisions
Provisions are recognised when a present obligation exists as a result of a past event, the obligation is reasonably estimable and it is probable that settlement will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the statement of financial position date.

Shares held in treasury
Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty
The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions, litigation, taxation, and property provisioning.

Goodwill and acquired intangible assets
On acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of acquired intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets are capitalised and amortised systematically over their estimated useful lives, subject to impairment review.

Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets in relation to acquired science and medical publishing businesses have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The carrying amounts of goodwill and indefinite lived intangible assets in each business are reviewed for impairment at least annually. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on latest management cash flow projections. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a five-year forecast period, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each business. The pre-tax discount rates applied are 11.4% for Scientific, Technical & Medical, 11.8% for Risk Solutions, 11.5-12.9% for Business Information, 11.6% for Legal and 11.2-12.9% for Exhibitions. The nominal long term growth rates, which are based on historical growth rates and the growth prospects for businesses, are 3%. There were no charges for impairment of acquired intangible assets and goodwill in 2012 (2011: nil).

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in the discount rate of 0.5%; a decrease in the compound annual growth rate for adjusted operating cash flow in the five-year forecast period of 2.0%; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that no impairment charges would result under any of the sensitivity scenarios. Further information is provided in note 14 to the combined financial statements.

Share based remuneration
Share based remuneration is determined based on the fair value of an award at the date of grant, and is spread over the vesting period on a straight line basis, taking into account the number of shares that are expected to vest. The fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo

simulation model as appropriate, which requires judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. The number of awards that are expected to vest requires judgements to be made regarding forfeiture rates and the extent to which performance conditions will be met. The assumptions are determined in conjunction with independent actuaries based on historical data and trends.

The assumptions of share price volatility of 30%, of expected share option life of four years, and of expected lapse rate of 2-5% are based on relevant historical data. Other judgements made on grant are based on market data. Assumptions as to future performance against non market related vesting conditions are based on management estimates. The charge for share based and related remuneration was £26m in 2012 (2011: £27m). Further information is provided in note 6 to the combined financial statements.

Pensions
Accounting for defined benefit pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. These best estimates of future developments are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by independent actuaries.

The principal assumptions as at 31 December 2012, expressed as a weighted average of the various defined benefit pension schemes, were a discount rate of 4.4% (2011: 5.2%; 2010: 5.6%), an expected rate of salary increases of 3.2% (2011: 3.5%; 2010: 4.1%) and inflation of 2.7% (2011: 2.9%; 2010: 3.2%). The expected return on scheme assets set at the beginning of the year was 6.2% for 2012 and 6.8% for 2011. Future pension increases are assumed at 2.8% (2011: 2.9%; 2010: 3.2%) and average life expectancy of 88-89 years (2011: 88-89 years) for scheme members currently aged 45 and 60 years. The net defined benefit pension expense was £18m (2011: £23m). The service cost was £43m (2011: £57m) after pension curtailment credits of £20m (2011: £9m) from changes to pension plan design and staff reductions. The net pension financing credit is based on market data at the beginning of the year and was £25m (2011: £34m) reflecting the increase in scheme liabilities at the beginning of the year compared with a year before and lower expected asset returns. Further information and sensitivity analysis is provided in note 5 to the combined financial statements.

Litigation
Reed Elsevier is involved in various legal proceedings, which arise in the normal course of its business, relating to commercial disputes, employment, data security and product liability. Provisions for liabilities are recognised when it is probable that a settlement is required. Although the outcome of legal proceedings is uncertain, the ultimate resolution of such matters is not expected to have a material impact on results.

Taxation
Reed Elsevier is subject to tax in numerous jurisdictions, giving rise to complex tax issues that require management to exercise judgement in making tax determinations. While Reed Elsevier is confident that tax returns are appropriately prepared and filed, amounts are provided in respect of uncertain tax positions that reflect the risk with respect to tax matters under active discussion with tax authorities, or which are otherwise considered to involve uncertainty. Amounts are provided using the best estimate of tax expected to be paid based on a qualitative assessment of all relevant factors. However, it is possible that at some future date liabilities may be adjusted as a result of audits by taxing authorities. Discussions with tax authorities relating to cross border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

In addition, estimation of income taxes includes assessments of the recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The recoverability of these assets is reassessed at the end of each reporting period, and changes in recognition of deferred tax assets will affect the tax liability in the period of that reassessment.

Property provisions
Reed Elsevier has exposures to sub lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these exposures. Estimation of the provisions requires judgement in respect of future head lease costs, sub lease income and the length of vacancy periods. The charge for property provisions was £62m (2011: £16m) relating to surplus property arising on the restructuring, sale and closure of Business Information businesses and includes expected losses on sub leases entered into during 2012 and an estimate of vacancy periods and future market conditions. Further information is provided in note 26 to the combined financial statements.

Other significant accounting policies
The accounting policies in respect of revenue recognition, pre-publication costs and development spend are also significant in determining the financial condition and results of the Reed Elsevier combined businesses, although the application of these policies is more straightforward.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenues based on historical return rates. Where sales consist of two or more components that operate independently, revenue is recognised as each component is completed by performance, based on attribution of relative value.

Pre-publication costs incurred in the creation of content prior to production and publication are typically deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend embraces investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out at least annually.

Standards and amendments effective for the year
The interpretations and amendments to IFRS effective for 2012 have not had a significant impact on Reed Elsevier's accounting policies or reporting.

Standards, amendments and interpretations not yet effective
New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IAS19 – Employee Benefits (revised) (effective for the 2013 financial year). The revised standard inter alia changes the methodology to be used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are to be calculated by reference to the discount rate of a high quality corporate bond (being also the discount rate applied in the calculation of pension obligations) and no longer based on the expected returns on scheme assets. Typically the effect will be to reduce the asset returns recognised in the income statement. As required under the revised standard, comparatives will be restated accordingly. The revised standard also prohibits the use of certain accounting alternatives, previously permitted, that enabled the smoothing of volatility in the income statement and balance sheet in relation to pensions, but this will not affect Reed Elsevier's pension accounting as such alternatives were not applied. There is no change to the measurement of pension scheme assets and obligations under the revised standard for Reed Elsevier.

Adoption of IAS19 (revised) will have no impact on Reed Elsevier's combined balance sheet or cash flows. The net pension financing credit or charge will, with effect from 1 January 2013, be presented within net finance costs in Reed Elsevier's combined income statement, rather than within operating profit as currently reported. Given that the revised standard may introduce greater volatility to the income statement, following adoption on 1 January 2013 the net pension financing credit or charge will be excluded from the adjusted earnings figures used by Reed Elsevier as additional performance measures.

Had IAS19 (revised) and related presentation been in effect for the 2012 financial year, operating profit for the twelve months to 31 December 2012 would have been £25m lower (2011: £34m) and net finance costs would have been higher by £11m (2011: £9m). On an adjusted basis, profit before tax would have been £25m lower (2011: £34m). The balance sheet and cash flows would have been unchanged.

IFRS9 – Financial Instruments (effective for the 2015 financial year). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

IFRS10 – Consolidated Financial Statements (effective for the 2013 financial year). The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee. IFRS10 replaces IAS27 – Separate Financial Statements. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of the consolidation of entities in the combined financial statements.

IFRS11 – Joint Arrangements (effective for the 2013 financial year). This standard classifies joint arrangements as either joint ventures or a joint operation and removes the option to proportionately consolidate joint ventures. IFRS11 replaces IAS28 – Investments in Associates and Joint Ventures. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of the joint ventures in the combined financial statements.

IFRS12 – Disclosure of Interests in Other Entities (effective for the 2013 financial year). The standard combines the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities into one standard. Adoption of the standard may result in additional disclosures in the combined financial statements but is not expected to have a significant impact on Reed Elsevier's reporting.

IFRS13 – Fair Value Measurement (effective for the 2013 financial year). The standard consolidates the guidance and disclosure requirements of fair value measurement contained throughout IFRS and also requires new disclosures related to valuation techniques and inputs into fair value measurements. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

IAS1 – Presentation of Items of Other Comprehensive Income – Amendments to IAS1 (effective for the 2013 financial year). The standard amends the grouping of items presented in the statement of comprehensive income into items that may be reclassified (or recycled) to the profit or loss in a future period and items that will never be reclassified. Adoption of the standard will lead to some re-presentation of the items in the statement of comprehensive income in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier's accounting policies and reporting.

Notes to the combined financial statements

for the year ended 31 December 2012

1 Segment analysis

Reed Elsevier's reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a world leading provider of professional information solutions organised as five business segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk Solutions, providing tools that combine proprietary, public and third-party information with advanced technology and analytics; Business Information, providing data services, information and marketing solutions to business professionals; Legal, providing legal, tax, regulatory news & business information to legal, corporate, government, accounting and academic markets; and Exhibitions, organising exhibitions and conferences.

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. It is stated before amortisation of acquired intangible assets, the share of profit on disposals in joint ventures, acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating profit is reconciled to operating profit in note 10.

ANALYSIS BY BUSINESS SEGMENT	Revenue		Operating profit		Adjusted operating profit	
	2012 £m	2011 £m	**2012 £m**	2011 £m	**2012 £m**	2011 £m
Scientific, Technical & Medical	**2,063**	2,058	**706**	695	**780**	768
Risk Solutions	**926**	908	**281**	181	**392**	362
Business Information	**663**	695	**76**	68	**119**	110
Legal	**1,610**	1,634	**146**	144	**234**	229
Exhibitions	**854**	707	**171**	132	**210**	167
Sub-total	**6,116**	6,002	**1,380**	1,220	**1,735**	1,636
Corporate costs	**–**	–	**(47)**	(49)	**(47)**	(44)
Unallocated net pension financing credit	**–**	–	**25**	34	**25**	34
Total	**6,116**	6,002	**1,358**	1,205	**1,713**	1,626

Revenue is analysed before the £91m (2011: £128m) share of joint ventures' revenue, of which £2m (2011: £2m) relates to Business Information, £22m (2011: £23m) relates to Legal, principally to Giuffrè, and £67m (2011: £103m) relates to Exhibitions.

Share of post-tax results of joint ventures of £24m (2011: £30m) included in operating profit comprises nil (2011: £1m) relating to Business Information, £2m (2011: £4m) relating to Legal and £22m (2011: £25m) relating to Exhibitions. The unallocated net pension financing credit of £25m (2011: £34m) comprises the expected return on pension scheme assets of £221m (2011: £235m) less interest on pension scheme liabilities of £196m (2011: £201m).

ANALYSIS OF REVENUE BY GEOGRAPHICAL ORIGIN	**2012 £m**	2011 £m
North America	**3,122**	3,103
United Kingdom	**966**	947
The Netherlands	**611**	616
Rest of Europe	**788**	783
Rest of world	**629**	553
Total	**6,116**	6,002

1 Segment analysis continued

ANALYSIS OF REVENUE BY GEOGRAPHICAL MARKET

	2012 £m	2011 £m
North America	**3,154**	3,219
United Kingdom	**442**	485
The Netherlands	**165**	189
Rest of Europe	**1,176**	1,095
Rest of world	**1,179**	1,014
Total	**6,116**	6,002

ANALYSIS OF REVENUE BY TYPE

	2012 £m	2011 £m
Subscriptions	**2,978**	2,819
Circulation/transactions	**1,602**	1,649
Advertising	**350**	437
Exhibitions	**846**	700
Other	**340**	397
Total	**6,116**	6,002

ANALYSIS BY BUSINESS SEGMENT

	Expenditure on acquired goodwill and intangible assets		Capital expenditure additions		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m	2012 £m	2011 £m
Scientific, Technical & Medical	**120**	43	**106**	94	**68**	72	**82**	69
Risk Solutions	**15**	–	**21**	23	**109**	156	**23**	26
Business Information	**–**	532	**17**	18	**37**	29	**14**	15
Legal	**80**	–	**173**	203	**83**	78	**92**	87
Exhibitions	**178**	36	**25**	22	**32**	24	**16**	10
Total	**393**	611	**342**	360	**329**	359	**227**	207

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes amounts in respect of joint ventures of £1m (2011: £4m) in Exhibitions. Other than the depreciation and amortisation above, non cash items include £31m (2011: £27m) relating to the recognition of share based remuneration, comprising £5m (2011: £5m) in Scientific, Technical & Medical, nil (2011: £3m) in Risk Solutions, £3m (2011: £2m) in Business Information, £7m (2011: £6m) in Legal, £4m (2011: £3m) in Exhibitions and £12m (2011: £8m) in Corporate.

ANALYSIS OF NON-CURRENT ASSETS BY GEOGRAPHICAL LOCATION

	2012 £m	2011 £m
North America	**6,514**	6,984
United Kingdom	**524**	517
The Netherlands	**120**	123
Rest of Europe	**729**	783
Rest of world	**376**	292
Total	**8,263**	8,699

Non-current assets by geographical location exclude amounts relating to deferred tax and derivative financial instruments.

Notes to the combined financial statements

for the year ended 31 December 2012

2 Operating profit

Operating profit is stated after charging/(crediting) the following:

	Note	2012 £m	2011 £m
Staff costs			
Wages and salaries		**1,543**	1,535
Social security costs		**187**	173
Pensions	5	**64**	62
Share based and related remuneration		**26**	27
Total staff costs		**1,820**	1,797
Depreciation and amortisation			
Amortisation of acquired intangible assets	15	**328**	355
Share of joint ventures' amortisation of acquired intangible assets		**1**	4
Amortisation of internally developed intangible assets	15	**151**	132
Depreciation of property, plant and equipment	17	**76**	75
Total depreciation and amortisation		**556**	566
Other expenses and income			
Pre-publication costs, inventory expenses and other cost of sales		**2,139**	2,126
Operating lease rentals expense		**112**	116
Operating lease rentals income		**(10)**	(11)

Depreciation and amortisation charges are included within administration and other expenses.

3 Auditors' remuneration

	2012 £m	2011 £m
Auditors' remuneration		
For audit services	**4.7**	4.7
For non audit services	**1.8**	1.1
Total auditors' remuneration	**6.5**	5.8

Auditors' remuneration for audit services comprises £0.5m (2011: £0.5m) payable to the auditors of the parent companies and £4.2m (2011: £4.2m) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors' remuneration for non audit services comprises: £0.8m (2011: £0.7m) for tax compliance services, £0.7m (2011: £0.2m) for other audit related assurance services and £0.3m (2011: £0.2m) for due diligence and other transaction related services. Reed Elsevier's policy on auditor independence is set out on page 92.

4 Personnel

NUMBER OF PEOPLE EMPLOYED	At 31 December		Average during the year	
	2012	2011	**2012**	2011
Business segment				
Scientific, Technical & Medical	**7,000**	6,900	**7,000**	6,900
Risk Solutions	**4,100**	4,000	**4,000**	4,300
Business Information	**4,800**	5,600	**5,200**	5,400
Legal	**10,400**	10,300	**10,400**	10,400
Exhibitions	**3,200**	2,800	**3,000**	2,700
Sub-total	**29,500**	29,600	**29,600**	29,700
Corporate/shared functions	**900**	900	**900**	900
Total	**30,400**	30,500	**30,500**	30,600
Geographical location				
North America	**15,700**	16,000	**15,900**	16,300
United Kingdom	**4,100**	4,600	**4,200**	4,600
The Netherlands	**1,600**	1,600	**1,600**	1,600
Rest of Europe	**3,600**	3,700	**3,700**	3,800
Rest of world	**5,400**	4,600	**5,100**	4,300
Total	**30,400**	30,500	**30,500**	30,600

5 Pension schemes

A number of pension schemes are operated around the world. Historically, the major schemes have been of the defined benefit type with assets held in separate trustee administered funds. The largest defined benefit schemes are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

The principal assumptions for the purpose of valuation under IAS19 – Employee Benefits are determined for each scheme in conjunction with the respective schemes' independent actuaries and are presented below as the weighted average of the various defined benefit pension schemes. The defined benefit pension expense for each year is based on the assumptions and scheme valuations set at 31 December of the prior year.

	As at 31 December		
	2012	2011	2010
Discount rate	**4.4%**	5.2%	5.6%
Expected rate of return on scheme assets	**n/a**	6.2%	6.8%
Expected rate of salary increases	**3.2%**	3.5%	4.1%
Inflation	**2.7%**	2.9%	3.2%
Future pension increases	**2.8%**	2.9%	3.2%

The discount rate is set by reference to AA corporate bond yields. The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices and market expectations of real rates of return. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and the actuaries' expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below:

AVERAGE LIFE EXPECTANCY (AT 31 DECEMBER)	2012		2011	
	Male (years)	**Female (years)**	Male (years)	Female (years)
Member currently aged 60	**88**	**88**	88	87
Member currently aged 45	**89**	**89**	89	88

Notes to the combined financial statements

for the year ended 31 December 2012

5 Pension schemes continued

The pension expense recognised within the income statement comprises:

	2012 £m	2011 £m
Service cost (including settlement and curtailment credits of £20m (2011: £9m))	**43**	57
Interest on pension scheme liabilities	**196**	201
Expected return on scheme assets	**(221)**	(235)
Net defined benefit pension expense	**18**	23
Defined contribution pension expense	**46**	39
Total pension expense	**64**	62

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2012			2011		
	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	**(3,876)**	**3,634**	**(242)**	(3,677)	3,507	(170)
Service cost	**(43)**	**–**	**(43)**	(57)	–	(57)
Interest on pension scheme liabilities	**(196)**	**–**	**(196)**	(201)	–	(201)
Expected return on scheme assets	**–**	**221**	**221**	–	235	235
Actuarial (loss)/gain	**(416)**	**87**	**(329)**	(78)	(35)	(113)
Contributions by employer	**–**	**116**	**116**	–	66	66
Contributions by employees	**(11)**	**11**	**–**	(11)	11	–
Benefits paid	**216**	**(216)**	**–**	141	(141)	–
Exchange translation differences	**54**	**(47)**	**7**	7	(9)	(2)
At end of year	**(4,272)**	**3,806**	**(466)**	(3,876)	3,634	(242)

The net pension obligations of £466m (2011: £242m) at 31 December 2012 comprise schemes in deficit with net pension obligations of £466m (2011: £242m) and schemes in surplus with net pension assets of nil (2011: nil).

As at 31 December 2012 the defined benefit obligations comprise £4,112m (2011: £3,721m) in relation to funded schemes and £160m (2011: £155m) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2011: 19 years). Deferred tax assets of £153m (2011: £86m) are recognised in respect of the pension scheme deficits.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return as at 31 December, are shown below:

	2012		2011		
	Fair value of scheme assets £m	Proportion of total scheme assets	Expected rate of return on scheme assets	Fair value of scheme assets £m	Proportion of total scheme assets
Equities	**1,804**	**47%**	8.7%	1,699	47%
Bonds	**1,715**	**45%**	3.7%	1,722	47%
Other	**287**	**8%**	4.3%	213	6%
Total	**3,806**	**100%**	6.2%	3,634	100%

The actual return on scheme assets for the year ended 31 December 2012 was a £308m gain (2011: £200m gain).

5 Pension schemes continued

A summary of pension balances in respect of funded and unfunded schemes for the five years ended 31 December 2012 is set out below:

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Fair value of scheme assets	**3,806**	3,634	3,507	3,067	2,682
Defined benefit obligations	**(4,272)**	(3,876)	(3,677)	(3,302)	(3,051)
Net pension obligations	**(466)**	(242)	(170)	(235)	(369)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of comprehensive income are set out below:

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Gains and losses arising during the year:					
Experience (losses)/gains on scheme liabilities	**(32)**	(27)	(43)	18	(9)
Experience (losses)/gains on scheme assets	**87**	(35)	198	301	(765)
Actuarial (losses)/gains arising on the present value of scheme liabilities due to changes in:					
- discount rates	**(552)**	(238)	(162)	(249)	202
- inflation	**74**	182	(50)	(124)	198
- other actuarial assumptions	**94**	5	(6)	60	27
	(329)	(113)	(63)	6	(347)
Net cumulative (losses)/gains at start of year	**(265)**	(152)	(89)	(95)	252
Net cumulative losses at end of year	**(594)**	(265)	(152)	(89)	(95)

Regular contributions to defined benefit pension schemes in respect of 2013 are expected to be approximately £55m.

Sensitivity analysis

Valuation of Reed Elsevier's pension scheme liabilities involves judgements about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors, determined in conjunction with independent actuaries. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual service cost and the defined benefit pension obligations:

	£m
Increase/decrease of 0.25% in discount rate:	
Decrease/increase in annual service cost	5
Decrease/increase in defined benefit pension obligations	195
Increase/decrease of one year in assumed life expectancy:	
Increase/decrease in annual service cost	1
Increase/decrease in defined benefit pension obligations	104
Increase/decrease of 0.25% in the expected inflation rate:	
Increase/decrease in annual service cost	3
Increase/decrease in defined benefit pension obligations	113

Notes to the combined financial statements

for the year ended 31 December 2012

6 Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Reed Elsevier Growth Plan (REGP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Conditional shares granted under REGP are exercisable for nil consideration if conditions are met after three and five years. Other awards principally relate to all employee share based saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than upon retirement or in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise.

Conditional shares granted under LTIP, REGP, RSP and BIP in 2010, 2011 and 2012 are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates as well as the achievement of a targeted percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV. LTIP grants in 2010, 2011 and 2012 and REGP grants are also variable subject to the achievement of a total shareholder return performance target.

The weighted average fair value per award is based on full vesting on achievement of non market related performance conditions and stochastic models for market related components. The conditional shares and option awards are recognised in the income statement over the vesting period, being between three and five years, on the basis of expected performance against the non market related conditions, with the fair value related to market related components unchanging. Further details of performance conditions are given in the Directors' Remuneration Report on pages 74 to 90.

2012 GRANTS	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	Number of shares '000	Weighted average fair value per award £	Number of shares '000	Weighted average fair value per award £
Share options				
- ESOS	**1,801**	**0.90**	**1,263**	**1.20**
- Other	**702**	**1.04**	**293**	**0.95**
Total share options	**2,503**	**0.94**	**1,556**	**1.15**
Conditional shares				
- ESOS	**797**	**4.60**	**560**	**6.41**
- LTIP	**1,807**	**4.45**	**1,144**	**6.13**
- RSP	**256**	**6.00**	**5**	**7.82**
- BIP	**1,542**	**5.20**	**696**	**7.41**
Total conditional shares	**4,402**	**4.83**	**2,405**	**6.57**

2011 GRANTS	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	Number of shares '000	Weighted average fair value per award £	Number of shares '000	Weighted average fair value per award £
Share options				
- ESOS	2,053	0.98	1,372	1.41
- Other	633	1.03	381	0.97
Total share options	2,686	0.99	1,753	1.32
Conditional shares				
- ESOS	755	4.85	504	6.91
- LTIP	1,822	4.56	1,217	6.65
- RSP	322	4.73	5	7.15
- BIP	1,339	5.43	607	8.00
Total conditional shares	4,238	4.90	2,333	7.06

6 Share based remuneration continued

The main assumptions used to determine the fair values, which have been established with advice from and data provided by independent actuaries, are set out below.

ASSUMPTIONS FOR GRANTS MADE DURING THE YEAR

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	2012	2011	**2012**	2011
Weighted average share price at date of grant				
- ESOS	**£5.19**	£5.39	**€9.07**	€8.97
- LTIP	**£5.25**	£5.31	**€8.91**	€8.89
- RSP	**£6.00**	£5.26	**€9.65**	€9.27
- BIP	**£5.20**	£5.43	**€9.15**	€9.21
- Other	**£5.49**	£5.13	**€9.63**	€9.03
Expected share price volatility	**30%**	29%	**30%**	29%
Expected option life	**4 years**	4 years	**4 years**	4 years
Expected dividend yield	**3.9%**	3.6%	**4.5%**	4.1%
Risk free interest rate	**0.8%**	1.9%	**0.9%**	2.5%
Expected lapse rate	**2-5%**	2-5%	**2-4%**	2-4%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

The share based remuneration awards outstanding as at 31 December 2012, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below:

SHARE OPTIONS

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	Number of shares under option '000	Weighted average exercise price (pence)	Number of shares under option '000	Weighted average exercise price (€)
Outstanding at 1 January 2011	33,711	544	24,833	11.45
Granted	2,686	509	1,753	8.99
Exercised	(1,626)	493	(201)	8.84
Forfeited	(2,001)	479	(1,941)	10.94
Expired	(3,230)	640	(2,803)	8.68
Outstanding at 1 January 2012	**29,540**	**534**	**21,641**	**10.99**
Granted	**2,503**	**497**	**1,556**	**9.19**
Exercised	**(6,694)**	**497**	**(1,913)**	**9.36**
Forfeited	**(1,022)**	**498**	**(581)**	**9.33**
Expired	**(4,992)**	**592**	**(5,121)**	**12.34**
Outstanding at 31 December 2012	**19,335**	**529**	**15,582**	**10.63**
Exercisable at 31 December 2011	20,061	552	16,876	11.56
Exercisable at 31 December 2012	**12,573**	**553**	**12,329**	**11.12**

Notes to the combined financial statements

for the year ended 31 December 2012

6 Share based remuneration continued

CONDITIONAL SHARES	In respect of Reed Elsevier PLC ordinary shares	In respect of Reed Elsevier NV ordinary shares
	Number of shares '000s	Number of shares '000s
Outstanding at 1 January 2011	12,037	7,293
Granted	4,238	2,332
Vested	(580)	(383)
Forfeited	(1,799)	(975)
Outstanding at 1 January 2012	**13,896**	**8,267**
Granted	**4,402**	**2,405**
Vested	**(601)**	**(391)**
Forfeited	**(5,885)**	**(3,575)**
Outstanding at 31 December 2012	**11,812**	**6,706**

The weighted average share price at the date of exercise of share options and vesting of conditional shares during 2012 was 593p (2011: 554p) for Reed Elsevier PLC ordinary shares and €10.43 (2011: €9.71) for Reed Elsevier NV ordinary shares.

RANGE OF EXERCISE PRICES FOR OUTSTANDING SHARE OPTIONS	**2012**		2011	
	Number of shares under option '000	**Weighted average remaining period until expiry (years)**	Number of shares under option '000	Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)				
401-450	**1,925**	**2.8**	2,148	2.9
451-500	**4,415**	**3.5**	7,793	3.6
501-550	**8,981**	**5.7**	11,662	5.5
551-600	**189**	**5.4**	2,726	0.8
601-650	**3,825**	**4.8**	5,176	5.7
651-700	**–**	**–**	35	0.3
Total	**19,335**	**4.7**	29,540	4.4
Reed Elsevier NV ordinary shares (euro)				
7.01-8.00	**58**	**6.1**	120	7.2
8.01-9.00	**2,736**	**7.7**	3,233	8.6
9.01-10.00	**3,142**	**6.9**	3,686	5.3
10.01-11.00	**2,697**	**1.6**	3,921	2.3
11.01-12.00	**3,982**	**2.6**	4,865	3.5
12.01-13.00	**1,806**	**5.1**	2,339	6.0
13.01-14.00	**118**	**4.1**	2,025	0.5
14.01-15.00	**1,043**	**4.1**	1,426	5.1
15.01-16.00	**–**	**–**	26	0.3
Total	**15,582**	**4.6**	21,641	4.5

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 28). Conditional shares will be met from shares held by the EBT.

7 Net finance costs

	2012 £m	2011 £m
Interest on short term bank loans, overdrafts and commercial paper	**(27)**	(28)
Interest on other loans	**(196)**	(212)
Interest on obligations under finance leases	**(1)**	(1)
Total borrowing costs	**(224)**	(241)
Losses on loans and derivatives not designated as hedges	**(8)**	(11)
Finance costs	**(232)**	(252)
Interest on bank deposits	**7**	12
Gains on loans and derivatives not designated as hedges	**9**	5
Finance income	**16**	17
Net finance costs	**(216)**	(235)

Finance costs include £16m (2011: £15m) transferred from the hedge reserve. A net loss of £2m (2011: £3m) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve to be recognised in future periods.

8 Disposals and other non operating items

	2012 £m	2011 £m
Revaluation of held for trading investments	**19**	6
Property provisions on disposed businesses	**(60)**	(16)
Gain/(loss) on disposal of businesses and assets held for sale	**86**	(12)
Net gain/(loss) on disposals and other non operating items	**45**	(22)

9 Taxation

	2012 £m	2011 £m
Current tax		
United Kingdom	**73**	64
The Netherlands	**68**	87
Rest of world	**12**	107
Total current tax charge	**153**	258
Deferred tax	**(40)**	(77)
Tax expense	**113**	181

Notes to the combined financial statements

for the year ended 31 December 2012

9 Taxation continued

The net tax expense charged on profit before tax differs from the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, as follows:

	2012 £m	2011 £m
Profit before tax	**1,187**	948
Tax at average applicable rates	**255**	180
Tax on share of results of joint ventures	**(7)**	(9)
Expenses not deductible for tax purposes	**30**	26
(Non-taxable)/non-deductible costs of share based remuneration	**(3)**	3
(Non-taxable)/non-deductible disposal related gains and losses	**(69)**	7
Tax losses of the period not recognised	**6**	4
Recognition and utilisation of tax losses that arose in prior years	**(6)**	(22)
Exceptional prior year tax credit	**(96)**	-
Other adjustments in respect of prior periods	**2**	(7)
Deferred tax effect of changes in tax rates	**1**	(1)
Tax expense	**113**	181

The weighted average applicable tax rate for the year was 22% (2011: 19%). This increase is caused by a change in the relative profitability of the consolidated entities in the countries in which they operate, partially offset by the impact of the reduction in the tax rate of the United Kingdom (see below).

During 2012, Reed Elsevier resolved a number of significant prior year tax matters and reassessed its exposure to other tax matters across the jurisdictions in which Reed Elsevier operates. As a result of this reassessment, current tax liabilities were reduced by £96m to reflect the lower cash tax expected to be payable. On the basis of its size and nature, this exceptional credit has been excluded from adjusted earnings.

The following tax has been recognised directly in equity during the year:

	2012 £m	2011 £m
Tax on actuarial movements on defined benefit pension schemes	**102**	36
Tax on fair value movements on cash flow hedges	**(19)**	5
Tax credit on share based remuneration	**5**	1
Net tax credit recognised directly in equity	**88**	42

A number of changes to the UK corporation tax system, including reductions of the main rate of corporation tax from 26% to 24% with effect from 1 April 2012, and from 24% to 23% with effect from 1 April 2013, were substantively enacted on 3 July 2012. Reed Elsevier has therefore remeasured its UK deferred tax assets and liabilities at the end of the reporting period at 23%, which has resulted in recognition of a deferred tax debit of £1m in the income statement. The UK government has also announced an intention to reduce the rate of corporation tax to 21% by 1 April 2014, but as this change had not been substantively enacted at the date of the statement of financial position, the effect on deferred tax has not been recognised in these financial statements. It is not currently anticipated that the proposed reduction in rate would have a significant impact on deferred tax balances.

10 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only, see note 9) and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, professional and other transaction related fees, and adjustments to deferred and contingent consideration. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

	2012 £m	2011 £m
Operating profit	**1,358**	1,205
Adjustments:		
Amortisation of acquired intangible assets	**329**	359
Acquisition related costs	**21**	52
Share of profit on disposals in joint ventures	**–**	(1)
Reclassification of tax in joint ventures	**5**	11
Adjusted operating profit	**1,713**	1,626
Profit before tax	**1,187**	948
Adjustments:		
Amortisation of acquired intangible assets	**329**	359
Acquisition related costs	**21**	52
Reclassification of tax in joint ventures	**5**	11
Disposals and other non operating items	**(45)**	21
Adjusted profit before tax	**1,497**	1,391
Profit attributable to parent companies' shareholders	**1,069**	760
Adjustments (post tax):		
Amortisation of acquired intangible assets	**336**	355
Acquisition related costs	**16**	33
Disposals and other non operating items	**(103)**	16
Exceptional prior year tax credit	**(96)**	–
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	**(84)**	(104)
Adjusted profit attributable to parent companies' shareholders	**1,138**	1,060
Cash generated from operations	**1,847**	1,735
Dividends received from joint ventures	**20**	33
Purchases of property, plant and equipment	**(70)**	(85)
Proceeds from disposals of property, plant and equipment	**7**	7
Expenditure on internally developed intangible assets	**(263)**	(265)
Payments in relation to exceptional restructuring costs	**25**	52
Payments in relation to acquisition related costs	**37**	38
Adjusted operating cash flow	**1,603**	1,515

Notes to the combined financial statements

for the year ended 31 December 2012

11 Statement of cash flows

RECONCILIATION OF OPERATING PROFIT BEFORE JOINT VENTURES TO CASH GENERATED FROM OPERATIONS	2012 £m	2011 £m
Operating profit before joint ventures	**1,334**	1,175
Amortisation of acquired intangible assets	**328**	355
Amortisation of internally developed intangible assets	**151**	132
Depreciation of property, plant and equipment	**76**	75
Share based remuneration	**31**	27
Total non cash items	**586**	589
Decrease in inventories and pre-publication costs	**21**	32
Decrease/(increase) in receivables	**4**	(37)
Decrease in payables	**(98)**	(24)
Increase in working capital	**(73)**	(29)
Cash generated from operations	**1,847**	1,735

CASH FLOW ON ACQUISITIONS	Note	2012 £m	2011 £m
Purchase of businesses	12	**(276)**	(455)
Investment in joint ventures		**(10)**	(1)
Deferred payments relating to prior year acquisitions		**(30)**	(25)
Total		**(316)**	(481)

RECONCILIATION OF NET BORROWINGS	Cash and cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2012 £m	2011 £m
At start of year	**726**	**(4,282)**	**123**	**(3,433)**	(3,455)
Decrease in cash and cash equivalents	**(72)**	**-**	**-**	**(72)**	(44)
Net movement in short term bank loans, overdrafts and commercial paper	**-**	**434**	**-**	**434**	(210)
Issuance of other loans	**-**	**(592)**	**-**	**(592)**	-
Repayment of other loans	**-**	**437**	**-**	**437**	248
Repayment of finance leases	**-**	**4**	**-**	**4**	22
Change in net borrowings resulting from cash flows	**(72)**	**283**	**-**	**211**	16
Borrowings in acquired businesses	**-**	**-**	**-**	**-**	(18)
Inception of finance leases	**-**	**(13)**	**-**	**(13)**	(8)
Fair value and other adjustments to borrowings and related derivatives	**-**	**(4)**	**5**	**1**	8
Exchange translation differences	**(13)**	**124**	**(4)**	**107**	24
At end of year	**641**	**(3,892)**	**124**	**(3,127)**	(3,433)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

12 Acquisitions

During the year a number of acquisitions were made for a total consideration of £341m (2011: £492m), after taking account of net cash acquired of £12m (2011: £24m). The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below:

	Fair value 2012 £m	Fair value 2011 £m
Goodwill	**165**	300
Intangible assets	**229**	311
Property, plant & equipment	**1**	1
Current assets	**21**	23
Current liabilities	**(61)**	(46)
Borrowings	**-**	(18)
Current tax	**2**	(1)
Deferred tax	**(16)**	(78)
Net assets acquired	**341**	492
Consideration (after taking account of £12m (2011: £24m) net cash acquired)	**341**	492
Less: consideration deferred to future years	**(23)**	(27)
Less: acquisition date fair value of equity interest	**(42)**	(10)
Net cash flow	**276**	455

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2013 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2011.

The businesses acquired in 2012 contributed £73m to revenue, increased adjusted operating profit by £18m, increased adjusted net profit by £14m, decreased reported net profit by £10m, and contributed £2m to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a pro forma basis the Reed Elsevier revenues, adjusted operating profit, adjusted net profit and reported net profit for the year would have been £6,153m, £1,717m, £1,142m and £1,073m respectively before taking account of acquisition financing costs.

13 Equity dividends

ORDINARY DIVIDENDS DECLARED IN THE YEAR	**2012 £m**	2011 £m
Reed Elsevier PLC	**264**	248
Reed Elsevier NV	**259**	251
Total	**523**	499

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2011 final dividend of 15.9p and a 2012 interim dividend of 6.0p giving a total of 21.9p (2011: 20.65p) for Reed Elsevier PLC; and a 2011 final dividend of €0.326 and a 2012 interim dividend of €0.13 giving a total of €0.456 (2011: €0.413) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 17.0p (2011: 15.9p). The directors of Reed Elsevier NV have proposed a final dividend of €0.337 (2011: €0.326). The total cost of funding the proposed final dividends is expected to be £391m, for which no liability has been recognised at the statement of financial position date.

Notes to the combined financial statements

for the year ended 31 December 2012

13 Equity dividends continued

ORDINARY DIVIDENDS PAID AND PROPOSED RELATING TO THE FINANCIAL YEAR	2012 £m	2011 £m
Reed Elsevier PLC	**273**	259
Reed Elsevier NV	**262**	265
Total	**535**	524

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

14 Goodwill

	2012 £m	2011 £m
At start of year	**4,729**	4,441
Acquisitions	**165**	300
Disposals/reclassified as held for sale	**(152)**	(26)
Exchange translation differences	**(197)**	14
At end of year	**4,545**	4,729

The carrying amount of goodwill is after cumulative amortisation of £1,180m (2011: £1,332m) which was charged prior to the adoption of IFRS and £20m (2011: £49m) of subsequent impairment charges.

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Goodwill impairment testing is performed on the basis of 22 CGUs. CGUs which are not individually significant have been aggregated for presentation purposes. Typically, when an acquisition is made the acquired business is fully integrated into the relevant business unit and CGU, and the goodwill arising is allocated to the CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition.

The carrying value of goodwill recorded in the major groups of CGUs is set out below:

GOODWILL	2012 £m	2011 £m
Scientific, Technical & Medical	**1,026**	991
Risk Solutions	**1,559**	1,733
Business Information US	**50**	52
Business Information UK	**335**	352
Business Information NL	**23**	23
Business Information International	**-**	30
Business Information	**408**	457
Legal US	**1,038**	1,070
Legal International	**112**	113
Legal	**1,150**	1,183
Exhibitions Continental Europe	**273**	289
Exhibitions other	**129**	76
Exhibitions	**402**	365
Total	**4,545**	4,729

Reed Elsevier's goodwill impairment testing methodology, assumptions and sensitivity analysis are disclosed within critical judgements and key sources of estimation uncertainty on pages 101 to 103.

15 Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost					
At 1 January 2011	2,631	3,351	5,982	1,204	7,186
Acquisitions	196	115	311	–	311
Additions	–	–	–	270	270
Disposals/reclassified as held for sale	(38)	(189)	(227)	(51)	(278)
Exchange translation differences	13	(14)	(1)	(1)	(2)
At 1 January 2012	**2,802**	**3,263**	**6,065**	**1,422**	**7,487**
Acquisitions	**201**	**27**	**228**	**1**	**229**
Additions	**–**	**–**	**–**	**261**	**261**
Disposals/reclassified as held for sale	**(56)**	**(97)**	**(153)**	**(114)**	**(267)**
Exchange translation differences	**(131)**	**(103)**	**(234)**	**(53)**	**(287)**
At 31 December 2012	**2,816**	**3,090**	**5,906**	**1,517**	**7,423**
Accumulated amortisation					
At 1 January 2011	610	2,384	2,994	735	3,729
Charge for the year	160	195	355	132	487
Disposals/reclassified as held for sale	(30)	(149)	(179)	(36)	(215)
Exchange translation differences	4	(8)	(4)	(4)	(8)
At 1 January 2012	**744**	**2,422**	**3,166**	**827**	**3,993**
Charge for the year	**173**	**155**	**328**	**151**	**479**
Disposals/reclassified as held for sale	**(11)**	**(89)**	**(100)**	**(79)**	**(179)**
Exchange translation differences	**(36)**	**(80)**	**(116)**	**(29)**	**(145)**
At 31 December 2012	**870**	**2,408**	**3,278**	**870**	**4,148**
Net book amount					
At 31 December 2011	2,058	841	2,899	595	3,494
At 31 December 2012	**1,946**	**682**	**2,628**	**647**	**3,275**

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £431m (2011: £531m) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £354m (2011: £370m) of brands and imprints relating to Scientific, Technical & Medical determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in critical judgements and key sources of estimation uncertainty on pages 101 to 103.

Also included in market and customer related intangible assets are £1,037m (2011: £1,209m) of customer relationship assets arising on the acquisition of ChoicePoint in 2008 with a remaining useful economic life of approximately 16 years.

Notes to the combined financial statements

for the year ended 31 December 2012

16 Investments

	2012 £m	2011 £m
Investments in joint ventures	**100**	124
Available for sale investments	**3**	8
Venture capital investments held for trading	**76**	56
Total	**179**	188

The value of venture capital investments held for trading, determined by reference to quoted market prices, amounted to £27m (2011: £17m). The value of other venture capital investments and available for sale investments has been determined by reference to other observable market inputs.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2012 £m	2011 £m
At start of year	**124**	136
Share of results of joint ventures	**24**	30
Dividends received from joint ventures	**(20)**	(33)
Disposals and transfers	**(33)**	(6)
Additions	**10**	1
Exchange translation differences	**(5)**	(4)
At end of year	**100**	124

The principal joint ventures at 31 December 2012 are exhibition joint ventures within Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding) within Legal.

Summarised aggregate information in respect of joint ventures and Reed Elsevier's share is set out below:

	Total joint ventures		Reed Elsevier share	
	2012 £m	2011 £m	2012 £m	2011 £m
Revenue	**187**	254	**91**	128
Net profit for the year	**45**	62	**24**	30
Total assets	**227**	255	**104**	122
Total liabilities	**(126)**	(137)	**(59)**	(66)
Net assets	**101**	118	**45**	56
Goodwill			**55**	68
Total			**100**	124

17 Property, plant and equipment

	2012			2011		
	Land and buildings	Fixtures and equipment	Total £m	Land and buildings	Fixtures and equipment	Total £m
Cost						
At start of year	**238**	**582**	**820**	246	578	824
Acquisitions	**–**	**1**	**1**	–	1	1
Capital expenditure	**10**	**70**	**80**	8	82	90
Disposals/reclassified as held for sale	**(21)**	**(97)**	**(118)**	(16)	(78)	(94)
Exchange translation differences	**(9)**	**(19)**	**(28)**	–	(1)	(1)
At end of year	**218**	**537**	**755**	238	582	820
Accumulated depreciation						
At start of year	**118**	**414**	**532**	115	418	533
Disposals/reclassified as held for sale	**(5)**	**(94)**	**(99)**	(6)	(69)	(75)
Charge for the year	**8**	**68**	**76**	9	66	75
Exchange translation differences	**(5)**	**(13)**	**(18)**	–	(1)	(1)
At end of year	**116**	**375**	**491**	118	414	532
Net book amount	**102**	**162**	**264**	120	168	288

No depreciation is provided on freehold land of £39m (2011: £46m). The net book amount of property, plant and equipment at 31 December 2012 includes £11m (2011: £4m) in respect of assets held under finance leases relating to fixtures and equipment.

18 Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments and capital management are set out on pages 56 and 57 of the Financial Review. The main financial risks faced by Reed Elsevier are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

		Contractual cash flow						
At 31 December 2012	**Carrying amount £m**	**Within 1 year £m**	**1-2 years £m**	**2-3 years £m**	**3-4 years £m**	**4-5 years £m**	**More than 5 years £m**	**Total £m**
Borrowings								
Fixed rate borrowings	**(3,695)**	**(803)**	**(797)**	**(251)**	**(530)**	**(428)**	**(1,940)**	**(4,749)**
Floating rate borrowings	**(197)**	**(132)**	**(1)**	**(63)**	**–**	**(1)**	**(3)**	**(200)**
Derivative financial liabilities								
Interest rate derivatives	**(2)**	**(3)**	**–**	**–**	**–**	**–**	**(5)**	**(8)**
Cross currency interest rate swaps	**–**	**(166)**	**(180)**	**–**	**–**	**–**	**–**	**(346)**
Forward foreign exchange contracts	**(9)**	**(1,382)**	**(442)**	**(194)**	**–**	**–**	**–**	**(2,018)**
Derivative financial assets								
Interest rate derivatives	**47**	**35**	**13**	**12**	**9**	**6**	**–**	**75**
Cross currency interest rate swaps	**93**	**202**	**243**	**–**	**–**	**–**	**–**	**445**
Forward foreign exchange contracts	**55**	**1,400**	**460**	**202**	**–**	**–**	**–**	**2,062**
Total	**(3,708)**	**(849)**	**(704)**	**(294)**	**(521)**	**(423)**	**(1,948)**	**(4,739)**

Notes to the combined financial statements

for the year ended 31 December 2012

18 Financial instruments continued

		Contractual cash flow						
At 31 December 2011	Carrying amount £m	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(3,568)	(553)	(814)	(863)	(248)	(524)	(1,694)	(4,696)
Floating rate borrowings	(714)	(646)	(2)	(2)	(65)	(1)	(5)	(721)
Derivative financial liabilities								
Interest rate derivatives	(10)	(9)	(3)	–	–	–	–	(12)
Cross currency interest rate swaps	–	(6)	(173)	(189)	–	–	–	(368)
Forward foreign exchange contracts	(59)	(1,019)	(421)	(256)	–	–	–	(1,696)
Derivative financial assets								
Interest rate derivatives	39	13	27	6	5	5	3	59
Cross currency interest rate swaps	99	14	208	248	–	–	–	470
Forward foreign exchange contracts	11	987	414	252	–	–	–	1,653
Total	(4,202)	(1,219)	(764)	(804)	(308)	(520)	(1,696)	(5,311)

The carrying amount of derivative financial liabilities comprises £7m (2011: £64m) in relation to cash flow hedges and £4m (2011: £5m) not designated as hedging instruments. The carrying amount of derivative financial assets comprises £124m (2011: £123m) in relation to fair value hedges, £46m (2011: £10m) in relation to cash flow hedges and £25m (2011: £16m) not designated as hedging instruments.

At 31 December 2012, Reed Elsevier had access to a $2,000m committed bank facility maturing in June 2015, which was undrawn. The bank facility, together with certain private placements, are subject to financial covenants typical to Reed Elsevier's size and financial strength. Reed Elsevier was in compliance with these covenants for the year ended 31 December 2012. Financial covenants are not included in the terms and conditions of any outstanding public bonds.

After taking account of the maturity of committed bank facilities that back short term borrowings at 31 December 2012, and after utilising available cash resources, no borrowings mature within two years (2011: nil), 27% of borrowings mature in the third year (2011: 44%), 23% in the fourth and fifth years (2011: 18%), 39% in the sixth to tenth years (2011: 27%), and 11% beyond the tenth year (2011: 11%).

Market risk

Reed Elsevier's primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate risk

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At 31 December 2012, 59% of gross borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £8m (2011: £5m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2012. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £8m (2011: £5m).

The impact on net equity of a theoretical change in interest rates as at 31 December 2012 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £1m (2011: £3m) and a 100 basis point increase in interest rates would increase net equity by an estimated £2m (2011: £4m). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

18 Financial instruments continued

Foreign exchange rate risk
Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 24).

A theoretical weakening of all currencies by 10% against sterling at 31 December 2012 would decrease the carrying value of net assets, excluding net borrowings, by £495m (2011: £525m). This would be offset to a large degree by a decrease in net borrowings of £286m (2011: £297m). A strengthening of all currencies by 10% against sterling at 31 December 2012 would increase the carrying value of net assets, excluding net borrowings, by £495m (2011: £525m) and increase net borrowings by £286m (2011: £297m).

A retranslation of the combined businesses' net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £80m (2011: £59m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £80m (2011: £59m).

Credit risk
Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor's, Moody's and Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the statement of financial position.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £148m (2011: £212m); past due two to three months £58m (2011: £54m); past due four to six months £14m (2011: £20m); and past due greater than six months £1m (2011: £5m). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Hedge accounting
The hedging relationships that are designated under IAS39 – Financial Instruments are described below:

Fair value hedges
Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £1,502m (2011: £1,081m) were in place at 31 December 2012 swapping fixed rate term debt issues denominated in sterling, euros and Swiss francs (CHF) to floating rate sterling, euro and US dollar (USD) debt respectively for the whole of their term. Included within this amount are interest rate derivatives with a principal amount of £488m (2011: nil) which were de-designated as fair value hedges during the year.

Notes to the combined financial statements

for the year ended 31 December 2012

18 Financial instruments continued

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the two years ended 31 December 2012 were as follows:

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES	1 January 2011 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	1 January 2012 £m	Fair value movement gain/(loss) £m	De-designated £m	Exchange gain/(loss) £m	31 December 2012 £m
GBP debt	(7)	(23)	–	**(30)**	**(6)**	**–**	**–**	**(36)**
Related interest rate swaps	7	23	–	**30**	**6**	**–**	**–**	**36**
	–	–	–	**–**	**–**	**–**	**–**	**–**
EUR debt	(12)	3	–	**(9)**	**(8)**	**9**	**–**	**(8)**
Related interest rate swaps	12	(3)	–	**9**	**8**	**(9)**	**–**	**8**
	–	–	–	**–**	**–**	**–**	**–**	**–**
CHF debt	(86)	3	(1)	**(84)**	**–**	**–**	**4**	**(80)**
Related CHF to USD cross currency interest rate swaps	86	(3)	1	**84**	**–**	**–**	**(4)**	**80**
	–	–	–	**–**	**–**	**–**	**–**	**–**
Total GBP, EUR and CHF debt	(105)	(17)	(1)	**(123)**	**(14)**	**9**	**4**	**(124)**
Total related interest rate derivatives	105	17	1	**123**	**14**	**(9)**	**(4)**	**124**
Net gain	–	–	–	**–**	**–**	**–**	**–**	**–**

All fair value hedges were highly effective throughout the two years ended 31 December 2012.

Gross borrowings as at 31 December 2012 included £37m (2011: £43m) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62m. £5m (2011: £8m) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Gross borrowings also included £2m (2011: nil) in relation to fair value adjustments to borrowings previously designated in a fair value hedging relationship which were de-designated during the year. £7m (2011: nil) of these fair value adjustments were amortised in the year as a reduction to finance costs. The related derivatives remained on the balance sheet at 31 December 2012 with a carrying value of £3m.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1) Interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt).

(2) Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Scientific, Technical & Medical businesses for up to 50 months.

Movements in the hedge reserve (pre-tax) in 2011 and 2012, including gains and losses on cash flow hedging instruments, were as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
Hedge reserve at 1 January 2011: losses deferred	(29)	(59)	(88)
Losses arising in 2011	(3)	(21)	(24)
Amounts recognised in income statement	15	33	48
Exchange translation differences	–	1	1
Hedge reserve at 1 January 2012: losses deferred	**(17)**	**(46)**	**(63)**
(Losses)/gains arising in 2012	**(2)**	**72**	**70**
Amounts recognised in income statement	**16**	**10**	**26**
Exchange translation differences	**1**	**1**	**2**
Hedge reserve at 31 December 2012: (losses)/gains deferred	**(2)**	**37**	**35**

All cash flow hedges were highly effective throughout the two years ended 31 December 2012.

A tax charge of £9m (2011: £15m credit) in respect of the above gains and losses at 31 December 2012 was also deferred in the hedge reserve.

18 Financial instruments continued

Of the amounts recognised in the income statement in the year, losses of £10m (2011: £33m) were recognised in revenue, and losses of £16m (2011: £15m) were recognised in finance costs. A tax credit of £5m (2011: £11m) was recognised in relation to these items.

The deferred gains and losses on cash flow hedges at 31 December 2012 are currently expected to be recognised in the income statement in future years as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
2013	(2)	7	5
2014	-	16	16
2015	-	11	11
2016	-	3	3
2017	-	-	-
(Losses)/gains deferred in hedge reserve at end of year	**(2)**	**37**	**35**

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

19 Deferred tax

	2012 £m	2011 £m
Deferred tax assets	79	212
Deferred tax liabilities	(919)	(1,236)
Total	**(840)**	(1,024)

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same jurisdiction) are summarised as follows:

	Deferred tax liabilities				Deferred tax assets				
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences £m	Excess of amortisation over tax allowances £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences £m	Total £m
Deferred tax (liability)/ asset at 1 January 2011	(223)	(944)	(15)	(10)	13	13	78	47	(1,041)
(Charge)/credit to profit	(6)	131	(10)	(94)	3	32	(3)	24	77
Credit to equity	–	–	25	–	–	–	11	6	42
Transfers	–	–	–	–	–	–	–	(17)	(17)
Acquisitions	–	(85)	–	–	–	2	–	5	(78)
Disposals/reclassified as held for sale	–	–	–	1	–	–	–	(1)	-
Exchange translation differences	(2)	(2)	–	(2)	–	1	–	(2)	(7)
Deferred tax (liability)/ asset at 1 January 2012	(231)	(900)	-	(105)	16	48	86	62	(1,024)
(Charge)/credit to profit	(5)	85	-	(9)	(3)	(19)	(32)	23	40
(Charge)/credit to equity	-	-	-	(3)	-	-	102	(6)	93
Acquisitions	1	(10)	-	-	(3)	(2)	-	(2)	(16)
Disposals/reclassified as held for sale	2	18	-	7	-	(1)	-	(1)	25
Exchange translation differences	10	35	-	2	(1)	(3)	(3)	2	42
Deferred tax (liability)/asset at 31 December 2012	**(223)**	**(772)**	**-**	**(108)**	**9**	**23**	**153**	**78**	**(840)**

Notes to the combined financial statements

for the year ended 31 December 2012

19 Deferred tax continued

Other deferred tax liabilities includes temporary differences in respect of plant, property and equipment, and capitalised development spend. Other deferred tax assets includes temporary differences in respect of share-based remuneration, provisions, and financial instruments.

Deferred tax assets in respect of tax losses and other deductible temporary differences have only been recognised to the extent that it is more likely than not that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused trading losses of approximately £129m (2011: £133m) carried forward at year end. The deferred tax asset not recognised in respect of these losses is approximately £34m (2011: £36m). Of the unrecognised losses, £47m (2011: £45m) will expire if not utilised within 10 years, and £82m (2011: £88m) will expire after more than 10 years.

Deferred tax assets of approximately £9m (2011: £31m) have not been recognised in respect of tax losses and other temporary differences carried forward of £41m (2011: £94m) which can only be used to offset future capital gains.

20 Inventories and pre-publication costs

	2012 £m	2011 £m
Raw materials	**3**	6
Pre-publication costs	**101**	115
Finished goods	**55**	69
Total	**159**	190

21 Trade and other receivables

	2012 £m	2011 £m
Trade receivables	**1,256**	1,361
Allowance for doubtful debts	**(51)**	(63)
	1,205	1,298
Prepayments and accrued income	**175**	185
Total	**1,380**	1,483

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2012 £m	2011 £m
At start of year	**63**	73
Charge for the year	**13**	15
Trade receivables written off	**(18)**	(23)
Disposals	**(6)**	(1)
Exchange translation differences	**(1)**	(1)
At end of year	**51**	63

22 Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2012 £m	2011 £m
Goodwill	**134**	19
Intangible assets	**84**	7
Property, plant & equipment	**3**	–
Deferred tax assets	**4**	1
Inventories	**1**	1
Trade and other receivables	**71**	16
Total assets held for sale	**297**	44
Trade and other payables	**69**	17
Deferred tax liabilities	**27**	–
Total liabilities associated with assets held for sale	**96**	17

23 Trade and other payables

	2012 £m	2011 £m
Payables and accruals	**1,150**	1,245
Deferred income	**1,394**	1,412
Total	**2,544**	2,657

Notes to the combined financial statements

for the year ended 31 December 2012

24 Borrowings

	2012			2011		
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper	**131**	**–**	**131**	596	–	596
Finance leases	**7**	**9**	**16**	2	6	8
Other loans	**–**	**1,526**	**1,526**	384	1,466	1,850
Other loans in fair value hedging relationships	**102**	**1,036**	**1,138**	–	1,204	1,204
Other loans previously in fair value hedging relationships	**490**	**591**	**1,081**	–	624	624
Total	**730**	**3,162**	**3,892**	982	3,300	4,282

In 2012, £184m principal amount of term debt maturing in 2014 and 2019 was exchanged for £191m principal amount of term debt maturing in 2022 and cash payments of £46m. The exchange is treated as a debt modification for accounting purposes. The premium arising of £53m is offset against the carrying amount of the newly issued term debt maturing in 2022 and will be amortised over its life.

The total fair value of financial liabilities measured at amortised cost is £1,996m (2011: £2,745m). The total fair value of other loans in fair value hedging relationships is £1,177m (2011: £1,237m). The total fair value of other loans previously in fair value hedging relationships is £1,189m (2011: £707m).

Analysis by year of repayment

	2012				2011			
	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	**131**	**592**	**7**	**730**	596	384	2	982
Within 1 to 2 years	**–**	**644**	**6**	**650**	–	618	3	621
Within 2 to 3 years	**–**	**178**	**3**	**181**	–	725	2	727
Within 3 to 4 years	**–**	**400**	**–**	**400**	–	188	1	189
Within 4 to 5 years	**–**	**359**	**–**	**359**	–	401	–	401
After 5 years	**–**	**1,572**	**–**	**1,572**	–	1,362	–	1,362
	–	**3,153**	**9**	**3,162**	–	3,294	6	3,300
Total	**131**	**3,745**	**16**	**3,892**	596	3,678	8	4,282

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2012 by a $2,000m (£1,231m) committed bank facility maturing in June 2015, which was undrawn.

Analysis by currency

	2012				2011			
	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US dollars	**25**	**2,059**	**16**	**2,100**	485	2,431	8	2,924
£ sterling	**–**	**736**	**–**	**736**	–	730	–	730
Euro	**103**	**950**	**–**	**1,053**	91	517	–	608
Other currencies	**3**	**–**	**–**	**3**	20	–	–	20
Total	**131**	**3,745**	**16**	**3,892**	596	3,678	8	4,282

Included in the US dollar amounts for other loans above is £347m (2011: £363m) of debt denominated in Swiss francs (CHF 500m; 2011: CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at 31 December 2012, had a fair value of £80m (2011: £84m).

25 Lease arrangements

Finance leases

At 31 December 2012 future finance lease obligations fall due as follows:

	2012 £m	2011 £m
Within one year	**7**	2
In the second to fifth years inclusive	**9**	6
	16	8
Less future finance charges	**–**	–
Total	**16**	8

	2012 £m	2011 £m
Present value of future finance lease obligations payable:		
Within one year	**7**	2
In the second to fifth years inclusive	**9**	6
Total	**16**	8

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At 31 December 2012 outstanding commitments under non-cancellable operating leases fall due as follows:

	2012 £m	2011 £m
Within one year	**117**	129
In the second to fifth years inclusive	**309**	305
After five years	**184**	206
Total	**610**	640

Of the above outstanding commitments, £577m (2011: £605m) relate to land and buildings.

Reed Elsevier has a number of properties that are sub leased. The future lease receivables contracted with sub-tenants fall as follows:

	2012 £m	2011 £m
Within one year	**16**	21
In the second to fifth years inclusive	**33**	38
After five years	**17**	19
Total	**66**	78

Notes to the combined financial statements

for the year ended 31 December 2012

26 Provisions

	2012			2011		
	Property £m	**Restructuring £m**	**Total £m**	Property £m	Restructuring £m	Total £m
At start of year	**109**	**17**	**126**	105	54	159
Transfers	**22**	**-**	**22**	-	-	-
Charged	**62**	**-**	**62**	16	-	16
Utilised	**(24)**	**(12)**	**(36)**	(12)	(37)	(49)
Exchange translation differences	**(5)**	**-**	**(5)**	-	-	-
At end of year	**164**	**5**	**169**	109	17	126

Property provisions relate to estimated sub lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. The charge in 2012 of £62m (2011: £16m) predominantly relates to property exposures on disposed businesses.

At 31 December 2012 provisions are included within current and non-current liabilities as follows:

	2012 £m	2011 £m
Current liabilities	**30**	39
Non-current liabilities	**139**	87
Total	**169**	126

27 Contingent liabilities and capital commitments

There are contingent liabilities amounting to £11m (2011: £15m) in respect of property lease guarantees.

28 Combined share capitals, share premiums and shares held in treasury

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC. Disclosures in respect of share capital are given in note 12 to the Reed Elsevier PLC consolidated financial statements and note 13 to the Reed Elsevier NV consolidated financial statements. Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

During 2012 Reed Elsevier repurchased 23,288,616 Reed Elsevier PLC ordinary shares and 12,660,296 Reed Elsevier NV ordinary shares for consideration of £250m. These shares are held in treasury. On 28 December 2012 Reed Elsevier PLC and Reed Elsevier NV announced an irrevocable, non discretionary programme to repurchase further ordinary shares up to the value of £100m which was completed in February 2013.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. At 31 December 2012, shares held by the EBT were £152m (2011: £159m).

Details of the shares held in treasury are provided in note 12 of the Reed Elsevier PLC consolidated financial statements and note 13 of the Reed Elsevier NV consolidated financial statements.

29 Other combined reserves

	Hedge reserve 2012 £m	Other reserves 2012 £m	Total 2012 £m	Total 2011 £m
At start of year	**(48)**	**(151)**	**(199)**	(387)
Profit attributable to parent companies' shareholders	**-**	**1,069**	**1,069**	760
Dividends paid	**-**	**(521)**	**(521)**	(497)
Actuarial losses on defined benefit pension schemes	**-**	**(329)**	**(329)**	(113)
Fair value movements on available for sale investments	**-**	**-**	**-**	(1)
Transfer to net profit on disposal of available for sale investments	**-**	**11**	**11**	–
Fair value movements on cash flow hedges	**70**	**-**	**70**	(24)
Tax recognised directly in equity	**(19)**	**107**	**88**	42
Increase in share based remuneration reserve	**-**	**31**	**31**	27
Settlement of share awards	**-**	**(7)**	**(7)**	(7)
Transfer from cash flow hedge reserve to net profit (net of tax)	**21**	**-**	**21**	37
Disposal/(acquisition) of non-controlling interests	**-**	**6**	**6**	(43)
Exchange translation differences	**2**	**10**	**12**	7
At end of year	**26**	**226**	**252**	(199)

Other reserves principally comprise retained earnings, the share based remuneration reserve and available for sale investment reserve.

30 Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £1m (2011: £1m).

As at 31 December 2012, amounts owed by joint ventures were £1m (2011: £3m) and amounts due from joint ventures were £1m (2011: nil). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2012 £m	2011 £m
Salaries and other short term employee benefits	**4**	3
Post employment benefits	**-**	–
Share based remuneration*	**5**	4
Total	**9**	7

*The share based remuneration charge comprises the multi-year incentive scheme charges in accordance with IFRS2 – Share-based payment, relating to executive directors as follows: Erik Engstrom £2.7m (2011: £2.5m); Mark Armour £2.1m (2011: £1.5m); and Duncan Palmer £0.3m (2011: nil). These IFRS2 charges do not reflect the actual value received on vesting.

Details of directors' remuneration are set out in the Directors' Remuneration Report on pages 74 to 90.

31 Exchange rates

The following exchange rates have been applied in preparing the combined financial statements:

	Income statement		Statement of financial position	
	2012	2011	**2012**	2011
Euro to sterling	**1.23**	1.15	**1.23**	1.20
US dollars to sterling	**1.59**	1.60	**1.62**	1.55

32 Approval of financial statements

The combined financial statements were approved and authorised for issue by the Boards of directors of Reed Elsevier PLC and Reed Elsevier NV on 27 February 2013.

Independent auditors' report

to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

Report on the combined financial statements
We have audited the combined financial statements of Reed Elsevier PLC (registered in England and Wales), Reed Elsevier NV (registered in Amsterdam), Reed Elsevier Group plc (registered in England and Wales), Elsevier Reed Finance BV (registered in Amsterdam) and their respective subsidiaries, associates and joint ventures (together "the combined businesses"), for the year ended 31 December 2012 ("the combined financial statements"), which comprise the combined income statement, the combined statement of comprehensive income, the combined statement of cash flows, the combined statement of financial position, the combined statement of changes in equity, the significant accounting policies and the related notes 1 to 32.

Our audit work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, and the members of Reed Elsevier PLC as a body and the shareholders of Reed Elsevier NV as a body, for our audit work, for this report, or for the opinions we have formed.

Responsibilities of directors
As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the combined financial statements in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") and for being satisfied that they give a true and fair view and for such internal control as it determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibilities
Our responsibility is to audit and express an opinion on the combined financial statements in accordance with International Standards on Auditing (UK and Ireland) as issued by the United Kingdom Auditing Practices Board, and Dutch law, including the Dutch Standards on Auditing. Those standards require us to comply with our respective professions' ethical requirements, including the Auditing Practices Board's Ethical Standards for Auditors and the International Ethical Standards Board of Accountants Code of Ethics.

Scope of the audit of the combined financial statements
An audit involves obtaining evidence about the amounts and disclosures in the combined financial statements sufficient to give reasonable assurance that the combined financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the combined businesses' circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the combined financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited combined financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the combined financial statements
In our opinion the combined financial statements:

- give a true and fair view of the state of the combined businesses' affairs as at 31 December 2012 and of their profit for the year then ended; and
- have been properly prepared in accordance with IFRS as adopted by the European Union.

Other matter
We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements ("the Remuneration Report") that are described as having been audited. The separate audit reports on the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV, which have been audited under locally adopted standards and which include the other opinions required by local laws and regulations, appear on pages 166 and 188.

Douglas King (Senior statutory auditor)
For and on behalf of
Deloitte LLP
Chartered Accountants
and Statutory Auditor
London, United Kingdom
27 February 2013

A Sandler
Deloitte Accountants B.V.
Amsterdam
The Netherlands
27 February 2013

Summary combined financial information in euros

In this section

Introduction

The Reed Elsevier combined financial statements are presented in pounds sterling. This summary financial information presents the primary combined financial statements and selected notes in euros using the exchange rates provided in note 31 to the combined financial statements.

Combined income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 €m	2011 €m
Revenue	1	**7,523**	6,902
Cost of sales		**(2,631)**	(2,445)
Gross profit		**4,892**	4,457
Selling and distribution costs		**(1,249)**	(1,236)
Administration and other expenses		**(2,002)**	(1,870)
Operating profit before joint ventures	1	**1,641**	1,351
Share of results of joint ventures		**29**	35
Operating profit		**1,670**	1,386
Finance income		**20**	20
Finance costs		**(286)**	(290)
Net finance costs		**(266)**	(270)
Disposals and other non operating items		**56**	(26)
Profit before tax		**1,460**	1,090
Taxation		**(139)**	(208)
Net profit for the year		**1,321**	882
Attributable to:			
Parent companies' shareholders		**1,315**	874
Non-controlling interests		**6**	8
Net profit for the year		**1,321**	882

Combined statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	2012 €m	2011 €m
Net profit for the year	**1,321**	882
Exchange differences on translation of foreign operations	**(102)**	107
Actuarial losses on defined benefit pension schemes	**(405)**	(130)
Fair value movements on available for sale investments	**–**	(1)
Transfer to net profit on disposal of available for sale investments	**14**	–
Fair value movements on cash flow hedges	**86**	(28)
Transfer to net profit from cash flow hedge reserve (net of tax)	**26**	43
Tax recognised directly in equity	**108**	48
Other comprehensive (expense)/income for the year	**(273)**	39
Total comprehensive income for the year	**1,048**	921
Attributable to:		
Parent companies' shareholders	**1,042**	913
Non-controlling interests	**6**	8
Total comprehensive income for the year	**1,048**	921

Combined statement of cash flows

For the year ended 31 December	Note	2012 €m	2011 €m
Cash flows from operating activities			
Cash generated from operations	4	**2,272**	1,995
Interest paid		**(284)**	(284)
Interest received		**9**	14
Tax paid (net)		**(266)**	(251)
Net cash from operating activities		**1,731**	1,474
Cash flows from investing activities			
Acquisitions	4	**(389)**	(553)
Purchases of property, plant and equipment		**(86)**	(98)
Expenditure on internally developed intangible assets		**(323)**	(305)
Purchase of investments		**(9)**	(11)
Proceeds from disposals of property, plant and equipment		**9**	8
Gross proceeds from other disposals		**289**	116
Payments on other disposals		**(101)**	(24)
Dividends received from joint ventures		**25**	38
Net cash used in investing activities		**(585)**	(829)
Cash flows from financing activities			
Dividends paid to shareholders of the parent companies		**(641)**	(572)
Distributions to non-controlling interests		**(5)**	(10)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		**(534)**	241
Issuance of other loans		**728**	-
Repayment of other loans		**(538)**	(285)
Repayment of finance leases		**(5)**	(25)
Disposal/(acquisition) of non-controlling interests		**9**	(55)
Repurchase of ordinary shares		**(308)**	-
Proceeds on issue of ordinary shares		**59**	10
Net cash used in financing activities		**(1,235)**	(696)
Decrease in cash and cash equivalents	4	**(89)**	(51)

Movement in cash and cash equivalents		
At start of year	**871**	868
Decrease in cash and cash equivalents	**(89)**	(51)
Exchange translation differences	**6**	54
At end of year	**788**	871

Combined statement of financial position

AS AT 31 DECEMBER	Note	2012 €m	2011 €m
Non-current assets			
Goodwill		**5,591**	5,675
Intangible assets		**4,028**	4,192
Investments in joint ventures		**123**	149
Other investments		**97**	77
Property, plant and equipment		**325**	346
Deferred tax assets		**97**	254
Derivative financial instruments		**170**	–
		10,431	10,693
Current assets			
Inventories and pre-publication costs		**196**	228
Trade and other receivables		**1,697**	1,780
Derivative financial instruments		**70**	179
Cash and cash equivalents	4	**788**	871
		2,751	3,058
Assets held for sale		**365**	53
Total assets		**13,547**	13,804
Current liabilities			
Trade and other payables		**3,129**	3,188
Derivative financial instruments		**14**	83
Borrowings	6	**898**	1,178
Taxation		**742**	813
Provisions	7	**37**	47
		4,820	5,309
Non-current liabilities			
Borrowings	6	**3,889**	3,960
Deferred tax liabilities		**1,130**	1,483
Net pension obligations	2	**573**	290
Provisions	7	**171**	105
		5,763	5,838
Liabilities associated with assets held for sale		**118**	21
Total liabilities		**10,701**	11,168
Net assets		**2,846**	2,636
Capital and reserves			
Combined share capitals		**274**	268
Combined share premiums		**3,354**	3,268
Combined shares held in treasury		**(1,106)**	(796)
Translation reserve		**161**	297
Other combined reserves	8	**121**	(431)
Combined shareholders' equity		**2,804**	2,606
Non-controlling interests		**42**	30
Total equity		**2,846**	2,636

Combined statement of changes in equity

	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Combined share-holders' equity €m	Non-controlling interests €m	Total equity €m
Balance at 1 January 2011	262	3,222	(792)	229	(648)	2,273	32	2,305
Total comprehensive income for the year	–	–	–	107	806	913	8	921
Dividends paid	–	–	–	–	(572)	(572)	(10)	(582)
Issue of ordinary shares, net of expenses	–	10	–	–	–	10	–	10
Increase in share based remuneration reserve	–	–	–	–	31	31	–	31
Settlement of share awards	–	–	8	–	(8)	–	–	–
Acquisitions	–	–	–	–	–	–	6	6
Acquisition of non-controlling interests	–	–	–	–	(49)	(49)	(6)	(55)
Exchange differences on translation of capital and reserves	6	36	(12)	(39)	9	–	–	–
Balance at 1 January 2012	**268**	**3,268**	**(796)**	**297**	**(431)**	**2,606**	**30**	**2,636**
Total comprehensive income for the year	**–**	**–**	**–**	**(102)**	**1,144**	**1,042**	**6**	**1,048**
Dividends paid	**–**	**–**	**–**	**–**	**(641)**	**(641)**	**(5)**	**(646)**
Issue of ordinary shares, net of expenses	**1**	**58**	**–**	**–**	**–**	**59**	**–**	**59**
Repurchase of ordinary shares	**–**	**–**	**(308)**	**–**	**–**	**(308)**	**–**	**(308)**
Increase in share based remuneration reserve	**–**	**–**	**–**	**–**	**38**	**38**	**–**	**38**
Settlement of share awards	**–**	**–**	**9**	**–**	**(9)**	**–**	**–**	**–**
Acquisitions	**–**	**–**	**–**	**–**	**–**	**–**	**11**	**11**
Disposal of non-controlling interests	**–**	**–**	**–**	**–**	**8**	**8**	**1**	**9**
Exchange differences on translation of capital and reserves	**5**	**28**	**(11)**	**(34)**	**12**	**–**	**(1)**	**(1)**
Balance at 31 December 2012	**274**	**3,354**	**(1,106)**	**161**	**121**	**2,804**	**42**	**2,846**

Notes to the summary combined financial information in euros

1 Segment analysis

ANALYSIS BY BUSINESS SEGMENT	Revenue		Operating profit		Adjusted operating profit	
	2012 €m	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m
Scientific, Technical & Medical	**2,538**	2,367	**868**	799	**960**	883
Risk Solutions	**1,139**	1,044	**346**	208	**482**	416
Business Information	**815**	799	**93**	78	**146**	127
Legal	**1,980**	1,879	**180**	166	**288**	263
Exhibitions	**1,051**	813	**210**	152	**258**	192
Sub-total	**7,523**	6,902	**1,697**	1,403	**2,134**	1,881
Corporate costs	**-**	-	**(58)**	(56)	**(58)**	(50)
Unallocated net pension financing credit	**-**	-	**31**	39	**31**	39
Total	**7,523**	6,902	**1,670**	1,386	**2,107**	1,870

Revenue is analysed before the €112m (2011: €147m) share of joint ventures' revenue, of which €3m (2011: €2m) relates to Business Information, €27m (2011: €26m) relates to Legal, principally to Giuffrè and €82m (2011: €119m) relates to Exhibitions.

Share of post-tax results of joint ventures of €29m (2011: €35m) included in operating profit comprises nil (2011: €1m) relating to Business Information, €2m (2011: €5m) relating to Legal and €27m (2011: €29m) relating to Exhibitions. The unallocated net pension financing credit of €31m (2011: €39m) comprises the expected return on pension scheme assets of €272m (2011: €270m) less interest on pension scheme liabilities of €241m (2011: €231m).

ANALYSIS OF REVENUE BY GEOGRAPHICAL ORIGIN	**2012 €m**	2011 €m
North America	**3,840**	3,569
United Kingdom	**1,188**	1,089
The Netherlands	**752**	708
Rest of Europe	**969**	900
Rest of world	**774**	636
Total	**7,523**	6,902

ANALYSIS OF REVENUE BY GEOGRAPHICAL MARKET	**2012 €m**	2011 €m
North America	**3,879**	3,702
United Kingdom	**544**	558
The Netherlands	**203**	217
Rest of Europe	**1,447**	1,259
Rest of world	**1,450**	1,166
Total	**7,523**	6,902

ANALYSIS OF REVENUE BY TYPE	**2012 €m**	2011 €m
Subscriptions	**3,663**	3,242
Circulation/transactions	**1,970**	1,896
Advertising	**431**	503
Exhibitions	**1,041**	805
Other	**418**	456
Total	**7,523**	6,902

1 Segment analysis continued

ANALYSIS BY BUSINESS SEGMENT	Expenditure on acquired goodwill and intangible assets		Capital expenditure additions		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2012 €m	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m	**2012 €m**	2011 €m
Scientific, Technical & Medical	**148**	50	**130**	108	**84**	83	**101**	80
Risk Solutions	**18**	–	**26**	27	**134**	179	**28**	29
Business Information	**–**	612	**21**	20	**46**	33	**17**	17
Legal	**98**	–	**213**	234	**102**	90	**113**	100
Exhibitions	**219**	41	**31**	25	**39**	28	**20**	12
Total	**483**	703	**421**	414	**405**	413	**279**	238

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes amounts in respect of joint ventures of €1m (2011: €5m) in Exhibitions. Other than the depreciation and amortisation above, non cash items include €38m (2011: €31m) relating to the recognition of share based remuneration and comprise €6m (2011: €6m) in Scientific, Technical & Medical, nil (2011: €4m) in Risk Solutions, €4m (2011: €2m) in Business Information, €8m (2011: €7m) in Legal, €5m (2011: €3m) in Exhibitions and €15m (2011: €9m) in Corporate.

ANALYSIS OF NON-CURRENT ASSETS BY GEOGRAPHICAL LOCATION	**2012 €m**	2011 €m
North America	**8,012**	8,381
United Kingdom	**645**	620
The Netherlands	**148**	148
Rest of Europe	**897**	940
Rest of world	**462**	350
Total	**10,164**	10,439

Non-current assets by geographical location exclude amounts relating to deferred tax assets and derivative financial intruments.

Notes to the summary combined financial information in euros

2 Pension schemes

The pension expense recognised within the income statement comprises:

	2012 €m	2011 €m
Service cost (including settlement and curtailment credits of €25m (2011: €10m))	**53**	65
Interest on pension scheme liabilities	**241**	231
Expected return on scheme assets	**(272)**	(270)
Net defined benefit pension expense	**22**	26
Defined contribution pension expense	**57**	45
Total pension expense	**79**	71

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2012			2011		
	Defined benefit obligations €m	**Fair value of scheme assets €m**	**Net pension obligations €m**	Defined benefit obligations €m	Fair value of scheme assets €m	Net pension obligations €m
At start of year	**(4,651)**	**4,361**	**(290)**	(4,302)	4,103	(199)
Service cost	**(53)**	**-**	**(53)**	(65)	-	(65)
Interest on pension scheme liabilities	**(241)**	**-**	**(241)**	(231)	-	(231)
Expected return on scheme assets	**-**	**272**	**272**	-	270	270
Actuarial (loss)/gain	**(512)**	**107**	**(405)**	(90)	(40)	(130)
Contributions by employer	**-**	**143**	**143**	-	76	76
Contributions by employees	**(14)**	**14**	**-**	(13)	13	-
Benefits paid	**266**	**(266)**	**-**	162	(162)	-
Exchange translation differences	**(50)**	**51**	**1**	(112)	101	(11)
At end of year	**(5,255)**	**4,682**	**(573)**	(4,651)	4,361	(290)

The net pension obligations of €573m (2011: €290m) at 31 December 2012 comprise schemes in deficit with net pension obligations of €573m (2011: €290m) and schemes in surplus with net pension assets of nil (2011: nil).

As at 31 December 2012 the defined benefit obligations comprise €5,058m (2011: €4,465m) in relation to funded schemes and €197m (2011: €186m) in relation to unfunded schemes.

3 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, professional and other transaction related fees, and adjustments to deferred and contingent consideration. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

	2012 €m	2011 €m
Operating profit	**1,670**	1,386
Adjustments:		
Amortisation of acquired intangible assets	**405**	413
Acquisition related costs	**26**	59
Share of profit on disposals in joint ventures	**–**	(1)
Reclassification of tax in joint ventures	**6**	13
Adjusted operating profit	**2,107**	1,870
Profit before tax	**1,460**	1,090
Adjustments:		
Amortisation of acquired intangible assets	**405**	413
Acquisition related costs	**26**	59
Reclassification of tax in joint ventures	**6**	13
Disposals and other non operating items	**(56)**	25
Adjusted profit before tax	**1,841**	1,600
Profit attributable to parent companies' shareholders	**1,315**	874
Adjustments (post tax):		
Amortisation of acquired intangible assets	**413**	408
Acquisition related costs	**20**	38
Disposals and other non operating items	**(127)**	19
Exceptional prior year tax credits	**(118)**	–
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	**(103)**	(120)
Adjusted profit attributable to parent companies' shareholders	**1,400**	1,219
Cash generated from operations	**2,272**	1,995
Dividends received from joint ventures	**25**	38
Purchases of property, plant and equipment	**(86)**	(98)
Proceeds from disposals of property, plant and equipment	**9**	8
Expenditure on internally developed intangible assets	**(323)**	(305)
Payments in relation to exceptional restructuring costs	**30**	60
Payments in relation to acquisition related costs	**45**	44
Adjusted operating cash flow	**1,972**	1,742

Notes to the summary combined financial information in euros

4 Statement of cash flows

RECONCILIATION OF OPERATING PROFIT BEFORE JOINT VENTURES TO CASH GENERATED FROM OPERATIONS	2012 €m	2011 €m
Operating profit before joint ventures	**1,641**	1,351
Amortisation of acquired intangible assets	**404**	408
Amortisation of internally developed intangible assets	**186**	152
Depreciation of property, plant and equipment	**93**	86
Share based remuneration	**38**	31
Total non cash items	**721**	677
Decrease in inventories and pre-publication costs	**26**	37
Decrease/(increase) in receivables	**5**	(42)
Decrease in payables	**(121)**	(28)
Increase in working capital	**(90)**	(33)
Cash generated from operations	**2,272**	1,995

CASH FLOW ON ACQUISITIONS	2012 €m	2011 €m
Purchase of businesses	**(339)**	(523)
Investment in joint ventures	**(13)**	(1)
Deferred payments relating to prior year acquisitions	**(37)**	(29)
Total	**(389)**	(553)

RECONCILIATION OF NET BORROWINGS	Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2012 €m	2011 €m
At start of year	**871**	**(5,138)**	**148**	**(4,119)**	(4,043)
Decrease in cash and cash equivalents	**(89)**	**-**	**-**	**(89)**	(51)
Net movement in short term bank loans, overdrafts and commercial paper	**-**	**534**	**-**	**534**	(241)
Issuance of other loans	**-**	**(728)**	**-**	**(728)**	-
Repayment of other loans	**-**	**538**	**-**	**538**	285
Repayment of finance leases	**-**	**5**	**-**	**5**	25
Change in net borrowings resulting from cash flows	**(89)**	**349**	**-**	**260**	18
Borrowings in acquired businesses	**-**	**-**	**-**	**-**	(21)
Inception of finance leases	**-**	**(16)**	**-**	**(16)**	(9)
Fair value and other adjustments to borrowings and related derivatives	**-**	**(5)**	**6**	**1**	9
Exchange translation differences	**6**	**23**	**(1)**	**28**	(73)
At end of year	**788**	**(4,787)**	**153**	**(3,846)**	(4,119)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

5 Acquisitions

During the year a number of acquisitions were made for a total consideration of €419m (2011: €566m), after taking account of net cash acquired of €15m (2011: €28m). The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below.

	Fair value 2012 €m	Fair value 2011 €m
Goodwill	**203**	345
Intangible assets	**281**	358
Property, plant & equipment	**1**	1
Current assets	**26**	27
Current liabilities	**(75)**	(53)
Borrowings	**-**	(21)
Current tax	**3**	(1)
Deferred tax	**(20)**	(90)
Net assets acquired	**419**	566
Consideration (after taking account of €15m (2011: €28m) net cash acquired)	**419**	566
Less: consideration deferred to future years	**(28)**	(31)
Less: acquisition date fair value of equity interest	**(52)**	(12)
Net cash flow	**339**	523

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2013 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2011.

The businesses acquired in 2012 contributed €90m to revenue, increased adjusted operating profit by €22m, increased adjusted net profit by €17m, decreased reported net profit by €12m, and contributed €2m to net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a pro forma basis the Reed Elsevier revenues, adjusted operating profit, adjusted net profit and reported net profit for the year would have been €7,568m, €2,112m, €1,405m and €1,320m respectively before taking account of acquisition financing costs.

Notes to the summary combined financial information in euros

6 Borrowings

	2012			2011		
	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper	161	–	161	715	–	715
Finance leases	9	11	20	2	7	9
Other loans	–	1,877	1,877	461	1,759	2,220
Other loans in fair value hedging relationships	125	1,274	1,399	–	1,445	1,445
Other loans previously in fair value hedging relationships	603	727	1,330	–	749	749
Total	898	3,889	4,787	1,178	3,960	5,138

In 2012, €226m principal amount of term debt maturing in 2014 and 2019 was exchanged for €235m principal amount of term debt maturing in 2022 and cash payments of €57m. The exchange is treated as a debt modification for accounting purposes. The premium arising of €66m is offset against the carrying amount of the newly issued term debt and will be amortised over its life.

The total fair value of financial liabilities measured at amortised cost is €2,455m (2011: €3,294m). The total fair value of other loans in fair value hedging relationships is €1,448m (2011: €1,484m). The total fair value of other loans previously in fair value hedging relationships is €1,462m (2011: €848m).

Analysis by year of repayment

	2012				2011			
	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
Within 1 year	161	728	9	898	715	461	2	1,178
Within 1 to 2 years	–	792	7	799	–	742	3	745
Within 2 to 3 years	–	219	4	223	–	870	3	873
Within 3 to 4 years	–	492	–	492	–	226	1	227
Within 4 to 5 years	–	442	–	442	–	481	–	481
After 5 years	–	1,933	–	1,933	–	1,634	–	1,634
	–	3,878	11	3,889	–	3,953	7	3,960
Total	161	4,606	20	4,787	715	4,414	9	5,138

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2012 by a $2,000m (€1,514m) committed bank facility maturing in June 2015, which was undrawn.

6 Borrowings continued

Analysis by currency

	2012				2011			
	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
US dollars	30	2,532	20	2,582	582	2,918	9	3,509
£ sterling	–	905	–	905	–	876	–	876
Euro	127	1,169	–	1,296	109	620	–	729
Other currencies	4	–	–	4	24	–	–	24
Total	161	4,606	20	4,787	715	4,414	9	5,138

Included in the US dollar amounts for other loans above is €427m (2011: €435m) of debt denominated in Swiss francs (CHF 500m; 2011: CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments which, as at 31 December 2012, had a fair value of €98m (2011: €100m).

7 Provisions

	2012			2011		
	Property €m	Restructuring €m	Total €m	Property €m	Restructuring €m	Total €m
At start of year	131	21	152	123	63	186
Transfers	27	–	27	–	–	–
Charged	76	–	76	18	–	18
Utilised	(30)	(15)	(45)	(14)	(42)	(56)
Exchange translation differences	(2)	–	(2)	4	–	4
At end of year	202	6	208	131	21	152

Property provisions relate to estimated sub lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. The charge in 2012 of €76m (2011: €18m) predominantly relates to property exposures on disposed businesses.

At 31 December 2012 provisions are included within current and non-current liabilities as follows:

	2012 €m	2011 €m
Current liabilities	37	47
Non-current liabilities	171	105
Total	208	152

Notes to the summary combined financial information in euros

8 Other combined reserves

	Hedge reserve 2012 €m	Other reserves 2012 €m	Total 2012 €m	Total 2011 €m
At start of year	**(58)**	**(373)**	**(431)**	(648)
Profit attributable to parent companies' shareholders	**–**	**1,315**	**1,315**	874
Dividends paid	**–**	**(641)**	**(641)**	(572)
Actuarial losses on defined benefit pension schemes	**–**	**(405)**	**(405)**	(130)
Fair value movements on available for sale investments	**–**	**–**	**–**	(1)
Transfer to net profit on disposal of available for sale investments	**–**	**14**	**14**	–
Fair value movements on cash flow hedges	**86**	**–**	**86**	(28)
Tax recognised directly in equity	**(23)**	**131**	**108**	48
Increase in share based remuneration reserve	**–**	**38**	**38**	31
Settlement of share awards	**–**	**(9)**	**(9)**	(8)
Transfer from hedge reserve to net profit (net of tax)	**26**	**–**	**26**	43
Disposal/(acquisition) of non-controlling interests	**–**	**8**	**8**	(49)
Exchange translation differences	**1**	**11**	**12**	9
At end of year	**32**	**89**	**121**	(431)

9 Exchange rates

	Income statement		Statement of financial position	
	2012	2011	**2012**	2011
Sterling to euro	**0.81**	0.87	**0.81**	0.83
US dollars to euro	**1.29**	1.39	**1.32**	1.29

Reed Elsevier PLC Annual Report and Financial Statements

In this section

Company number: 77536

Directors' report

The Directors present their report, together with the financial statements of the group and company, for the year ended 31 December 2012.

As a consequence of the merger of the company's businesses with those of Reed Elsevier NV in 1993, described on page 66, the shareholders of Reed Elsevier PLC and Reed Elsevier NV can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses" or "Reed Elsevier"). This Directors' report and the financial statements of the group and company should be read in conjunction with the combined financial statements and other reports set out on pages 1 to 132. A review of the Reed Elsevier combined businesses and their performance in the year is set out on pages 8 to 37, a summary of the principal risks facing Reed Elsevier is set out on pages 58 to 60, and the Reed Elsevier statement on corporate responsibility is set out on pages 40 to 48.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities, and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier NV. Reed Elsevier PLC also has an indirect equity interest in Reed Elsevier NV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal identities and are publicly-held companies. Reed Elsevier PLC's securities are listed in London and New York and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Financial statement presentation

The consolidated financial statements of Reed Elsevier PLC include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. Because of the tax credit, Reed Elsevier PLC normally requires proportionately less cash to fund its net dividend than Reed Elsevier NV does to fund its gross dividend. An adjustment is therefore required in the consolidated income statement of Reed Elsevier PLC to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and it reduced the consolidated attributable earnings by £14m (2011: £13m), being 47.1% of the total amount of the tax credit.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures used by management. These exclude the tax credit equalisation adjustment and, in relation to the results of joint ventures, the company's share of amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred taxation assets and liabilities not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets.

Consolidated income statement

Reed Elsevier PLC's shareholders' 52.9% share of the adjusted profit before tax of the Reed Elsevier combined businesses was £792m (2011: £736m). Reported profit before tax, including the Reed Elsevier PLC shareholders' share of amortisation charges, acquisition related costs and disposals and other non operating items, was £546m (2011: £390m). The increase reflects the improved trading performance, disposal gains and an exceptional prior year tax credit.

At Elsevier, double digit growth in submissions and usage drove good growth in scientific & medical research and databases & tools, with strong growth in emerging markets. Risk Solutions achieved strong growth in both insurance and business services, and a return to growth in the government segment. Business Information saw strong growth from our major data services, modest growth in marketing services and leading brands, and a moderation in the rate of decline in other magazines and services. Legal revenue growth was positive despite subdued legal markets in the US and Europe, with growth driven by online products and services. Exhibitions had another good year, benefiting from biennial exhibition cycling, with moderate growth in Europe, strong growth in the US and Japan, and double digit growth in most emerging markets. The overall adjusted operating margin was 0.9 percentage points higher despite organic investment in new product development and sales & marketing, reflecting the benefit to margin from portfolio change.

Reed Elsevier PLC's shareholders' share of the adjusted profit attributable of the combined businesses was £602m (2011: £561m). After deducting the company's share of the post tax charge for amortisation of acquired intangible assets, and acquisition-related costs, disposal gains and losses and other non operating items, exceptional prior year tax credit (in 2012 only) and deferred taxes not expected to crystallise in the near term, the reported net profit for the year was £552m (2011: £389m).

Adjusted earnings per share increased 7% to 50.1p (2011: 46.7p). At constant rates of exchange, the adjusted earnings per share were 8% higher. Including the effect of the tax credit equalisation as well as amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, and tax adjustments, the basic earnings per share were 46.0p (2011: 32.4p).

Consolidated statement of financial position

The consolidated statement of financial position of Reed Elsevier PLC reflects its 52.9% economic interest in the net assets of Reed Elsevier which as at 31 December 2012 was £1,206m (2011: £1,149m). The £57m increase in net assets reflects the company's share in the comprehensive income of Reed Elsevier partially offset by dividends paid and shares repurchased.

Dividends

The Board is recommending an equalised final dividend of 17.0p per ordinary share (2011: 15.9p). This gives total ordinary dividends for the year of 23.0p (2011: 21.55p). The final dividend will be paid on 23 May 2013 to shareholders on the Register on 3 May 2013.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.2 times. The Boards of the company and Reed Elsevier NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least 2.0 times over the longer term.

The total dividend paid on the ordinary shares in the financial year was £264m (2011: £248m).

Parent company financial statements

The individual parent company financial statements of Reed Elsevier PLC are presented on pages 167 to 169, and are prepared under UK Generally Accepted Accounting Practice (UK GAAP). Parent company shareholders' funds as at 31 December 2012 were £3,490m (2011: £3,163m).

Corporate governance

The company has complied throughout the year with the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council in May 2010 (the "UK Code"). The UK Code is publicly available at www.frc.org.uk. Details of how the principles of the UK Code have been applied and the Directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 66 to 72.

Details of the role and responsibilities, membership and activities of the Reed Elsevier Audit Committees, including the company's Audit Committee, are set out in the Report of the Audit Committees on pages 91 and 92.

Directors' report

Directors

The following served as Directors of the company during the year:

A J Habgood (Chairman)
E Engstrom (Chief Executive Officer)
M H Armour (Chief Financial Officer until 15 November 2012, retired 31 December 2012)
D J Palmer (appointed 25 September 2012, Chief Financial Officer from 15 November 2012)
M W Elliott
A N Hennah
L Hook
R B Polet
Sir David Reid (Senior Independent Director)
L S Sanford (appointed 4 December 2012)
B van der Veer

Biographical details of the Directors at the date of this report are given on pages 62 and 63.

Directors are appointed in accordance with the Articles of Association (the "Articles"), which provide that any director appointed during the year holds office only until the next following Annual General Meeting ("AGM") and is then eligible for election by the shareholders. The company's Articles provide that at every AGM of the company, one third of the directors (or if their number is not a multiple of three the number nearest to one third) shall retire from office and, if they wish, put themselves up for re-election by the shareholders. The UK Code recommends that all directors should seek re-election by shareholders annually. Accordingly, the Board has adopted this practice.

The office of director shall be vacated if he or she: (i) resigns; (ii) becomes bankrupt or compounds with his or her creditors generally; (iii) is or may be suffering from a mental illness; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to the company's Articles. Subject to the shareholders' rights to appoint individuals to the Board in accordance with the company's Articles, no individual may be appointed to the Board unless such appointment is recommended by the Nominations Committee.

Mark Elliott and Sir David Reid will retire as Directors at the conclusion of the AGM in April 2013 and will not seek re-election.

Duncan Palmer and Linda Sanford were appointed to the Board in September and December respectively. In accordance with the Articles of Association, they will retire from the Board and stand for election at the Annual General Meeting in April 2013.

In accordance with the provisions of the UK Code, all other Directors will retire from the Board at the AGM in 2013 and, being eligible, they will each offer themselves for re-election. Taking into account the assessment by the Corporate Governance Committee of the qualifications, performance and effectiveness of each individual Director seeking re-election, the Board has accepted a recommendation from the Nominations Committee that each Director be proposed for re-election at the 2013 AGM.

At the AGM held in April 2012, David Brennan was appointed a Non-Executive Director which was to have been effective as of November 2012. As previously announced, David Brennan's appointment has been postponed indefinitely for personal reasons at his request and by agreement with the Board.

Following the postponement of David Brennan's appointment, the Nominations Committee, in conjunction with an external consultant, continued the search for a Non-Executive Director and recommended that Dr Wolfhart Hauser be proposed for election as a member of the Supervisory Board of Reed Elsevier NV and a Non-Executive Director of Reed Elsevier PLC at the respective AGMs in April 2013. Subject to his election at the AGMs, he will also be appointed as a Non-Executive Director of Reed Elsevier Group plc.

The notice period applicable to the service contracts of Erik Engstrom and Duncan Palmer is 12 months. The remaining Directors seeking re-election at the 2013 AGM do not have service contracts.

Details of Directors' remuneration and their interests in the share capital of the company are provided in the Directors' remuneration report on pages 74 to 90.

Share capital

The company's issued share capital comprises a single class of ordinary shares, all of which are listed on the London Stock Exchange. All issued shares are fully paid up and carry no additional obligations or special rights. Each share carries the right to one vote at general meetings of the company. In a general meeting, subject to any rights and restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote (although a proxy has one vote for and one vote against the resolution if: (i) the proxy has been duly appointed by more than one member entitled to vote on the resolution; and (ii) the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it). Subject to any rights or restrictions attached to any shares, on a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. Proxy appointments and voting instructions must be received by the company's registrars not less than 48 hours before a general meeting. There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the Articles and prevailing legislation. The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights attached to the shares.

At the 2012 AGM, shareholders passed a resolution authorising the directors to allot shares up to a nominal value of £9m, representing less than 5% of the company's issued share capital. Since the 2012 AGM no shares have been issued under this authority. The shareholder authority also permitted the Directors to allot shares in order to satisfy entitlements under employee share plans, and details of such allotments are noted below. The authority to allot shares will expire at the 2013 AGM, and a resolution to further extend the authority will be submitted to the shareholders at the 2013 AGM.

During the year, 6,684,412 ordinary shares in the company were issued in order to satisfy entitlements under employee share plans as follows:

- 707,996 under a UK Save As You Earn share option scheme at prices between 401.6p and 504p per share;
- 5,097,939 under executive share option schemes at prices between 420p and 644.5p per share; and
- 878,477 under the Long Term Incentive Plan at prices between 487.25p and 524.5p per share.

The issued share capital as at 31 December 2012 is shown in note 12 to the consolidated financial statements.

Authority to purchase shares

At the 2012 AGM, shareholders passed a resolution authorising the purchase of up to 125.1 million ordinary shares in the company (representing less than 10% of the issued ordinary shares) by market purchase. During the year, 23.3 million were purchased under this authority. As at 31 December 2012 there were 57,484,914 ordinary shares held in treasury, representing 4.57% of the issued ordinary shares. A further 8.1 million shares were purchased between 1 January 2013 and the date of this report. The authority to make market purchases will expire at the 2013 AGM, and a resolution to further extend the authority will be submitted to the shareholders at the 2013 AGM.

Substantial share interests

As at 27 February 2013, the company had been notified by the following shareholders that they held an interest of 3% or more in voting rights of the issued share capital of the company:

- Franklin Mutual Advisers, LLC 5.04%
- BlackRock Inc. 5.03%
- Silchester International Investment 3.99%
- Lloyds Banking Group plc 3.98%
- The Capital Group Companies Inc. 3.90%
- Legal & General Group plc 3.40%

The percentage interests stated above are as disclosed at the date on which the interests were notified to the company.

Employee benefit trust

The Trustee of the Reed Elsevier Group plc Employee Benefit Trust held an interest in 13,451,468 ordinary shares in the company (representing 1.07% of the issued ordinary shares) as at 31 December 2012. The Trustee may vote or abstain from voting any shares it holds in any way it sees fit.

Significant agreements – change of control

The Governing Agreement between Reed Elsevier PLC and Reed Elsevier NV states that upon a change of control of Reed Elsevier PLC (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier NV, Reed Elsevier NV may serve notice upon Reed Elsevier PLC varying certain provisions of the Governing Agreement, including the governance and the standstill provisions.

There are a number of borrowing agreements including credit facilities that in the event of a change of control of both Reed Elsevier PLC and Reed Elsevier NV and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate.

Powers of directors

Subject to the provisions of the Companies Act 2006, the company's Articles and any directions given by special resolutions, the business of the company shall be managed by the Board which may exercise all the powers of the company.

Directors' indemnity

In accordance with the company's Articles, the company has granted Directors an indemnity, to the extent permitted by law, in respect of liabilities incurred as a result of their office. The company also purchased and maintained throughout the year Directors' and Officers' liability insurance in respect of itself and its Directors.

Related party transactions

Internal controls are in place to ensure that any related party transactions involving Directors or their connected persons are carried out on an arm's length basis and are properly recorded.

Directors' report

Conflict of interest
The company's Articles permit the Board to approve situations where a Director has an interest that conflicts, or may possibly conflict, with the interests of the company. The Board has established a formal system whereby the Nominations Committee considers and decides whether to authorise any such conflict or potential conflict, and whether to impose limits or conditions when giving authorisation. In reaching its decision, the Nominations Committee is required to act in a way it considers would be most likely to promote the success of the company.

Creditor payment policy
Reed Elsevier companies agree terms and conditions for business transactions with suppliers, including the terms of payment. Reed Elsevier does not operate a standard code in respect of payments to suppliers. The average time taken to pay suppliers during the year was between 30 and 45 days (2011: between 30 and 45 days).

Charitable donations
Through the Reed Elsevier Cares programme, which concentrates on education for disadvantaged young people, Reed Elsevier companies made donations during the year for charitable purposes amounting to £2.5m (2011: £2.4m) of which £0.4m (2011: £0.5m) was in the United Kingdom. Further information concerning the Reed Elsevier Cares programme is available from the Reed Elsevier Corporate Responsibility Report at reporting.reedelsevier.com/cr12

Political donations
Reed Elsevier does not make donations to EU political organisations or incur EU political expenditure. In the United States, Reed Elsevier companies donated £57,201 (2011: £53,550) to political organisations. In line with US law, these donations were not made at federal level, but only to candidates and political parties at the state and local levels.

Financial Statements and accounting records
The Directors are responsible for preparing the Directors' report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and Article 4 of the IAS Regulation. The Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing the parent company financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; state whether applicable UK Accounting Standards have been followed, subject to any material departures being disclosed and explained in the financial statements; and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business.

In preparing the group financial statements, IAS1 requires that directors: properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and make an assessment of the company's ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company's transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' responsibility statement

The Board confirms that, to the best of its knowledge:

- the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and
- the Directors' report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Neither the company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with Section 90A of the Financial Services and Markets Act 2000.

Disclosure of information to auditors

As part of the process of approving the company's 2012 financial statements, the Directors have taken steps pursuant to section 418(2) of the Companies Act 2006 to ensure that they are aware of any relevant audit information and to establish that the company's auditors are aware of that information. In that context, so far as the Directors are aware, there is no relevant audit information of which the company's auditors are unaware.

Going concern

The Directors, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2012 financial statements. In reaching this conclusion, the Directors have had due regard to the combined businesses' financial position as at 31 December 2012, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2012 is set out in the Chief Financial Officer's Report on pages 50 to 57. This shows that, after taking account of available cash resources and committed bank facilities that back up short term borrowings, none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 56 and 57. Further information on liquidity of the combined businesses can be found in note 18 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 58 to 60.

Auditors

Resolutions for the re-appointment of Deloitte LLP as auditors of the company and to authorise the Directors to fix their remuneration will be submitted to shareholders at the 2013 AGM.

By order of the Board	Registered Office
Henry Udow	1-3 Strand
Company Secretary	London
27 February 2013	WC2N 5JR

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 £m	2011 £m
Administrative expenses	1	**(2)**	(2)
Effect of tax credit equalisation on distributed earnings	2	**(14)**	(13)
Share of results of joint ventures	11	**561**	404
Operating profit		**545**	389
Finance income	5	**1**	1
Profit before tax		**546**	390
Taxation	6	**6**	(1)
Profit attributable to ordinary shareholders		**552**	389

Consolidated statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	2012 £m	2011 £m
Profit attributable to ordinary shareholders	**552**	389
Share of joint ventures' other comprehensive expense for year	**(146)**	(14)
Total comprehensive income for the year	**406**	375

Earnings per ordinary share

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 pence	2011 pence
Basic earnings per share	8	**46.0**	32.4
Diluted earnings per share	8	**45.4**	32.1

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 £m	2011 £m
Cash flows from operating activities			
Cash used by operations	10	**(2)**	(2)
Interest received		**1**	1
Tax paid		**(2)**	(1)
Net cash used in operating activities		**(3)**	(2)
Cash flows from investing activities			
Dividends received from joint ventures	11	**694**	600
Net cash received from investing activities		**694**	600
Cash flows from financing activities			
Equity dividends paid	7	**(264)**	(248)
Repurchase of ordinary shares		**(143)**	-
Proceeds on issue of ordinary shares		**33**	8
Increase in net funding balances due from joint ventures	10	**(317)**	(358)
Net cash used in financing activities		**(691)**	(598)
Movement in cash and cash equivalents		**–**	–

Consolidated statement of financial position

AS AT 31 DECEMBER	Note	2012 £m	2011 £m
Non-current assets			
Investments in joint ventures	11	**1,207**	1,158
Total assets		**1,207**	1,158
Current liabilities			
Taxation		**1**	9
Total liabilities		**1**	9
Net assets		**1,206**	1,149
Capital and reserves			
Called up share capital	12	**181**	180
Share premium account		**1,208**	1,176
Shares held in treasury (including in joint ventures)		**(447)**	(308)
Capital redemption reserve		**4**	4
Translation reserve		**87**	159
Other reserves	13	**173**	(62)
Total equity		**1,206**	1,149

The consolidated financial statements were approved by the Board of directors, 27 February 2013.

A J Habgood
Chairman

D J Palmer
Chief Financial Officer

Consolidated statement of changes in equity

FOR THE YEAR ENDED 31 DECEMBER	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2011		180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the year		–	–	–	–	17	358	375
Equity dividends paid	7	–	–	–	–	–	(248)	(248)
Issue of ordinary shares, net of expenses		–	8	–	–	–	–	8
Share of joint ventures' increase in share based remuneration reserve		–	–	–	–	–	14	14
Share of joint ventures' settlement of share awards by the employee benefit trust		–	–	4	–	–	(4)	–
Share of joint ventures' acquisition of non-controlling interests		–	–	–	–	–	(23)	(23)
Equalisation adjustments		–	–	–	–	–	(5)	(5)
Balance at 1 January 2012		**180**	**1,176**	**(308)**	**4**	**159**	**(62)**	**1,149**
Total comprehensive income for the year		**–**	**–**	**–**	**–**	**(72)**	**478**	**406**
Equity dividends paid	7	**–**	**–**	**–**	**–**	**–**	**(264)**	**(264)**
Issue of ordinary shares, net of expenses		**1**	**32**	**–**	**–**	**–**	**–**	**33**
Repurchase of ordinary shares		**–**	**–**	**(143)**	**–**	**–**	**–**	**(143)**
Share of joint ventures' increase in share based remuneration reserve		**–**	**–**	**–**	**–**	**–**	**16**	**16**
Share of joint ventures' settlement of share awards by the employee benefit trust		**–**	**–**	**4**	**–**	**–**	**(4)**	**–**
Share of joint ventures' disposal of non-controlling interests		**–**	**–**	**–**	**–**	**–**	**3**	**3**
Equalisation adjustments		**–**	**–**	**–**	**–**	**–**	**6**	**6**
Balance at 31 December 2012		**181**	**1,208**	**(447)**	**4**	**87**	**173**	**1,206**

Group accounting policies

Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards. They report the consolidated statements of income, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared on a going concern basis, as explained on page 153.

Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 66.

Determination of profit
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

In Reed Elsevier PLC's consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 98 to 103.

Investments
Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the date of the statement of financial position.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that have been substantively enacted at the date of the statement of financial position. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Critical judgements and key sources of estimation uncertainty
Critical judgements in the preparation of the combined financial statements are set out on pages 101 to 103.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page 103 of the combined financial statements.

Notes to the consolidated financial statements

for the year ended 31 December 2012

1 Administrative expenses

Administrative expenses include £877,000 (2011: £799,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2011: nil).

2 Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 158.

3 Auditor's remuneration

Audit fees payable by Reed Elsevier PLC were £28,000 (2011: £28,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 3 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 30 to the combined financial statements.

5 Finance income

	2012 £m	2011 £m
Finance income from joint ventures	**1**	1

6 Taxation

	2012 £m	2011 £m
UK corporation tax (credit)/expense	**(6)**	1

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2012 £m	2011 £m
Profit before tax	**546**	390
Tax at applicable rate 24.5% (2011: 26.5%)	**134**	103
Tax at applicable rate on share of results of joint ventures	**(137)**	(107)
Other	**(3)**	5
Tax (credit)/expense	**(6)**	1

Notes to the consolidated financial statements

for the year ended 31 December 2012

7 Equity dividends

ORDINARY DIVIDENDS DECLARED IN THE YEAR	**2012 pence**	2011 pence	**2012 £m**	2011 £m
Ordinary shares				
Final for prior financial year	**15.9p**	15.0p	**191**	180
Interim for financial year	**6.0p**	5.65p	**73**	68
Total	**21.9p**	20.65p	**264**	248

The directors of Reed Elsevier PLC have proposed a final dividend of 17.0p (2011: 15.9p). The cost of funding the proposed final dividend is expected to be £202m. No liability has been recognised at the statement of financial position date.

ORDINARY DIVIDENDS PAID AND PROPOSED RELATING TO THE FINANCIAL YEAR	**2012 pence**	2011 pence
Ordinary shares		
Interim (paid)	**6.0p**	5.65p
Final (proposed)	**17.0p**	15.9p
Total	**23.0p**	21.55p

8 Earnings per ordinary share ("EPS")

	2012			2011		
	Weighted average number of shares (millions)	**Earnings £m**	**EPS pence**	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic earnings per share	**1,200.6**	**552**	**46.0**	1,202.0	389	32.4
Based on 52.9% interest in total operations of the combined businesses	**1,200.6**	**566**	**47.1**	1,202.0	402	33.4
Diluted earnings per share	**1,215.1**	**552**	**45.4**	1,211.7	389	32.1

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

8 Earnings per ordinary share ("EPS") continued

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2012 are shown below.

NUMBER OF ORDINARY SHARES

	Year ended 31 December			
			2012	2011
	Shares in issue (millions)	**Treasury shares (millions)**	**Shares in issue net of treasury shares (millions)**	Shares in issue net of treasury shares (millions)
At start of year	**1,250.9**	**(48.3)**	**1,202.6**	1,200.4
Issue of ordinary shares	**6.7**	**–**	**6.7**	1.6
Repurchase of ordinary shares	**–**	**(23.3)**	**(23.3)**	–
Net release of shares by the employee benefit trust	**–**	**0.6**	**0.6**	0.6
At end of year	**1,257.6**	**(71.0)**	**1,186.6**	1,202.6
Weighted average number of equivalent ordinary shares during the year			**1,200.6**	1,202.0

9 Adjusted figures

Adjusted profit and earnings per share figures are used by management as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		Basic earnings per share	
	2012 £m	2011 £m	**2012 pence**	2011 pence
Reported figures	**552**	389	**46.0**	32.4
Effect of tax credit equalisation on distributed earnings	**14**	13	**1.1**	1.0
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	**566**	402	**47.1**	33.4
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**178**	188	**14.8**	15.6
Acquisition related costs	**8**	17	**0.7**	1.5
Disposals and other non operating items	**(55)**	8	**(4.6)**	0.7
Exceptional prior year tax credit	**(51)**	–	**(4.2)**	–
Deferred tax adjustments	**(44)**	(54)	**(3.7)**	(4.5)
Adjusted figures	**602**	561	**50.1**	46.7

Notes to the consolidated financial statements

for the year ended 31 December 2012

10 Statement of cash flows

RECONCILIATION OF ADMINISTRATIVE EXPENSES TO CASH USED BY OPERATIONS	2012 £m	2011 £m
Administrative expenses	**(2)**	(2)
Cash used by operations	**(2)**	(2)

RECONCILIATION OF NET FUNDING BALANCES DUE FROM JOINT VENTURES	2012 £m	2011 £m
At start of year	**632**	274
Cash flow	**317**	358
At end of year	**949**	632

11 Investments in joint ventures

	2012 £m	2011 £m
Share of results of joint ventures	**561**	404
Share of joint ventures' other comprehensive expense	**(146)**	(14)
Share of joint ventures' disposal/(acquisition) of non-controlling interests	**3**	(23)
Share of joint ventures' increase in share based remuneration reserve	**16**	14
Equalisation adjustments	**(8)**	(18)
Dividends received from joint ventures	**(694)**	(600)
Increase in net funding balances due from joint ventures	**317**	358
Net movement in the year	**49**	121
At start of year	**1,158**	1,037
At end of year	**1,207**	1,158

During the year the company received dividends of £394m from Elsevier Reed Finance BV and £300m from Reed Elsevier Group plc.

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders' 52.9% share is set out below.

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2012 £m	2011 £m	2012 £m	2011 £m
Revenue	**6,116**	6,002	**3,235**	3,175
Net profit for the year	**1,074**	767	**561**	404

Reed Elsevier PLC's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier PLC of £5m (2011: £2m loss).

11 Investments in joint ventures continued

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2012 £m	2011 £m	2012 £m	2011 £m
Total assets	**11,014**	11,503	**5,826**	6,085
Total liabilities	**(8,700)**	(9,306)	**(5,568)**	(5,559)
Net assets	**2,314**	2,197	**258**	526
Attributable to:				
Joint ventures	**2,280**	2,172	**258**	526
Non-controlling interests	**34**	25	**-**	-
	2,314	2,197	**258**	526
Funding balances due from joint ventures			**949**	632
Total			**1,207**	1,158

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC's share of assets and liabilities are cash and cash equivalents of £339m (2011: £384m) and borrowings of £2,059m (2011: £2,265m) respectively.

12 Share capital and shares held in treasury

AUTHORISED	No. of shares	£m
Ordinary shares of 14$^{51}/_{116}$p each	**1,257,597,977**	**181**
Unclassified shares of 14$^{51}/_{116}$p each	**787,158,643**	**113**
Total		**294**

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

CALLED UP SHARE CAPITAL – ISSUED AND FULLY PAID	No. of shares	2012 £m	No. of shares	2011 £m
At start of year	**1,250,913,565**	**180**	1,249,286,224	180
Issue of ordinary shares	**6,684,412**	**1**	1,627,341	–
At end of year	**1,257,597,977**	**181**	1,250,913,565	180

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 6 to the Reed Elsevier combined financial statements.

At 31 December 2012, shares held in treasury related to 13,451,468 (2011: 14,051,025) Reed Elsevier PLC ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT); and 57,484,915 (2011: 34,196,298) Reed Elsevier PLC ordinary shares held by the parent company.

The EBT purchases Reed Elsevier PLC shares which, at the Trustee's discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. At 31 December 2012, Reed Elsevier PLC shares held by the EBT were £84m (2011: £88m).

Notes to the consolidated financial statements

for the year ended 31 December 2012

13 Other reserves

	2012 £m	2011 £m
At start of year	**(62)**	(154)
Profit attributable to ordinary shareholders	**552**	389
Share of joint ventures':		
Actuarial losses on defined benefit pension schemes	**(174)**	(60)
Fair value movements on available for sale investments	**-**	(1)
Transfer to net profit on disposal of available for sale investments	**6**	-
Fair value movements on cash flow hedges	**37**	(12)
Tax recognised directly in equity	**46**	22
Increase in share based remuneration reserve	**16**	14
Settlement of share awards	**(4)**	(4)
Transfer to net profit from cash flow hedge reserve	**11**	20
Disposal/(acquisition) of non-controlling interests	**3**	(23)
Equalisation adjustments	**6**	(5)
Equity dividends paid	**(264)**	(248)
At end of year	**173**	(62)

14 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2012 £m	2011 £m
Guaranteed jointly and severally with Reed Elsevier NV	**3,595**	3,920

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

15 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	18,385 ordinary R shares	100%
1-3 Strand	18,385 ordinary E shares	–
London WC2N 5JR	100,000 7.5% cumulative preference non voting shares	100%
Holding company for operating businesses involved in science & medical, risk management, legal and business publishing and organisation of trade exhibitions	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary R shares	100%
Radarweg 29	205 ordinary E shares	–
1043 NX Amsterdam, the Netherlands		
Holding company for financing businesses	Equivalent to a 39% equity interest	

The E shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier NV.

16 Principal subsidiary

		% holding
Reed Holding BV		
Incorporated in the Netherlands	191 ordinary shares	100%
Radarweg 29		
1043 NX Amsterdam, the Netherlands		

At 31 December 2012 Reed Holding BV owned 4,240,838 (2011: 4,303,179) shares of a separate class in Reed Elsevier NV. The equalisation arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger give Reed Elsevier PLC a 5.8% economic interest in Reed Elsevier NV.

Independent auditor's report on the consolidated financial statements to the members of Reed Elsevier PLC

We have audited the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2012 ("the consolidated financial statements"), which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, the consolidated statement of financial position, the consolidated statement of changes in equity, the group accounting policies and the related notes 1 to 16. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards ("IFRSs") as adopted by the European Union.

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor
As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the consolidated financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the consolidated financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the group's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements
In our opinion the consolidated financial statements:

- give a true and fair view of the state of the group's affairs as at 31 December 2012 and of its profit for the year then ended;
- have been properly prepared in accordance with IFRS as adopted by the European Union; and
- have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006
In our opinion the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the consolidated financial statements.

Matters on which we are required to report by exception
We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

- the directors' statement, contained within the Structure and Corporate Governance report in relation to going concern;
- the part of the Corporate Governance report relating to the company's compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and
- certain elements of the report to shareholders by the Board on directors' remuneration.

Other matter
We have reported separately on the parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2012 and on the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2012 that are described as having been audited.

Douglas King (Senior statutory auditor)
For and on behalf of
Deloitte LLP
Chartered Accountants and Statutory Auditor
London
United Kingdom
27 February 2013

Parent company balance sheet

AS AT 31 DECEMBER	Note	2012 £m	2011 £m
Fixed assets			
Investments in subsidiary undertakings	1	**309**	309
Investments in joint ventures	1	**2,310**	2,308
		2,619	2,617
Current assets			
Debtors: amounts due from joint ventures		**949**	632
		949	632
Creditors: amounts falling due within one year			
Taxation		**(1)**	(9)
Amounts owed to subsidiary undertakings		**(77)**	(77)
		(78)	(86)
Net current assets		**871**	546
Net assets		**3,490**	3,163
Capital and reserves			
Called up share capital		**181**	180
Share premium account		**1,208**	1,176
Shares held in treasury		**(367)**	(224)
Capital redemption reserve		**4**	4
Other reserves		**150**	148
Profit and loss reserve		**2,314**	1,879
Shareholders' funds		**3,490**	3,163

The parent company financial statements were approved by the Board of directors, 27 February 2013.

A J Habgood
Chairman

D J Palmer
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital £m	Share premium account £m	Shares held in treasury £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m	Total £m
At 1 January 2011	180	1,168	(224)	4	134	1,529	2,791
Profit attributable to ordinary shareholders	–	–	–	–	–	598	598
Equity dividends paid	–	–	–	–	–	(248)	(248)
Issue of ordinary shares, net of expenses	–	8	–	–	–	–	8
Equity instruments granted to employees of combined businesses	–	–	–	–	14	–	14
At 1 January 2012	**180**	**1,176**	**(224)**	**4**	**148**	**1,879**	**3,163**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**–**	**–**	**699**	**699**
Equity dividends paid	**–**	**–**	**–**	**–**	**–**	**(264)**	**(264)**
Repurchase of ordinary shares	**–**	**–**	**(143)**	**–**	**–**	**–**	**(143)**
Issue of ordinary shares, net of expenses	**1**	**32**	**–**	**–**	**–**	**–**	**33**
Equity instruments granted to employees of combined businesses	**–**	**–**	**–**	**–**	**2**	**–**	**2**
At 31 December 2012	**181**	**1,208**	**(367)**	**4**	**150**	**2,314**	**3,490**

Parent company accounting policies

Basis of preparation

The parent company financial statements have been prepared under the historical cost convention in accordance with UK Generally Accepted Accounting Practice (UK GAAP). Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

The parent company financial statements are prepared on a going concern basis, as explained on page 153.

As permitted by section 408 of the Companies Act 2006, the company has not presented its own profit and loss account.

The Reed Elsevier PLC accounting policies under UK GAAP are set out below.

Investments

Fixed asset investments in the Reed Elsevier combined businesses are stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over Reed Elsevier PLC ordinary shares to employees of the Reed Elsevier combined businesses are treated as a capital contribution.

Principal joint ventures and subsidiaries are set out in notes 15 and 16 of the Reed Elsevier PLC consolidated financial statements.

Shares held in treasury

The consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in note 12 of the Reed Elsevier PLC consolidated financial statements and note 28 of the Reed Elsevier combined financial statements.

Foreign exchange translation

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Investments

	Subsidiary undertaking £m	Joint ventures £m	Total £m
At 1 January 2011	309	2,304	2,613
Equity instruments granted to Reed Elsevier employees	–	4	4
At 1 January 2012	**309**	**2,308**	**2,617**
Equity instruments granted to Reed Elsevier employees	**–**	**2**	**2**
At 31 December 2012	**309**	**2,310**	**2,619**

Independent auditor report on the parent company financial statements to the members of Reed Elsevier PLC

We have audited the parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2012 ("the company financial statements") which comprise the parent company balance sheet, the parent company reconciliation of shareholders' funds, the parent company accounting policies and the related note on page 168. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors' Responsibilities Statement the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the parent company financial statements:

- give a true and fair view of the state of the parent company's affairs as at 31 December 2012 and of its profit for the year then ended;
- have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and
- have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the parent company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2012.

Douglas King (Senior statutory auditor)
For and on behalf of
Deloitte LLP
Chartered Accountants and Statutory Auditor
London
United Kingdom
27 February 2013

5 year summary

	Note	**2012 £m**	2011 £m	2010 £m	2009 £m	2008 £m
Combined financial information						
Revenue – continuing operations	2	**6,116**	6,002	6,055	6,071	5,334
Reported operating profit – continuing operations	2	**1,358**	1,205	1,090	787	901
Adjusted operating profit – continuing operations	2	**1,713**	1,626	1,555	1,570	1,379
Reported profit attributable to shareholders – total operations		**1,069**	760	642	391	476
Adjusted profit attributable to shareholders – total operations		**1,138**	1,060	983	982	919
Reed Elsevier PLC consolidated financial information						
Reported profit attributable to shareholders	3	**552**	389	327	195	241
Adjusted profit attributable to shareholders	4	**602**	561	520	519	486
Reported earnings per ordinary share (pence)	3	**46.0p**	32.4p	27.3p	17.2p	22.1p
Adjusted earnings per ordinary share (pence)	4	**50.1p**	46.7p	43.4p	45.9p	44.6p
Dividend per ordinary share (pence)	5	**23.0p**	21.55p	20.4p	20.4p	20.3p

(1) Adjusted figures are presented as additional performance measures used by management and are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring (2008 - 2010) and acquisition related costs, exceptional prior year tax credits (in 2012 only), and in respect of attributable profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Acquisition related finance costs and profit and loss from disposal gains and losses and other non operating items are also excluded from the adjusted figures.

(2) Revenue, reported operating profit and adjusted operating profit are presented for continuing operations. Net profit from discontinued operations is included in profit attributable to shareholders.

(3) Reported profit attributable to shareholders and reported earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to shareholders, adjusted to equalise the benefit of the UK dividend tax credit with Reed Elsevier NV shareholders as a reduction in reported profits.

(4) Adjusted profit attributable to shareholders and adjusted earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to Reed Elsevier PLC shareholders.

(5) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year, and does not include the 82.0p per share special distribution in 2008.

Reed Elsevier NV Annual Report and Financial Statements

In this section

Report of the Supervisory Board and the Executive Board

The Supervisory Board and the Executive Board (which jointly make up "the Combined Board") present their joint report, together with the financial statements of the group and of the company, for the year ended 31 December 2012.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC in 1993, described on page 66, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier NV and Reed Elsevier PLC ("the combined businesses" or "Reed Elsevier").

This report of the Supervisory Board and the Executive Board and the consolidated and parent company financial statements should be read in conjunction with the Reed Elsevier combined financial statements and other reports set out on pages 1 to 146, which are incorporated by reference herein. Summary combined financial information in euros is set out on pages 133 to 146. The combined financial statements on pages 93 to 132 are to be considered as part of the notes to the statutory financial statements. The annual report of Reed Elsevier NV within the meaning of article 2:391 of the Dutch Civil Code consists of pages 171 to 175 and, incorporated by reference, pages 1 to 146. The Corporate Governance Statement of Reed Elsevier NV dated 27 February 2013 is published on the Reed Elsevier website (www.reedelsevier.com) and is incorporated by reference herein as per the Vaststellingsbesluit nadere voorschriften inhoud jaarverslag January 2010 article 2a under 1 sub b.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and its direct 61% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier PLC.

Reed Elsevier NV and Reed Elsevier PLC have retained their separate legal identities and are publicly held companies. Reed Elsevier NV's securities are listed in Amsterdam and New York and Reed Elsevier PLC's securities are listed in London and New York.

Financial statement presentation

The consolidated financial statements of Reed Elsevier NV include the 50% economic interest that its shareholders (including Reed Elsevier PLC, which has an indirect 5.8% interest in the company) have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier NV and Reed Elsevier PLC shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures used by management. These exclude, in relation to the results of joint ventures, the company's share of amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred taxation assets and liabilities not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets.

Consolidated income statement

Reed Elsevier NV's shareholders' 50% share of the adjusted profit before tax of the Reed Elsevier combined businesses was €921m (2011: €800m). Reported profit before tax, including the Reed Elsevier NV shareholders' share of amortisation, acquisition related costs and disposals and non operating items, was €660m (2011: €438m). The increase reflects the improved trading performance, disposal gains and an exceptional prior year tax credit.

At Elsevier, double digit growth in submissions and usage drove good growth in scientific & medical research and databases & tools, with strong growth in emerging markets. Risk Solutions achieved strong growth in both insurance and business services, and a return to growth in the government segment. Business Information saw strong growth from our major data services, modest growth in marketing services and leading brands, and a moderation in the rate of decline in other magazines and services. Legal revenue growth was positive despite subdued legal markets in the US and Europe, with growth driven by online products and services. Exhibitions had another good year, benefiting from biennial exhibition cycling, with moderate growth in Europe, strong growth in the US and Japan, and double digit growth in most emerging markets. The overall adjusted operating margin was 0.9 percentage points higher despite organic investment in new product development and sales & marketing, reflecting the benefit to margin from portfolio change.

Reed Elsevier NV's shareholders' share of the adjusted profit attributable of the combined businesses was €700m (2011: €610m). After deducting the company's share of the post tax charge for amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, exceptional prior year tax credits (in 2012 only) and deferred taxes not expected to crystallise in the near term, the reported net profit for the year was €658m (2011: €437m).

Adjusted earnings per share increased 14% to €0.95 (2011: €0.83). At constant rates of exchange, the adjusted earnings per share were 8% higher. Including amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, and tax adjustments, including an exceptional prior year tax credit (in 2012 only), the basic earnings per share were €0.90 (2011: €0.59).

Consolidated statement of financial position

The consolidated statement of financial position of Reed Elsevier NV reflects its 50% economic interest in the net assets of Reed Elsevier which as at 31 December 2012 was € 1,402m (2011: €1,303m). The €99m increase in net assets reflects the company's share in the attributable profits of Reed Elsevier partially offset by dividends paid.

Parent company financial statements
In accordance with article 2:362(1) of the Dutch Civil Code, the individual parent company financial statements of Reed Elsevier NV (presented on pages 189 to 193) are prepared under UK generally accepted accounting practice (UK GAAP). The profit attributable to the shareholders of Reed Elsevier NV was €758m (2011: €17m) and net assets as at 31 December 2012, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the historical cost method and loans to their subsidiaries, were €4,948m (2011: €4,630m). Free reserves as at 31 December 2012 were €4,701m (2011: €4,385m), comprising reserves and paid-in surplus less shares held in treasury.

Dividends
The Combined Board is recommending an equalised final dividend of €0.337 per ordinary share, up 3% compared with the prior year. This gives total ordinary dividends for the year of €0.467 (2011: €0.436), up 7% on 2011. The final dividend will be paid on 23 May 2013.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.0 times. The Boards of the company and Reed Elsevier PLC have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

The total dividend paid on the ordinary shares in the financial year was €319m (2011: €289m).

Share capital
During 2012, 1,906,470 ordinary shares in the company were issued as follows:

- under convertible debentures at prices between €9.05 and €11.32
- under executive share option schemes at prices between €8.87 and €11.37

Information regarding shares outstanding at 31 December 2012 is shown in note 13 to the consolidated financial statements.

During the year Reed Elsevier NV repurchased 13,283,706 shares including 62,341 R shares (equivalent to 623,410 ordinary shares) from Reed Holding BV.

At 31 December 2012 the total shares held in treasury were 44,226,598. Of these 6,990,101 ordinary shares were held by the Reed Elsevier Group plc Employee Benefit Trust and 36,613,087 ordinary shares and 62,341 R shares (equivalent to 623,410 ordinary shares) were held by Reed Elsevier NV.

As at 27 February 2013, based on the public database of and on notification received from the Netherlands Authority for the Financial Markets, the company is aware of interests in the capital and voting rights of the issued share capital of the company of at least 5% by Reed Elsevier PLC.

Authority to purchase shares
At the 2012 AGM, shareholders passed a resolution delegating the authority to the Executive Board to acquire ordinary shares in the Company for a period of 18 months from the date of the annual general meeting of shareholders and therefore up to and including 23 October 2013 , for the maximum amount of 10% of the issued capital. During the year, 12,660,296 ordinary shares were purchased under this delegation of authority. As at 31 December 2012 there were 43,603,188 ordinary shares held in treasury, representing 6% of the issued ordinary shares. A further 4,698,519 ordinary shares were purchased between 1 January 2013 and the date of this report.

A resolution to renew the delegation of the authority to the Executive Board will be submitted to the shareholders at the 2013 AGM.

Corporate Governance
Reed Elsevier NV and Reed Elsevier PLC are subject to various corporate governance principles and best practice codes, in particular the Dutch Corporate Governance Code (the Dutch Code) and the UK Corporate Governance Code issued in May 2010 (the UK Code). Reed Elsevier NV may not apply fully the verbatim language of these codes, but does fully apply the principles and best practice provisions other than, in respect of the Dutch Code, the following for reasons explained below:

- **Best practice provision II.2.5:** Executive directors are required to build up a minimum shareholding and Reed Elsevier uses long term incentive arrangements in the form of awards of shares which may vest after three years. The intent of this shareholding policy is to align the interests of senior executives and shareholders. This intent is in compliance with the Dutch Code. Shares received on joining Reed Elsevier in compensation for benefits forfeited under incentive schemes from a previous employer are not to be considered as part of the minimum shareholding in this context.
- **Best practice provision II.2.8:** Reed Elsevier has arrangements that are commensurate with local and legal requirements to ensure a competitive employment offer to its board members. Executive directors have employment agreements under English law that provide for notice periods not exceeding one year. There are currently no executive directors with employment agreements under Dutch law. In the event of dismissal, notice is given in accordance with the agreed notice period. The notice period applicable to the service contracts to both members of the Executive Board is 12 months. The payment during the notice period may be mitigated if the director finds other employment within this period. The application of this arrangement may fall within the best practice provision that remuneration in the event of dismissal may not exceed the fixed component of one year's salary. There are no other severance arrangements in place for the executive directors and none of the employment agreements contain severance pay arrangements. Although the principle that severance pay should not exceed the fixed component of one year's salary is supported, there may be exceptional circumstances where this maximum would be manifestly unreasonable that could justify additional compensation on termination for loss of variable remuneration components. Full disclosure on remuneration in event of dismissal is provided in the Directors' Remuneration Report.

- **Best practice provisions II.2.13 and II.2.14:** In view of their detailed specificity and complexity and because of the confidential or potentially commercially sensitive nature of the information concerned, individual performance targets and achievements relevant for variable executive remuneration will only be disclosed in general terms.
- **Best practice provision II.3.4 and III.6.3:** The disclosure of transactions where directors have a conflict of interest, as required by these provisions, shall be qualified to the extent required under applicable rules and laws pertaining to the disclosure of price sensitive information, confidentiality and justified aspects of competition.
- **Principle III.7:** The remuneration of Supervisory Board members is determined by the Combined Board in the context of the board harmonisation with Reed Elsevier PLC and Reed Elsevier Group plc, having regard for the maximum per annum approved by the general meeting of shareholders.
- **Best practice provision IV.1.1:** Appointments, suspensions and removal procedures for members of the Executive Board and the Supervisory Board are set out in the Corporate Governance Statement 2012. In order to safeguard the agreed board harmonisation with the Board of Reed Elsevier PLC, the Articles of Association of Reed Elsevier NV provide that a resolution of the General Shareholders' Meeting to appoint a member of the Executive or Supervisory Board other than in accordance with the proposal of the Combined Board shall require a majority of at least two thirds of the votes cast if less than one half of the company's issued capital is represented at the meeting. Given the still generally low attendance rate at shareholders' meetings in the Netherlands, the Boards believe that this qualified majority requirement is appropriate for this purpose.
- **Best practice provision IV.3.1:** It is considered impractical and unnecessary to provide access for shareholders to all meetings with analysts and all presentations to investors in real time. Price sensitive and other information relevant to shareholders is disclosed as required or as appropriate and made available on the website. Presentations made following the announcement of the interim and full year results are simultaneously webcast. Investor seminars are also webcast.

For further information on the application of the Dutch Code, see the Corporate Governance Statement of Reed Elsevier NV published on the Reed Elsevier website, www.reedelsevier.com.

The Boards

Reed Elsevier NV has a two-tier board system, comprising an Executive Board and a Supervisory Board. The members of the Executive Board and the members of the Supervisory Board together form the Combined Board. It is established board practice at Reed Elsevier NV that the members of both boards meet together as the Combined Board. The boards of Reed Elsevier PLC and Reed Elsevier Group plc are one-tier boards. In view of the legislation to formalise the one-tier board model in the Netherlands Civil Code that was enacted with effect from 1 January 2013, the Combined Board of Reed Elsevier NV has resolved to take the necessary steps to establish a one-tier board governance structure at the Company. For this purpose the articles of association of the Company will have to be amended and a proposal for this one-tier governance structure will be put to the annual general shareholders' meeting on 24 April 2013.

Significant agreements – change of control

The Governing Agreement between Reed Elsevier NV and Reed Elsevier PLC states that upon a change of control of Reed Elsevier NV (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier PLC, Reed Elsevier PLC may serve notice upon Reed Elsevier NV varying certain provisions of the Governing Agreement, including the governance and the standstill provisions.

There are a number of borrowing agreements including credit facilities that in the event of a change of control of both Reed Elsevier NV and Reed Elsevier PLC and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate.

Directors

The following individuals served as members of the Supervisory and Executive Boards during the year:

The Supervisory Board	The Executive Board
A Habgood (Chairman)	E Engstrom (Chief Executive Officer)
M Elliott	M Armour (Chief Financial Officer until 15 November 2012, retired as member of the Executive Board 31 December 2012)
A Hennah	D Palmer (member of the Executive Board from 6 November 2012 – Chief Financial Officer from 15 November 2012)
L Hook	
M van Lier Lels	
R Polet	
Sir David Reid (senior independent director)	
L Sanford (appointed 4 December 2012)	
B van der Veer	

At the Annual General Meeting held in April 2012, David Brennan was appointed as a member of the Supervisory Board with effect from 1 November 2012. The appointment of David Brennan was postponed indefinitely at his request and by agreement with Reed Elsevier in October 2012.

Erik Engstrom and Duncan Palmer will stand for re-appointment as members of the Executive Board at the Annual General Meeting in April 2013. All members of the Supervisory Board other than Mark Elliott and Sir David Reid, who will at that time have served on the Supervisory Board for ten years, will stand for re-appointment as members of the Supervisory Board at the Annual General Meeting in April 2013. A search is being conducted in conjunction with external consultants for another suitable candidate to join the Supervisory Board. This has resulted in the Nominations Committee recommending to the Combined Board the appointment of Dr Wolfhart Hauser as member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier PLC with effect from the closure of the Annual General Meeting 2013. This will be proposed at the Annual General Meetings in April 2013.

Biographical details of the directors at the date of this report are given on pages 62 and 63. Details of the remuneration of the members of the Executive Board and of the Supervisory Board and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 74 to 90.

Financial statements and accounting records

The financial statements provide a true and fair view of the state of affairs of the company and the group as of 31 December 2012 and of the profit or loss in 2012. In preparing the financial statements, the Supervisory Board and the Executive Board ensure that suitable accounting policies, consistently applied and supported by reasonable judgements and estimates, have been used and applicable accounting standards have been followed. The Boards are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law. The Boards have general responsibility for taking reasonable steps to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Internal control

As required under sections II.1.4. and II.1.5. of the Dutch Code, the Audit Committee and the Combined Board have reviewed the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss. The outcome of this review has been discussed with the external auditors. The Combined Board confirmed that as regards financial reporting, the risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the financial year.

Directors' responsibility statement

The Combined Board confirms, to the best of its knowledge, that:

- the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and
- the Report of the Supervisory Board and the Executive Board includes a fair review of the development and performance of the business during the financial year and the position of the group as at 31 December 2012 together with a description of the principal risks and uncertainties that it faces.

Neither the company nor the directors accept any liability to any person in relation to the Annual Report except to the extent that such liability arises under Dutch law.

Disclosure of information to auditors

As part of the process of approving the company's 2012 financial statements, the Supervisory and the Executive Boards and their members have taken steps to ensure that all relevant information was provided to the company's auditors and, so far as the Boards are aware, there is no relevant audit information of which the company's auditors are unaware.

Going concern

The Combined Board, having made appropriate enquiries, considers that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2012 financial statements. In reaching this conclusion, the Combined Board has had due regard to the combined businesses' financial position as at 31 December 2012, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2012 is set out in the Chief Financial Officer's Report on pages 50 to 57. This shows that, after taking account of available cash resources and committed bank facilities that back up short term borrowings, none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 56 and 57. Further information on liquidity of the combined businesses can be found in note 18 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 58 to 60.

Auditors

Resolutions for the re-appointment of Deloitte Accountants BV as auditors of the company and authorising the Supervisory Board to determine their remuneration will be submitted to the forthcoming Annual General Meeting on 24 April 2013.

Signed by:

The Supervisory Board
A Habgood (Chairman)
M Elliott
A Hennah
L Hook
M van Lier Lels
R Polet
Sir David Reid
L Sanford
B van der Veer

The Executive Board
E Engstrom
(Chief Executive Officer)
D Palmer
(Chief Financial Officer)

Registered office

Radarweg 29
1043 NX The Netherlands

Chamber of Commerce Amsterdam
Register file No: 33155037
27 February 2013

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 €m	2011 €m
Administrative expenses	2	**(2)**	(2)
Share of results of joint ventures	11	**654**	420
Operating profit		**652**	418
Finance income	5	**8**	20
Profit before tax		**660**	438
Taxation	6	**(2)**	(1)
Profit attributable to shareholders		**658**	437

Consolidated statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	2012 €m	2011 €m
Profit attributable to shareholders	**658**	437
Share of joint ventures' other comprehensive (expense)/income for the year	**(137)**	20
Total comprehensive income for the year	**521**	457

Earnings per ordinary share

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 €	2011 €
Basic earnings per share	8	**0.90**	0.59
Diluted earnings per share	8	**0.89**	0.59

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2012 €m	2011 €m
Cash flows from operating activities			
Cash used by operations	10	**(5)**	(3)
Interest received		**6**	20
Tax paid		**(2)**	(5)
Net cash (used in)/from operating activities		**(1)**	12
Cash flows from investing activities			
Dividends received from joint ventures	11	**754**	–
Net cash from investing activities		**754**	–
Cash flows from financing activities			
Equity dividends paid	7	**(319)**	(289)
Repurchase of shares		**(141)**	–
Proceeds on issue of ordinary shares		**18**	2
(Increase)/decrease in net funding balances due from joint ventures	10	**(313)**	275
Net cash used in financing activities		**(755)**	(12)
Movement in cash and cash equivalents		**(2)**	–

Consolidated statement of financial position

AS AT 31 DECEMBER	Note	2012 €m	2011 €m
Non-current assets			
Investments in joint ventures	11	**1,455**	1,359
Current assets			
Amounts due from joint ventures		**4**	2
Cash and cash equivalents		**1**	3
		5	5
Total assets		**1,460**	1,364
Current liabilities			
Payables	12	**7**	10
Taxation		**51**	51
Total liabilities		**58**	61
Net assets		**1,402**	1,303
Capital and reserves			
Share capital issued	13	**54**	54
Paid-in surplus		**2,189**	2,171
Shares held in treasury (including in joint ventures)		**(571)**	(432)
Translation reserve		**(42)**	6
Other reserves	14	**(228)**	(496)
Total equity		**1,402**	1,303

Consolidated statement of changes in equity

	Note	Share capital €m	Paid-in surplus €m	Shares held in treasury €m	Translation reserves €m	Other reserves €m	Total equity €m
Balance at 1 January 2011		54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the year		–	–	–	54	403	457
Equity dividends paid	7	–	–	–	–	(289)	(289)
Issue of ordinary shares, net of expenses		–	2	–	–	–	2
Share of joint ventures' increase in share based remuneration reserve		–	–	–	–	16	16
Share of joint ventures' settlement of share awards by the employee benefit trust		–	–	4	–	(4)	–
Share of joint ventures' acquisition of non-controlling interests		–	–	–	–	(25)	(25)
Equalisation adjustments		–	–	–	–	5	5
Exchange translation differences		–	–	(3)	3	–	–
Balance at 1 January 2012		**54**	**2,171**	**(432)**	**6**	**(496)**	**1,303**
Total comprehensive income for the year		**–**	**–**	**–**	**(51)**	**572**	**521**
Equity dividends paid	7	**–**	**–**	**–**	**–**	**(319)**	**(319)**
Issue of ordinary shares, net of expenses		**–**	**18**	**–**	**–**	**–**	**18**
Repurchase of shares		**–**	**–**	**(141)**	**–**	**–**	**(141)**
Share of joint ventures' increase in share based remuneration reserve		**–**	**–**	**–**	**–**	**19**	**19**
Share of joint ventures' settlement of share awards by the employee benefit trust		**–**	**–**	**5**	**–**	**(5)**	**–**
Share of joint ventures' disposal of non-controlling interests		**–**	**–**	**–**	**–**	**4**	**4**
Equalisation adjustments		**–**	**–**	**–**	**–**	**(3)**	**(3)**
Exchange translation differences		**–**	**–**	**(3)**	**3**	**–**	**–**
Balance at 31 December 2012		**54**	**2,189**	**(571)**	**(42)**	**(228)**	**1,402**

Group accounting policies

These consolidated financial statements, which have been prepared under the historic cost convention, report the consolidated statements of income, cash flow and financial position of Reed Elsevier NV. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euros.

As required by a regulation adopted by the European Parliament, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared on a going concern basis, as explained on page 175.

The Reed Elsevier combined financial statements presented in pounds sterling on pages 93 to 132 form an integral part of the notes to Reed Elsevier NV's statutory financial statements. The primary combined financial statements and selected notes are presented in euros on pages 133 to 146.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, described on page 66, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

The Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV's investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus, other than in special circumstances, the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Combined financial statements
The accounting policies adopted in the preparation of the combined financial statements are set out on pages 98 to 103.

These include policies in relation to intangible assets. Such assets are amortised over their estimated useful economic lives which, due to their longevity, may be for periods in excess of five years.

Basis of valuation of assets and liabilities
Reed Elsevier NV's 50% economic interest in the net assets of the combined businesses has been shown on the consolidated statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV's 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the date of statement of financial position.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that have been substantively enacted at the date of the statement of financial position. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Critical judgements and key sources of estimation uncertainty
Critical judgements in the preparation of the combined financial statements are set out on pages 101 to 103.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page 103 of the combined financial statements.

Notes to the consolidated financial statements

for the year ended 31 December 2012

1 Basis of preparation

The consolidated financial statements of Reed Elsevier NV reflect the 50% economic interest that its shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

The Reed Elsevier combined financial statements are presented in pounds sterling, which is the functional currency of Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses of Reed Elsevier. The following analysis presents how the consolidated financial statements of Reed Elsevier NV, presented in euros, are derived from the Reed Elsevier combined financial statements.

REED ELSEVIER NV CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS	2012	2011
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling	**£1,069m**	£760m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling translated into euros at average exchange rates	**€1,315m**	€874m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in euros	**€1,315m**	€874m
Reed Elsevier NV's 50% share of combined net profit attributable to shareholders	**€658m**	€437m

REED ELSEVIER NV CONSOLIDATED TOTAL EQUITY	2012	2011
Reed Elsevier combined shareholders' equity in pounds sterling	**£2,280m**	£2,172m
Reed Elsevier combined shareholders' equity in pounds sterling translated into euros at year end exchange rates	**€2,804m**	€2,606m
Reed Elsevier NV's 50% share of combined equity	**€1,402m**	€1,303m

2 Administrative expenses

Administrative expenses include the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.3m (2011: €0.3m) are included in remuneration. Insofar as remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2011: nil).

3 Auditor's remuneration

Audit fees payable by Reed Elsevier NV were €142,000 (2011: €50,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 3 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the members of the Executive Board of Reed Elsevier NV. Transactions with key management personnel are set out in note 30 to the combined financial statements.

5 Finance income

	2012 €m	2011 €m
Finance income from joint ventures	**8**	20

6 Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below:

	2012 €m	2011 €m
Profit before tax	**660**	438
Tax at applicable rate: 25% (2011: 25%)	**165**	110
Tax at applicable rate on share of results of joint ventures	**(163)**	(105)
Other	**–**	(4)
Tax expense	**2**	1

7 Equity dividends

ORDINARY DIVIDENDS DECLARED IN THE YEAR	**2012 €**	2011 €	**2012 €m**	2011 €m
Ordinary shares:				
Final for prior financial year	**€0.326**	€0.303	**228**	212
Interim for financial year	**€0.130**	€0.110	**91**	77
Total	**€0.456**	€0.413	**319**	289
R shares	**–**	–	**–**	–

The directors of Reed Elsevier NV have proposed a final dividend of €0.337 (2011: €0.326). The cost of funding the proposed final dividend is expected to be €232m. No liability has been recognised at the statement of financial position date.

ORDINARY DIVIDENDS PAID AND PROPOSED RELATING TO THE FINANCIAL YEAR	**2012 €**	2011 €
Ordinary shares:		
Interim (paid)	**€0.130**	€0.110
Final (proposed)	**€0.337**	€0.326
Total	**€0.467**	€0.436
R shares	**–**	–

Notes to the consolidated financial statements

for the year ended 31 December 2012

8 Earnings per ordinary share ("EPS")

	2012			2011		
	Weighted average number of shares (millions)	**Earnings €m**	**EPS €**	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic earnings per share	**734.0**	**658**	**0.90**	735.3	437	0.59
Diluted earnings per share	**742.1**	**658**	**0.89**	740.8	437	0.59

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares reflects the equivalent ordinary shares amount taking into account the R shares and is after deducting shares held in treasury. Movements in the number of ordinary shares or equivalents for the year ended 31 December 2012 are shown below.

NUMBER OF ORDINARY SHARES OR EQUIVALENTS	Year ended 31 December				
	Ordinary shares in issue (millions)	**R shares in issue (millions)**	**Treasury shares (millions)**	**2012 Ordinary share equivalents net of treasury shares (millions)**	2011 Ordinary share equivalents net of treasury shares (millions)
At start of year	**724.1**	**43.0**	**(31.3)**	**735.8**	735.2
Issue of ordinary shares	**1.9**	**–**	**–**	**1.9**	0.2
Repurchase of ordinary and R shares	**–**	**–**	**(13.3)**	**(13.3)**	–
Net release of shares by the employee benefit trust	**–**	**–**	**0.4**	**0.4**	0.4
At end of year	**726.0**	**43.0**	**(44.2)**	**724.8**	735.8
Weighted average number of equivalent ordinary shares during the year				**734.0**	735.3

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company's share capital.

At 31 December 2012 4,240,838 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

At 31 December 2012 treasury shares included 62,341 R shares (2011: nil), equivalent to 623,410 Reed Elsevier NV ordinary shares.

9 Adjusted figures

Adjusted profit and earnings per share figures are used by management as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to shareholders		Basic earnings per share	
	2012 €m	2011 €m	**2012 €**	2011 €
Reported figures	**658**	437	**0.90**	0.59
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**207**	204	**0.28**	0.28
Acquisition related costs	**10**	19	**0.01**	0.03
Disposals and other non operating items	**(64)**	10	**(0.09)**	0.01
Exceptional prior year tax credit	**(59)**	–	**(0.08)**	–
Deferred tax adjustments	**(52)**	(60)	**(0.07)**	(0.08)
Adjusted figures	**700**	610	**0.95**	0.83

10 Statement of cash flows

RECONCILIATION OF ADMINISTRATIVE EXPENSES TO CASH USED BY OPERATIONS	**2012 €m**	2011 €m
Administrative expenses	**(2)**	(2)
Net movement in payables	**(3)**	(1)
Cash used by operations	**(5)**	(3)

RECONCILIATION OF NET FUNDING BALANCES DUE FROM JOINT VENTURES	**2012 €m**	2011 €m
At start of year	**1,084**	1,359
Cash flow	**313**	(275)
At end of year	**1,397**	1,084

Notes to the consolidated financial statements

for the year ended 31 December 2012

11 Investments in joint ventures

	2012 €m	2011 €m
Share of results of joint ventures	**654**	420
Share of joint ventures' other comprehensive (expense)/income	**(137)**	20
Share of joint ventures' disposal/(acquisition) of non-controlling interests	**4**	(25)
Share of joint ventures' increase in share based remuneration reserve	**19**	16
Equalisation adjustments	**(3)**	5
Dividends received from joint ventures	**(754)**	-
Increase/(decrease) in net funding balances due from joint ventures	**313**	(275)
Net movement in the year	**96**	161
At start of year	**1,359**	1,198
At end of year	**1,455**	1,359

During the year the company received dividends of €754m from Elsevier Reed Finance BV.

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders' 50% share is set out below:

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2012 €m	2011 €m	2012 €m	2011 €m
Revenue	**7,523**	6,902	**3,762**	3,451
Net profit for the year	**1,321**	882	**654**	420

Reed Elsevier NV's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €4m (2011: €17m).

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2012 €m	2011 €m	2012 €m	2011 €m
Total assets	**13,547**	13,804	**6,773**	6,897
Total liabilities	**(10,701)**	(11,168)	**(6,715)**	(6,622)
Net assets	**2,846**	2,636	**58**	275
Attributable to:				
Joint ventures	**2,804**	2,606	**58**	275
Non-controlling interests	**42**	30	**-**	-
	2,846	2,636	**58**	275
Net funding balances due from joint ventures			**1,397**	1,084
Total			**1,455**	1,359

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV's share of assets and liabilities are cash and cash equivalents of €393m (2011: €433m) and borrowings of €2,386m (2011: €2,561m) respectively.

12 Payables

Included within payables are employee convertible debenture loans of €7m (2011: €8m) with a weighted average interest rate of 2.65% (2011: 3.13%). Depending on the conversion terms, the surrender of €200 par value debenture loans qualifies for 50 Reed Elsevier NV ordinary shares.

13 Share capital and shares held in treasury

AUTHORISED	No. of shares	€m
Ordinary shares of €0.07 each	**1,800,000,000**	**126**
R shares of €0.70 each	**26,000,000**	**18**
Total		**144**

ISSUED AND FULLY PAID	R shares Number	Ordinary shares Number	R shares €m	Ordinary shares €m	Total €m
At 1 January 2011	4,303,179	723,877,017	3	51	54
Issue of ordinary shares	–	200,738	–	–	–
At 1 January 2012	**4,303,179**	**724,077,755**	**3**	**51**	**54**
Issue of ordinary shares	**–**	**1,906,470**	**–**	**–**	**–**
At 31 December 2012	**4,303,179**	**725,984,225**	**3**	**51**	**54**

The issue of shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 6 to the Reed Elsevier combined financial statements.

At 31 December 2012 4,240,838 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

At 31 December 2012, shares held in treasury related to 6,990,101 (2011: 7,380,906) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT); and 36,613,087 (2011: 23,952,791) Reed Elsevier NV ordinary shares and 62,341 R shares (2011: nil) held by the parent company.

The EBT purchases Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. At 31 December 2012, Reed Elsevier NV shares held by the EBT were €84m (2011: €85m).

Notes to the consolidated financial statements

for the year ended 31 December 2012

14 Other reserves

	2012 €m	2011 €m
At start of year	**(496)**	(602)
Profit attributable to shareholders	**658**	437
Share of joint ventures':		
Actuarial losses on defined benefit pension schemes	**(203)**	(65)
Fair value movements on available for sale investments	**-**	(1)
Transfer to net profit on disposal of available for sale investments	**7**	-
Fair value movements on cash flow hedges	**43**	(14)
Tax recognised directly in equity	**54**	24
Increase in share based remuneration reserve	**19**	16
Settlement of share awards	**(5)**	(4)
Transfer to net profit from cash flow hedge reserve	**13**	22
Disposal/(acquisition) of non-controlling interests	**4**	(25)
Equalisation adjustments	**(3)**	5
Equity dividends paid	**(319)**	(289)
At end of year	**(228)**	(496)

15 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2012 €m	2011 €m
Guaranteed jointly and severally with Reed Elsevier PLC	**4,422**	4,704

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

16 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	18,385 ordinary R shares	-
1-3 Strand	18,385 ordinary E shares	100%
London WC2N 5JR	100,000 7.5% cumulative preference non voting shares	-
Holding company for operating businesses involved in science & medical, risk management, legal and business publishing and organisation of trade exhibitions	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary R shares	-
Radarweg 29	205 ordinary E shares	100%
1043 NX Amsterdam, the Netherlands		
Holding company for financing businesses	Equivalent to a 61% equity interest	

The R shares in Reed Elsevier Group plc and Elsevier Reed Finance BV and the non-voting preference shares in Reed Elsevier Group plc are owned by Reed Elsevier PLC.

In addition, Reed Elsevier NV holds shares with special dividend rights in Reed Elsevier Overseas BV, a subsidiary of Reed Elsevier Group plc with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures and enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

A list of companies within Reed Elsevier is filed with the Amsterdam Chamber of Commerce in the Netherlands.

17 Approval of financial statements

The consolidated financial statements were signed and authorised for issue by the Combined Board of directors on 27 February 2013.

A J Habgood
Chairman of the Supervisory Board
and the Combined Board

D J Palmer
Chief Financial Officer

Independent auditor's report on the consolidated financial statements to the shareholders of Reed Elsevier NV

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements 2012 which are part of the financial statements of Reed Elsevier NV, Amsterdam, which comprise the consolidated statement of financial position as at 31 December 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, and the consolidated statement of changes in equity for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information, as set out in pages 176 to 187.

Directors' responsibility
The directors are responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the report of the Supervisory Board and the Executive Board in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the directors are responsible for such internal control as it determines necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2012, and of its results and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the report of the Supervisory Board and the Executive Board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under section 2:392 sub 1 at b-h has been annexed. Further we report that the report of the Supervisory Board and the Executive Board, to the extent we can assess, is consistent with the consolidated financial statements as required by 2:391 sub 4 of the Dutch Civil Code.

Deloitte Accountants B.V.
A Sandler
Amsterdam
The Netherlands
27 February 2013

Parent company profit and loss account

FOR THE YEAR ENDED 31 DECEMBER	2012 €m	2011 €m
Administrative expenses	**(2)**	(2)
Dividends received from joint ventures	**754**	–
Finance income from joint ventures	**8**	20
Taxation	**(2)**	(1)
Profit attributable to ordinary shareholders	**758**	17

Parent company balance sheet

AS AT 31 DECEMBER	Note	2012 €m	2011 €m
Fixed assets			
Investments in joint ventures		**3,604**	3,602
Current assets			
Amounts due from joint ventures – funding		**1,397**	1,084
Amounts due from joint ventures – other		**4**	2
		1,401	1,086
Cash		**1**	3
		1,402	1,089
Creditors: amounts falling due within one year			
Taxation		**(51)**	(51)
Other creditors	1	**(7)**	(10)
		(58)	(61)
Net current assets		**1,344**	1,028
Net assets		**4,948**	4,630
Capital and reserves			
Share capital issued		**54**	54
Paid-in surplus		**2,189**	2,171
Shares held in treasury		**(477)**	(336)
Other reserves		**193**	191
Reserves		**2,989**	2,550
Shareholders' funds		**4,948**	4,630

The parent company financial statements were signed and authorised for issue by the Combined Board of directors on 27 February 2013.

A J Habgood
Chairman of the Supervisory Board

D J Palmer
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital issued €m	Paid-in surplus (i) €m	Shares held in treasury €m	Other reserves (ii) €m	Reserves (iii) €m	Total €m
At 1 January 2011	54	2,169	(336)	175	2,822	4,884
Profit attributable to shareholders	–	–	–	–	17	17
Equity dividends paid	–	–	–	–	(289)	(289)
Issue of shares, net of expenses	–	2	–	–	–	2
Equity instruments granted to employees of combined businesses	–	–	–	16	–	16
At 1 January 2012	**54**	**2,171**	**(336)**	**191**	**2,550**	**4,630**
Profit attributable to shareholders	**–**	**–**	**–**	**–**	**758**	**758**
Equity dividends paid	**–**	**–**	**–**	**–**	**(319)**	**(319)**
Repurchase of shares	**–**	**–**	**(141)**	**–**	**–**	**(141)**
Issue of shares, net of expenses	**–**	**18**	**–**	**–**	**–**	**18**
Equity instruments granted to employees of combined businesses	**–**	**–**	**–**	**2**	**–**	**2**
At 31 December 2012	**54**	**2,189**	**(477)**	**193**	**2,989**	**4,948**

(i) Within paid-in surplus, an amount of €2,012m (2011: €1,994m) is free of tax.

(ii) Other reserves relate to equity instruments granted to employees of the combined businesses under share based remuneration arrangements. Other reserves do not form part of free reserves.

(iii) Free reserves of the company at 31 December 2012 were €4,701m (2011: €4,385m), comprising reserves and paid-in surplus less shares held in treasury.

Parent company accounting policies

Basis of preparation

The parent company financial statements have been prepared under the historical cost convention. As permitted by 2:362 subsection 1 of the Dutch Civil Code for companies with international operations, the parent company financial statements have been prepared in accordance with UK Generally Accepted Accounting Practice (UK GAAP), ensuring consistency. The financial information relating to the company is recognised in the consolidated financial statements.

The parent company financial statements are prepared on a going concern basis, as explained on page 175.

The Reed Elsevier NV accounting policies under UK GAAP are set out below.

Investments

Fixed asset investments in the combined businesses are stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over Reed Elsevier NV ordinary shares to employees of the Reed Elsevier combined businesses are treated as a capital contribution.

Principal joint ventures are set out in note 11 of the Reed Elsevier NV consolidated financial statements.

Short term investments are stated at the lower of cost and net realisable value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Shares held in treasury

The amount of consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in note 13 of the Reed Elsevier NV consolidated financial statements and note 28 of the Reed Elsevier combined financial statements.

Foreign exchange translation

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Other creditors

Other creditors include €7m (2011: €8m) of employee convertible debenture loans with a weighted average interest rate of 2.65% (2011: 3.13%). Depending on the conversion terms, the surrender of €200 par value debenture loans qualifies for 50 Reed Elsevier NV ordinary shares.

2 Reconciliations to consolidated financial statements

A reconciliation of the parent company profit attributable to ordinary shareholders prepared under UK GAAP and the consolidated profit attributable to ordinary shareholders prepared under IFRS and presented under the equity method is provided below:

YEAR ENDED 31 DECEMBER	2012 €m	2011 €m
Parent company profit attributable to shareholders	**758**	17
Share of results of joint ventures	**654**	420
Dividends received from joint ventures	**(754)**	-
Consolidated profit attributable to shareholders using the equity method	**658**	437

A reconciliation between the parent company shareholders' funds prepared under UK GAAP and the consolidated shareholders' funds prepared under IFRS and presented under the equity method is provided below:

AS AT 31 DECEMBER	2012 €m	2011 €m
Parent company shareholders' funds	**4,948**	4,630
Cumulative share of results of joint ventures less cumulative dividends received from joint ventures	**(2,427)**	(2,327)
Cumulative currency translation adjustments	**(262)**	(214)
Cumulative equalisation and other adjustments	**32**	103
Share of treasury shares held by joint ventures' employee benefit trust	**(94)**	(96)
Share of IFRS adjustments in joint ventures	**(602)**	(602)
Equity instruments granted to employees of combined businesses	**(193)**	(191)
Consolidated shareholders' funds using the equity method	**1,402**	1,303

3 Other matters

Transactions with members of the Executive Board including share based remuneration costs are set out in note 30 to the combined financial statements and details of the directors' remuneration are included in the directors' remuneration report on pages 74 to 90.

Additional information

R shares

Reed Elsevier NV has two types of shares: ordinary shares of €0.07 nominal value and R shares of €0.70 nominal value. Each R share is convertible into 10 ordinary shares and is entitled to cast 10 votes. Otherwise it has the same rights as an ordinary share, except that Reed Elsevier NV may pay a lower dividend on it, but not less than 1% of the nominal value of an R share.

Profit allocation

The Articles of Association provide that distributions of dividend may only be made insofar as the company's equity exceeds the amount of the paid in capital, increased by the reserves which must be kept by virtue of the law and may be made in cash or in shares, at the proposal of the Combined Board. Distribution of dividends on ordinary shares and on the class R shares shall be made in proportion to the nominal value of each share. The Combined Board may resolve that the dividend to be paid on each class R share shall be lower than the dividend to be paid on each ordinary share, resolving at the same time what amount of dividend shall be paid on each ordinary share and each class R share, respectively.

PROPOSAL FOR ALLOCATION OF PROFIT	**2012 €m**	2011 €m
Final dividend on ordinary shares for prior financial year	**228**	212
Interim dividend on ordinary shares for financial year	**91**	77
Dividend on R shares	**-**	-
Retained profit/(loss)	**439**	(272)
	758	17

Independent auditor's report on the parent company financial statements to the shareholders of Reed Elsevier NV

Report on the company financial statements
We have audited the accompanying parent company financial statements 2012 which are part of the financial statements of Reed Elsevier NV, Amsterdam, which comprise the parent company balance sheet as at 31 December 2012, the parent company profit and loss account for the year then ended, the parent company reconciliation of shareholders' funds and the notes, comprising a summary of the accounting policies and the additional information, as set out in pages 189 to 192.

Directors' responsibility
The directors are responsible for the preparation and fair presentation of the parent company financial statements both in accordance with accounting practices generally accepted in the United Kingdom and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the report of the Supervisory Board and the Executive Board in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the directors are responsible for such internal control as it determines necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the parent company financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the parent company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the parent company financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the parent company financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the parent company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the parent company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the parent company financial statements
In our opinion, the parent company financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2012, and of its results and its cash flows for the year then ended in accordance with accounting practices generally accepted in the United Kingdom and with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the report of the Supervisory Board and the Executive Board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under section 2:392 sub 1 at b-h has been annexed. Further we report that the report of the Supervisory Board and the Executive Board, to the extent we can assess, is consistent with the parent company financial statements as required by 2:391 sub 4 of the Dutch Civil Code.

Deloitte Accountants B.V.
A Sandler
Amsterdam
The Netherlands
27 February 2013

5 year summary

	Note	**2012 €m**	2011 €m	2010 €m	2009 €m	2008 €m
Combined financial information						
Revenue – continuing operations	2	**7,523**	6,902	7,084	6,800	6,721
Reported operating profit – continuing operations	2	**1,670**	1,386	1,275	881	1,135
Adjusted operating profit – continuing operations	2	**2,107**	1,870	1,819	1,758	1,737
Reported profit attributable to shareholders – total operations		**1,315**	874	751	438	587
Adjusted profit attributable to shareholders – total operations		**1,400**	1,219	1,150	1,099	1,159
Reed Elsevier NV consolidated financial information						
Reported profit attributable to shareholders		**658**	437	376	219	294
Adjusted profit attributable to shareholders		**700**	610	575	550	580
Reported earnings per ordinary share (€)		**€0.90**	€0.59	€0.51	€0.32	€0.44
Adjusted earnings per ordinary share (€)		**€0.95**	€0.83	€0.78	€0.79	€0.87
Dividend per ordinary share (€)	3	**€0.467**	€0.436	€0.412	€0.400	€0.404

(1) Adjusted figures are presented as additional performance measures used by management and are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring (2008 - 2010) and acquisition related costs, exceptional prior year tax credits (in 2012 only), and in respect of attributable profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. Acquisition related financing costs and profit and loss from disposal gains and losses and other non operating items are also excluded from the adjusted figures.

(2) Revenue, reported operating profit and adjusted operating profit are presented for continuing operations. Net profit from discontinued operations is included in profit attributable to shareholders.

(3) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year, and does not include the €1.767 per share special distribution in 2008.

Other information

In this section

Reed Elsevier combined businesses

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

EXCHANGE RATES FOR TRANSLATION	Income statement		Statement of financial position	
	2012	2011	**2012**	2011
US dollars to sterling	**1.59**	1.60	**1.62**	1.55

Combined income statement

FOR THE YEAR ENDED 31 DECEMBER	**2012 US$m**	2011 US$m
Revenue	**9,724**	9,603
Operating profit	**2,159**	1,928
Profit before tax	**1,887**	1,517
Profit attributable to parent companies' shareholders	**1,700**	1,216
Adjusted operating profit	**2,724**	2,602
Adjusted profit before tax	**2,380**	2,226
Adjusted profit attributable to parent companies' shareholders	**1,809**	1,696

Combined statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	2012 US$m	2011 US$m
Net cash from operating activities	**2,237**	2,052
Net cash used in investing activities	**(757)**	(1,154)
Net cash used in financing activities	**(1,594)**	(968)
Decrease in cash and cash equivalents	**(114)**	(70)
Movement in cash and cash equivalents		
At start of year	**1,125**	1,158
Decrease in cash and cash equivalents	**(114)**	(70)
Exchange translation differences	**27**	37
At end of year	**1,038**	1,125
Adjusted operating cash flow	**2,549**	2,424

Combined statement of financial position

AS AT 31 DECEMBER	2012 US$m	2011 US$m
Non-current assets	**13,738**	13,812
Current assets	**3,624**	3,949
Assets held for sale	**481**	68
Total assets	**17,843**	17,829
Current liabilities	**6,347**	6,857
Non-current liabilities	**7,591**	7,541
Liabilities associated with assets held for sale	**156**	26
Total liabilities	**14,094**	14,424
Net assets	**3,749**	3,405

Reed Elsevier PLC

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier PLC consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier PLC consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

EXCHANGE RATES FOR TRANSLATION OF STERLING ($:£1)	**2012 US$:£**	2011 US$:£
Income statement	**1.59**	1.60
Statement of financial position	**1.62**	1.55

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	**2012 US$m**	2011 US$m
Profit attributable to ordinary shareholders	**878**	622
Adjusted profit attributable to 52.9% interest in Reed Elsevier combined businesses	**957**	898
Share of joint ventures':		
Amortisation of acquired intangible assets	**(283)**	(301)
Acquisition related costs	**(13)**	(27)
Disposals and other non operating items	**88**	(13)
Exceptional prior year tax credit	**81**	-
Deferred tax adjustments	**70**	86
Profit attributable to 52.9% interest in Reed Elsevier combined businesses	**900**	643

DATA PER AMERICAN DEPOSITARY SHARE (ADS)	**2012 US$**	2011 US$
Earnings per ADS based on 52.9% interest in Reed Elsevier combined businesses:		
Adjusted	**$3.19**	$2.99
Basic	**$2.93**	$2.07
Net dividend per ADS declared in the year	**$1.39**	$1.32
Net dividend per ADS paid and proposed in relation to the financial year	**$1.46**	$1.38

Consolidated statement of financial position

AS AT 31 DECEMBER	**2012 US$m**	2011 US$m
Shareholders' equity	**1,954**	1,781

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted figures are additional performance measures used by management and are described in note 9 to the Reed Elsevier PLC consolidated financial statements.

Reed Elsevier PLC shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing four Reed Elsevier PLC ordinary shares. (CUSIP No. 758205207; trading symbol, RUK; Bank of New York is the ADR Depositary.)

Reed Elsevier NV

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier NV consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier NV consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

EXCHANGE RATES FOR TRANSLATION OF EURO ($:€1)	2012 US$:€	2011 US$:€
Income statement	**1.29**	1.39
Statement of financial position	**1.32**	1.29

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	2012 US$m	2011 US$m
Adjusted profit attributable to shareholders	**903**	849
Share of joint ventures':		
Amortisation of acquired intangible assets	**(267)**	(284)
Acquisition related costs	**(13)**	(26)
Disposals and other non operating items	**83**	(14)
Exceptional prior year tax credit	**76**	-
Deferred tax adjustments	**67**	83
Profit attributable to shareholders	**849**	608

DATA PER AMERICAN DEPOSITARY SHARE (ADS)	2012 US$	2011 US$
Earnings per ADS based on 50% interest in Reed Elsevier combined businesses:		
Adjusted	**$2.45**	$2.31
Basic	**$2.32**	$1.64
Net dividend per ADS declared in the year	**$1.18**	$1.15
Net dividend per ADS paid and proposed in relation to the financial year	**$1.20**	$1.21

Consolidated statement of financial position

AS AT 31 DECEMBER	2012 US$m	2011 US$m
Shareholders' equity	**1,851**	1,683

Adjusted earnings per American Depositary Share is based on Reed Elsevier NV shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted figures are additional performance measures used by management and are described in note 9 to the Reed Elsevier NV consolidated financial statements.

Reed Elsevier NV shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing two Reed Elsevier NV ordinary shares. (CUSIP No. 758204200; trading symbol, ENL; Bank of New York is the ADR Depositary.)

Shareholder information

Annual Reports and Financial Statements 2012
The Annual Reports and Financial Statements for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV for the year ended 31 December 2012, and the Corporate Governance Statement of Reed Elsevier NV are available on the Reed Elsevier website, and from the registered offices of the respective parent companies shown on page 202. Additional financial information, including the interim and full-year results announcements, Interim Management Statements and presentations is also available on the Reed Elsevier website, www.reedelsevier.com.

The Reed Elsevier combined financial statements set out in the Annual Reports and Financial Statements are expressed in sterling, with summary combined financial information expressed in euros. The financial statements of Reed Elsevier PLC and Reed Elsevier NV are expressed in sterling and euros respectively.

Interim results
Reed Elsevier PLC and Reed Elsevier NV no longer publish interim results in hard copy. The interim results are available on the Reed Elsevier website, www.reedelsevier.com.

Share price information
Reed Elsevier PLC's ordinary shares are quoted on the London Stock Exchange.

Reed Elsevier NV's ordinary shares are quoted on the NYSE Euronext Amsterdam Stock Exchange.

The Reed Elsevier PLC and Reed Elsevier NV ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs). Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

The Reed Elsevier PLC and Reed Elsevier NV ordinary share prices and the ADR prices may be obtained from the Reed Elsevier website, other online sources and the financial pages of some newspapers.


FOR FURTHER INFORMATION VISIT WWW.REEDELSEVIER.COM

Information for Reed Elsevier PLC ordinary shareholders

Shareholder services
The Reed Elsevier PLC ordinary share register is administered by Equiniti Limited. Equiniti provides a free online portal for shareholders at www.shareview.co.uk. Shareview provides shareholders with instant access to details of their shareholdings and dividend payments, with the ability to update personal details and to register a bank mandate for dividend payments. Equiniti's contact details appear on page 202.

Electronic communications
While hard copy shareholder communications continue to be available to those shareholders requesting them, in accordance with the Companies Act 2006 and the company's Articles, Reed Elsevier PLC uses the Reed Elsevier website as the main method of communicating with shareholders. By registering their details online at Shareview, shareholders can be notified by email when shareholder communications are published on the website. Shareholders can also use the Shareview website to appoint a proxy to vote on their behalf at shareholder meetings.

Shareholders who hold their Reed Elsevier PLC shares through CREST may appoint proxies for shareholder meetings through the CREST electronic proxy appointment service by using the procedures described in the CREST manual.

Dividend mandates
Shareholders are encouraged to have their dividends paid directly into a UK bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date. A dividend mandate form can be obtained online at www.shareview.co.uk, or by contacting Equiniti at the address shown on page 202.

Equiniti has established a service for overseas shareholders in over 90 countries, which enables shareholders to have their dividends automatically converted from sterling and paid directly into their nominated bank account. Further details of this service, and the fees applicable, are available at www.shareview.co.uk or by contacting Equiniti at the address shown on page 202.

Dividend Reinvestment Plan
Shareholders can choose to reinvest their Reed Elsevier PLC dividends by purchasing further shares through the Dividend Reinvestment Plan ("DRIP") provided by Equiniti. Further information concerning the DRIP facility, together with the terms and conditions and an application form can be obtained online at www.shareview.co.uk/dividends or by contacting Equiniti at the address shown on page 202.

Share dealing service
A telephone and internet dealing service is available through Reed Elsevier PLC's Registrar, Equiniti, which provides a simple way for UK-resident shareholders to buy or sell Reed Elsevier PLC shares. For telephone dealing call 08456 037 037 between 8.00am and 4.30pm, Monday to Friday, and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder account number shown on your dividend tax voucher.

Individual savings account (ISA)

A single company ISA for Reed Elsevier PLC shares is available through Equiniti. Details may be obtained from www.shareview.co.uk/ISA, by writing to Equiniti at the address shown on page 202, or by calling their ISA helpline on 0871 384 2244.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme can be obtained from the ShareGift website at www.sharegift.org, or by telephoning ShareGift on 020 7930 3737.

Sub-division of ordinary shares and share consolidation

On 28 July 1986, each Reed Elsevier PLC ordinary share of £1 nominal value was sub-divided into four ordinary shares of 25p each. On 2 May 1997, each 25p ordinary share was sub-divided into two ordinary shares of 12.5p each. On 7 January 2008, the ordinary shares of 12.5p each were consolidated on the basis of 58 new ordinary shares of $14\frac{51}{116}$p nominal value for every 67 ordinary shares of 12.5p each held.

Capital gains tax

The mid-market price of Reed Elsevier PLC's £1 ordinary shares on 31 March 1982 was 282p. Adjusting for the sub-divisions and share consolidation referred to above results in an equivalent mid-market price of 40.72p for each existing ordinary share of $14\frac{51}{116}$p nominal value.

Warning to shareholders – unsolicited investment advice

Many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas-based 'brokers' who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as 'boiler room scams'.

Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. If you receive any unsolicited investment advice, check that the person or organisation is properly authorised by the FSA before getting involved by visiting www.fsa.gov.uk/fsaregister/ and contacting the firm using the details on the register. If you deal with an unauthorised firm, you will not be eligible to receive payment under the Financial Service Compensation Scheme.

The FSA can be contacted at www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml.

Information for Reed Elsevier NV ordinary shareholders

Shareholder enquiries

Enquiries from holders of Reed Elsevier NV registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Reed Elsevier NV, at the registered office address shown on page 202.

Dividends

Dividends on Reed Elsevier NV ordinary shares are declared and paid in euros. Registered shareholders in Reed Elsevier NV will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

Dividend Reinvestment Plan

By instructing their bank or intermediary, shareholders can choose to reinvest their Reed Elsevier NV dividends by purchasing further shares through the Dividend Reinvestment Plan ("DRIP") provided by ABN AMRO Bank NV. Further information concerning the DRIP facility can be obtained online at www.securitiesinfo.nl.

Consolidation of ordinary shares

On 7 January 2008 the Reed Elsevier NV ordinary share of €0.06 each were consolidated on the basis of 58 new ordinary shares of €0.07 each for every 67 ordinary shares of €0.06 each held.

Information for Reed Elsevier PLC and Reed Elsevier NV ADR holders

The Reed Elsevier PLC and Reed Elsevier NV ADR Depositary is BNY Mellon.

Reed Elsevier PLC's CUSIP number is 758205207 and its trading symbol is RUK. Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares.

Reed Elsevier NV's CUSIP number is 758204200 and its trading symbol is ENL. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

ADR shareholder services

Enquiries concerning Reed Elsevier PLC or Reed Elsevier NV ADRs should be addressed to the ADR Depositary at the address shown on page 202.

Dividends

Dividend payments on Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into US dollars by the ADR Depositary.

Annual Report on Form 20-F

The Annual Report on Form 20-F for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV is filed electronically with the United States Securities and Exchange Commission. A copy of Form 20-F is available on the Reed Elsevier website, or from the ADR Depositary at the address shown on page 202.

Contacts

Reed Elsevier PLC
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Auditors
Deloitte LLP
2 New Street Square
London EC4A 3BZ
United Kingdom

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
United Kingdom


WWW.SHAREVIEW.CO.UK

Tel: 0871 384 2960
(calls cost 8p per minute plus additional network charges where applicable)

Tel: +44 121 415 7047 (callers outside the UK)

Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
BNY Mellon Depositary Receipts
PO Box 43006
Providence, RI 02940-3006
USA


WWW.ADRBNY.COM

Email: shrrelations@bnymellon.com
Tel: +1 888 269 2377
+1 201 680 6825 (callers outside the US)

Reed Elsevier NV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 485 2032

Deloitte Accountants BV
Orlyplein 10
1043 DP Amsterdam
The Netherlands

Listing/paying agent
ABN AMRO Bank NV
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands


WWW.SECURITIESINFO.NL

2013 financial calendar

28 February	**PLC/NV**	Results announcement for the year ended 31 December 2012
24 April	**PLC/NV**	Interim management statement issued in relation to the 2013 financial year
24 April	**NV**	Annual General Meeting – Reed Elsevier NV, Hotel Okura, Ferdinand Bolstraat 33, 1072 LH Amsterdam
25 April	**PLC**	Annual General Meeting – Reed Elsevier PLC, Millennium Hotel, Grosvenor Square, London W1K 2HP
30 April	**NV**	Ex-dividend date – 2012 final dividend, Reed Elsevier NV ordinary shares
1 May	**PLC/NV**	Ex-dividend date – 2012 final dividend, Reed Elsevier PLC ordinary shares and ADRs, and Reed Elsevier NV ADRs
3 May	**PLC/NV**	Record date – 2012 final dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
23 May	**PLC/NV**	Payment date – 2012 final dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
30 May	**PLC/NV**	Payment date – 2012 final dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
25 July	**PLC/NV**	Interim results announcement for the six months to 30 June 2013
7 August	**PLC/NV**	Ex-dividend date – 2013 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
9 August	**PLC/NV**	Record date – 2013 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
29 August	**PLC/NV**	Payment date – 2013 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
5 September	**PLC/NV**	Payment date – 2013 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
7 November	**PLC/NV**	Interim management statement issued in relation to the 2013 financial year

The following tables set out dividends paid (or proposed) in relation to the three financial years 2010–2012.

	per PLC ordinary share	per NV ordinary share	Payment date
Final dividend for 2012*	17.00p	€0.337	23 May 2013
Interim dividend for 2012	6.00p	€0.130	31 August 2012
Final dividend for 2011	15.90p	€0.326	21 May 2012
Interim dividend for 2011	5.65p	€0.110	26 August 2011
Final dividend for 2010	15.00p	€0.303	17 May 2011
Interim dividend for 2010	5.40p	€0.109	27 August 2010

*Proposed dividend, to be submitted for approval at the respective Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2013.

	per PLC ADR	per NV ADR	Payment date
Final dividend for 2012	**	**	30 May 2013
Interim dividend for 2012	$0.37898	$0.27638	7 September 2012
Final dividend for 2011	$1.00379	$0.70499	29 May 2012
Interim dividend for 2011	$0.36860	$0.26875	2 September 2011
Final dividend for 2010	$0.97236	$0.73118	24 May 2011
Interim dividend for 2010	$0.33480	$0.23512	3 September 2010

**Payment will be determined using the appropriate £/US$ and €/US$ exchange rate on 23 May 2013.

Principal operating locations

Reed Elsevier
1-3 Strand
London WC2N 5JR, UK
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 485 2032

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 8100
Fax: +1 212 309 8187


FOR FURTHER INFORMATION OR CONTACT DETAILS, PLEASE CONSULT OUR WEBSITE:
WWW.REEDELSEVIER.COM

Elsevier
Radarweg 29
1043 NX Amsterdam
The Netherlands

WWW.ELSEVIER.COM

The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK

1600 John F. Kennedy Blvd
Suite 1800, Philadelphia
PA 19103, USA

3251 Riverport Lane
Maryland Heights, MO 63043, USA

LexisNexis Risk Solutions
1000 Alderman Drive
Alpharetta, GA 30005, USA

WWW.LEXISNEXIS.COM/RISK

Reed Business Information
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK

WWW.REEDBUSINESS.CO.UK

LexisNexis Legal & Professional
125 Park Avenue, 23rd Floor
New York, NY 10017, USA

WWW.LEXISNEXIS.COM

9443 Springboro Pike
Miamisburg, OH 45342, USA

Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK

WWW.LEXISNEXIS.CO.UK

Reed Exhibitions
Gateway House, 28 The Quadrant
Richmond, Surrey TW9 1DN, UK

WWW.REEDEXPO.COM

Elsevier Reed Finance BV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 485 2032

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